As filed with the Securities and Exchange Commission on November 27, 2006
Registration No. 333-138033

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Compagnie Générale de Géophysique
(Exact name of registrant as specified in its charter)
General Geophysics Company
(Translation of registrant’s name into English)

Republic of France	1382	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Tour Maine-Montparnasse
33, avenue de Maine
BP 191
75755 Paris Cedex 15
France
+33 1 64 47 45 00
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Thierry Le Roux	Thomas N. O’Neill III, Esq.	Larry L. Worden, Esq.	Jeffery B. Floyd, Esq.
Group President and Chief Financial Officer	Linklaters	Vice President,	Vinson & Elkins L.L.P.
Compagnie Générale de Géophysique	25, rue de Marignan	General Counsel and Secretary	2300 First City Tower
Tour Maine-Montparnasse	75008 Paris	Veritas DGC Inc.	1001 Fannin
33, avenue du Maine	France	10300 Town Park Drive	Houston, Texas 77002- 6760
BP 191	+33 1 56 43 58 82	Houston, Texas 77072	(713) 758-2222
75755 Paris Cedex 15		(832) 351-8300
France +33 1 64 47 45 00

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained herein is subject to completion or amendment. No securities may be sold until a registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful.

SUBJECT TO COMPLETION, DATED NOVEMBER 27, 2006

To the Stockholders of Veritas DGC Inc.:
     You are cordially invited to attend a special meeting of stockholders of Veritas DGC Inc. scheduled for January 9, 2007 at 10:00 a.m., Houston time, at the offices of Veritas DGC, Inc., 10300 Town Park Drive, Houston, Texas 77072. At the special meeting, you will be asked to adopt our agreement and plan of merger, dated as of September 4, 2006, with Compagnie Générale de Géophysique and its wholly-owned subsidiaries, Volnay Acquisition Co. I and Volnay Acquisition Co. II, as this agreement may be amended from time to time, which is referred to as the merger agreement. In the merger, Volnay Acquisition Co. I will merge with and into Veritas, with Veritas surviving the merger as a wholly-owned subsidiary of CGG, immediately followed by Veritas merging with and into Volnay Acquisition Co. II, with Volnay Acquisition Co. II surviving the merger and continuing its corporate existence as a wholly-owned subsidiary of CGG. Immediately after the merger is effective, the combined company will be renamed “CGG-Veritas.”
     Pursuant to the merger agreement, CGG will issue to Veritas’ stockholders up to approximately 49.8 million CGG ADSs, representing approximately 10.0 million CGG ordinary shares, and will pay to Veritas’ stockholders approximately $1.6 billion in cash (based on the outstanding shares of Veritas common stock on July 31, 2006 and the maximum number of additional shares of Veritas common stock that may be issued in accordance with the merger agreement pursuant to the exercise of outstanding Veritas stock options or the conversion of Veritas’ convertible senior bonds due 2024 or otherwise). Because the value of the per share merger consideration is determined in part based on the average of the closing prices of CGG ADSs on the New York Stock Exchange during a trading period that ends just prior to the effective time of the merger, the actual amount of cash or number of CGG ADSs that you will be entitled to receive for each share of Veritas common stock cannot be determined until the effective time of the merger and will not be known at the time of the Veritas special meeting to vote upon the merger agreement. The formula that will determine the amount of per share merger consideration that you will be entitled to receive is described on page 93 of this proxy statement/ prospectus. The tables on pages 3 and 96 of this proxy statement/ prospectus give calculations of the merger consideration that you will be entitled to receive over a hypothetical range of values for the CGG ADSs.
     You may elect to receive either cash or CGG ADSs with respect to each share of Veritas common stock you hold, subject in each case to proration as set forth in the merger agreement and described in this proxy statement/ prospectus. Regardless of whether you elect to receive cash, CGG ADSs or a combination of cash and CGG ADSs, or make no election, the merger agreement contains provisions designed to cause the value of the per share consideration you receive to be substantially equivalent.
     Each CGG ADS represents one-fifth of one CGG ordinary share, nominal value €2 per share. CGG ADSs trade on the New York Stock Exchange under the symbol the “GGY.” We estimate that immediately after the effective time of the merger, former Veritas stockholders will hold CGG ADSs representing approximately 36% of the then-outstanding CGG ordinary shares (based on the outstanding shares of Veritas common stock on July 31, 2006 and the maximum number of additional shares of Veritas common stock that may be issued in accordance with the merger agreement pursuant to the exercise of outstanding Veritas stock options or the conversion of Veritas’ convertible senior bonds due 2024 or otherwise).
     The merger cannot be completed unless Veritas stockholders adopt the merger agreement by the affirmative vote of the holders of at least a majority of the shares of Veritas common stock outstanding on November 18, 2006 the record date for the special meeting.
     The Veritas board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that you vote FOR the proposal to adopt the merger agreement, which is described in detail in this proxy statement/ prospectus.
     The accompanying proxy statement/ prospectus contains detailed information about the merger, the merger agreement and the Veritas special meeting. This document is also a prospectus for the CGG ordinary shares underlying the CGG ADSs that will be issued pursuant to the merger. We encourage you to read this proxy statement/ prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 24.
Your vote is very important. Whether or not you plan to attend the Veritas special meeting, please take the time to submit your proxy by completing and mailing the enclosed proxy card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If your shares of Veritas common stock are held in “street name,” you must instruct your broker how to vote such shares.

Sincerely,

Thierry Pilenko
Chairman of the Board of Directors and
Chief Executive Officer
Veritas DGC Inc.
     Neither the U.S. Securities and Exchange Commission nor any non-U.S. or state securities commission has approved or disapproved of the securities to be issued under this proxy statement/ prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/ prospectus. Any representation to the contrary is a criminal offense.
     This proxy statement/ prospectus is dated [●], 2006, and is first being mailed to Veritas stockholders on or about [●], 2006.

Veritas DGC Inc.
10300 Town Park Drive
Houston, Texas 77072
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 9, 2007
To the Stockholders of Veritas DGC Inc.:
      We will hold a special meeting of stockholders of Veritas on January 9, 2007 at 10:00 a.m., Houston time, at the offices of Veritas DGC, Inc., 10300 Town Park Drive, Houston, Texas 77072, for the following purposes:

1. to consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated as of September 4, 2006 (which we refer to as the merger agreement), by and among Veritas, CGG, Volnay Acquisition Co. I and Volnay Acquisition Co. II, as this agreement may be amended from time to time; and

2. to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.
      Only Veritas stockholders of record at the close of business on November 18, 2006, the record date for the Veritas special meeting, are entitled to notice of, and to vote at, the Veritas special meeting and any adjournments or postponements of the Veritas special meeting.
      The Veritas board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that you vote FOR the proposal to adopt the merger agreement, which is described in detail in this proxy statement/ prospectus.
YOUR VOTE IS IMPORTANT
Whether or not you plan to attend the meeting, please submit a proxy as soon as possible. To submit a proxy, call the toll-free telephone number listed on your proxy card, use the Internet as described in the instructions on the enclosed proxy card, or complete, sign, date and mail your proxy card. Submitting a proxy will assure that your vote is counted at the meeting if you do not attend in person. If your shares of Veritas common stock are held in “street name” by your broker or other nominee, only that holder can vote your shares of Veritas common stock and the vote cannot be cast unless you provide instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares of Veritas common stock. You may revoke your proxy at any time before it is voted. Please review the proxy statement/ prospectus accompanying this notice for more complete information regarding the merger and the special meeting.

By Order of the Board of Directors of
Veritas DGC Inc.,

Larry L. Worden
Vice President, General Counsel and Secretary
Houston, Texas, [       ●       ], 2006

ADDITIONAL INFORMATION
      This proxy statement/ prospectus incorporates by reference important business and financial information about CGG and Veritas from documents that are not included or delivered with this proxy statement/ prospectus. See “Additional Information — Where You Can Find More Information” beginning on page 190.
      Documents incorporated by reference are available to you without charge upon your written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/ prospectus. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company.

Compagnie Générale de Géophysique Tour Maine – Montparnasse 33, avenue du Maine BP 191 75755 Paris Cedex 15, France +33 1 64 47 45 00 Attention: Investor Relations www.cgg.com	Veritas DGC Inc. 10300 Town Park Drive Houston, Texas 77072 (832) 351-8300 Attention: Investor Relations www.veritasdgc.com
      In order for you to receive timely delivery of the documents in advance of the Veritas special meeting, CGG or Veritas, as applicable, should receive your request by no later than December 29, 2006.
      You also may obtain these documents at the website of the U.S. Securities and Exchange Commission, which is referred to as the SEC, www.sec.gov, and you may obtain certain of these documents at CGG’s website, “www.cgg.com,” by selecting “Investors” and then selecting “Financial Reports,” and at Veritas’ website, “www.veritasdgc.com,” by selecting “Investors,” then selecting “Financials” and then selecting “SEC Filings.”
      CGG and Veritas are expressly not incorporating by reference the contents of the websites of the SEC, CGG, Veritas or any other person into this proxy statement/ prospectus. CGG and Veritas are providing for your convenience only the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/ prospectus at these websites.
ABOUT THIS DOCUMENT
      This document, which forms part of a registration statement on Form F-4 filed with the SEC by CGG (File No. 333-138033), constitutes a prospectus of CGG under Section 5 of the U.S. Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the CGG ordinary shares underlying the CGG ADSs to be issued to Veritas stockholders pursuant to the merger. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, with respect to the special meeting of Veritas stockholders, at which Veritas stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement.
CURRENCIES
      In this proxy statement/ prospectus, unless otherwise specified or the context otherwise requires:

•	“$” and “U.S. dollar” each refer to the United States dollar;

•	“€” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999; and

•	“NOK” refers to Norwegian kroner.

i

Annexes

Annex A	Agreement and Plan of Merger	A-1
Annex B	Opinion of Goldman, Sachs & Co.	B-1
Annex C	Opinion of Credit Suisse Securities (USA) LLC	C-1
Annex D	Opinion of Rothschild, Inc.	D-1
Annex E	Report of Lehman Brothers	E-1
Annex F	Section 262 of the General Corporation Law of the State of Delaware	F-1
EX-5.1
EX-8.1
EX-23.1
EX-23.2
EX-23.3
EX-23.4
EX-99.1
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE
VERITAS SPECIAL STOCKHOLDERS MEETING
      The following are some questions that you may have regarding the proposed merger being considered at the Veritas special meeting and brief answers to those questions. Veritas and CGG urge you to read carefully the remainder of this proxy statement/ prospectus because the information in this section does not provide all the information that might be important to you. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/ prospectus. Unless stated otherwise, all references in this proxy statement/ prospectus to CGG are to Compagnie Générale de Géophysique, a société anonyme organized under the laws of the Republic of France; all references to Veritas are to Veritas DGC Inc., a Delaware corporation; all references to CGG-Veritas are to the combined company; and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of September 4, 2006, by and among Veritas, CGG, Volnay Acquisition Co. I and Volnay Acquisition Co. II, a copy of which is attached as Annex A to this proxy statement/ prospectus and is incorporated by reference herein.

Q:	What is the proposed transaction?

A:	CGG and Veritas have entered into a merger agreement, pursuant to which Volnay Acquisition Co. I will merge with and into Veritas, with Veritas surviving the merger as a wholly-owned subsidiary of CGG, immediately followed by Veritas merging with and into Volnay Acquisition Co. II, with Volnay Acquisition Co. II surviving the merger and continuing its corporate existence as a wholly-owned subsidiary of CGG (together, these transactions are referred to in this proxy statement/ prospectus as the merger). CGG will be renamed “CGG-Veritas” immediately after the effective time of the merger.

Q:	Why are CGG and Veritas proposing the merger?

A:	The boards of directors of CGG and Veritas believe that the combination of CGG and Veritas will provide substantial strategic and financial benefits to the shareholders of both companies and will allow shareholders the opportunity to participate in a strong, pure-play seismic company offering a broad range of seismic services and, through Sercel, geophysical equipment, to the industry across all markets. To review the reasons for the merger in greater detail, see “The Merger — Recommendation of the Veritas Board of Directors and Its Reasons for the Merger” and “The Merger — CGG’s Reasons for the Merger.”

Q:	Why am I receiving this proxy statement/ prospectus?

A:	Veritas stockholders are being asked to adopt the merger agreement. Under the General Corporation Law of the State of Delaware, which governs Veritas, adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Veritas common stock entitled to vote. Accordingly, if a Veritas stockholder fails to vote, or if a Veritas stockholder abstains, that will have the same effect as a vote against adoption of the merger agreement. Your broker will not be able to vote shares of Veritas common stock held in “street name” unless you instruct your broker how to vote.

This proxy statement/ prospectus contains important information about the proposed merger, the merger agreement and the Veritas special meeting, which you should read carefully before voting. The enclosed voting materials allow you to cause your shares of Veritas common stock to be voted without attending the Veritas special meeting in person.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:	What is the amount of cash and/or the number of CGG ADSs that I will be entitled to receive for my shares of Veritas common stock?

A:	Under the merger agreement, the actual amount of cash or number of CGG ADSs that you will be entitled to receive for each share of Veritas common stock you hold cannot be determined until the effective time of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described in this proxy statement/ prospectus. The per share consideration will be equal to the aggregate value of all CGG ADSs and cash being issued pursuant to the merger divided by the total number of shares of Veritas common stock outstanding immediately prior to the effective time of the merger. The value of the CGG ADSs for these purposes, or average CGG ADS value, as it is referred to in this proxy statement/ prospectus, will be the average of the closing prices of CGG ADSs on the New York Stock Exchange, referred to as the NYSE, as reported by The Wall Street Journal during the 20 consecutive trading day period during which the CGG ADSs are traded on the NYSE ending three calendar days before the effective time of the merger or, if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day. There are tables on pages 3 and 96 of this proxy statement/ prospectus that set forth the per share cash consideration and the per ADS consideration that would be received by Veritas stockholders based on a range of hypothetical average CGG ADS values.

For a more complete description of what Veritas stockholders will be entitled to receive pursuant to the merger, see “The Merger Agreement — Merger Consideration.”

Q:	If I am a Veritas stockholder, when must I elect the type of merger consideration that I prefer to receive?

A:	Holders of Veritas common stock who wish to elect the type of merger consideration they prefer to receive pursuant to the merger should carefully review and follow the instructions set forth in the election form provided to Veritas stockholders. These instructions require that a properly completed and signed election form along with your shares of Veritas common stock be received by the exchange agent by the election deadline, which is 5:00 p.m., New York City time, on January 10, 2007. If a Veritas stockholder does not submit a properly completed and signed election form to the exchange agent by the election deadline, then such stockholder will have no control over the type of merger consideration such stockholder will receive, and, consequently, will receive only cash, only CGG ADSs, or a combination of cash and CGG ADSs pursuant to the merger.

For a more complete description of what Veritas stockholders will be entitled to receive pursuant to the merger, see “The Merger Agreement — Merger Consideration.”

Q:	What is a CGG ADS?

A:	An American Depositary Share, or ADS, is a security that allows shareholders in the United States to more easily hold and trade interests in foreign-based companies. ADSs are often evidenced by certificates known as American Depositary Receipts, or ADRs. CGG is a French company that issues ordinary shares that are similar in many respects to common stock of a U.S. company. Each CGG ADS represents one-fifth of one CGG ordinary share. CGG ordinary shares are quoted in euros on the Euronext Paris SA, which is the French national stock exchange. CGG ADSs represent certain rights with respect to the underlying CGG ordinary shares. See “Description of the CGG American Depositary Shares.”

Q:	Are CGG ADSs publicly traded in the United States?

A:	Yes. CGG ADSs are publicly traded in the United States and are listed on the NYSE under the trading symbol “GGY.”

Q:	What are the implications of CGG being a “foreign private issuer”?

A:	CGG is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. CGG is required to file its annual report on Form 20-F with the SEC within six months after the end of each fiscal year. In addition, CGG must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by CGG in France or filed with Euronext Paris SA, or regarding information distributed or required to be distributed by CGG to its shareholders. CGG is exempt from certain rules under the Exchange Act, including the proxy rules which impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Moreover, CGG is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act; is not required to file financial statements prepared in accordance with U.S. GAAP (although it is required to reconcile its annual financial statements to U.S. GAAP); and is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters,

CGG’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of CGG ordinary shares. If CGG or the combined company loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States.

The covenants contained in CGG’s outstanding 7 1/2% senior notes due 2015, referred to as the CGG senior notes, however, require CGG to furnish to the SEC a greater level of financial and non-financial information than the Exchange Act requires of foreign private issuers for so long as such notes remain outstanding. Specifically, CGG’s current practice is to prepare financial statements on a quarterly basis and to furnish them under the Exchange Act on Form 6-K. CGG’s current practice is also to prepare and furnish under the Exchange Act, together with such financial statements, disclosure with respect to its “Operating and Financial Review and Prospects” of the type described in Item 5 of SEC Form 20-F.

Q:	What will happen in the proposed merger to stock options to purchase Veritas common stock and other stock-based awards that have been granted to employees, directors and consultants of Veritas or its affiliates?

A:	Each option to purchase shares of Veritas common stock pursuant to any stock option plan, program or arrangement of Veritas (other than the Veritas 1992 Employee Non-Qualified Stock Option Plan) that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, will be cancelled and converted into a right to receive an amount in cash equal to the excess, if any, of the per share cash consideration in the merger over the exercise price per share under such option immediately prior to such cancellation and conversion (less any applicable withholding taxes). Each option to purchase shares of Veritas common stock pursuant to the Veritas 1992 Employee Non-Qualified Stock Option Plan which is outstanding and unexercised as of the effective time of the merger, whether or not vested, will be cancelled and no consideration will be paid in connection with such cancellation. Options that are currently outstanding and unexercised under that plan, however, may be exercised in accordance with their terms prior to the effective time of the merger.

All Veritas option plans, the Veritas 2001 Key Employee Restricted Stock Plan and any other plan providing for the issuance, transfer or grant of any capital stock of Veritas or any interest in respect of any capital stock of Veritas will be terminated as of the effective time of the merger.

Q:	What will happen to Veritas’ convertible bonds in the merger?

A:	Veritas floating rate convertible senior bonds due 2024 (referred to in this proxy statement/ prospectus as the convertible bonds) that are not converted by their holders into Veritas common stock prior to the merger will remain outstanding following the merger. After the effective time of the merger, the convertible bonds will become convertible for the merger consideration that a holder of shares of Veritas common stock that made no election would receive, which will not be determinable until after the election deadline.

A holder of the convertible bonds who converts into Veritas common stock prior to the election deadline may elect to receive cash or CGG ADSs or a combination of cash and CGG ADSs in the same manner as other Veritas stockholders, subject to the election procedures and proration mechanisms described in this proxy statement/ prospectus.

A holder of Veritas convertible bonds that wishes to have the right to make an election should tender his convertible bonds for conversion sufficiently in advance of the election deadline (in any event, no later than December 21, 2006) and return a properly completed election form prior to the election deadline of 5:00 p.m. New York City time on January 10, 2007 with respect to the shares of Veritas common stock issued on conversion.

Q:	What conditions are required to be fulfilled to complete the merger?

A:	CGG and Veritas are not required to complete the merger unless certain specified conditions are satisfied or waived. These conditions include adoption by Veritas stockholders of the merger agreement, the approval by CGG shareholders of the issuance of CGG ordinary shares underlying the CGG ADSs to be issued pursuant to the merger and related matters, the effectiveness of the Form F-4 registration statement, of which this proxy statement/ prospectus constitutes a part, and of the Form F-6 registration statement, and the approval (visa) of the “note d’information” by the AMF, relating to the CGG ordinary shares underlying the CGG ADSs to be issued in connection with the merger. There can be no assurance that such conditions will be satisfied. For a more complete summary of the conditions that must be satisfied or waived prior to the effective time of the merger, see “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 105.

Q:	How will CGG finance the cash component of the merger?

A:	CGG has entered into a senior secured bridge loan facility with Credit Suisse International, as sole and exclusive lead arranger and sole and exclusive bookrunner, of up to $1.6 billion to be made available to CGG for the purposes of, among other things, financing the cash component of the merger consideration. The bridge loan facility may be drawn only in a single borrowing on the date of the merger and is payable in full by a single payment 18 months from the initial funding date, subject to a six-month extension at the sole option of a majority of lenders under the facility.

Under the bridge loan facility, CGG-Veritas is required to maintain certain financial covenants and is subject to affirmative and negative covenants that affect its ability, among other things, to borrow money, incur liens, dispose of assets and make acquisitions as further described under “CGG Recent Developments — Bridge Loan Facility” beginning on page 40. In addition, drawing under the bridge loan facility is conditioned upon certain conditions which, if not met and not waived by Credit Suisse International, will result in CGG being unable to draw funds under the bridge loan agreement and having to seek other financing to complete the merger. See “Risk Factors — Risks Related to the Combined Company’s Indebtedness — If CGG is unable to draw funds under the commitment letter, it will have to seek other financing to complete the merger, which could be on terms that are less favorable to CGG.”

Q:	When do CGG and Veritas expect the merger to be completed?

A:	CGG and Veritas are working to complete the merger as quickly as practicable. They currently expect the merger to be completed during the first quarter of 2007. However, neither CGG nor Veritas can predict the exact timing of the effective time of the merger because it is subject to certain conditions both within and beyond each of their control. See “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 105.

Q:	Are Veritas stockholders entitled to appraisal rights?

A:	If the merger is completed and any holder of Veritas common stock is required to receive cash (other than cash in lieu of fractional CGG ADSs) as consideration pursuant to the merger, holders of shares of Veritas common stock who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares, but only if they submit a written demand for such an appraisal prior to the vote on adoption of the merger agreement and they comply with the other Delaware law procedures and requirements explained in this proxy statement/ prospectus. See “Appraisal Rights” beginning on page 125.

Q:	How does the Veritas board of directors recommend that Veritas stockholders vote?

A:	The Veritas board of directors has determined that the execution and delivery of the merger agreement was advisable and the transactions contemplated by the merger agreement are in the best interests of the Veritas stockholders and unanimously recommends that Veritas stockholders vote FOR the proposal to adopt the merger agreement. For a more complete description of the recommendation of the Veritas board of directors, see “The Merger — Recommendation of the Veritas Board of Directors and Its Reasons for the Merger” beginning on page 51.

Q:	When and where will the Veritas special meeting be held?

A:	The Veritas special meeting will be held on January 9, 2007 at 10:00 a.m., Houston time, at the offices of Veritas DGC, Inc., 10300 Town Park Drive, Houston, Texas 77072.

Q:	Who can attend and vote at the Veritas special meeting?

A:	All Veritas stockholders of record as of the close of business on November 18, 2006, the record date for the Veritas special meeting, are entitled to receive notice of and to vote at the Veritas special meeting.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/ prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or, if available, by submitting your proxy by telephone or through the Internet as soon as possible so that your shares of Veritas common stock will be represented and voted at the special meeting.

Please refer to your proxy card or the information forwarded by your broker or other nominee to see which options are available to you.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow you to confirm that your instructions have been properly recorded.

The method by which you submit a proxy will in no way limit your right to vote at the Veritas special meeting if you later decide to attend the meeting in person. If your shares of Veritas common stock are held in the name of a broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at our special meeting.

All shares of Veritas common stock entitled to vote and represented by properly completed proxies received prior to the Veritas special meeting, and not revoked, will be voted at the Veritas special meeting as instructed on the proxies. If you do not indicate how your shares of Veritas common stock should be voted on a matter, the shares of Veritas common stock represented by your properly completed proxy will be voted as the Veritas board of directors recommends and therefore FOR the adoption of the merger agreement.

Q:	If I am a Veritas stockholder, should I send in my stock certificates with my proxy card?

A:	No. Please DO NOT send your Veritas stock certificates with your proxy card. Rather, prior to the election deadline, which is 5:00 p.m., New York City time, on January 10, 2007, you should send your Veritas common stock certificates to the exchange agent, together with your completed, signed election form. If your shares of Veritas common stock are held in “street name” by your broker or other nominee you should follow your broker’s or other nominee’s instructions for making an election with respect to your shares of Veritas common stock.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the Veritas special meeting. You can do this in any of the three following ways:

• by sending a written notice to the Secretary of Veritas in time to be received before the Veritas special meeting stating that you would like to revoke your proxy;

• by completing, signing and dating another proxy card and returning it by mail in time to be received before the Veritas special meeting or, if you submitted your proxy through the Internet or by telephone, by submitting a proxy card at a later date, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

• if you are a holder of record, by attending the special meeting and voting in person. Simply attending the Veritas special meeting without voting will not revoke your proxy or change your vote.

If your shares of Veritas common stock are held in an account at a broker or other nominee and you desire to change your vote, you should contact your broker or other nominee.

Q:	What should I do if I receive more than one set of voting materials for the Veritas special meeting?

A:	You may receive more than one set of voting materials for the Veritas special meeting, including multiple copies of this proxy statement/ prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of Veritas common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of Veritas common stock. If you are a holder of record and your shares of Veritas common stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	If my shares of Veritas common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of Veritas common stock for me?

A:	Your broker will NOT vote your shares of Veritas common stock held in “street name” unless you instruct your broker how to vote. Such failure to vote will have the same effect as a vote AGAINST adoption of the merger agreement. You should therefore provide your broker or other nominee with instructions as to how to vote your shares of Veritas common stock.

Q:	Who can answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/ prospectus, the enclosed proxy card, voting instructions or the election form, you should contact:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
Call toll-free: (866) 293-6622
Call collect (201) 680-6590

SUMMARY
      The following is a summary that highlights information contained in this proxy statement/ prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, CGG and Veritas encourage you to carefully read this entire proxy statement/ prospectus, including the attached annexes. In addition, CGG and Veritas encourage you to read the information incorporated by reference into this proxy statement/ prospectus, which includes important business and financial information about CGG and Veritas that has been filed with the SEC. You may obtain the information incorporated by reference into this proxy statement/ prospectus without charge by following the instructions in the section entitled “Additional Information — Where You Can Find More Information” on page 190.
The Companies
      Compagnie Générale de Géophysique. CGG is a leading manufacturer of geophysical equipment and international provider of geophysical services. Founded in France in 1931, it sells its geophysical equipment primarily to other geophysical service companies and provides geophysical services principally to oil and gas companies that use seismic imaging to help explore for, develop and manage oil and gas reserves by (i) identifying new areas where subsurface conditions are favorable for the accumulation of oil and gas; (ii) determining the size and structure of previously identified oil and gas fields; and (iii) optimizing development and production of oil and gas reserves (reservoir management).
      CGG ADSs are traded on the NYSE under the trading symbol “GGY.” Each CGG ADS represents one-fifth of one CGG ordinary share. CGG ordinary shares are quoted on Euronext Paris SA under the trading symbol “GLE.”
      CGG’s principal executive offices are located at Tour Maine-Montparnasse, 33, avenue du Maine, BP 191, 75755 Paris, Cedex 15 France.
      Veritas DGC Inc. Veritas is a leading provider of integrated geophysical information services to the petroleum industry worldwide. Its customers include major national and independent oil and gas companies that utilize geophysical technologies to: (i) identify new areas where subsurface conditions are favorable for the production of hydrocarbons; (ii) determine the size and structure of previously identified oil and gas fields; and (iii) optimize development and production of hydrocarbon reserves. Veritas and its predecessors have been in operation for more than 36 years.
      Veritas common stock is traded on the NYSE under the symbol “VTS.”
      Veritas’ principal executive offices are located at 10300 Town Park Drive, Houston, Texas 77072.
      Volnay Acquisition Co. I and Volnay Acquisition Co. II. Volnay Acquisition Co. I and Volnay Acquisition Co. II, are each wholly-owned subsidiaries of CGG and are each organized under the laws of the State of Delaware. Volnay Acquisition Co. I and Volnay Acquisition Co. II were formed on September 5, 2006 solely for the purpose of effecting the merger. Volnay Acquisition Co. I and Volnay Acquisition Co. II have not conducted any business operations other than activities incidental to their formation and in connection with the transactions contemplated by the merger agreement.
      The principal executive offices of Volnay Acquisition Co. I and Volnay Acquisition Co. II are c/o Compagnie Générale de Géophysique, Tour Maine-Montparnasse, 33, avenue du Maine, BP 191, 75755, Paris, Cedex 15 France.
The Merger (see page 44)
      CGG and Veritas have agreed to combine their businesses pursuant to the merger agreement described in this proxy statement/ prospectus. Under the terms of the merger agreement, Volnay Acquisition Co. I will merge with and into Veritas, with Veritas surviving the merger as a wholly-owned subsidiary of CGG, immediately followed by Veritas merging with and into Volnay Acquisition Co. II, with Volnay Acquisition Co. II surviving the merger and continuing its corporate existence as a wholly-

owned subsidiary of CGG. The combined company will be renamed “CGG-Veritas” immediately after the effective time of the merger.
      The merger agreement is attached as Annex A to this proxy statement/ prospectus and is incorporated by reference herein. CGG and Veritas encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.
Merger Consideration (see page 92)
      The merger agreement provides that at the effective time of the merger, each outstanding share of Veritas common stock will be converted into the right to receive either a number of CGG ADSs or an amount of cash, subject to the election and proration procedures described in this proxy statement/ prospectus. The actual amount of cash or number of CGG ADSs that you will be entitled to receive for each share of Veritas common stock you hold cannot be determined until the effective time of the merger. Those amounts will be determined based on the formula set forth in the merger agreement and described in “The Merger Agreement — Merger Consideration” beginning on page 92 of this proxy statement/ prospectus. The formula is designed to substantially equalize the value of the consideration to be received for each share of Veritas common stock, at the time the calculation is made, regardless of whether you elect to receive cash, CGG ADSs or a combination of cash and CGG ADSs, or make no election. CGG and Veritas deemed this equalization mechanism to be desirable because the value of the CGG ADSs will fluctuate between September 4, 2006, the date the merger agreement was entered into, and the effective time of the merger. The value of the merger consideration to be received with respect to each share of Veritas common stock will be equal to $37.00 plus approximately $1.14 per $1.00 of average CGG ADS value.
      The aggregate amount of cash and the total number of CGG ADSs to be paid and issued, respectively, pursuant to the merger are fixed (in each case subject to upward adjustment in the event that any shares of Veritas common stock are issued in accordance with the merger agreement pursuant to the exercise of outstanding Veritas stock options or conversion of Veritas convertible bonds or otherwise). Because the amount of cash and the number of CGG ADSs to be paid and issued, respectively, pursuant to the merger are fixed, the percentage of shares of Veritas common stock that will be exchanged for CGG ADSs and the percentage that will be exchanged for cash will depend upon the average CGG ADS value. The higher the average CGG ADS value is, the greater the percentage of shares of Veritas common stock that will be exchanged for CGG ADSs and the lower the average CGG ADS value is, the greater the percentage of shares of Veritas common stock that will be exchanged for cash.
      For example, if the average CGG ADS value is $30.00, a Veritas stockholder receiving CGG ADSs in exchange for shares of Veritas common stock would receive 2.373 CGG ADSs per share of Veritas common stock, with a value of $71.20 per share based on that average CGG ADS value, and a Veritas stockholder receiving cash in exchange for shares of Veritas common stock would receive $71.20 in cash per share of Veritas common stock. The exact proration of CGG ADSs and cash each Veritas stockholder will receive in exchange for such holder’s shares of Veritas common stock is subject to the proration procedures described below. Based on an average CGG ADS value of $30.00, approximately 48.03% of the outstanding shares of Veritas common stock would be exchanged for CGG ADSs, and approximately 51.97% would be exchanged for cash.
      Assuming a hypothetical average CGG ADS value of $33.33, which was the closing price of CGG ADSs on August 29, 2006, the merger would have a value of approximately $75.00 per share of Veritas common stock. Assuming a hypothetical average CGG ADS value of $39.73, which was the closing price of CGG ADSs on November 24, 2006, the last business day prior to the filing of this proxy statement/ prospectus, the merger would have a value of approximately $82.29 per share of Veritas common stock. Assuming a hypothetical average CGG ADS value of $36.80 based on the average of the per share closing prices of CGG ADSs as reported in The Wall Street Journal during the 20 consecutive trading day period ended on November 24, 2006 (which is three calendar days prior to the date of mailing of this proxy statement/ prospectus), the merger would have a value of approximately $78.95 per share of Veritas common stock.
      The following table sets forth, based on various hypothetical average CGG ADS values, the per share cash consideration and the per share CGG ADS consideration, as well as the value of such CGG ADS consideration based on the hypothetical average CGG ADS values. The table also shows the percentage of outstanding shares of Veritas common stock that would be converted into CGG ADSs and cash based on such average CGG ADS values.

				Approximate Percentage of
			Value of per Share	Merger Consideration
Average CGG	Per Share Cash	Per Share CGG	CGG ADS
ADS Value	Consideration	ADS Consideration	Consideration(1)	In ADSs	In Cash

$30.00	$71.20	2.3734	$71.20	48.03%	51.97%
$31.00	$72.34	2.3336	$72.34	48.85%	51.15%
$32.00	$73.48	2.2963	$73.48	49.64%	50.36%
$33.00	$74.62	2.2613	$74.62	50.41%	49.59%
$34.00	$75.76	2.2283	$75.76	51.16%	48.84%
$35.00	$76.90	2.1972	$76.90	51.88%	48.12%
$36.00	$78.04	2.1678	$78.04	52.59%	47.41%
$37.00	$79.18	2.1400	$79.18	53.27%	46.73%
$38.00	$80.32	2.1137	$80.32	53.93%	46.07%
$39.00	$81.46	2.0888	$81.46	54.58%	45.42%
$40.00	$82.60	2.0650	$82.60	55.20%	44.80%
$41.00	$83.74	$2.0425	$83.74	55.81%	44.19%
$42.00	$84.88	$2.0210	$84.88	56.41%	43.59%
$43.00	$86.02	$2.0005	$86.02	56.99%	43.01%
$44.00	$87.16	$1.9809	$87.16	57.55%	42.45%
$45.00	$88.30	$1.9623	$88.30	58.10%	41.90%
Note:

(1)	Based on the CGG ADS value.
    The actual value of the cash consideration or number of CGG ADSs that you will be entitled to receive for each share of Veritas common stock you hold may differ from the hypothetical amounts shown in these examples because the actual amounts can only be determined at the effective time of the merger based on a formula set forth in the merger agreement and described in this proxy statement/ prospectus.
      Following the effective time of the merger, Veritas stockholders are expected to own approximately 36% of CGG-Veritas on a fully diluted basis based on the outstanding shares of Veritas common stock on July 31, 2006 and the maximum number of additional shares of Veritas common stock that may be issued in accordance with the merger agreement pursuant to the exercise of outstanding Veritas stock options or the conversion of the Veritas convertible bonds or otherwise.
      No assurance can be given that the average value of CGG ADSs will be equivalent to the fair market value of CGG ADSs on the date that the merger consideration is received by a Veritas stockholder or at any other time. The actual fair market value of the CGG ADSs received by Veritas stockholders will depend upon the market price of CGG ADSs upon receipt, which may be higher or lower than the average CGG ADS value or the market price of CGG ADSs on the date the merger was announced, on the date this proxy statement/ prospectus is mailed to Veritas stockholders, on the date a Veritas stockholder makes an election with respect to the merger consideration, or on the date of the special meeting of Veritas stockholders.

Election of Merger Consideration (see page 97)
      You may elect to receive cash or, CGG ADSs in exchange for each of your shares of Veritas common stock. However, since CGG is delivering a fixed number of CGG ADSs and paying a fixed amount of cash (in each case subject to upward adjustment in the event that any shares of Veritas common stock are issued in accordance with the merger agreement pursuant to the exercise of outstanding Veritas stock options, the conversion of Veritas convertible bonds or otherwise), you cannot be certain of receiving the form of consideration that you elect with respect to all of your shares of Veritas common stock. If the elections result in an oversubscription of the pool of cash or CGG ADSs, certain procedures for allocating cash and CGG ADSs among Veritas stockholders will be followed by the exchange agent. See “The Merger Agreement — Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Proration — Proration” beginning on page 101 of this proxy statement/ prospectus.
Completion and Delivery of the Election Form (see page 99)
      You should have received an election form with instructions for making cash and CGG ADS elections. You should properly complete and deliver to the exchange agent your election form along with your stock certificates (or a properly completed notice of guaranteed delivery in lieu of the stock certificates). Do not send your stock certificates or election form with your proxy card.
      Election forms and stock certificates (or a properly completed notice of guaranteed delivery in lieu of the stock certificates) must be received by the exchange agent by the election deadline, which is 5:00 p.m., New York City time, on January 10, 2007. Once you tender your stock certificates to the exchange agent, you may not transfer your shares of Veritas common stock until the merger is completed, unless you revoke your election by written notice to the exchange agent that is received prior to the election deadline.
      If you fail to submit a properly completed election form, together with your stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, you will be deemed not to have made an election. As a holder making no election, you will be paid a value per share equivalent to the amount paid per share to holders making elections, but you may be paid in all cash, all CGG ADSs, or part cash and part CGG ADSs, depending on the remaining pool of cash and CGG ADSs available for paying merger consideration after honoring the elections that other Veritas stockholders have made.
      If you own shares of Veritas common stock in “street name” through a broker or other nominee and you wish to make an election, you should seek instructions from the broker or other nominee holding your shares of Veritas common stock concerning how to make your election.
      If the merger agreement is not adopted by Veritas stockholders, or the issuance of CGG ordinary shares underlying the CGG ADSs is not approved by CGG shareholders, stock certificates will be returned by the exchange agent by first class mail or through book-entry transfer (in the case of shares of Veritas common stock delivered in book-entry form to the exchange agent).
Treatment of Stock Options (see page 102)
      Veritas intends to take such actions as are necessary to cause all stock options to purchase shares of Veritas common stock pursuant to any stock option plan, program or arrangement of Veritas (other than the Veritas 1992 Employee Non-Qualified Stock Option Plan) that are outstanding and unexercised at the effective time of the merger, whether or not vested, to be cancelled and converted into a right to receive an amount in cash equal to the excess, if any, of the per share cash consideration over the exercise price per share under such stock option immediately prior to such cancellation and conversion (less any applicable withholding taxes). Each option to purchase shares of Veritas common stock pursuant to the Veritas 1992 Employee Non-Qualified Stock Option Plan which is outstanding and unexercised as of the effective time of the merger, whether or not vested, will be cancelled and no consideration will be paid in connection with such cancellation. Options that are currently outstanding and unexercised under that plan, however, may be exercised in accordance with their terms prior to the effective time of the merger.

      All Veritas stock option plans and restricted stock plans will be terminated as of the effective time of the merger.
Treatment of Convertible Bonds (see page 102)
      The outstanding Veritas floating rate convertible senior bonds due 2024 will be entitled, following the effective time of the merger, to receive upon conversion the merger consideration that a holder of shares of Veritas common stock that made no election would receive, which will not be determinable until the effective time. A holder of the convertible bonds who converts into shares of Veritas common stock prior to the election deadline may elect to receive cash or CGG ADSs or a combination of cash and CGG ADSs in the same manner as other Veritas stockholders, subject to the election procedures and proration mechanisms described in this proxy statement/ prospectus.
      A holder of Veritas convertible bonds that wishes to have the right to make an election should tender his convertible bonds for conversion sufficiently in advance of the election deadline (in any event, no later than December 21, 2006) and return a properly completed election form prior to the election deadline of 5:00 p.m. New York City time on January 10, 2007 with respect to the shares of Veritas common stock issued on conversion.
Recommendation of the Veritas Board of Directors (see page 51)
      The Veritas board of directors has determined unanimously that the execution and delivery of the merger agreement is advisable and the transactions contemplated by the merger agreement are in the best interests of the Veritas stockholders, and has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Veritas board of directors unanimously recommends that Veritas stockholders vote FOR the proposal to adopt the merger agreement.
Stockholders Entitled to Vote; Vote Required (see page 42)
      You can vote at the Veritas special meeting if you owned shares of Veritas common stock at the close of business on November 18, 2006, which is referred to as the record date. On the record date, there were 36,193,953 shares of Veritas common stock outstanding and entitled to vote at the Veritas special meeting, held by approximately 732 holders of record. You may cast one vote for each share of Veritas common stock that you owned on the record date.
      Abstentions will be counted in determining whether a quorum is present at the Veritas special meeting. However, an abstention will have the same effect as a vote against the proposal to adopt the merger agreement.
      Your vote is very important. You are encouraged to vote as soon as possible. If you do not indicate how your shares of Veritas common stock should be voted on a matter, the shares of Veritas common stock represented by your properly completed proxy will be voted as the Veritas board of directors recommends and therefore FOR the adoption of the merger agreement.
Opinions of Financial Advisors (see pages 63 and 69)

Opinion of Veritas’ Financial Advisor
      Goldman, Sachs & Co., which is referred to as Goldman Sachs, delivered its written opinion to the Veritas board of directors that, as of September 4, 2006 and based upon and subject to the factors and assumptions set forth therein, the per share ADS consideration and the per share cash consideration to be received by holders of the shares of Veritas common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.
      The full text of the written opinion of Goldman Sachs, dated September 4, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex B. Goldman Sachs’

advisory services and opinion were provided for the information and assistance of the Veritas board of directors in connection with its consideration of the merger and such opinion does not constitute a recommendation as to how any holder of shares of Veritas common stock should vote or make any election with respect to such merger. Pursuant to an engagement letter between Veritas and Goldman Sachs, Veritas has agreed to pay Goldman Sachs a transaction fee that is contingent upon consummation of the merger and will be calculated based upon the final value of the merger consideration per share of Veritas common stock, subject to a minimum fee that will be paid only if the merger is consummated. Veritas estimates that the aggregate amount of the transaction fee would be approximately $26 million, based upon the closing price of CGG ADSs as of November 20, 2006.

Opinion of CGG’s Financial Advisors
      Credit Suisse. In connection with the merger, Credit Suisse Securities (USA) LLC, which is referred to as Credit Suisse, delivered a written opinion, dated September 4, 2006, to the CGG board of directors as to the fairness, from a financial point of view, to CGG of the aggregate consideration to be paid by CGG in the merger. The full text of Credit Suisse’s written opinion is attached to this proxy statement/ prospectus as Annex C. You are encouraged to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Credit Suisse’s opinion was provided to the CGG board of directors in connection with its evaluation of the aggregate consideration payable by CGG in the merger, does not address any other aspect of the proposed merger and does not constitute a recommendation to any security holder as to how such security holder should vote or act on any matter relating to the merger.
      Rothschild. In connection with the merger, Rothschild, Inc., which is referred to as Rothschild, delivered a written opinion, dated as of September 4, 2006, to the CGG board of directors as to the fairness, from a financial point of view, to CGG of the aggregate consideration to be paid by CGG in the merger. The full text of Rothschild’s written opinion is attached to this proxy statement/ prospectus as Annex D. You are encouraged to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Rothschild’s opinion was provided to the CGG board of directors in connection with its evaluation of the aggregate consideration payable by CGG in the merger, does not address any other aspect of the proposed merger and does not constitute a recommendation to any security holder as to how such security holder should vote or act on any matter relating to the merger.
Report of Lehman Brothers (see page 79)
      The CGG board of directors engaged Lehman Brothers Europe Limited, which is referred to as Lehman Brothers, to deliver an independent financial assessment of the fairness to CGG, from a financial point of view, of the consideration to be paid by CGG upon consummation of the proposed merger, in accordance with a request from the French Autorité des marchés financiers, which is referred to herein as the AMF, that the CGG board of directors obtain such a report. Lehman Brothers delivered its report to the CGG board of directors in French and under French law. An English translation of the Lehman Brothers report is attached to this proxy statement/prospectus as Annex E. The report is provided for informational purposes only and is qualified in its entirety by reference to the original French-language report filed with the AMF. Lehman Brothers disclaims any responsibility for any errors or omissions in the translation. Lehman Brothers does not admit to being an independent expert under any rules or regulations applying to the merger, the French prospectus (note d’opération) or this proxy statement/prospectus (other than within the meaning of the rules of the AMF) or subject to rules applicable to experts in other contexts.
      Lehman Brothers was engaged effective October 10, 2006 and delivered its report on November 9, 2006 (after the CGG and Veritas boards of directors had approved the merger agreement and the agreement had been executed by both companies), and therefore, neither board of directors considered Lehman Brothers’ report when making its decision to enter into the merger agreement. The Lehman

Brothers report is directed to the CGG board of directors and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the merger.
Board of Directors After the Merger (see page 103)
      At the meeting of its shareholders for the purpose of obtaining approval for the issuance of CGG ordinary shares underlying the CGG ADSs to be issued pursuant to the merger agreement, CGG will nominate up to five members of the Veritas board of directors (including Thierry Pilenko, chairman and CEO of Veritas) to the board of directors of the combined company effective as of, and conditioned upon, the occurrence of the effective time of the merger. Each nominee, if elected, will serve for a term of six years. After the effective time of the merger, the newly elected directors will serve on the board of the combined company together with the 10 current members of CGG’s board of directors.
Name and Executive Offices of the Combined Company

New Corporate Name
      Immediately after the effective time of the merger, CGG will be renamed “CGG-Veritas.”

Executive Offices
      After the effective time of the merger, the executive offices of the combined company will be located in Paris, France, and the previous corporate headquarters of Veritas, located in Houston, Texas, will become the western hemisphere operating headquarters of the combined company.
Ownership of the Combined Company After the Merger
      CGG will issue a maximum of approximately 49.8 million CGG ADSs pursuant to the merger, assuming exercise of all outstanding options to purchase shares of Veritas common stock and conversion of all Veritas convertible bonds into shares of Veritas common stock. After the effective time of the merger and based on the assumptions in the preceding sentence, Veritas stockholders will own approximately 36% of CGG-Veritas on a fully diluted basis based on the outstanding shares of Veritas common stock on July 31, 2006 (as disclosed in the merger agreement) and the maximum number of additional shares of Veritas common stock that may be issued in accordance with the merger agreement pursuant to the exercise of outstanding Veritas stock options or the conversion of the Veritas convertible bonds or otherwise. Consequently, Veritas stockholders, as a general matter, will have less influence over the management and policies of CGG-Veritas than they currently exercise over the management and policies of Veritas.
Share Ownership of Directors and Executive Officers
      At the close of business on November 18, 2006, the directors and executive officers of Veritas and their affiliates beneficially owned and were entitled to vote approximately 63,392 shares of Veritas common stock, collectively representing approximately 0.2% of the shares of Veritas common stock outstanding and entitled to vote on that date. The directors and executive officers of Veritas have each indicated that they expect to vote FOR the proposal to adopt the merger agreement.
Interests of the Directors and Executive Officers of Veritas in the Merger (see page 80)
      In considering the recommendation of the Veritas board of directors with respect to the merger agreement, you should be aware that certain members of the Veritas board of directors and certain of Veritas’ executive officers have interests in the transactions contemplated by the merger agreement that may be different than, or in addition to, the interests of Veritas stockholders generally. These interests include, among other things, the following:

•	up to four directors from Veritas’ current board of directors in addition to Thierry Pilenko, Chairman and CEO of Veritas, will be invited by CGG to serve on the board of directors of the combined company after the effective time of the merger;

•	certain executive officers whose employment is terminated under certain circumstances after the effective time of the merger will be entitled to severance benefits;

•	certain executive officers and directors hold stock options and other stock-based awards granted under Veritas’ equity compensation plans which in some cases will vest upon adoption of the merger agreement by Veritas stockholders and in other cases will vest if their employment is terminated under certain circumstances after the effective time of the merger;

•	in any event, such stock options outstanding at the effective time of the merger will be cancelled and converted into a right to receive an amount in cash equal to the excess, if any, of the per share cash consideration over the exercise price per share under such stock option immediately prior to such cancellation and conversion (less any applicable withholding taxes);

•	certain of Veritas’ current executive officers will be offered continued employment with the combined company after the effective time of the merger; and

•	directors and officers will be indemnified by the combined company with respect to acts or omissions by them in their capacities as such prior to the effective time of the merger.
      The Veritas board of directors was aware of these interests and considered them, among other matters, in making its recommendation. See “The Merger — Recommendation of the Veritas Board of Directors and Its Reasons for the Merger” beginning on page 51.
Listing of CGG Ordinary Shares and CGG ADSs; Delisting and Deregistration of Shares of Veritas Common Stock (see page 91)
      CGG will use its reasonable best efforts to cause the CGG ADSs to be issued in connection with the merger (and underlying CGG ordinary shares to be issued in connection with the merger) and to be approved for listing on the NYSE upon the effective time of the merger. Approval of the listing on the NYSE of the CGG ADSs to be issued pursuant to the merger is a condition to each party’s obligation to complete the merger. If the merger is completed, shares of Veritas common stock and preferred stock rights associated with the common stock will be delisted from the NYSE and deregistered under the Exchange Act.
Appraisal Rights in the Merger (see pages 97 and 125)
      In the event any holder of Veritas common stock is required to receive cash (other than cash in lieu of fractional CGG ADSs) as consideration pursuant to the merger, the shares of Veritas common stock outstanding immediately prior to the effective time of the merger and held by a holder who has not voted in favor of the adoption of the merger agreement and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, will not be converted into the right to receive the merger consideration, unless and until the dissenting holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal and payment under the General Corporation Law of the State of Delaware. The holders of such shares will be entitled to seek an appraisal of such shares under Section 262 of the General Corporation Law of the State of Delaware. If, after the effective time of the merger, a dissenting stockholder fails to perfect or effectively withdraws or loses his or her right to appraisal, his or her shares of Veritas common stock will be treated as non-electing shares and be treated as if they had been converted as of the effective time of the merger into the right to receive the merger consideration without interest or dividends thereon.

Conditions to Completion of the Merger (see page 105)
      A number of conditions must be satisfied or waived, where legally permissible, before the proposed merger can be consummated. These include, among others:

•	adoption of the merger agreement by Veritas stockholders;

•	approval by CGG shareholders of the issuance of CGG ordinary shares underlying the CGG ADSs to be issued pursuant to the merger and certain related items;

•	the waiting period (and any extension thereof) applicable to the consummation of the merger under the Hart Scott Rodino Act, referred to as the HSR Act, having expired or been terminated (which occurred on October 25, 2006);

•	all required approvals by the European Commission applicable to the merger under applicable competition laws, including the EC Merger Regulation, having been obtained or any applicable waiting period thereunder having been terminated or having expired (although CGG and Veritas do not expect any such approvals by the European Commission will be required);

•	the receipt of certain other authorizations, consents, waiting periods and approvals of governmental entities in certain jurisdictions required to be obtained prior to consummation of the merger;

•	the effectiveness of the Form F-4 registration statement, of which this proxy statement/ prospectus constitutes a part, and of the Form F-6 registration statement, and no proceedings for such purpose pending before or threatened by the SEC, and the approval (visa) of the “note d’information” by the AMF, relating to the CGG ordinary shares underlying the CGG ADSs to be issued in connection with the merger;

•	CGG ADSs issuable to the stockholders of Veritas pursuant to the merger and to the holders of the Veritas convertible debt (and, if required, the underlying CGG ordinary shares) will have been authorized for listing on the NYSE, subject to official notice of issuance, and the AMF and the Euronext Paris SA will have approved the listing of CGG ordinary shares to be issued in connection with the merger; and

•	the receipt of notification in writing by the Committee on Foreign Investment in the United States, which is referred to as the CFIUS, to CGG and Veritas that the CFIUS has determined not to investigate the transactions contemplated by the merger agreement (which occurred on November 16, 2006).

      Neither CGG nor Veritas can give any assurance when or if all of the conditions to the merger will be either satisfied or waived or that the merger will occur as intended.
Regulatory Approvals Required for the Merger (see page 84)
      The merger was subject to review by the Antitrust Division of the U.S. Department of Justice, which is referred to as the Antitrust Division, and the Federal Trade Commission, which is referred to as the FTC, under the HSR Act. The Antitrust Division terminated the waiting period imposed by the HSR Act on October 25, 2006. CGG and Veritas submitted a notice of the merger to the CFIUS, in accordance with the regulations implementing the Exon-Florio Amendment to the Defense Production Act of 1950, which is referred to as the Exon-Florio Amendment, and on November 16, 2006, the CFIUS issued a letter stating that had concluded its action, having found no national security issues sufficient to warrant further investigation. CGG and Veritas each conduct business in Norway and each submitted filings to the Norwegian antitrust authorities, but these authorities are deemed to have authorized the merger by not requesting the submission of a full notification. In addition, CGG and Veritas have each submitted filings to the Brazilian and UK antitrust authorities, though the approval of these authorities is not required to complete the merger.
      The merger may also be subject to the regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including those relating to the offer and sale of securities.

No Solicitation (see page 117)
      Under the merger agreement, neither CGG nor Veritas is permitted:

•	to solicit, initiate, or knowingly encourage or facilitate the making of any inquiries regarding any other acquisition proposal; or

•	subject to certain exceptions, to disclose or provide any non-public information to any third party with respect to any such acquisition proposal, afford access to its properties, books or records to any third party that has made or is considering making such an acquisition proposal, or approve or recommend, or propose to approve or recommend, or enter into any agreement relating to such an acquisition proposal.
      However, before receipt of the requisite approval by its stockholders, CGG or Veritas may engage in negotiations with a third party making an unsolicited, bona fide written acquisition proposal, provided that:

•	the board of directors of the party receiving the acquisition proposal has determined that such acquisition proposal constitutes, or is reasonably likely to result in, a superior proposal; and

•	the party receiving such acquisition proposal has complied with the terms of the merger agreement relating to acquisition proposals.
      In addition, before receipt of the requisite approval by their respective stockholders, the board of directors of either CGG or Veritas may withdraw its recommendation or declaration of advisability of the merger agreement or recommend, adopt or approve another acquisition proposal if:

•	CGG or Veritas, as the case may be, receives a superior proposal; or

•	the board of directors determines in good faith that a failure to change its recommendation would reasonably be expected to be inconsistent with its fiduciary duties to CGG shareholders or Veritas stockholders, respectively.
Termination of the Merger Agreement (see page 121)
      The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger by mutual written consent of CGG and Veritas. Either party will also have the right to terminate the merger agreement upon the occurrence of any of the following:

•	the failure to consummate the merger by April 15, 2007, provided that a party may not terminate upon occurrence of this event if such party’s failure to fulfill its obligations has caused or resulted in the merger not occurring before such time;

•	the failure to obtain the necessary Veritas stockholder approval or CGG shareholder approval;

•	the existence of a law or regulation prohibiting the merger, or the entry of a final and non-appealable injunction or government order which prohibits or restricts the merger;

•	a material breach of the other party’s representations, warranties or covenants that gives rise to a failure of certain conditions to closing (subject to a 45 day cure period, if the breach is capable of being cured);

•	if the other party’s board of directors has failed to recommend the merger, or has withdrawn or modified in a manner adverse to the other party its recommendation of the merger, or has recommended or entered into an agreement with a person making an acquisition proposal; or

•	by CGG, if CGG is responding to an unsolicited hostile acquisition proposal to acquire at least 40% of the stock or assets of CGG.

Termination Fee (see page 123)
      Under the merger agreement, Veritas or CGG may be required to pay to the other a termination fee of $85 million or an expense reimbursement of $20 million if the merger agreement is terminated under certain circumstances. See “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination of the Merger Agreement — Termination Fees and Expenses.”
Certain Material U.S. Federal Income Tax Consequences of the Merger (see page 86)
      The merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. In addition, the obligation of Veritas to consummate the merger is conditioned upon the receipt by Veritas of a tax opinion of its legal counsel or a ruling by the IRS (a request for which was filed with the IRS on October 6, 2006) that the merger will not be subject to Section 367(a)(1) of the Internal Revenue Code. Veritas expects to receive a response from the IRS to the ruling request before the election deadline on January 10, 2007 and will publicize the response in a press release. If the IRS rules that the merger will not be subject to Section 367(a)(1) of the Internal Revenue Code, we expect that the material U.S. federal income tax consequences of the merger to Veritas stockholders will be as follows:

•	If you exchange Veritas common stock solely for cash in the merger, you generally will recognize capital gain or loss equal to the difference between the amount of cash received and your tax basis in the stock surrendered.

•	If you exchange Veritas common stock solely for CGG ADSs in the merger, you will not recognize any gain or loss, except to the extent of the cash you receive in lieu of a fractional CGG ADS.

•	If you exchange Veritas common stock for a combination of cash and CGG ADSs in the merger, you generally will recognize gain (but not loss). The gain you recognize generally will equal the lesser of (1) the excess of the sum of the cash and the fair market value of the CGG ADSs received over your tax basis in the Veritas common stock surrendered, or (2) the amount of cash received.

•	Your holding period for the CGG ADSs received in the merger generally will include your holding period for the Veritas common stock exchanged in the merger.
      Please refer to “The Merger — Certain Material U.S. Federal Income Tax Consequences” beginning on page 86 of this proxy statement/ prospectus for a more complete discussion of the U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.
Accounting Treatment (see page 90)
      CGG will account for the merger using the purchase method under International Financial Reporting Standards as adopted by the European Union, referred to as IFRS.
Payment of Dividends (see page 182)

CGG
      CGG does not currently pay dividends on its ordinary shares. Dividend payments by CGG may be limited by the terms of the CGG senior notes.

Veritas
      Veritas does not currently pay cash dividends on its common stock. The merger agreement generally provides that Veritas may not declare, set aside or pay any dividend prior to the effective time of the merger or the termination of the merger agreement.

Comparison of Rights of Veritas Stockholders and CGG Shareholders (see page 171)
      As a result of the merger, some or all of your shares of Veritas common stock may be all or partly converted into the right to receive cash or CGG ADSs representing CGG ordinary shares. Because Veritas is a corporation organized under the laws of Delaware and CGG is a société anonyme organized under the laws of the Republic of France, there are material differences between the rights of Veritas stockholders and the rights of holders of CGG ordinary shares. These differences are described in detail under “Comparison of Rights of Veritas Stockholders and CGG Shareholders.” The rights of holders of CGG ADSs differ from the rights of holders of CGG ordinary shares and are described under “Description of the CGG American Depositary Shares.”

SELECTED HISTORICAL FINANCIAL AND OPERATING INFORMATION OF CGG
      In accordance with regulation adopted by the European Union in July 2002, all companies incorporated under the laws of one of the member states of the European Union and whose securities are publicly traded within the European Union are required to prepare their consolidated financial statements for the fiscal year that started on or after January 1, 2005, on the basis of accounting standards issued by the International Accounting Standards Board. Therefore, in accordance with these requirements, CGG converted from using French generally accepted accounting principles to IFRS, as adopted by the European Union. As a first-time adopter of IFRS at January 1, 2005, CGG has followed the specific requirements described in IFRS 1, First Time Adoption of IFRS. The options selected for the purpose of the transition to IFRS are described in the notes to CGG’s 2005 audited consolidated financial statements appearing in CGG’s 2005 Form 20-F, which is incorporated into this proxy statement/ prospectus by reference. Effects of the transition on the balance sheet at January 1, 2004, the statement of income for the year ended December 31, 2004 and the balance sheet at December 31, 2004 are presented and discussed in Note 30 to CGG’s 2005 audited consolidated financial statements appearing in CGG’s 2005 Form 20-F.
      The tables below set forth CGG’s selected consolidated financial and operating data:

•	as of and for each of the six-month periods ended June 30, 2006 and 2005 in accordance with both IFRS and U.S. GAAP;

•	as of and for each of the two years in the period ended December 31, 2005 in accordance with IFRS; and

•	as of and for each of the five years in the period ended December 31, 2005 in accordance with U.S. GAAP.
      The tables should be read in conjunction with, and are qualified in their entirety by reference to, CGG’s consolidated annual financial statements and “Operating and Financial Review and Prospects” in CGG’s 2005 Form 20-F and CGG’s consolidated interim financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the CGG current report on Form 6-K submitted to the SEC on September 5, 2006, both incorporated by reference in this proxy statement/ prospectus. All interim financial data are unaudited.
      The differences between IFRS and U.S. GAAP as they relate to CGG, and the reconciliation of net income and shareholders’ equity to U.S. GAAP for the years ended December 31, 2005 and 2004 and for the six month periods ended June 30, 2006 and 2005 are described in Note 31 to CGG’s audited consolidated financial statements included in the CGG 2005 Form 20-F and Note 17 to CGG’s unaudited interim consolidated financial statements as of and for the six month period ended June 30, 2006 included in CGG’s current report on Form 6-K submitted to the SEC on September 9, 2006, respectively, both of which are incorporated by reference in this proxy statement/ prospectus.

	As of and for the Six				As of and for the
	Months Ended				Year Ended
	June 30,				December 31,

	2006		2005		2005		2004

	(In € millions except for per share
	and ratio data)
Amounts in accordance with IFRS:
Statement of Operations Data:
Operating revenues	634.5		387.0		869.9		687.4
Other revenues from ordinary activities	0.9		0.8		1.9		0.4
Cost of operations	(420.4)		(298.2)		(670.0)		(554.0)
Gross profit	215.0		89.6		201.8		133.8
Research and development expenses, net	(18.4)		(14.8)		(31.1)		(28.8)
Selling, general and administrative expenses	(60.3)		(41.9)		(91.2)		(78.6)
Other revenues (expenses)	9.8		(0.8)		(4.4)		19.3
Operating income	146.1		32.1		75.1		45.7
Cost of financial debt, net	(13.1)		(19.6)		(42.3)		(27.8)
Derivative and other expenses on convertible bonds	(23.0)		(14.7)		(11.5)		(23.5)
Other financial income (loss)	(6.6)		0.7		(14.5)		0.8
Income taxes	(33.0)		(14.8)		(26.6)		(10.9)
Equity in income of affiliates	5.8		6.7		13.0		10.3
Net income (loss)	76.2		(9.6)		(6.8)		(5.4)
Attributable to minority interests	0.9		—		(1.0)		(1.0)
Attributable to shareholders	75.3		(9.6)		(7.8)		(6.4)
Net income (loss) per share:
Basic(1)	4.37		(0.82)		(0.64)		(0.55)
Diluted(2)	4.28		(0.82)		(0.64)		(0.55)
Balance sheet:
Cash and cash equivalents	206.4		113.1		112.4		130.6
Working capital(3)	219.8		130.2		154.1		116.4
Property, plant & equipment, net	484.8		232.6		480.1		204.1
Multi-client surveys	79.4		113.8		93.6		124.5
Total assets	1,673.6		1,036.1		1,565.1		971.2
Financial debt(4)	431.7		246.6		400.3		249.6
Shareholders’ equity	802.6		407.5		698.5		393.2
Other financial historical data and other ratios:
ORBDA(5)	237.6		99.6		229.5		172.8
Capital expenditures (Property, plant & equipment)(6)	94.5		49.7		125.1		49.8
Capital expenditures for multi-client surveys	26.5		15.0		32.0		51.1
Net financial debt(7)	242.5		142.3		297.2		121.8
Financial debt(4)/ “ORBDA”(5)	1.8	x	2.5	x	1.7	x	1.4	x
Net indebtedness(7)/ “ORBDA”(5)	1.0	x	1.4	x	1.3	x	0.7	x
“ORBDA”(5)/ Net financial expenses	18.1	x	5.1	x	5.4	x	6.2	x

	As of and for the Six
	Months Ended
	June 30,		As of and for the Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(In € millions except for per share and ratio data)
Amounts in accordance with U.S. GAAP:
Statement of Operations Data:
Operating revenues	642.0	398.8	860.8	709.5	645.6	719.0	795.0
Operating income	144.2	28.5	61.9	55.0	42.7	81.9	48.6
Net income (loss)	42.6	7.3	8.3	(20.2)	3.1	15.1	9.3
Per share amounts:
Basic common stock holder(1)	2.47	0.62	0.69	(1.73)	0.27	1.29	0.80
Diluted common stock holder(8)	2.42	0.55	0.67	(1.73)	0.26	1.29	0.80
Balance sheet:
Total assets	1,677.7	1,047.9	1,573.8	975.8	924.2	1,036.8	1,008.0
Financial debt(4)	438.4	254.0	416.7	266.5	232.4	307.8	279.5
Stockholders’ equity	759.7	399.6	689.5	372.2	413.4	431.0	456.4
Operational data (end of period):
Land teams in operations	11	11	11	8	12	14	12
Operational streamers(9)	52	40	46	39	42	42	48
Data processing centers	29	26	27	26	26	26	26
Notes:

(1)	Basic per share amounts under IFRS and U.S. GAAP have been calculated on the basis of 17,219,465 issued and outstanding CGG ordinary shares in the six month period ended June 30, 2006, 11,736,024 issued and outstanding CGG ordinary shares in the six month period ended June 30, 2005, 12,095,925 issued and outstanding CGG ordinary shares in 2005 and 11,681,406 issued and outstanding CGG ordinary shares in 2004. Basic per share amounts under U.S. GAAP have been calculated on the basis of 11,680,718 issued and outstanding CGG ordinary shares in 2003 and 2002 and 11,609,393 issued and outstanding CGG ordinary shares in 2001.

(2)	Diluted per share amount under IFRS has been calculated on the basis of 17,583,926 issued and outstanding CGG ordinary shares in the six month period ended June 30, 2006, 11,736,024 issued and outstanding CGG ordinary shares in the six month period ended June 30, 2005, 12,095,925 issued and outstanding shares in 2005 and 11,681,406 issued and outstanding CGG ordinary shares in 2004. For the six-month period ended June 30, 2005, the effect of convertible bonds was anti-dilutive.

(3)	Consists of trade accounts and notes receivable, inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, current provisions and other current liabilities.

(4)	“Financial debt” means total financial debt including current maturities, capital leases and accrued interest but excluding bank overdrafts.

(5)	A discussion of “ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA”), including a reconciliation to net cash provided by operating activities, is found in Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources” included in the CGG 2005 Form 20-F incorporated herein by reference.

(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under lease.

The following table presents a reconciliation of capital expenditures to purchases of property, plant and equipment and equipment acquired under capital lease for the periods indicated:

	For the Six Months		For the Year Ended
	Ended June 30,		December 31,

	2006	2005	2005	2004

	(In € millions)
Purchase of property, plant and equipment	94.3	36.5	107.7	41.1
Equipment acquired under capital lease	0.2	13.2	17.4	8.7

Capital expenditures	94.5	49.7	125.1	49.8

(7)	“Net financial debt” means bank overdrafts, financial debt including current portion (including capital lease debt) net of cash and cash equivalents.

(8)	Diluted per share amounts under U.S. GAAP have been calculated on the basis of 17,583,926 issued and outstanding CGG ordinary shares in the six month period ended June 30, 2006, 13,325,731 issued and outstanding CGG ordinary shares in the six month period ended June 30, 2005, 12,378,209 issued and outstanding CGG ordinary shares in 2005, 11,681,406 issued and outstanding CGG ordinary shares in 2004, 11,760,630 issued and outstanding CGG ordinary shares in 2003, 11,680,718 issued and outstanding CGG ordinary shares in 2002 and 11,609,393 issued and outstanding CGG ordinary shares in 2001. In 2002 and 2001, the effects of stock options were not dilutive (as a result of applying the treasury stock method).

(9)	Data includes Exploration Resources ASA’s streamers (from and including December 31, 2005) and excludes streamers of vessels in transit or dry-dock.

SELECTED HISTORICAL FINANCIAL DATA OF VERITAS
      The table below sets forth selected consolidated financial data for Veritas for the fiscal years ended July 31, 2002 through July 31, 2006 in accordance with U.S. GAAP. The selected consolidated financial data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements of Veritas and its subsidiaries as of July 31, 2006 and 2005, and for each of the three years in the period ended July 31, 2006, and report on the effectiveness of internal control over financial reporting as of July 31, 2006, which are incorporated into this proxy statement/ prospectus by reference to Item 8 — “Consolidated Financial Statements and Supplementary Data” of Veritas’ annual report on Form 10-K for the fiscal year ended July 31, 2006, which is referred to as the Veritas 2006 Form 10-K.

	For the Year Ended July 31,

	2006(1)	2005(2)	2004(3)	2003(4)	2002(5)

	(In $ thousands, except per share amount)
Statement of Operations Data:
Revenues	$822,188	$634,026	$564,469	$501,821	$452,183
Operating income (loss)	132,879	64,241	27,770	(12,112)	(833)
Net income (loss)	82,231	83,001	5,221	(59,097)	(24,051)
Net income (loss) per common share — basic	2.33	2.45	0.16	(1.77)	(0.74)
Net income (loss) per common share — diluted	2.08	2.37	0.15	(1.77)	(0.74)
Balance Sheet Data (at period end):
Total assets	$1,158,030	$966,598	$776,246	$790,945	$781,403
Long-term debt (including current maturities)	155,000	155,000	155,000	194,225	140,000
Notes:

(1)	Includes a gain on involuntary conversion of assets of $2.0 million.

(2)	Includes a gain on involuntary conversion of assets of $9.9 million and a release of deferred tax valuation allowances of $36.9 million.

(3)	Includes charges of $22.1 million related to a change in multi-client accounting policies and $7.4 million related to debt refinancing. The change in multi-client accounting policies may affect the comparability between periods and is more fully described in Note 1 of the Notes to Consolidated Financial Statements in the Veritas 2006 10-K, which is incorporated by reference into this proxy statement/ prospectus.

(4)	Includes charges of $39.3 million for goodwill impairment, $4.9 million for impairment of a multi-client survey, $7.6 million loss related to the sale of Veritas’ (RC)[2] software operations and $21.0 million related to deferred tax asset valuation allowances.

(5)	Includes charges of $55.3 million for impairment of multi-client surveys, $14.6 million for costs of a terminated merger and $6.5 million valuation allowance for deferred tax assets.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      The following selected unaudited pro forma condensed combined financial information, which gives effect to the merger, is presented in millions of euros and reflects pro forma financial results of the merger of CGG and Veritas using the purchase method of accounting under IFRS and U.S. GAAP.
      The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not indicative of the income (loss) from operating activities or the financial condition of the combined company that would have been achieved had the merger been completed during the periods presented, nor is the unaudited pro forma condensed combined selected financial information indicative of the future operating results or financial position of CGG-Veritas. The unaudited pro forma condensed combined financial information does not reflect any cost savings or other synergies that may result from the merger. The unaudited pro forma condensed combined financial information does not reflect any special items such as payments pursuant to contractual change-of-control provisions or restructuring and integration costs that may be incurred as a result of the merger. In addition, the financial effects of any actions described in the sections entitled “The Merger — CGG’s Reasons for the Merger” and “The Merger — Recommendation of the Veritas Board of Directors and Its Reasons for the Merger,” such as synergies or the effect of asset dispositions, if any, that may be required by regulatory authorities, cannot currently be determined and therefore are not reflected in the selected unaudited pro forma condensed combined financial information.
      CGG reports its financial results in euros and in conformity with IFRS, with a reconciliation to U.S. GAAP. Veritas reports its financial results in U.S. dollars and in conformity with U.S. GAAP. IFRS differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and IFRS as they relate to CGG’s consolidated financial statements and a reconciliation to U.S. GAAP of CGG’s net income and shareholders’ equity for 2005 and 2004, see Note 31 to CGG’s audited consolidated financial statements included in CGG’s 2005 Form 20-F, which is incorporated by reference into this proxy statement/prospectus.
      The selected unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the unaudited proforma condensed combined financial information and the related notes included elsewhere in this proxy statement/prospectus, and the respective consolidated financial statements of CGG as at and for the year ended December 31, 2005 and at and for the six-month period ended June 30, 2006 and the consolidated financial statements of Veritas at and for the year ended July 31, 2006, each of which is incorporated by reference into this proxy statement/prospectus, and the consolidated financial statements of Veritas as of and for the six-months periods ended January 31, 2005 and 2006.
      The selected unaudited pro forma condensed combined financial information is based on preliminary estimates and assumptions, which CGG believes to be reasonable. In the selected unaudited pro forma condensed combined financial information, the cash to be paid and CGG ADSs to be issued as merger consideration for Veritas shares of common stock have been allocated to the Veritas assets and liabilities based upon preliminary estimates by the management of CGG of their respective fair values as at the date of the merger. Any difference between the fair value of the merger consideration and the fair value of the Veritas assets and liabilities has been recorded as goodwill. Definitive allocations will be performed after the effective time of the merger. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information and are subject to revision based on the final determination of fair value after the effective time of the merger.

	At and for the Six		At and for the
	Months Ended		Year Ended
	June 30, 2006		December 31, 2005

	(US$)(1)	(€)	(US$)(1)	(€)

	(in millions, except per share data)
IFRS
Statement of Income Data in accordance with IFRS
Combined pro forma operating revenues	1,239.0	969.6	1,763.4	1,489.1
Combined pro forma gross profit	361.0	282.5	346.0	292.2
Combined pro forma operating income (loss)	239.2	187.1	148.9	125.7
Combined pro forma net income attributable to shareholders	81.3	63.5	(38.6)	(32.6)
Earnings per share — basic	3.08	2.41	(1.81)	(1.53)
Earnings per share — diluted	3.03	2.37	(1.81)	(1.53)
Balance sheet Data in accordance with IFRS
Total assets	5,503.5	4,306.7	5,125.9	4,328.6
Shareholders’ equity — attributable to shareholders	2,526.2	1,976.8	2,325.7	1,963.9
Cash, cash equivalents and marketable securities	407.9	319.2	138.1	116.6
Current portion of long-term debt	46.1	36.1	183.9	155.3
Bonds and Notes issued and long-term debt	1,990.9	1,558.0	1,773.2	1,497.4
U.S. GAAP
Statement of Income Data in accordance with U.S. GAAP
Combined pro forma operating revenues	1,245.4	974.6	1,746.0	1,474.4
Combined pro forma gross profit	366.9	287.1	341.4	288.3
Combined pro forma operating income (loss)	229.8	179.8	125.3	105.8
Combined pro forma net income attributable to shareholders	34.9	27.2	(17.8)	(15.0)
Earnings per share — basic	1.32	1.03	(0.83)	(0.70)
Earnings per share — diluted	1.30	1.02	(0.83)	(0.70)
Balance sheet Data in accordance with U.S. GAAP
Total assets	5,536.6	4,332.5	5,158.5	4,356.1
Shareholders’ equity — attributable to shareholders	2,476.8	1,938.2	2,320.6	1,959.7
Cash, cash equivalents and marketable securities	407.9	319.2	138.1	116.6
Current portion of long-term debt	50.0	39.1	190.3	160.7
Bonds and Notes issued and long-term debt	2,019.1	1,580.0	1,798.6	1,518.8

Note:

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

UNAUDITED COMPARATIVE PER SHARE DATA
      The following table summarizes unaudited per share data for CGG and Veritas on a historical basis, on an equivalent pro forma combined basis for Veritas and on a pro forma combined basis for the combined company. It has been assumed for purposes of the pro forma financial information provided below that the merger was completed on January 1, 2005 for statement of income purposes, and on December 31, 2005 for balance sheet purposes. The following information should be read in conjunction with the audited consolidated financial statements of CGG and Veritas as of and for the years ended December 31, 2005 and July 31, 2006, respectively, and the unaudited consolidated financial statements of CGG for the six months ended June 30, 2006, each of which is incorporated by reference into this proxy statement/ prospectus, and with the information under “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included elsewhere in this proxy statement/ prospectus. The pro forma information presented below is for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

						CGG and
			Veritas	Veritas Pro	CGG and	Veritas
	CGG	CGG	Historical	Forma	Veritas Pro	Pro Forma
	Historical	Historical	U.S.	Equivalents	Forma	U.S.
	IFRS	U.S. GAAP	GAAP(2)(5)	U.S. GAAP(4)	IFRS(3)	GAAP(3)

	(in euros)
	For the six months ended June 30, 2006 (per share)
Income (loss) from continuing operations
Basic	4.37	2.47	0.86	0.46	2.41	1.03
Diluted	4.28	2.42	0.78	0.46	2.37	1.02
Dividends declared	—	—	—	—	—	—
Book value at period end(1)	46.61	44.12	15.59	33.00	74.81	73.35

	For the year ended December 31, 2005 (per share)
Income (loss) from continuing operations
Basic	(0.64)	0.69	2.45	(0.32)	(1.53)	(0.70)
Diluted	(0.64)	0.67	2.31	(0.32)	(1.53)	(0.70)
Dividends declared	—	—	—	—	—	—
Book value at period end(1)	57.74	57.0	14.89	41.4	92.20	92.00
Notes:

(1)	Book value per share is calculated by dividing shareholders’ equity by the weighted average number of shares outstanding over the period.

(2)	Translated at the noon buying rate on June 30, 2006 of $1.2779 per €1.00.

(3)	The pro forma combined income (loss) from continuing operations per share is calculated by dividing the pro forma income (loss) from continuing operations before non-recurring items by the pro forma weighted average number of shares outstanding over the period.

(4)	Veritas equivalent pro forma combined per share amounts are calculated by multiplying the pro forma combined per share amounts by an assumed exchange ratio of 2.25, the number of CGG ADSs that would be exchanged for each share of Veritas common stock pursuant to the merger, based on the price per CGG ADS of $33.33, which was the closing price on August 29, 2006, and dividing the result by five, the number of CGG ADSs per CGG ordinary share.

(5)	Periods used for Veritas historical information consist of the six months ended July 31, 2006 and the twelve months ended January 31, 2006.

COMPARATIVE CGG AND VERITAS MARKET PRICE DATA AND DIVIDEND INFORMATION
      CGG ordinary shares are listed on the Eurolist of Euronext Paris SA under the symbol “GLE” and CGG ADSs are listed on the NYSE under the symbol “GGY.” Shares of Veritas common stock are listed on the NYSE under the symbol “VTS.” The following table presents closing prices for CGG ADSs and Veritas common stock on September 1, 2006, the last trading day before the public announcement of the execution of the merger agreement by CGG and Veritas, and November 24, 2006, the latest practicable trading day before the date of this proxy statement/ prospectus. For illustrative purposes, the following table also provides Veritas equivalent per share information on those dates, as determined by multiplying the closing prices of CGG ADSs on those dates by 2.2522 and 2.1819, each representing the number of CGG ADSs that Veritas stockholders electing to receive CGG ADSs would receive pursuant to the merger for each share of Veritas common stock, based on (1) a hypothetical average CGG ADS value of $33.27, which was the closing price of CGG ADSs on September 1, 2006, and (2) a hypothetical average CGG ADS value of $35.51 based on the volume-weighted average of the trading sale prices per CGG ADS during the 20 consecutive trading days ending on November 24, 2006, respectively, and assuming no adjustment for oversubscriptions. The merger consideration will be based on a formula designed to substantially equalize the value of the consideration to be received for each share of Veritas common stock, at the time the calculation is made, regardless of whether you elect to receive cash, CGG ADSs or a combination of cash and CGG ADSs, or make no election. See “The Merger Agreement — Merger Consideration” beginning on page 92 of this proxy statement/prospectus.

			Veritas
			Equivalent
		Veritas	Per Share
	CGG ADSs	Common Stock	Common Stock

September 1, 2006	$33.27	$62.18	$74.93
November 24, 2006	$39.73	$77.44	$77.49
      The table below sets forth, for the calendar quarters indicated, the high and low sale prices per CGG ADS and per share of Veritas common stock on the NYSE. No dividends have been declared on CGG ADSs and on Veritas common stock for the calendar quarters indicated.

			Veritas Common
	CGG ADSs		Stock

Calendar Year	High	Low	High	Low

2004
First Quarter	$10.10	$7.85	$20.70	$10.60
Second Quarter	12.41	8.80	23.15	17.85
Third Quarter	13.82	9.40	24.68	19.88
Fourth Quarter	14.03	11.38	23.64	19.89
2005
First Quarter	$18.96	$13.35	$29.96	$20.26
Second Quarter	17.91	15.10	31.51	24.44
Third Quarter	20.90	16.52	37.05	27.75
Fourth Quarter	21.05	16.57	39.00	29.48
2006
First Quarter	$29.24	$18.60	$46.26	38.07
Second Quarter	40.50	28.35	53.90	43.81
Third Quarter	35.65	29.25	70.07	49.39
CGG and Veritas urge you to obtain current market quotations for CGG ADSs and Veritas common stock before making any decision regarding the merger.

CAPITALIZATION AND INDEBTEDNESS
      The tables contained in this section are provided in accordance with French law and regulations applicable to prospectuses relating to the offering of securities. Since these tables are being made available in the French prospectus (note d’opération) relating to the CGG ordinary shares to be issued in connection with the merger, a translation of these tables is included in this proxy statement/ prospectus. The tables were prepared solely to comply with French regulations in connection with the information to be contained in prospectuses.
      The following tables set forth the unaudited consolidated capitalization and indebtedness of CGG, as derived from CGG’s unaudited consolidated financial statements as of September 30, 2006 and June 30, 2006 under IFRS, which are incorporated by reference into this proxy statement/ prospectus.

	CGG September 30,	CGG
	2006	June 30, 2006
	(IFRS)	(IFRS)
	(unaudited)	(unaudited)

	(in € millions)	(in € millions)
Short-term debt and current portion of long-term debt	54.9	35.7
– guaranteed	—	—
– secured	30.7	31.0
– unguaranteed / unsecured	24.2	4.7
Bonds and other long-term debt	386.8	393.3
– guaranteed	—	—
– secured	124.1	134.7
– unguaranteed / unsecured	262.7	258.6
Financial debt, gross (A)	441.7	429.0
– guaranteed	—	—
– secured	154.8	165.7
– unguaranteed / unsecured	286.9	263.3
Shareholders’ equity (B)	850.5	802.6
Common stock	35.0	35.0
Additional paid-in capital	390.7	389.5
Accumulated earnings	317.3	314.7
Treasury stock	2.6	2.4
Net income (loss) for the period — attributable to the Group	119.8	75.3
Income and expense recognized directly in equity	3.6	6.4
Cumulative translation adjustment	(18.5)	(20.7)
TOTAL (A) + (B)	1,292.2	1,231.6

	CGG September 30,	CGG
	2006	June 30, 2006
	(IFRS)	(IFRS)
	(unaudited)	(unaudited)

	(in € millions)	(in € millions)
Cash, cash equivalents and marketable securities (A)	168.7	206.4
Cash and cash equivalents	80.1	119.6
Marketable securities	88.6	86.8
Current portion of financial debt (B)	(54.9)	(38.3)
Bank loans — current portion	(37.5)	(25.9)
Capital leases — current portion	(9.2)	(9.7)
Bonds — current portion	—	—
Accrued interest	(8.2)	(2.7)
Financial debt (C)	(386.8)	(393.3)
Bank loans — long-term portion	(81.9)	(80.5)
Capital leases — long-term portion	(49.8)	(58.5)
Bonds — long-term portion	(255.1)	(254.3)
TOTAL (A) + (B) + (C)	(273.0)	(225.2)

      The following tables set forth the unaudited consolidated capitalization and indebtedness of Veritas, as derived from Veritas’ consolidated annual financial statements as of July 31, 2006 under U.S. GAAP, which are incorporated by reference into this proxy statement/prospectus.

Veritas July 31, 2006
(US GAAP) (unaudited)

(in millions of dollars)
Financial debt, gross (A)	155.0
Financial debt — current portion	155.0
– guaranteed	—
– secured	—
– unguaranteed / unsecured	155.0
Financial debt — long-term portion	—
- guaranteed	—
- secured	—
- unguaranteed / unsecured	—
Shareholders’ equity (B)	710.5
Common stock	0.4
Additional paid-in capital	492.4
Accumulated earnings	228.3
Treasury stock	(23.0)
Minimum pension liability	(9.4)
Cumulative translation adjustment	21.8
TOTAL (A) + (B)	865.5

Veritas July 31, 2006
(US GAAP) (unaudited)

(in millions of dollars)
Cash, cash equivalents and marketable securities (A))	401.9
Cash and cash equivalents	401.9
Marketable securities	—
Financial debt, gross (B)	(155.0)
TOTAL (A) + (B)	246.9
Statement on Net Working Capital
      Under French laws and regulations applicable to the offering of securities, CGG is required to make certain certifications with respect to its net working capital. Because such certifications are being made available in the French prospectus (note d’opération) relating to the CGG ordinary shares to be issued in connection with the merger, an English translation of such certifications is included in this proxy statement/prospectus.
      CGG certifies that, in its view, the CGG consolidated net working capital is sufficient to meet its current obligations for the 12-month period as of the date of the French prospectus. CGG also certifies that, in its view, the consolidated net working capital of the combined company after the completion of the merger is sufficient to meet its current obligations for the 12-month period as of [       ●       ], 2006, the date of the French prospectus.

EXCHANGE RATE INFORMATION
      The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. This information is provided solely for your information, and CGG and Veritas do not represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by CGG in the preparation of its consolidated financial statements incorporated by reference into this proxy statement/ prospectus.
      The data provided in the following table is expressed in U.S. dollars per euro and is based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On September 1, 2006, the last trading day before the public disclosure of the execution of the merger agreement by CGG and Veritas, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was €1.00 = $1.2833. On November 24, 2006, the most recent practicable day prior to the date of this proxy statement/ prospectus, the exchange rate was €1.00 = $1.3081.

	Period-End	Average
	Rate(1)	Rate(2)	High	Low

Recent Monthly Data
November 2006 (through November 24, 2006)	$1.3081	$1.2821	$1.3081	$1.2705
October 2006	1.2773	1.2617	1.2773	1.2502
September 2006	1.2687	1.2722	1.2833	1.2648
August 2006	1.2793	1.2810	1.2914	1.2735
July 2006	1.2764	1.2681	1.2822	1.2529
June 2006	1.2779	1.2661	1.2953	1.2522
May 2006	1.2833	1.2767	1.2888	1.2607
Interim Period Data
Six months ended June 30, 2006	1.2779	1.2399	1.2953	1.1860
Annual Data (Year Ended December 31,)
2005	1.1842	1.2400	1.3476	1.1667
2004	1.3538	1.2478	1.3625	1.1801
2003	1.2597	1.1411	1.2597	1.0361
2002	1.0485	0.9495	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370
Notes:

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)	The average rate for each monthly period was calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rate for each interim period and annual period was calculated by taking the simple average of the noon buying rates on the last business day of each month during the relevant period.

RISK FACTORS
      In addition to the other information included or incorporated by reference in this proxy statement/ prospectus, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement. In addition, you should read and consider the risks associated with the businesses of each of CGG and Veritas in deciding whether to vote to adopt the merger agreement because these risks will relate to CGG-Veritas after the merger. Certain of these risks can be found in CGG’s 2005 Form 20-F, which is incorporated by reference into this proxy statement/ prospectus, and in Veritas’ 2006 Form 10-K, which is incorporated by reference into this proxy statement/ prospectus. You should also consider the other information in this proxy statement/ prospectus and the other documents incorporated by reference into this proxy statement/ prospectus. See “Additional Information — Where You Can Find More Information.”
Risk Factors Relating to the Merger

Because the market price of CGG ADSs will fluctuate, Veritas stockholders cannot be sure of the value of the merger consideration they will receive.
      Upon the effective time of the merger, each share of Veritas common stock will be converted into the right to receive merger consideration consisting of CGG ADSs or cash pursuant to the terms of the merger agreement, meaning that each Veritas stockholder may elect to receive his or her merger consideration entirely in cash, entirely in CGG ADSs, or a combination of cash and CGG ADSs, subject to the proration procedures described herein and in the merger agreement. The value of the merger consideration to be received by Veritas stockholders will be based in part on the average of the per share closing sales price of CGG ADSs on the NYSE during the 20 consecutive trading day valuation period ending on the third calendar day prior to the effective time of the merger. This average price may vary from the market price of CGG ADSs on the date the merger was announced, on the date that this proxy statement/ prospectus is mailed to Veritas stockholders, on the date of closing, on the date you make an election with respect to the merger consideration or on the date of the special meeting of Veritas stockholders.
      Because CGG is issuing a fixed number of CGG ADSs and a fixed amount of cash as part of the merger consideration (in each case subject to upward adjustment in the event that any shares of Veritas common stock are issued in accordance with the merger agreement pursuant to the exercise of Veritas outstanding stock options or conversion of Veritas convertible bonds or otherwise), and because the provisions of the merger agreement operate to substantially equalize the value of the consideration to be received for each share of Veritas common stock at the time the calculation is made, any change in the price of CGG ADSs prior to the effective time of the merger will affect the value of the merger consideration that you will be entitled to receive upon the effective time of the merger, regardless of whether you elect to receive cash, CGG ADSs or a combination of cash and CGG ADSs, or do not make an election.
      Changes in the price of CGG ADSs may result from a variety of factors, including:

•	market reaction to the announcement of the merger and market assessment of its likelihood to be consummated;

•	changes in oil and natural gas prices;

•	changes in the respective businesses, operations and prospects of CGG and Veritas, including CGG’s and Veritas’ ability to meet earnings estimates;

•	governmental or litigation developments or regulatory considerations affecting CGG or Veritas or the industry generally; and

•	general business, market or economic conditions.
      Many of these factors are beyond the control of CGG and Veritas.

Veritas stockholders may receive a form or combination of consideration different from what they elect.
      While each Veritas stockholder may elect to receive all cash, all CGG ADSs or a combination of cash and CGG ADSs pursuant to the merger, the pools of cash and CGG ADSs available for all Veritas stockholders will be fixed amounts (in each case subject to upward adjustment in the event that any shares of Veritas common stock are issued in accordance with the merger agreement pursuant to the exercise of Veritas outstanding stock options or conversion of Veritas convertible bonds or otherwise). Accordingly, depending on the elections made by other Veritas stockholders and the average of the per share closing sales price of CGG ADSs on the NYSE during the 20 consecutive trading day valuation period ending on the third calendar day prior to the effective time of the merger, you may receive a proportion of cash and/or CGG ADSs that is different from what you elected. If a Veritas stockholder does not submit a properly completed and signed election form to the exchange agent by the election deadline of 5:00 p.m. New York City time on January 10, 2007, then such stockholder will have no control over the type of merger consideration such stockholder may receive, and, consequently, may receive only cash, only CGG ADSs, or a combination of cash and CGG ADSs pursuant to the merger.

If you tender shares of Veritas common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.
      If you want to make an election with respect to the type of merger consideration you receive, you must deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed election form to the exchange agent no later than the election deadline of 5:00 p.m. New York City time on January 10, 2007. You will not be able to sell any shares of Veritas common stock that you have delivered until you receive cash or CGG ADSs pursuant to the merger unless you revoke your election before the deadline by providing written notice to the exchange agent. In the time between delivery of your shares of Veritas common stock and the closing of the merger, the market price of Veritas common stock or CGG ADSs may decrease, and you might otherwise want to sell your shares of Veritas common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

Necessary consents and approvals from government entities may delay or prevent the closing of the merger or have a material adverse effect on CGG-Veritas.
      The merger is conditioned upon, among other things, the effectiveness of the Form F-4 registration statement, of which this proxy statement/ prospectus constitutes a part, and of the Form F-6 registration statement, and the approval (visa) of the “note d’information” by the AMF, relating to the CGG ordinary shares underlying the CGG ADSs to be issued in connection with the merger. As a result, stockholders face the risk that, if the effectiveness and approval are not obtained, the closing of the merger would be delayed for a significant period of time or the merger would not be completed.
      Although the merger is deemed authorized by the Norwegian antitrust authority, the HSR waiting period for the merger has terminated and the CFIUS has concluded action having found no national security issues sufficient to warrant further investigation, CGG and Veritas have each submitted filings to the Brazilian and UK antitrust authorities that remain outstanding. CGG and Veritas have also answered questions posed by the Australian antitrust authority. While the approval of these authorities is not required to complete the merger, the authorities may prohibit the integration of CGG and Veritas between the effective time of the merger and the date of receipt of these approvals and as part of the approvals may impose remedies that could materially adversely affect the business or financial condition of the combined company. Governmental authorities may require divestitures relating to operations or assets of CGG-Veritas, or commitments from CGG-Veritas that may have a negative impact on the businesses and operations of the combined company, or may reduce the anticipated benefits of the merger. See “The Merger Agreement — Conditions to the Consummation of the Merger — Antitrust Approvals.”

Any delay in completing the merger may substantially reduce the benefits expected to be obtained from the merger.
      In addition to obtaining the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of Veritas and CGG that may prevent, delay or otherwise materially adversely affect its completion. See “The Merger Agreement — Conditions to Completion of the Merger.” CGG and Veritas cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the effective time of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may materially adversely affect the synergies and other benefits that CGG and Veritas expect to achieve if the merger and the integration of their respective businesses is completed within the expected timeframe.

CGG and Veritas will incur substantial transaction and merger-related costs in connection with the merger.
      CGG and Veritas expect to incur a number of non-recurring transaction fees and other costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs will be substantial. Additional unanticipated costs may be incurred in the integration of the businesses of CGG and Veritas. Although CGG and Veritas expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of their businesses will offset the incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The businesses and technologies of CGG and Veritas, as well as other businesses or technologies that the combined company may acquire, may be difficult to integrate, disrupt the combined company’s business, dilute shareholder value or divert management attention.
      Risks the combined company could face with respect to the combination between CGG and Veritas, as well as other recent and future acquisitions include:

•	difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

•	diversion of management’s attention away from other business concerns; and

•	the assumption of any undisclosed or other potential liabilities of the acquired company.
      In addition to the proposed merger with Veritas, CGG has undertaken several recent acquisitions, including the purchase of several manufacturers of seismic products in 2004 that expanded Sercel’s product line, the acquisition of Exploration Resources ASA, a Norwegian company, in September 2005 and the acquisition by Sercel of Vibration Technologies Limited, a Scottish company, on September 28, 2006. The risks associated with acquisitions could have a material adverse effect upon the combined company’s business, financial condition and results of operations.

The pendency of the merger could materially adversely affect the future business and operations of Veritas or CGG.
      In connection with the pending merger, some customers and strategic partners of each of Veritas and CGG may delay or defer decisions relating to their ongoing and future relationships with Veritas or CGG, which could negatively affect revenues, earnings and cash flows of Veritas or CGG, as well as the market prices of shares of Veritas common stock or CGG ADSs, regardless of whether the merger is completed.

Directors and executive officers of Veritas may have potential conflicts of interest in recommending that you vote to adopt the merger agreement.
      Executive officers of Veritas negotiated the terms of the merger agreement and the Veritas board of directors unanimously approved the merger agreement and unanimously recommends that you vote in favor of the proposal to adopt the merger agreement. These directors and executive officers may have interests in the merger that are different from, or in addition to or in conflict with, yours. You should take into account such interests when you consider the Veritas board of directors’ recommendation that you vote for adoption of the merger agreement.
      These interests include:

•	the continued employment of certain executive officers of Veritas by CGG-Veritas;

•	the continued positions of certain directors of Veritas as directors of CGG-Veritas;

•	employment agreements with certain executive officers of Veritas, which may require lump sum payments within two years after a change of control of Veritas;

•	the accelerated vesting of, and payment in the merger with respect to, certain restricted stock units and stock options and lapse of restrictions on restricted shares for certain directors and executive officers; and

•	the indemnification of former Veritas directors and officers by the combined company described under “The Merger — Interests of the Directors and Executive Officers of Veritas in the Merger — Indemnification and Insurance.”
      As a result of these interests, these directors and executive officers may be more likely to support and to vote to adopt the merger agreement than if they did not have these interests. For a discussion of the interests of directors and executive officers in the merger, see “The Merger — Interests of the Directors and Executive Officers of Veritas in the Merger.”

In certain circumstances, the merger agreement requires payment of a termination fee of $85 million by Veritas to CGG and, under certain circumstances, Veritas must allow CGG three business days to match any alternative acquisition proposal prior to any change in the Veritas board’s recommendation. These terms could affect the decisions of a third party proposing an alternative transaction to the merger.
      Under the merger agreement, Veritas may be required to pay to CGG a termination fee of $85 million if the merger agreement is terminated under certain circumstances. Should the merger agreement be terminated in circumstances under which such a termination fee is payable, the payment of this fee could have material and adverse consequences to Veritas’ financial condition and operations after such time. Additionally, under the merger agreement, in the event of a superior acquisition proposal being made to Veritas by another party, Veritas must allow CGG a three business day period to make a revised proposal in response to the superior acquisition proposal, prior to which the Veritas board of directors may not change its recommendation with respect to the merger agreement. Even if the Veritas board of directors changes its recommendation of the merger, Veritas is required under the merger agreement to submit the merger agreement to its stockholders for adoption unless CGG decides to terminate the merger agreement. These terms could affect the structure, pricing and terms proposed by other parties seeking to acquire or merge with Veritas, and could make it more difficult for another party to make a superior acquisition proposal for Veritas. For a description of the termination rights of each party and the termination fee payable by Veritas under the merger agreement, see “The Merger Agreement — Termination of the Merger Agreement.”

Risk Factors Relating to CGG-Veritas Following the Merger

The combined company may fail to realize the anticipated synergies and other benefits expected from the merger, which may materially adversely affect the value of CGG ordinary shares and CGG ADSs after the effective time of the merger.
      The merger involves the integration of CGG and Veritas, two companies that have previously operated independently and as competitors. CGG and Veritas entered into the merger agreement with the expectation that, among other things, the merger would enable the combined company to achieve expected cost synergies from having one rather than two public companies as well as the redeployment of support resources towards operations and premises rationalization.
      Delays encountered by the combined company in the transition process could have a material adverse effect on the revenues, expenses, operating results and financial condition of the combined company. Although CGG and Veritas expect to realize significant benefits from the merger, there can be no assurance that CGG-Veritas will actually achieve these anticipated benefits.
      The value of the CGG ordinary shares and the CGG ADSs following the effective time of the merger may be affected by the ability of the combined company to achieve the benefits expected to result from the effective time of the merger. Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of CGG and Veritas and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that the combined company will meet these challenges and that such diversion will not negatively affect the operations of the combined company following the merger.

Uncertainties associated with the merger may cause a loss of employees and may otherwise materially adversely affect the future business and operations of CGG-Veritas.
      CGG-Veritas’ future results of operations will depend in part upon its ability to retain existing highly skilled and qualified employees of CGG and Veritas and to attract new employees. A number of CGG’s and Veritas’ employees are highly skilled scientists and highly trained technicians, and failure by the combined company to continue to attract and retain such individuals could materially adversely affect its ability to compete in the geophysical services industry. In addition, current and prospective employees of CGG and Veritas may experience uncertainty about their post-merger roles with CGG-Veritas following the effective time of the merger. This uncertainty may materially adversely affect the ability of each of CGG and Veritas to attract and retain key management, sales, marketing, technical and other personnel. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with CGG-Veritas following the merger. Accordingly, no assurance can be given that CGG-Veritas will be able to attract or retain key employees of CGG and Veritas to the same extent that CGG and Veritas have been able to attract or retain their own employees in the past.
      CGG and Veritas compete with other seismic products and services companies and, to a lesser extent, companies in the oil industry for skilled geophysical and seismic personnel, particularly in times, such as the present, when demand for seismic services is relatively high. A limited number of such skilled personnel is available, and demand from other companies may limit the combined company’s ability to fill its human resources needs. Any inability of CGG-Veritas following the effective time of the merger to hire, train and retain a sufficient number of qualified employees could impair its ability to manage and maintain its business and to develop and protect its know-how. In addition, CGG-Veritas’ success will depend to a significant extent upon the abilities and efforts of members of its senior management, the loss of whom could materially adversely affect its business.

The trading price of CGG ADSs may be affected by factors different from those affecting the price of shares of Veritas common stock.
      At the effective time of the merger, holders of shares of Veritas common stock may become holders of CGG ADSs. The results of operations of the combined company, as well as the trading price of CGG ADSs after the effective time of the merger, may be affected by factors different from those currently affecting Veritas’ results of operations and the trading price of shares of Veritas common stock. For a discussion of the businesses of CGG and Veritas and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/ prospectus and referred to under “Additional Information — Where You Can Find More Information.”

Because some existing holders of CGG ordinary shares are entitled to two votes for every share they hold, the percentage of the voting rights of the combined company that you will own immediately after the effective time of the merger will be less than the percentage of the outstanding share capital of the combined company that you will own.
      Under CGG’s articles of association and bylaws (statuts), holders of CGG ordinary shares who have held their shares in the same registered name for at least two consecutive years have the right to two votes for every share so held. In general, the CGG ordinary shares underlying CGG ADSs will be held in bearer form unless the holder thereof notifies the depositary in writing that the CGG ordinary shares should be held in registered form. As a result, new holders of CGG ordinary shares (including CGG ordinary shares represented by CGG ADSs), including former holders of shares of Veritas common stock who receive CGG ADSs pursuant to the merger, will qualify to obtain double-voting rights only after holding those CGG ADSs in the same registered name for two years after giving such notice. As of September 30, 2006, 1,412,798 CGG ordinary shares carried double-voting rights, representing approximately 8% of CGG’s outstanding share capital and approximately 15% of CGG’s voting rights. If the merger is consummated, immediately after the effective time of the merger, former holders of shares of Veritas common stock are expected to own approximately 36% of the combined company’s outstanding share capital and approximately 35% of the combined company’s voting rights (based on the outstanding shares of Veritas common stock on July 31, 2006 and the maximum number of additional shares of Veritas common stock that may be issued in accordance with the merger agreement pursuant to the exercise of outstanding Veritas stock options or the conversion of the Veritas convertible bonds or otherwise). Therefore, because some existing holders of CGG ordinary shares currently have double voting rights and you will not be eligible for double voting rights under CGG’s articles of association until a later time (if at all), the percentage of the combined company’s voting rights that you will have immediately after the effective time of the merger will be less than the percentage of the combined company’s outstanding share capital that you own immediately after the effective time of the merger.

CGG is a foreign private issuer under the Exchange Act and the rules and regulations of the SEC and, thus, is exempt from certain rules and requirements under the Exchange Act and is permitted to file less information with the SEC than a company incorporated in the United States or a non-foreign private issuer.
      As a foreign private issuer under the Exchange Act, CGG is exempt from certain rules and requirements under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, CGG is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; is not required to file financial statements prepared in accordance with U.S. GAAP (although it is required to reconcile its financial statements to U.S. GAAP); and is not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, CGG’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of CGG ordinary shares. Accordingly, although the covenants contained in CGG’s senior notes require CGG to furnish to the SEC a greater level of financial and non-financial information than the Exchange Act requires of foreign private issuers for so long as such senior notes remain outstanding, after the effective time of the merger, if you continue to hold CGG ADSs and for so long as the combined company remains a foreign private issuer, you may receive less information about the combined company than you currently receive about Veritas, and be afforded less protection under the U.S. federal securities laws than you are currently afforded. See “Questions and Answers About the Merger and the Veritas Special Stockholders Meeting — What are the implications of CGG being a foreign private issuer?”. If the combined company loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

The combined company’s results of operations may be significantly affected by currency fluctuations.
      The combined company will derive a substantial amount of its revenues from sales internationally, subjecting it to risks relating to fluctuations in currency exchange rates. The combined company’s revenues and expenses will be denominated in currencies including the euro, the U.S. dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. Historically, a significant portion of CGG’s revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. CGG’s exposure to fluctuations in the euro/ U.S. dollar exchange rate has increased considerably over the last few years due to increased sales outside of Europe.
      Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, can be expected in future periods to have a significant effect upon the combined company’s results of operations, which will be reported in euros. Since the combined company will participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, a depreciation of the U.S. dollar against the euro harms its competitive position against companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such depreciation will negatively affect the combined company’s reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. While CGG has in the past attempted to reduce the risks associated with such exchange rate fluctuations through its hedging policy, neither CGG nor Veritas can assure you that the combined company will be effective or that fluctuations in the values of the currencies in which it operates will not materially adversely affect its future results of operations.

CGG and Veritas have had losses in the past and cannot assure that the combined company will be profitable in the future.
      CGG recorded net losses in 2004 and 2005 (attributable to shareholders) of €6.4 million and €7.8 million, respectively, although excluding the accounting impact under IFRS of its 7.75% subordinated convertible bonds due 2012 denominated in U.S. dollars, its net income would have been positive. Veritas recorded a net loss of $59.1 million in its fiscal year 2003. Neither CGG nor Veritas can assure you that the combined company will be profitable in the future.

The combined company will be subject to risks related to its international operations that could harm its business and results of operations.
      With operations worldwide, and with a majority of its revenues likely to be derived outside of the United States and Western Europe, including in emerging markets, CGG-Veritas’ business and results of operations will be subject to various risks inherent in international operations. These risks include:

•	instability of foreign economies and governments;

•	risks of war, terrorism, civil disturbance, seizure, renegotiation or nullification of existing contracts; and

•	foreign exchange restrictions, sanctions and other laws and policies affecting taxation, trade and investment.
      The combined company will be exposed to these risks in all of its foreign operations to some degree, and its exposure could be material to its financial condition and results of operations in emerging markets where the political and legal environment is less stable.
      While the combined company expects to carry insurance against political risks associated with such operations in amounts they consider appropriate in accordance with industry practices, neither CGG nor Veritas can assure you that the combined company will not be subject to material adverse developments with respect to its international operations or that its coverage will be adequate to cover it for any losses arising from such risks.
      Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on the combined company’s ability to compete globally. In addition, non-U.S. persons employed by the combined company’s separately incorporated non-U.S. entities will conduct business in some foreign jurisdictions that have been subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control. CGG and Veritas have typically generated revenue in these countries through the performance of data processing, reservoir consulting services and the sale of software licenses and software maintenance. CGG and Veritas have relations with customers in these countries which are current and ongoing. CGG and Veritas do, and the combined company will, have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on foreign operations could result in material fines and penalties, damage to the combined company’s reputation, and a reduction in the value of CGG ordinary shares and CGG ADSs. In addition, the combined company’s activities in these countries could reduce demand for its securities among certain investors.
      CGG, Veritas and certain of their respective subsidiaries and affiliated entities also conduct business in countries which experience government corruption and in countries subject to U.S. government sanctions. They are committed, and they expect the combined company to be committed, to doing business in accordance with all applicable laws and their codes of ethics, but there is a risk that the combined company, its subsidiaries or affiliated entities or its respective officers, directors, employees and agents may take action in violation of applicable laws, including the Foreign Corrupt Practices Act of 1977 or laws administered by the U.S. Office of Foreign Assets Control. Any such violations could result in substantial civil and/or criminal penalties and might materially adversely affect the combined company’s business and results of operations or financial condition.

CGG-Veritas will invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for its data library without knowing precisely how much of the data it will be able to sell or when and at what price it will be able to sell the data.
      CGG-Veritas will invest significant amounts of money in acquiring and processing seismic data that it will own. By making such investments, the combined company exposes itself to risks that:

•	may not fully recover the costs of acquiring and processing the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond its control. In addition, the timing of these sales is unpredictable and sales can vary greatly from period to period. Technological or regulatory changes or other developments could also materially adversely affect the value of the data;

•	value of its multi-client data could be significantly adversely affected if any material adverse change occurred in the general prospects for oil and gas exploration, development and production activities in the areas where it acquires multi-client data; and

•	reduction in the market value of such data will require the combined company to write down its recorded value, which could have a significant material adverse effect on its results of operations.

      For example, in its fiscal years 2003 and 2002, Veritas incurred $4.9 million and $55.3 million, respectively, in impairment charges related to surveys which generated relatively low levels of sales in its multi-client library. These surveys were found to be impaired for various reasons, including slow acreage turnover in the case of U.S. land surveys, a border dispute in the case of a Shetland-Faroes survey and excessive acquisition cost in the case of a Gulf of Mexico survey. In addition, a decision by the Norwegian government on March 31, 2006 not to award exploration-production licenses in the area where one of CGG’s surveys is located (Moere) changed CGG’s previous estimate of future sales, and caused this €4.6 million survey to be fully depreciated at March 31, 2006. Additionally, each of the individual surveys of CGG-Veritas will have a minimum book life based on its location, so particular surveys may be subject to significant amortization even though sales of licenses associated with that survey are weak or non-existent, thus reducing profits of the combined company.

CGG-Veritas’ working capital needs are difficult to forecast and may vary significantly, which could result in additional financing requirements that it may not be able to meet on satisfactory terms, or at all.
      It will be difficult for the combined company to predict with certainty its working capital needs. This difficulty is due primarily to working capital requirements related to the marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, the combined company may extend the length of payment terms it grants to customers or increase its inventories substantially. The combined company may therefore be subject to significant and rapid increases in its working capital needs that it may have difficulty financing on satisfactory terms, or at all, due to limitations in its debt agreements.

Technological changes and new products and services are frequently introduced in the market, and the combined company’s technology could be rendered obsolete by these introductions or it may not be able to develop and produce new and enhanced products on a cost-effective and timely basis.
      Technology changes rapidly in the seismic industry, and new and enhanced products are frequently introduced in the market for CGG’s and Veritas’ products and services, particularly in CGG’s equipment manufacturing and data processing and geosciences sectors. The combined company’s success will depend to a significant extent upon its ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While the combined company will commit substantial resources to research and development, neither CGG nor Veritas can assure you that the combined company will not encounter resource constraints or technical or other difficulties that could delay the introduction of new and enhanced products and services in the future. In addition, the continuing development of new products inherently carries the risk of obsolescence with respect to the combined company’s older products. Neither CGG nor Veritas can assure you that new and enhanced products and services, if introduced, will gain market acceptance or will not be materially adversely affected by technological changes or product or service introductions by one of the combined company’s competitors.

The combined company will depend on proprietary technology and will be exposed to risks associated with the misappropriation or infringement of that technology.
      The results of operations of CGG-Veritas will depend in part upon its proprietary technology. The combined company will rely on a combination of patents, trademarks and trade secret laws to establish and protect its proprietary technology. CGG currently holds or has applied for 118 patents and Veritas currently holds or has applied for 15 patents in various countries for products and processes. These patents last between four and twenty years, depending on the date of filing and the protection accorded by each country. In addition, the combined company will enter into confidentiality and license agreements with its employees, customers and potential customers and limit access to and distribution of its technology. However, neither CGG nor Veritas can assure you that actions the combined company takes to protect its proprietary rights will be adequate to protect this technology or to deter the misappropriation or independent third-party development of its technology. Although neither CGG nor Veritas has been involved in any material litigation regarding its intellectual property rights or the possible infringement of intellectual property rights of others, it cannot assure you that such litigation will not be brought in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit the combined company’s ability to pursue third parties that misappropriate its proprietary technology.

The combined company will rely on significant customers, so the loss of a single customer or a few customers could have a material adverse effect on its operating revenues and business.
      A relatively small number of clients will account for a significant percentage of the combined company’s revenues. The loss of a significant amount of the business of any of these clients could have a material adverse effect on the combined company’s operating revenues and business.

The nature of the combined company’s business will subject it to significant ongoing operating risks for which it may not have adequate insurance or for which it may not be able to procure adequate insurance on economical terms, if at all.
      The combined company’s seismic data acquisition activities, particularly in deepwater marine areas, are often conducted under harsh weather and other hazardous conditions. These operations are subject to risks of loss to property and injury to personnel from fires, accidental explosions, ice floes and high seas. These types of events could result in loss from business interruption, delay, equipment destruction or liability. CGG and Veritas expect that the combined company will carry insurance against the destruction of or damage to its seismic equipment and against business interruption for its data processing activities in amounts it considers appropriate in accordance with industry practice. However, neither CGG nor Veritas can assure you that CGG-Veritas’ insurance coverage will be adequate in all circumstances or against all hazards, or that the combined company will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

Compliance with internal controls procedures and evaluations and attestation requirements will require significant efforts and resources and may result in the identification of significant deficiencies or material weaknesses of CGG.
      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, CGG will be required, for 2006, as a foreign private issuer, to perform an evaluation of its internal controls over financial reporting and have its independent auditors publicly disclose their conclusions regarding such evaluation. CGG began in 2006 to establish procedures in order to comply with Section 404 in the timeframe permitted under the regulations of the SEC, although as of the date of this proxy statement/ prospectus, CGG has not yet finalized these procedures. CGG and Veritas expect that establishing procedures and ensuring compliance with these requirements will be a substantial and time-consuming process. If CGG fails to complete these procedures and the required evaluation in a timely manner, or if its independent auditors cannot attest to its evaluation in a timely manner, it could be subject to regulatory review and penalties that may result in a loss of public confidence in its internal controls. In addition, CGG may uncover significant deficiencies or material weaknesses in its internal controls. Measures taken by it to remedy these issues may require significant efforts, dedicated time and expenses, as well as the commitment of significant managerial resources. Each of these circumstances may have a material adverse effect on the combined company’s business, ability to raise financing for its business, financial condition and results of operations or the market price of the CGG ADSs.
Risks Related to the Industry

The combined company will depend on capital expenditures by the oil and gas industry, and reductions in such expenditures in the future may have a material adverse effect on its business.
      Demand for the products and services of CGG and Veritas has historically been dependent upon the level of capital expenditures by oil and gas companies for exploration, production and development activities. These expenditures are significantly influenced by oil and gas prices and by expectations regarding future oil and gas prices. Oil and gas prices may fluctuate based on relatively minor changes in the supply of and demand for oil and gas, expectations regarding future supply of and demand for oil and gas and certain other factors beyond the combined company’s control. Lower or volatile oil and gas prices tend to limit the demand for seismic services and products.
      Factors affecting the prices of oil and gas include:

•	demand for oil, natural gas and natural gas liquids;

•	worldwide political, military and economic conditions, including political developments in the Middle East, economic growth levels and the ability of OPEC to set and maintain production levels and prices for oil;

•	levels of oil and gas production;

•	the price and availability of alternative fuels;

•	policies of governments regarding the exploration for and production and development of oil and gas reserves in their territories; and

•	global weather conditions.
      Although oil and gas prices are currently at or near historical highs, which generally increases demand for seismic products and services, the markets for oil and gas historically have been volatile and are likely to continue to be so in the future.
      CGG and Veritas believe that global geopolitical uncertainty or uncertainty in the Middle Eastern producing regions (where both CGG and Veritas are particularly active) could lead oil companies to suddenly delay or cancel current geophysical projects. Any events that affect worldwide oil and gas supply, demand or prices or that generate uncertainty in the market could reduce exploration and development activities and materially adversely affect the operations of the combined company. Neither CGG nor Veritas can assure you as to future oil and gas prices or the resulting level of industry spending for exploration, production and development activities.

The combined company will be subject to intense competition, which could limit its ability to maintain or increase its market share or to maintain its prices at profitable levels.
      Most of CGG’s and Veritas’ contracts are, and most of the combined company’s contracts will be, obtained through a competitive bidding process, which is standard for the seismic services industry in which they operate. Competitive factors in recent years have included price, crew availability, technological expertise and reputation for quality, safety and dependability. While no single company will compete with the combined company in all of its segments, CGG-Veritas will be subject to intense competition in each of its segments. The combined company will compete with large, international companies as well as smaller, local companies. In addition, it will compete with major service providers and government-sponsored enterprises and affiliates. Some of the combined company’s competitors will operate more data acquisition crews than it does and have substantially greater financial and other resources. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and gas prices and production levels, as well as changes in government regulations. In addition, if geophysical service competitors increase their capacity in the future (or do not reduce capacity if demand decreases), the excess supply in the seismic services market could apply downward pressure on prices.

CGG-Veritas will have high levels of fixed costs that will be incurred regardless of its level of business activity.
      The business of the combined company will have high fixed costs. As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes could result in significant operating losses. Low utilization rates may hamper its ability to recover the cost of necessary capital investments.

The land and marine seismic acquisition revenues of CGG-Veritas may vary significantly during the year.
      The combined company’s land and marine seismic acquisition revenues will be partially seasonal in nature. The offshore data acquisition business is, by its nature, exposed to unproductive interim periods due to necessary repairs or transit time from one operational zone to another during which revenue is usually not recognized. Other factors that cause variations from quarter to quarter include the effects of weather conditions in a given operating area, the internal budgeting process of some important clients relative to their exploration expenses, the timing of the receipt and commencement of contracts for data acquisition, the timing of offshore lease sales and the effect of such timing on the demand for geophysical activities and the timing of sales of licenses to geophysical data in its multi-client data library, which may be significant and which are not typically made in a linear or consistent pattern. Together with the combined company’s high fixed costs, these revenue fluctuations could produce unexpected material adverse effects on the results of operations in any fiscal period.

The combined company’s business will be subject to governmental regulation, which may materially adversely affect its future operations.
      The combined company’s operations will be subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental laws. The combined company will need to invest financial and managerial resources to comply with these laws and related permit requirements. Failure to timely obtain the required permits may result in crew downtime and operating losses. Because laws and regulations change frequently, CGG and Veritas cannot predict the impact of government regulations on the future operations of the combined company. The adoption of laws and regulations that have the effect of curtailing exploration by oil and gas companies could also materially adversely affect the operations of the combined company by reducing the demand for its geophysical products and services.
Risks Related to the Combined Company’s Indebtedness

CGG-Veritas’ substantial debt after the effective time of the merger could materially adversely affect its financial health and prevent it from fulfilling its obligations.
      CGG-Veritas will have a significant amount of debt after the effective time of the merger. As of June 30, 2006, on a pro forma basis to reflect the merger and CGG’s borrowing under the bridge loan facility to finance the cash component of the merger consideration and assuming the bridge loan facility is fully drawn, the combined company’s total financial debt, total assets and shareholders’ equity would have been €1,611 million, €4,307 million and €1,977 million, respectively, under IFRS. CGG may also enter into arrangements to borrow the cash amounts that CGG-Veritas will be required to pay to holders of Veritas convertible bonds who convert after the merger, which cash amounts CGG estimates could be as much as $165 million (depending on the extent to which the merger consideration that a holder of Veritas no election shares would receive consists of cash assuming a hypothetical average CGG ADS value of $33.33, which was the closing price of CGG ADSs on August 29, 2006). The maximum cash amount will increase as the average CGG ADS value increases.
      CGG-Veritas’ substantial debt could have important consequences. In particular, it could:

•	increase its vulnerability to general adverse economic and industry conditions;

•	require it to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit its flexibility in planning for, or reacting to, changes in its businesses and the industries in which it will operate;

•	place it at a competitive disadvantage compared to its competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants of its indebtedness, among other things, its ability to borrow additional funds.

CGG’s and Veritas’ debt agreements contain restrictive covenants that may limit the ability of CGG-Veritas to respond to changes in market conditions or pursue business opportunities.
      The indentures governing CGG’s senior notes and Veritas’ convertible notes and the agreements governing both companies’ syndicated credit facilities (including the $1.6 billion bridge loan facility expected to finance the cash component of the merger consideration) contain restrictive covenants that will limit the combined company’s ability and the ability of certain of its subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests or redeem subordinated indebtedness early;

•	create or incur certain liens;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.
      Complying with the restrictions contained in some of these covenants will require the combined company to meet certain ratios and tests, notably with respect to consolidated interest coverage, total assets, net debt, equity and net income. The requirement that CGG-Veritas comply with these provisions may materially adversely affect its ability to react to changes in market conditions, take advantage of business opportunities it believes to be desirable, obtain future financing, fund needed capital expenditures, finance its equipment purchases, increase research and development expenditures, or withstand a continuing or future downturn in its business.

If CGG-Veritas is unable to comply with the restrictions and covenants in the indentures and debt agreements governing CGG’s and Veritas’ notes and other debt, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of payment of funds that CGG and Veritas have borrowed.
      If CGG-Veritas is unable to comply with the restrictions and covenants in the indentures governing CGG’s and Veritas’ notes or in current or future debt agreements, there could be a default under the terms of these indentures and agreements. CGG-Veritas’ ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond its control. As a result, CGG-Veritas cannot assure you that CGG-Veritas will be able to comply with these restrictions and covenants or meet these tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, the assets of CGG-Veritas might not be sufficient to repay in full all of its outstanding indebtedness and CGG-Veritas may be unable to find alternative financing. Even if CGG-Veritas could obtain alternative financing, it might not be on terms that are favorable or acceptable.

If CGG is unable to draw funds under its bridge loan facility, it will have to seek other financing to complete the merger, which financing may not be available or may be on less favorable terms.
      CGG has entered into a senior secured bridge loan facility with Credit Suisse International, as sole and exclusive lead arranger and sole and exclusive bookrunner, of up to $1.6 billion to be made available to CGG and/or one or more of its subsidiaries reasonably acceptable to Credit Suisse International for purposes of, among other things, financing the cash portion of the merger consideration. See “CGG Recent Developments — Bridge Loan Facility.” CGG’s ability to draw on the bridge loan facility is subject to the satisfaction of certain conditions. Although CGG expects that it will be able to draw on the bridge loan facility, in the event CGG is unable to do so, CGG will be forced to seek substitute financing to raise the necessary funds to pay the cash portion of the merger consideration. Such substitute financing may be unavailable or may be on terms that are less favorable to CGG than under the bridge loan facility. Under the merger agreement, CGG’s obligation to consummate the merger is not conditioned upon receipt or availability of financing.

CGG-Veritas must repay its borrowings under the bridge loan facility within 18 to 24 months after the effective time of the merger, and replacement financing may not be available or may be on unfavorable terms to CGG-Veritas.
      CGG’s senior secured bridge loan facility of up to $1.6 billion for the purpose of, among other things, financing the cash portion of the merger consideration, must be repaid in full by CGG-Veritas in a single payment 18 months from the initial funding date, subject to a six-month extension at the sole option of a majority of lenders under the bridge loan facility. CGG currently intends to refinance amounts drawn under the bridge loan facility with borrowings by CGG-Veritas under new credit facilities and the proceeds of other debt. However, neither CGG nor Veritas can assure you that CGG-Veritas will be able to borrow amounts sufficient to refinance the bridge loan facility or repay the bridge loan facility when it becomes due. If CGG-Veritas is unable to refinance its borrowings under the bridge loan facility, it may have to restructure its indebtedness, sell assets, reduce or delay capital investments or raise additional capital. CGG-Veritas may also issue equity, which could be dilutive to CGG-Veritas shareholders. Neither CGG nor Veritas can assure you that any debt restructuring would be possible, that any assets could be sold or, if sold, the timing of the sales and the amount of proceeds realized from those sales, or that alternative financing could be obtained. Even if alternative financing is available to CGG-Veritas, it may be on terms that are not favorable to CGG-Veritas and/or its shareholders and may be less favorable than under the bridge loan facility.

Rating agencies could downgrade their corporate or debt ratings for CGG or Veritas before the effective time of the merger or CGG-Veritas after the effective time of the merger. Such downgrades could have a material adverse effect on the cost of financing.
      Some rating agencies that provide corporate ratings on CGG or Veritas or provide ratings on their debts may downgrade their corporate or debt ratings with respect to one company or both companies in light of the pending merger and the financing thereof. In addition, some rating agencies may give a lower corporate or debt rating to CGG-Veritas after the effective time of the merger than to either CGG or Veritas before the merger. A downgrade could materially adversely affect the ability of CGG-Veritas to finance their operations, including increasing the cost of obtaining financing under existing or future facilities or debt securities.

CGG-Veritas and its subsidiaries may incur substantially more debt.
      CGG-Veritas and its subsidiaries may incur substantial additional debt (including secured debt) in the future. As of September 30, 2006, CGG had no outstanding borrowings under its U.S. $60 million syndicated credit facility (which has since been permanently reduced to U.S. $20 million and which is expected to be terminated before the effective time of the merger), and had availability under all other credit facilities totaling €10.9 million. As of July 31, 2006, Veritas had no borrowing and $3.8 million of outstanding letters of credit under its revolving credit facility, leaving $81.2 million available under its revolving credit facility. In addition, CGG will borrow approximately $1.6 billion under its bridge loan facility to finance the cash component of the merger consideration and expects to increase the amount of availability under its revolving credit facility. CGG may also enter into arrangements to borrow the cash amounts that CGG-Veritas will be required to pay to holders of Veritas convertible bonds who convert after the merger, which cash amounts CGG estimates could be as much as $165 million (depending on the extent to which the merger consideration that a holder of Veritas no election shares would receive consists of cash assuming a hypothetical average CGG ADS value of $33.33, which was the closing price of CGG ADSs on August 29, 2006). The maximum cash amount will increase as the average CGG ADS value increases. If new debt is added to the current debt levels of CGG, Veritas and their respective subsidiaries, the related risks for the combined company could intensify.

To service its indebtedness, the combined company will require a significant amount of cash, and its ability to generate cash will depend on many factors beyond its control.
      CGG-Veritas’ ability to make payments on and to refinance its indebtedness, and to fund planned capital expenditures will partly depend on its ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.
      Neither CGG nor Veritas can assure you that the combined company will generate sufficient cash flow from operations, that it will realize operating improvements on schedule or that future borrowings will be available to it in an amount sufficient to enable it to service and repay its indebtedness or to fund its other liquidity needs. If it is unable to satisfy its debt obligations, it may have to undertake alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Neither CGG nor Veritas can assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms.

CGG-Veritas’ results of operation could be materially adversely affected by changes in interest rates.
      The combined company’s sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. In particular, CGG’s $1.6 billion bridge loan facility to finance the cash component of the merger consideration charges interest based on U.S. dollar LIBOR. As a result, the combined company’s interest expenses could increase significantly if short-term interest rates increase.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      This proxy statement/ prospectus, including information included or incorporated by reference in this proxy statement/ prospectus, may contain certain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding the benefits of the merger, or CGG’s or Veritas’ future financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections “The Merger — Background of the Merger,” “The Merger — Recommendation of the Veritas Board of Directors and Its Reasons for the Merger” and “The Merger — CGG’s Reasons for the Merger” constitute forward-looking statements.
      These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the ability to consummate the merger;

•	the ability to draw on the bridge loan facility;

•	the ability to finance operations on acceptable terms;

•	difficulties and delays in obtaining regulatory approvals for the merger;

•	difficulties and delays in achieving synergies and cost savings;

•	potential difficulties in meeting conditions set forth in the merger agreement;

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	exposure to the credit risk of customers;

•	the social, political and economic risks of the global operations of CGG and Veritas;

•	the costs and risks associated with pension and post-retirement benefit obligations;

•	the complexity of products sold;

•	changes to existing regulations or technical standards;

•	existing and future litigation;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and

•	compliance with environmental, health and safety laws.
      Any forward-looking statements in this proxy statement/ prospectus are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, CGG and Veritas disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Additional Information — Where You Can Find More Information.”

CGG RECENT DEVELOPMENTS
CGG Ardiseis
      On March 27, 2006, CGG signed a Memorandum of Understanding with Industrialization & Energy Services Company (TAQA), its long-term Saudi Arabian partner in Argas (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by CGG. Following this agreement, on June 24, 2006, TAQA acquired 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and CGG retained a 51% interest. CGG Ardiseis, whose headquarters are located in Dubai, provides its clients with the complete range of CGG land and shallow water seismic acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of the agreement, CGG Ardiseis activities in the Gulf Cooperation Council countries are exclusively operated by Argas.
CGG Third Quarter Financial Results
      On November 15, 2006, CGG issued a press release reporting its financial results for the three months and nine months ended September 30, 2006, a copy of which was furnished to the SEC on Form 6-K on the same day and is incorporated by reference in this proxy statement/ prospectus.
Backlog
      CGG’s backlog at November 1, 2006 was U.S.$1,101 million compared to U.S.$756 million at November 1, 2005.
Bridge Loan Facility
      On November 22, 2006, CGG entered into a senior secured bridge loan facility with Credit Suisse International, as sole and exclusive lead arranger and sole and exclusive bookrunner, of up to $1.6 billion to be made available to CGG for the purposes of:

•	financing the cash component of the merger consideration,

•	repaying certain existing debt of Veritas, and

•	paying the fees and expenses incurred in connection with the foregoing.
      The bridge loan facility may be drawn only in a single borrowing on the date of the merger and is payable in full by CGG-Veritas in a single payment 18 months from the initial funding date, subject to a six-month extension at the sole option of a majority of the lenders under the bridge loan facility. The commitment of Credit Suisse International will be held open until the earlier of the termination of the merger agreement, the consummation of the merger, or 5:00 p.m., London time, on April 15, 2007.
      The bridge loan facility is guaranteed by all subsidiaries of CGG that have guaranteed CGG’s senior notes, Volnay Acquisition Co. I, Volnay Acquisition Co. II and any future guarantors of CGG’s senior notes or future refinancing facilities. CGG will pledge first-priority security in the shares of Volnay Acquisition Co. I and Volnay Acquisition Co. II, as well as material first-tier subsidiaries of Veritas, provided that no more than 66% of the voting equity interest of non-U.S. subsidiaries of Veritas will be required to be pledged as security to the extent that the pledge of any greater percentage would result in adverse tax consequences.
      Borrowings under the bridge loan facility bear interest at the rate of LIBOR plus (i) the base margin (described below) during the first nine months after the funding of the bridge loan facility, (ii) the base margin plus 1.00% during the first three-month period thereafter and (iii) the base margin plus 2.00% during the remaining period (if any) to the maturity date. The base margin is based on the ratings of the bridge loan facility, or if the bridge loan facility is not rated, upon the ratings of CGG’s senior notes, with a range from 3.75% to 5.50%.
      CGG-Veritas is required to repay the principal upon a change of control of CGG or the sale of substantially all of the business of CGG and its subsidiaries (including, after the effective time of the merger, Veritas and its subsidiaries), and, subject to certain exceptions, with proceeds from disposals, debt issuances and insurance proceeds.
      CGG-Veritas is required to adhere to certain financial covenants, including:

•	minimum operating results before interest and depreciation (ORBDA) to total net interest costs;

•	maximum total net debt to ORBDA; and

•	minimum ORBDA minus capital expenditure to total net interest costs.

      CGG-Veritas is subject to affirmative and negative covenants that affect its ability, among other things, to borrow money, incur liens, dispose of assets and make acquisitions. Events of default under the bridge loan facility include, among other things, payment and covenant breaches, insolvency of CGG-Veritas or its subsidiaries and any material adverse change.
      Drawing under the bridge loan facility is conditioned upon, among other things:

•	consummation of the merger substantially simultaneously with the closing of the bridge loan facility in accordance with applicable law and on the terms described in the merger agreement, with no material term or condition of the merger agreement having been waived or amended in any respect that is adverse to the interests of the lenders under the bridge loan facility without the consent of Credit Suisse International;

•	there not having occurred any event, change or condition since July 31, 2005 that, individually or in the aggregate, has had, or could reasonably be expected to have a material adverse effect on Veritas and its subsidiaries;

•	the provision of certain of CGG’s and Veritas’ audited and unaudited consolidated financial statements; and

•	the execution and/or delivery of definitive financing documentation.

      If any of these conditions is not met and is not waived by Credit Suisse International, CGG will be unable to draw funds under the bridge loan agreement and will have to seek other financing to complete the merger. See “Risk Factors — Risks Related to the Combined Company’s Indebtedness.” Any such other financing could be on terms that are less favorable to CGG.
      CGG intends to replace or refinance the bridge loan facility with between $800 million and $1 billion of financing pursuant to senior secured credit facilities and to refinance any remaining portion of the bridge loan facility with the proceeds of other debt. No commitment letters have been executed with respect to any replacement or refinancing of the bridge loan facility. No assurances can be given as to whether CGG-Veritas will be able to replace or refinance the bridge loan facility or as to what the terms of any such refinancing or replacement might be.
      CGG may also enter into arrangements to borrow the cash amounts that CGG-Veritas will be required to pay to holders of Veritas convertible bonds who convert after the merger, which cash amounts CGG estimates could be as much as $165 million (depending on the extent to which the merger consideration that a holder of Veritas no election shares would receive consists of cash assuming a hypothetical average CGG ADS value of $33.33, which was the closing price of CGG ADSs on August 29, 2006). The maximum cash amount will increase as the average CGG ADS value increases.
      CGG’s existing $60 million (currently amortized to $20 million) syndicated revolving credit facility terminates on March 12, 2007 and is expected to be terminated before the effective time of the merger, if earlier.

THE VERITAS SPECIAL MEETING
Date, Time, Place and Purpose of the Veritas Special Meeting
      The special meeting of Veritas stockholders will be held on January 9, 2007, at 10:00 a.m., Houston time, at the offices of Veritas DGC, Inc., 10300 Town Park Drive, Houston, Texas 77072. The purpose of the Veritas special meeting is:

•	to consider and vote on the proposal to adopt the merger agreement; and

•	to transact any other business as may properly come before the Veritas special meeting or any adjournment or postponement of the Veritas special meeting.
      The Veritas board of directors unanimously recommends that you vote FOR the proposal to adopt the merger agreement. For the reasons for this recommendation, see “The Merger — Recommendation of the Veritas Board of Directors and Its Reasons for the Merger.”
Who Can Vote at the Veritas Special Meeting
      Only holders of record of Veritas common stock at the close of business on November 18, 2006, the record date, are entitled to notice of, and to vote at, the Veritas special meeting. As of that date, there were 36,193,953 shares of Veritas common stock outstanding and entitled to vote at the Veritas special meeting, held by approximately 732 stockholders of record. Each share of Veritas common stock is entitled to one vote at the Veritas special meeting.
Vote Required for Approval; Quorum
      The affirmative vote of the holders of a majority of the shares of Veritas common stock entitled to vote at the special meeting outstanding as of the record date, voting as single class, either in person or by proxy, is necessary for the adoption of the merger agreement.
      The holders of a majority of the total number of outstanding shares of Veritas common stock entitled to vote as of the record date, represented either in person or by proxy, will constitute a quorum at the Veritas special meeting for the conduct of business.
Adjournments
      If no quorum of Veritas stockholders is present in person or by proxy at the Veritas special meeting, the Veritas special meeting may be adjourned from time to time until a quorum is present or represented. In addition, adjournments of the Veritas special meeting may be made for the purpose of soliciting additional proxies in favor of the proposal. However, no proxy that is voted against a proposal described in this proxy statement/ prospectus will be voted in favor of adjournment of the Veritas special meeting for the purpose of soliciting additional proxies.
Manner of Voting
      If you are a Veritas stockholder, you may submit your vote for or against the proposal submitted at the Veritas special meeting in person or by proxy. You may be able to submit a proxy in the following ways:

•	Internet. You may submit a proxy over the Internet by going to the website listed on your proxy card. Once at the website, follow the instructions to submit a proxy.

•	Telephone. You may submit a proxy using the toll-free number listed on your proxy card. Easy-to-follow voice prompts will help you and confirm that your submission instructions have been followed.

•	Mail. You may submit a proxy by signing, dating and returning your proxy card in the pre-addressed postage-paid envelope provided.
      Please refer to your proxy card or the information forwarded by your bank, broker or other nominee to see which options are available to you.

      The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow you to confirm that your instructions have been properly recorded.
      The method by which you submit a proxy will in no way limit your right to vote at the Veritas special meeting if you later decide to attend the meeting in person. If your shares of Veritas common stock are held in the name of a bank, broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the Veritas special meeting.
      All shares of Veritas common stock entitled to vote and represented by properly completed proxies received prior to the Veritas special meeting, and not revoked, will be voted at the Veritas special meeting as instructed on the proxies. If you do not indicate how your shares of Veritas common stock should be voted on a matter, the shares of Veritas common stock represented by your properly completed proxy will be voted as the Veritas board of directors recommends and therefore, FOR the adoption of the merger agreement.
Revoking a Proxy
      You may revoke your proxy at any time before it is exercised by timely delivering a properly executed, later-dated proxy (including over the Internet or telephone) or by voting by ballot at the Veritas special meeting. Simply attending the Veritas special meeting without voting will not revoke your proxy.
Shares Held in “Street Name”
      If your shares of Veritas common stock are held in an account at a bank, broker or other nominee and you wish to vote, you must return your voting instructions to the bank, broker or other nominee.
      If you own shares of Veritas common stock through a bank, broker or other nominee and attend the Veritas special meeting, you should bring a letter from your bank, broker or other nominee identifying you as the beneficial owner of such shares of Veritas common stock and authorizing you to vote.
      Your broker will NOT vote your shares of Veritas common stock held in “street name” unless you instruct your broker how to vote. Such failure to vote will have the same effect as a vote AGAINST adoption of the merger agreement. You should therefore provide your bank, broker or other nominee with instructions as to how to vote your shares of Veritas common stock.
Tabulation of the Votes
      Veritas has appointed Mellon Investor Services LLC to serve as the Inspector of Election for the Veritas special meeting. Mellon Investor Services will independently tabulate affirmative and negative votes and abstentions.
Solicitation
      Veritas will pay the cost of soliciting proxies. Directors, officers and employees of Veritas and CGG may solicit proxies on behalf of Veritas in person or by telephone, facsimile or other means. Veritas has engaged Mellon Investor Services to assist it in the distribution and solicitation of proxies. Veritas has agreed to pay Mellon Investor Services a fee of $7,500 plus payment of certain fees and expenses for its services as information agent and a fee of $11,500 plus payment of certain fees and expenses for its services to solicit proxies.
      In accordance with the regulations of the SEC and the NYSE, Veritas also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of Veritas common stock.

THE MERGER
      The following is a description of the material aspects of the merger. While CGG and Veritas believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. CGG and Veritas encourage you to carefully read this entire proxy statement/ prospectus, including the merger agreement attached to this proxy statement/ prospectus as Annex A and incorporated by reference herein, for a more complete understanding of the merger.
General
      Each of the CGG and Veritas board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. In the merger, Volnay Acquisition Co. I will merge with and into Veritas, with Veritas surviving the merger as a wholly-owned subsidiary of CGG, immediately followed by Veritas merging with and into Volnay Acquisition Co. II, with Volnay Acquisition Co. II surviving the merger and continuing its corporate existence as a wholly-owned subsidiary of CGG. The combined company will be renamed “CGG-Veritas” immediately after the effective time of the merger. Veritas stockholders will receive the merger consideration described below under “The Merger Agreement — Merger Consideration.”
Background of the Merger
      CGG and Veritas have in the past expressed their views that the seismic industry should consolidate and that the benefits of such consolidation would include synergies for the consolidating entities and strengthening of the seismic industry. During the past two years, Veritas has periodically received informal inquiries from other companies in the seismic industry, including CGG, and has made informal inquiries of other companies in the seismic industry, including CGG, concerning possible consolidation opportunities. In addition, each of CGG and Veritas from time to time has evaluated and sought potential consolidating transactions that would further their respective strategic objectives. In November 2001, Veritas and Petroleum Geo-Services ASA (referred to as PGS) entered into an agreement to merge with each other, but the merger was abandoned in July 2002. In September 2004, CGG offered to purchase PGS’ seismic business, which offer was rejected by PGS’ board of directors. CGG acquired Exploration Resources ASA, a Norwegian provider of marine seismic acquisition services in a series of transactions in September and October 2005. In April 2006, Schlumberger acquired the remaining 30% joint venture interest held by Baker Hughes Incorporated in WesternGeco for $2.4 billion, making Schlumberger Limited the sole owner of the world’s largest seismic services company. Against this industry backdrop, the boards of directors of CGG and Veritas continually reviewed their respective companies’ results of operations and competitive positions in the industry, as well as their strategic alternatives.
      On April 26, 2006, Robert Brunck, the chairman and chief executive officer of CGG, telephoned Thierry Pilenko, the chairman and chief executive officer of Veritas, and scheduled for May 10, 2006 a video conference between them to discuss the merits of a possible transaction between the two companies. CGG retained Credit Suisse and Rothschild to act as its financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP, which is referred to as Skadden, and Willkie Farr and Gallagher LLP, which is referred to as Willkie, and Linklaters, to act as its legal advisors in connection with these discussions.
      As part of its regular review of strategic alternatives, the CGG strategic planning committee, with audit committee members in attendance, met on May 10, 2006 in advance of the video conference with Veritas to discuss a possible transaction between CGG and Veritas. At that meeting, the committee determined that it believed such a transaction could be strategically favorable for a number of reasons, including complementary business strengths between the organizations, global reach, economies of scale and management and employee compatibility.
      On May 10, 2006 Messrs. Brunck and Pilenko held a video conference that included Thierry Le Roux, group president and chief financial officer of CGG, and Mark E. Baldwin, executive vice president, chief financial officer and treasurer of Veritas, as participants. Veritas indicated that it planned to conduct an internal strategic analysis, including the potential benefits of a transaction with CGG or other seismic services providers, during the next two to three weeks. During the succeeding weeks, members of Veritas’ senior management conducted this analysis. On May 30, 2006, Mr. Baldwin informed Mr. Le Roux that completion of this internal strategic analysis had been postponed to June 9, 2006.
      On June 1, 2006, Veritas issued a press release announcing that it had entered into a letter of intent with Matco Capital Ltd, referred to as Matco, to sell its land seismic acquisition business.
      On June 13, 2006, Mr. Brunck met with Mr. Pilenko in Vienna, Austria during an industry convention (EAGE) to explain CGG’s views regarding the need for and the benefits of industry consolidation and the merits of a transaction involving CGG and Veritas. Mr. Pilenko told Mr. Brunck that he intended to present to the Veritas board of directors as soon as possible management’s analysis of Veritas’ strategic alternatives as well as the rationale for Veritas remaining as an independent company.
      On June 16, 2006, the Veritas board of directors met and discussed recent developments within the seismic industry, including Schlumberger’s acquisition of the minority interest in WesternGeco and PGS’ announcement of the de-merger of its production business. The Veritas board of directors discussed management’s strategic analysis of potential consolidation transactions with various industry participants as well as the future prospects of Veritas if it remained as an independent company. Based on this discussion, the Veritas board of directors determined that it believed the prospects of Veritas were better as an independent company than if it entered into a strategic transaction with another industry participant. As a result, the Veritas board of directors instructed management not to pursue informal discussions about a potential transaction at that time. Mr. Pilenko called Mr. Brunck on June 17, 2006 to inform him of this decision and indicated that he expected that Veritas would take the same approach with anyone contacting Veritas with respect to a similar transaction. Mr. Pilenko also called the chief executive officer of one other company that is a participant in the seismic industry, which is referred to herein as Company A, to convey the same message to him. Mr. Pilenko had recently had periodic informal discussions with the chief executive officer of Company A concerning consolidation opportunities in the industry.
      On June 26, 2006, the CGG strategic planning committee, with audit committee members in attendance, met by telephone. CGG’s financial advisors also participated on the call. The committee further discussed the strategic rationale for a CGG-Veritas transaction and potential transaction considerations. CGG determined to send an unsolicited friendly proposal to the Veritas board of directors. On June 27, 2006, at the direction of CGG, a representative of Credit Suisse contacted James Gibbs, the lead director of the Veritas board of directors. Mr. Gibbs, when contacted, indicated that it was the duty of the Veritas board of directors to consider any proposal that might create value for shareholders and any proposal made would, therefore, be considered by the board of directors.
      The CGG strategic planning committee, with audit committee members in attendance, met again on July 6, 2006 to discuss the contemplated transaction and reviewed a draft of the proposal to be sent to Veritas.
      On July 12, 2006, the CGG board of directors, together with CGG’s management, financial advisors and legal advisor, Willkie, met to discuss the terms and characteristics of an acquisition of Veritas, including Veritas’ business operations, the strategic rationale for the contemplated transaction and the expected synergies that might be realized in a transaction. At this meeting, the CGG board of directors authorized Mr. Brunck to further pursue the potential acquisition proposal with Veritas in accordance with the terms presented to the board and as outlined in CGG’s proposal letter. The CGG board also instructed that Mr. Brunck keep the CGG strategic planning and audit committees regularly informed of the evolution of the discussions with Veritas and that definitive terms for the transaction would have to be approved by the CGG board.
      Later that day, Mr. Brunck faxed the proposal letter addressed to Mr. Pilenko and to Larry L. Worden, Veritas’ vice president, general counsel and secretary. This letter presented CGG’s non-binding proposal to offer 1.25 CGG ADSs and $22 in cash in exchange for each outstanding share of Veritas common stock, indicating a per share value of $65, representing a 32% premium over the one-month average closing price of Veritas’ common stock as of July 11, 2006. Under the proposal, CGG ADSs and cash would make up approximately 66% and 34% of total consideration, respectively, with an aggregate Veritas equity value of $2.8 billion based on the closing price of CGG ADSs on July 11, 2006 and assuming 43.2 million fully diluted shares of Veritas common stock outstanding. The letter also noted that Credit Suisse was prepared to provide a financing commitment so that the transaction would not be subject to a financing contingency, that the combined company would be expected to include substantial Veritas representation on the board and that Veritas management would be expected to play an important role in the combined organization.
      On July 13, 2006, Veritas contacted Vinson & Elkins L.L.P., its regular corporate counsel, which is referred to as Vinson & Elkins, and requested that Vinson & Elkins act as its legal advisors in connection with the proposal received from CGG and any related matters.
      On July 14, 2006, the Veritas board of directors met to discuss the proposal received from CGG. The board of directors authorized management to engage an investment banking firm to serve as Veritas’ financial advisor in connection with the proposal and the potential transaction with CGG. The board of directors also requested management to make a recommendation to the board of directors as to the names of a limited number of other participants in the seismic industry which might be interested in and capable of entering into a similar transaction with Veritas.
      On July 16, 2006, Veritas engaged Goldman, Sachs & Co., which is referred to as Goldman Sachs, as its financial advisor with respect to the proposal received from CGG and any related matters.
      On July 21, 2006, the Veritas board of directors met again to discuss matters related to a possible transaction with CGG. At this meeting of the board of directors, representatives of Goldman Sachs made a presentation regarding other potential participants in the seismic industry which would likely be interested in and capable of making a competing proposal. The Veritas board of directors then authorized management to inform CGG that the board of directors was undertaking a careful review of its proposal and to contact Company A and another participant in the seismic industry, which is referred to as Company B, to gauge both companies’ interest in making a competing proposal.
      That same day, Mr. Pilenko contacted the chief executive officers of Company A and Company B, as instructed, to gauge those companies’ interest in entering into discussions with Veritas that might lead to a transaction with Veritas. Neither chief executive officer was informed that Veritas had received a proposal from CGG or the terms of that proposal. On July 25, 2006, the chief executive officer of Company A called Mr. Pilenko and expressed an interest in entering discussions with Veritas and, on July 26, 2006, the chief executive officer of Company B responded similarly.
      Mr. Pilenko had a number of conversations with the chief executive officer of Company A regarding the content and timing of discussions between Veritas and such company, and he and Mr. Pilenko agreed tentatively to hold initial discussions in Houston the week of August 14 at which each company’s management would make a presentation regarding their respective businesses.
      On July 27, 2006, Mr. Worden distributed a form of confidentiality agreement to representatives of each of CGG and Company A. Mr. Pilenko contacted the chief executive officer of Company B by email on the same day inquiring as to whom the form of confidentiality should be sent.
      On July 28, 2006, the Veritas board of directors met and agreed that Veritas should enter into a confidentiality agreement with CGG and begin discussions regarding a potential transaction with CGG in order to better understand the potential benefits and risks of the proposal, but rejected the inclusion of any exclusivity provision in the confidentiality agreement. The Veritas board of directors also authorized management to enter into similar confidentiality agreements with each of Company A and Company B.
      On July 31, 2006, Messrs. Brunck, Pilenko, Le Roux, Baldwin and Stéphane-Paul Frydman, CGG group controller, treasurer and deputy chief financial officer, spoke by telephone to discuss timing for negotiation of CGG’s proposed transaction and the details of a confidentiality agreement proposed to be entered into between CGG and Veritas. Mr. Pilenko stated that the board of directors of Veritas was giving serious consideration to CGG’s offer. Mr. Pilenko suggested that CGG and Veritas enter into a confidentiality agreement but indicated that the Veritas board of directors was unwilling to grant exclusivity to CGG until such time as the Veritas board of directors decided to proceed with attempting to negotiate a transaction. The companies agreed that their respective financial advisors would discuss a potential transaction and that both management teams would meet in Houston the following week. Mr. Pilenko also indicated that the Veritas board of directors planned to meet during the week of August 20, 2006 to discuss the proposal and to receive advice from its financial and legal advisors.
      Also on July 31, 2006, the chief executive officer of Company B called Mr. Pilenko and informed him that, after further consideration, Company B would not participate in discussions with Veritas or make a proposal.
      On August 1, 2006, Mr. Le Roux sent Mr. Pilenko a draft timetable for negotiation, signing and announcement of the CGG proposed transaction.
      On August 3, 2006, CGG and Veritas entered into a confidentiality agreement and began to conduct detailed due diligence. On the same day, Veritas also entered into a similar agreement with Company A.
      During the first week of August 2006, Mr. Pilenko and Mr. Brunck spoke periodically to discuss possible transaction structures, the exchange ratio and key governance and employee matters presented by CGG’s proposed transaction. Certain of these discussions took place through CGG’s and Veritas’ respective financial advisors.
      On August 8, 2006, Mr. Brunck met with Mr. Pilenko in Houston to discuss social and organizational matters related to the proposed transaction, including the possible composition of the combined company’s board of directors and the general transaction process.
      On August 9, 2006, Messrs. Brunck and Le Roux, together with Christophe Pettenati-Auzière, president, CGG Geophysical Services and Mr. Frydman met in Houston with members of Veritas’ management, including Messrs. Pilenko, Baldwin, Worden, Timothy L. Wells, president and chief operating officer, and Hovey Cox, vice president marketing. At this meeting, the members of Veritas’ management made a presentation regarding the Veritas group and the members of CGG’s management made a presentation regarding the CGG group and discussed key aspects of CGG’s proposal, including the strategic rationale, potential synergies and proposed consideration. Also present at this meeting were representatives of the respective financial advisors of CGG and Veritas. That same day, Mr. Le Roux met with Mr. Pilenko to discuss further the social and organizational matters and timing of the proposed transaction. At these meetings, Veritas’ management, including Mr. Pilenko, informed CGG that CGG should revise its offer, which it regarded as serious but not compelling. Mr. Le Roux indicated to Mr. Pilenko that such a revised offer would probably be forthcoming on or around August 21, 2006.
      On August 11, 2006, CGG, through its legal advisor Skadden, delivered a draft merger agreement to Veritas, through its legal advisor Vinson & Elkins, for review and negotiation. From August 11, 2006 through September 4, 2006, personnel from CGG, and its legal advisors, Skadden, Willkie and Linklaters, on the one hand, and Veritas and Vinson & Elkins, on the other hand, continued to review, revise and negotiate the draft merger agreement. The respective financial advisors of CGG and Veritas also participated in these negotiations. Over this same period, due diligence discussions were held among representatives of CGG and, including discussions regarding the accounting impact of the transaction on the combined entity, including, among other topics, the potential effects of accretion or dilution on various financial measures.
      On August 14, 2006, members of Veritas’ management, including Messrs. Pilenko, Baldwin, Worden, and Wells, met in Houston with members of management of Company A to provide a management presentation to the chief executive officer and management team of Company A and discussed with that company and its financial advisors the general terms of and rationale for a possible combination. Later that evening, Mr. Pilenko had dinner with the chief executive officer of Company A and discussed with him a number of items, including synergies, structuring of the transaction and of a combined company and next steps to be taken in the process.

      On August 16, Mr. Pilenko called Mr. Brunck to inform him that Veritas had solicited a proposal from a third party after Veritas had received CGG’s offer on July 12, 2006 and that Veritas expected to receive such a proposal at any time. On that same day, Mr. Pilenko called the chief executive officer of the Company A and reminded him that the process was competitive and that Veritas needed to receive any proposal that Company A wished to make as soon as possible.
      On August 17, 2006, Mr. Brunck sent a letter to Mr. Pilenko acknowledging that CGG had been informed that Veritas was expecting to receive a proposal from another party and announcing that, as a result, CGG was preparing an improved proposal to be delivered to Veritas in the near future. The same day, Mr. Pilenko called Mr. Brunck to discuss various matters related to a potential transaction, including the exchange of due diligence information between CGG and Veritas, antitrust procedures, purchase accounting, the composition of the combined company’s board of directors, and the timing and process for entering into and closing the proposed transaction. During that conversation, Mr. Pilenko also stated that the Veritas board of directors would meet on August 28, 2006 to consider the possibility of selling the company, which decision would depend on such matters as, principally, the best interests of the shareholders of Veritas, which would focus on value, the acquisition price and identity of the acquirer. Mr. Pilenko also stated that he believed if the Veritas board of directors authorized moving forward, it would want to move quickly.
      On August 22, 2006, CGG’s strategic planning committee, with audit committee members and CGG’s management and financial advisors also in attendance, met and were updated by Mr. Brunck on the status of CGG’s discussions with Veritas and reviewed, with the assistance of CGG’s financial advisors, the potential financial impact of the proposed transaction on CGG. At this meeting, a revised offer price was reconsidered in light of the additional information provided by Veritas under the confidentiality agreement, the negotiation process and the potential financial impact of the proposed transaction on CGG. Mr. Brunck informed the strategic planning committee that he believed that an agreement could be reached within a $72 to $75 per share range. On such basis, it was then decided to start at the lower end of the range and propose a revised non-binding offer, subject to final approval of the CGG board of directors, of 1.30 CGG ADSs and $28 in cash for each outstanding share of Veritas common stock, providing an indicative per share value of $72 for outstanding Veritas shares based on the closing price of CGG ADSs on August 21, 2006, representing a 30% premium over the one month average closing price of Veritas’ common stock as of August 21, 2006, with CGG ADSs and cash making up approximately 61% and 39% of the total consideration, respectively, for an aggregate value of approximately $3.0 billion, and assuming 41.5 million fully diluted shares of Veritas common stock outstanding. The revised non-binding offer would also retain the mechanism of the original draft merger agreement permitting Veritas shareholders to elect to receive cash or stock, subject to proration, and reiterate the points from CGG’s prior offer letter regarding the financing commitment and board representation and management participation of Veritas in the combined company. Later that day, Mr. Brunck faxed to Mr. Worden a revised offer addressed to Mr. Pilenko and containing the terms of such proposal.
      On August 24, 2006, Company A’s chief executive officer contacted Mr. Pilenko by telephone and informed him that at the management presentation and discussions to be held the following day in Houston, Company A intended to present an offer under the terms of which it would propose to purchase all of the outstanding shares of Veritas. The offer discussed on the telephone was for an indicative price per Veritas share that was less than the offer by CGG, but represented consideration consisting of one-half cash and one-half Company A stock.
      On August 25, members of management of Company A made a presentation in Houston to members of Veritas’ management, including Messrs. Pilenko, Baldwin, Worden, and Wells, describing the business of that company and the possible synergies which could be realized by a business combination of Company A and Veritas. Subsequent to the meeting, the chief executive officer of Company A delivered to Mr. Pilenko an offer to purchase all of the outstanding shares of Veritas on the terms discussed the previous day. Mr. Pilenko informed the chief executive officer of Company A (without mentioning the terms of the CGG offer or the fact that CGG had made an offer) that the offer appeared to be inferior from a financial point of view to an offer Veritas currently had in hand. Mr. Pilenko also informed the chief executive officer of Company A that his company’s offer needed to be improved if it wished to continue discussions with Veritas.
      On August 28, 2006, before the meeting of the Veritas board of directors, CGG sent to Veritas the commitment letter executed by Credit Suisse for the provision of a $1.2 billion financing for CGG’s proposed transaction.
      On August 28, the Veritas board of directors met and discussed with Veritas’ management and its financial and legal advisors the terms of the offers received from CGG and Company A and the relative merits of each offer. At the conclusion of the meeting, the board instructed management to contact both CGG and Company A and ask them for improved offers. In the case of the CGG offer, the board was interested not only in increasing the aggregate value of the consideration, but also in increasing the relative percentage of cash consideration compared to stock consideration.
      On August 29, 2006, Mr. Brunck and Mr. Pilenko discussed the outcome of the Veritas board meeting of August 28, 2006. Mr. Pilenko indicated that the Veritas board of directors had determined that it would enter into a transaction if the offer was compelling. Mr. Pilenko indicated that, based on all of the terms and conditions of the offers and the potential benefits and risks of transactions with the different parties, CGG’s offer and the Company A offer that Veritas’ board of directors had received were competitive with one another and that Company A’s offer had a significantly stronger cash component. Mr. Pilenko noted that he was nevertheless authorized to grant CGG a period of exclusive negotiations if CGG could revise its offer to $76 per Veritas share and 50% cash. Mr. Pilenko stated that if the CGG offer was improved and exclusivity granted, Veritas was prepared to work with CGG to seek to negotiate and execute an agreement and announce the transaction the following week.
      Also on August 29, 2006, following a further informal discussion between Messrs. Brunck and Pilenko, Mr. Pilenko stated his belief that CGG would be able to secure exclusive negotiations with an offer of $75 per share, of which $37 per share would be paid in cash. Mr. Brunck stated that he would respond to Mr. Pilenko by August 30, 2006.
      On August 30, 2006, CGG’s strategic planning committee, with members of the audit committee and CGG’s management and financial advisors in attendance, met and received from Mr. Brunck an update on the status of his discussions with Veritas. Mr. Brunck informed them that CGG intended to submit a revised non-binding offer on the terms discussed between Messrs. Brunck and Pilenko on August 29, 2006. Mr. Brunck delivered to Veritas a revised offer letter on August 30, 2006. Under the terms of that revised offer, CGG offered to pay 1.14 CGG ADSs and $37 in cash for each outstanding share of Veritas common stock, a per share indicative value of $75 per Veritas share based on the closing price of $33.33 per CGG ADS on August 29, 2006, representing a 35% premium over the one month average closing price of Veritas’ common stock as of August 29, 2006, and with ADSs and cash making up approximately 51% and 49% of the total merger consideration, respectively, for an aggregate value of $3.12 billion, assuming 41.6 million fully diluted outstanding shares of Veritas common stock. The revised offer letter also noted that CGG would retain the mechanism in the draft agreement which would permit Veritas shareholders to elect to receive cash or stock, subject to proration. CGG reiterated the points from its prior offer letters regarding the financing commitment and board representation and management participation of Veritas in the combined company. In addition, CGG provided an updated commitment letter executed by Credit Suisse for the provision of a $1.6 billion financing. Finally, CGG stated that it wished to be in a position to announce a transaction by September 6, 2006, prior to the reporting of CGG’s half-year results.
      Also, on August 30, 2006, Mr. Pilenko again spoke to the chief executive officer of Company A shortly before the board of directors of Company A was to meet to consider increasing its offer. Mr. Pilenko indicated to him that in order to receive continued consideration, Veritas needed Company A’s best offer. Later the same day, Company A submitted to Veritas an improved offer. The offer had an indicative value per Veritas share that was less than the CGG offer.

      After receipt of the improved offer letter from CGG, Veritas agreed to enter into exclusive negotiations with CGG and, on August 30, 2006, Veritas and CGG executed an exclusivity agreement granting CGG a period of exclusive negotiations with Veritas until September 8, 2006. Mr. Pilenko and Mr. Brunck spoke by telephone that day to discuss the management of the combined company and other corporate culture and workforce integration issues.
      On August 30, 2006, Mr. Pilenko called the chief executive officer of Company A and informed him that Veritas had agreed to enter into exclusive negotiations with another party until September 8, 2006.
      From August 31, 2006 through September 3, 2006, representatives of CGG, including Messrs. Frydman and Le Roux and Beatrice Place-Faget, Vice President Corporate Legal Affairs of CGG, together with CGG’s legal and financial advisors, met to negotiate the merger agreement with representatives of Veritas, including Messrs. Pilenko and Baldwin, as well as with representatives of Goldman Sachs and Vinson & Elkins. Over the same period, Messrs. Brunck and Pilenko were in regular contact.
      On September 1, 2006, as part of the ongoing due diligence effort, CGG and Veritas conducted additional financial due diligence through a meeting in Houston that was attended by Mr. Frydman, other members of the accounting and consolidation department of CGG, Mr. Baldwin, members of the accounting and tax department of Veritas, as well as representatives of the financial advisors of Veritas and CGG. Members of the accounting and consolidation department of CGG participated in the meeting by conference call. A representative of PricewaterhouseCoopers, independent accountants of Veritas, and a representative of Ernst & Young, independent accountants of CGG, were present by telephone during this meeting.
      On September 4, the strategic planning committee of CGG, with audit committee members in attendance, met to discuss the organization of the combined company and its governance.
      On September 4, 2006, the CGG board of directors held a meeting, together with CGG’s management and legal and financial advisors, to review the proposed merger and the terms of the merger agreement. At this meeting, Credit Suisse reviewed with the CGG board of directors Credit Suisse’s financial analyses regarding the aggregate consideration to be paid by CGG in the merger and rendered to the CGG board an oral opinion, which opinion was confirmed by delivery of a written opinion dated September 4, 2006, to the effect that, as of that date and based on and subject to the matters described in its opinion, the aggregate consideration was fair, from a financial point of view, to CGG. Rothschild also reviewed with the Rothschild’s financial analyses and rendered its oral opinion to the CGG board, which opinion was confirmed by delivery of a written opinion dated September 4, 2006 to the effect that, as of that date and subject to the matters described in its opinion, the amount of the aggregate consideration to be paid by CGG in the merger was fair, from a financial point of view, to CGG. At the conclusion of the meeting, the CGG board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommended approval of the share issuance by its shareholders.
      On September 4, 2006, the board of directors of Veritas held a meeting to review the terms of the merger agreement. During this meeting, representatives of Veritas’ management reviewed for the Veritas board of directors their due diligence and views on the transaction and representatives of Vinson & Elkins reviewed again for the board of directors the terms and conditions of the merger agreement. Also during the meeting, representatives of Goldman Sachs presented their financial analyses regarding the contemplated transaction. Goldman Sachs then delivered to the Veritas board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated September 4, 2006 to the effect that, as of that date and subject to the factors and assumptions set forth therein, the per share ADS consideration and the per share cash consideration to be received by the holders of the shares of Veritas common stock, taken in the aggregate, pursuant to the merger agreement, was fair from a financial point of view to such holders (See “The Merger — Opinion of Veritas’ Financial Advisor”). Following deliberations, the Veritas board of directors resolved unanimously that the contemplated merger represented a transaction that was in the best interests of Veritas’ stockholders and approved the merger agreement and resolved unanimously to recommend that Veritas’ stockholders vote in favor of adoption of the merger agreement.
      At the same meeting on September 4, 2006, the Veritas board of directors voted to terminate further discussions and the letter of intent with Matco Capital regarding the sale of possible sale of Veritas’ land seismic acquisition business.
      The merger agreement was executed by officers of CGG and Veritas on September 4, 2006.
      On September 5, 2006, before the opening of business in Paris, CGG and Veritas issued a joint press release announcing that they had entered into a definitive merger agreement and setting forth the principal terms thereof. On the same day, Veritas announced that it terminated discussions with Matco for the sale of its land seismic acquisition business.
Recommendation of the Veritas Board of Directors and Its Reasons for the Merger
      By unanimous vote, the Veritas board of directors, at a meeting held on September 4, 2006, determined that the execution and delivery of the merger agreement was advisable and the transactions contemplated by the merger agreement were in the best interest of the Veritas stockholders and approved and adopted the merger agreement and the transactions contemplated thereby, including the merger. The Veritas board of directors unanimously recommends that the Veritas stockholders vote for the proposal to adopt the merger agreement at the Veritas special meeting.
      In reaching this decision, the Veritas board of directors consulted with Veritas’ management and its financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Veritas board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination. The Veritas board of directors viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Veritas’ reasons for the proposed merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements.”

Financial Considerations
      The Veritas board of directors considered a number of financial factors pertaining to the merger as generally supporting its decision to enter into the merger agreement, including the following:

•	the financial terms of the transaction, including:

•	an implied purchase price per share of Veritas common stock of $74.93 per share based on the closing price of CGG’s ADSs on August 29, 2006, which represented an implied premium of 34.7% over Veritas’ 30-day average closing price of $56.69 for the period ended August 29, 2006;

•	the ability of the Veritas stockholders to elect to receive cash or ADS consideration, subject to proration, thereby giving the stockholders of Veritas the opportunity to choose between participation in the combined company or liquidity; and

•	the significant cash portion of the merger consideration that helps protect against significant diminution in the value of the transaction as a result of any diminution in the value of CGG ADSs between signing and closing;

•	the expected pre-tax synergies that could result from the merger;

•	that following discussions with other potential acquirors, the offer made by CGG was determined to be the highest and best acquisition proposal; and

•	the financial analysis and opinion of Goldman Sachs, Veritas’ financial advisor, that, as of September 4, 2006, and based upon and subject to the factors and assumptions set forth in its opinion, the per share ADS consideration and the per share cash consideration to be received by holders of Veritas common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

Strategic Considerations
      The Veritas board of directors also considered a number of factors pertaining to the strategic rationale for the merger as generally supporting its decision to enter into the merger agreement, including the following:

•	its expectation that the combined company would be a leading provider of seismic technologies and services, with:

•	complementary, recent vintage, well-positioned seismic data libraries;

•	a large marine seismic fleet with a balanced distribution of fully owned and chartered vessels;

•	strong local relationships in differentiated land seismic markets;

•	some of the best personnel in the seismic industry; and

•	a deep and broad range of expertise and technology in the processing and imaging sector;

•	that the combined company is expected to be the largest “pure-play” seismic company in the world; and

•	its expectation that the larger size of the combined company would enable it to:

•	take advantage of economies of scale and worldwide capacity as well as greater financial strengths;

•	benefit from a larger customer base and increased geographic presence;

•	offer a broad variety of technology and services solutions to its customers; and

•	offer customers greater breadth of staff expertise.

Other Transaction Considerations
      The Veritas board of directors also considered a number of additional factors as generally supporting its decision to enter into the merger agreement, including the following:

•	the terms of the merger agreement and the structure of the transaction, including the conditions to each company’s obligations to complete the merger;

•	the absence of any financing condition and the fact that CGG has represented in the merger agreement that it will have sufficient funds available (through existing sources of financing and the signed commitment letter from Credit Suisse International) to consummate the merger and the other transactions contemplated by the merger agreement;

•	the ability of Veritas and CGG to complete the merger, including their ability to obtain the necessary regulatory approvals and their obligations to attempt to obtain those approvals;

•	the information governing CGG’s and Veritas’ respective businesses and financial results, including the results of Veritas’ due diligence investigation of CGG;

•	the fact that the merger agreement imposes limitations on the ability of CGG to solicit offers for the acquisition of CGG as well as the possibility that CGG could be required to pay a termination fee of $85.0 million in certain circumstances;

•	that the terms of the merger agreement, including the termination fee, would not preclude a proposal for an alternative transaction involving Veritas;

•	the ability under the merger agreement of Veritas under certain circumstances to provide non-public information to, and engage in discussions with, third parties that propose an alternative transaction; and

•	the terms of the merger agreement permit the board of directors of Veritas to change or withdraw its recommendation of the merger to Veritas’ stockholders if, among other reasons, the board of directors determines in good faith that an unsolicited offer is an acquisition proposal that is superior for Veritas’ stockholders from a financial point of view.

Risks
      The Veritas board of directors also identified and considered a number of uncertainties, risks and other potentially negative factors, including the following:

•	the significant risks and expenses inherent in combining and successfully integrating two companies, especially since the businesses currently reside in different national jurisdictions;

•	the size of the premium represented by the merger consideration relative to the pre-announcement value of Veritas’ common stock might be reduced or eliminated by a decline in value of CGG’s ADSs through the time the merger is consummated;

•	the potential downward pressure on the value of the Veritas common stock prior to the consummation of the merger and on the value of the CGG ADSs after consummation of the merger due to U.S. shareholders selling their shares because they are either prohibited from or otherwise desire not to hold securities of a foreign issuer;

•	as of June 30, 2006, on a pro forma basis to reflect the merger and CGG’s borrowings under the bridge loan facility to finance the cash component of the merger consideration and assuming the bridge loan facility is fully drawn, the combined company’s total financial debt, total assets and stockholders’ equity would have been €1,611 million, €4,307 million and €1,977 million, respectively, under IFRS.

•	stockholders of Veritas who receive stock pursuant to the merger would receive ADSs issued by a foreign company instead of common stock of a domestic company;

•	because some existing holders of CGG ordinary shares may be entitled to two votes for every share they hold if they held such shares for at least two years, the percentage of the voting rights of Veritas stockholders in the combined company following the merger could be less than the percentage of the outstanding share capital of the combined company received by Veritas stockholders pursuant to the merger;

•	the risk that the expected synergies and other benefits of the merger might not be fully achieved or may not be achieved within the timeframes expected;

•	the possibility that regulatory or governmental authorities might seek to impose conditions on or otherwise prevent or delay the merger (and that the merger ultimately may not be completed as a result of material burdensome conditions imposed by regulatory authorities or otherwise);

•	certain of Veritas’ directors and officers may have interests in the merger as individuals that are in addition to, or that may be different from, the interests of the Veritas stockholders (see “ — Interests of the Directors and Executive Officers of Veritas in the Merger”);

•	the terms of the merger agreement that create a strong commitment on the part of Veritas to complete the merger;

•	the limitations on Veritas’ ability to solicit other offers as well as the possibility that it could be required to pay an $85.0 million termination fee in certain circumstances;

•	the fees and expenses associated with completing the merger;

•	the risk that either the Veritas stockholders or the CGG shareholders may fail to approve the merger;

•	the possibility that Veritas would be required to pay to CGG a $20.0 million fee as a reasonable estimate of CGG’s expenses if the Veritas stockholders do not approve the merger;

•	the risk that the merger may not be completed and the possible adverse implications for investor relations, management credibility and employee morale under such circumstances;

•	the risk that a significant number of Veritas stockholders that receive CGG ADSs as merger consideration may cease to hold such CGG ADSs for so long as the combined company remains a foreign private issuer or a company whose executive offices are not in the United States and that is not incorporated in the United States;

•	the fact that, for U.S. federal income tax purposes, the cash portion of the merger consideration would be taxable to Veritas’ stockholders;

•	the risk that the merger might not be completed, the potential impact of the restrictions under the merger agreement on Veritas’ ability to take certain actions during the period prior to the closing of the merger (which may delay or prevent Veritas from undertaking business opportunities that may arise pending completion of the merger), the potential for diversion of management and employee attention and for increased employee attrition during that period and the potential effect of these on Veritas’ business and relations with customers and service providers; and

•	the risks of the type and nature described above under “Risk Factors.”
      The Veritas board of directors weighed the potential benefits, advantages and opportunities of a merger and the risks of not pursuing a transaction with CGG against the risks and challenges inherent in the proposed merger. The Veritas board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Veritas board of directors concluded that the potential benefits outweighed the risks of consummating the merger with CGG.
      After taking into account these and other factors, the Veritas board of directors unanimously determined that the merger agreement was advisable and the transactions contemplated by the merger agreement were in the best interest of the Veritas stockholders, approved the merger with CGG and the other transactions contemplated by the merger agreement, and approved and adopted the merger agreement.
CGG’s Reasons for the Merger
      By unanimous vote at a meeting held on September 4, 2006, the CGG board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of the CGG shareholders and approved and adopted the merger agreement and the transactions contemplated thereby, including the merger.
      In reaching its conclusion to approve the merger and the merger agreement and recommend that CGG shareholders vote for approval of the issuance of CGG ordinary shares underlying the CGG ADSs in connection with the merger, the issuance of CGG ADSs for delivery upon exercise of outstanding Veritas stock options, convertible debt and equity-based awards and the election of up to five Veritas directors, including Thierry Pilenko, currently chairman and CEO of Veritas, to the board of directors of the combined company (effective as of, and conditioned on, the occurrence of the effective time of the merger), all as required pursuant to the merger agreement, the CGG board of directors considered a number of factors:

Strategic Considerations
      The CGG board of directors considered a number of factors pertaining to the strategic rationale for the merger as generally supporting its decision to enter into the merger agreement, including the following:

•	the combination of CGG and Veritas will take place in a strong business environment. Decreasing reserves of oil and gas companies have been coupled with growing energy consumption sustained by long-term demand, particularly in China and India. This environment has created a need to accelerate the pace of exploration in new areas, to revisit existing exploration areas with new technologies and to optimize reservoir management to maximize recovery rates. Seismic technology plays a key role in this process and CGG-Veritas, with its combined technology and worldwide geographic fit, is expected to be well positioned to compete to lead and meet the industry’s needs;

•	the combination of CGG and Veritas will create a strong global pure-play seismic company, offering a broad range of seismic services, and, through Sercel, geophysical equipment to the industry across all markets. The business, geographic and client complementarities of CGG and Veritas are expected to respond to the growing demand for seismic imaging and reservoir solutions. CGG-Veritas is expected to be well positioned to provide an improved technological advanced product offering in seismic services as most oil and gas companies attempt to replace diminishing reserves in a more complex exploration environment, to strengthen long-term relationships with a broad range of clients and to improve financial performance through business cycles;

•	the combination of CGG and Veritas will bring together two companies with strong technological foundations in the geophysical services and equipment market. Both CGG and Veritas have a long tradition in providing seismic services both onshore and offshore. In particular, Veritas’ strong offshore positions will effectively complete the repositioning to offshore that CGG has been implementing during the last few years. Both companies already use a broad range of Sercel technologies for their data acquisition activities, thereby providing a homogeneous equipment base for the combined CGG-Veritas. In addition, Veritas’ strong focus on North America fits well with CGG’s international presence. Combining the two customer bases is expected to provide a good balance between national oil companies (a strong position of CGG), major oil and gas operators (a strong position of both CGG and Veritas) and U.S.-based operators, both majors and independent (a strong position of Veritas). The combined technology and know-how of the two companies will strengthen research and development capabilities to best serve the CGG-Veritas client base with a broader range of technologies that CGG-Veritas will be able to deliver more rapidly to the market;

•	the addition of Veritas’ fleet of seven vessels will create a combined seismic services business operating the world’s leading seismic fleet of 20 vessels, including 14 high capacity 3D vessels. Capacity in the combined fleet is well balanced between large (more than 10 streamers), medium (six to eight streamers) and smaller sizes, with all vessels equipped with Sercel’s solid or fluid streamers. The combined fleet will provide highly flexible fleet management potential with a balanced distribution of fully owned, chartered, new built and significantly depreciated capacity. Additionally, most of the vessels in the combined fleet have been recently equipped with relatively new technology which will provide CGG-Veritas with a fleet that can be managed without significant investments in the near term;

•	multi-client services will benefit from two complementary, recent vintage, well-positioned seismic data libraries. For example, offshore, the Veritas library will bring to CGG complementary data in the Gulf of Mexico, with Veritas data library being positioned in the Western and Central Gulf while CGG’s data library is in the Central and Eastern Gulf. Data merging from the CGG and Veritas libraries will provide potential for cross imaging enhancement and value creation. Onshore, Veritas’ land library offers additional potential in North America. All these benefits take place in a market where a global library portfolio is increasingly attractive to clients;

•	CGG’s and Veritas’ respective offerings for land acquisition services represent strong geographical and technological complementarities for high-end positioning and further development of local partnerships. Veritas’ strong presence in the western hemisphere, in particular North America, complements CGG’s main geographic footprint in the eastern hemisphere and its strong focus on the Middle East. In addition, CGG’s and Veritas’ technological complementarities will enhance CGG-Veritas’ land offering, ranging from exploration seismic to field seismic monitoring;

•	CGG’s and Veritas’ respective positions in data processing and imaging as well as the skills and reputation of their experts and geoscientists, will allow CGG-Veritas to create the industry reference in this segment, with particular strengths in advanced technologies such as depth imaging, 4D processing and reservoir characterization as well as a close link with clients through dedicated centers;

•	the merger will not affect Sercel’s open technology approach. Sercel will pursue its strategy of maintaining leading edge technology, offering new generations of differentiating products and focusing on key markets; and

•	with a combined workforce of approximately 7,000 staff operating worldwide, including Sercel, CGG-Veritas will, through continued innovation, be an industry leader in seismic technology, services and equipment with a broad base of customers including independent, international and national oil companies.

Financial Considerations
      The CGG board of directors also considered a number of financial factors pertaining to the merger as generally supporting its decision to enter into the merger agreement, including the following:

•	the merger is expected to result in pre-tax cost and expense savings of approximately $65 million per year. Two-thirds of the estimated synergies are anticipated to be achieved within the first year following the merger, with the full synergies expected the year after. CGG expects the synergies to arise from various areas, such as having one public company (CGG-Veritas) instead of two once Veritas common stock is deregistered with the SEC and delisted from the NYSE, the redeployment of support resources towards operations, the rationalization of premises, better utilization of vessels with less transit time between regions and additional revenue potential through the combined multi-client libraries. Implementation costs are estimated at approximately $20 million in non-recurring expenses (approximately 30% of cost synergies), with 80% occurring in the first year following the merger and 20% in the second year;

•	in light of perspectives in the seismic market that lead CGG-Veritas to anticipate strong cash flow in the medium-term, CGG believes that it is appropriate and consistent with both the optimization of shareholder value and the maintenance of a strong balance sheet structure to leverage the acquisition with up to $1.5 billion of additional debt; and

•	the merger is expected to have a positive impact on 2008 earnings per share of CGG-Veritas, and a broadly neutral impact on 2007 cash earnings per share of CGG-Veritas (cash earnings meaning earnings adjusted to exclude, with related tax impact, all merger integration costs, additional depreciation and amortization of assets resulting from the proration of the purchase price, and other non-recurring items as described in the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/ prospectus).

Other Transaction Considerations
      The CGG board of directors also considered a number of additional factors as generally supporting its decision to enter into the merger agreement, including the following:

•	the information concerning CGG’s and Veritas’ respective businesses and financial results, including the results of CGG’s due diligence investigation of Veritas;

•	CGG’s management’s assessment that it can, working with Veritas managers and employees, effectively and efficiently integrate the Veritas businesses with the corresponding CGG businesses;

•	the fact that the board of directors of CGG-Veritas will include representation of former CGG and Veritas stockholders including Thierry Pilenko, currently chairman and CEO of Veritas, who will be proposed for appointment as one of the combined company’s new directors;

•	the fact that the executive offices of CGG-Veritas will be located in France;

•	the fact that CGG employees will have the opportunity to work across a larger company and benefit from the better competitive position of the combined company;

•	the separate opinions of CGG’s financial advisors, Credit Suisse and Rothschild, to the CGG board of directors as to the fairness, from a financial point of view and as of the date of such opinions, to CGG of the aggregate consideration to be paid by CGG in the merger, as more fully described below under “— Opinions of CGG’s Financial Advisors and attached as Annex C and D, respectively;

•	the terms of the merger agreement that create a strong commitment on the part of Veritas to complete the merger; and

•	the fact that CGG can terminate the merger agreement in the event of antitrust or other governmental proceedings to require CGG and/or Veritas to materially divest or limit their respective operations.

Risks
      The CGG board of directors also identified and considered a number of uncertainties, risks and other potentially negative factors, including the following:

•	the risks of integrating the operations of two businesses the size of Veritas and CGG, including the risks that integration costs may be greater, and synergy benefits lower, than anticipated by CGG’s or Veritas’ management;

•	the risk that the value of CGG-Veritas ordinary shares and CGG-Veritas ADSs following completion of the merger may be adversely affected if CGG-Veritas fails to realize the anticipated cost savings, revenue enhancements and other benefits expected from the merger, or if there are delays in the integration process;

•	the risk that the current strong seismic cycle might be shorter than currently anticipated by the overall industry;

•	the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the future financial results of CGG-Veritas;

•	the terms of the merger agreement that create a strong commitment on the part of CGG to complete the merger;

•	the fact that CGG’s obligation to consummate the merger is not conditioned upon the receipt of financing;

•	the risk that the merger might not be completed and the possible adverse implications for investor relations, management credibility and employee morale under such circumstances; and

•	the risks of the type and nature described above under “Risk Factors.”
      The CGG board of directors recognized that there can be no assurance about future results, including results expected or considered in the factors listed above. The CGG board of directors concluded, however, that the potential advantages of the merger outweighed its risks.
      The foregoing discussion of the information and factors considered by the CGG board of directors is not exhaustive, but includes the material factors considered by it. The CGG board of directors did not quantify or assign relative weights to the specific factors considered in reaching the determination to recommend that CGG shareholders vote for approval of the issuance of CGG ordinary shares and CGG

ADSs required to be issued pursuant to the merger agreement. In addition, individual directors may have given different weights to different factors. This explanation of CGG’s reasons for the proposed merger and all other information presented in this section is forward-looking in nature and, therefore should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements.”
      After careful consideration, the CGG board of directors unanimously resolved that the merger and the other transactions contemplated by the merger agreement, including the issuance of CGG ordinary shares and CGG ADSs, are advisable and approved the merger agreement.
Financial Analysis of the Merger Consideration
      Under applicable French law and regulations, the French prospectus (note d’opération) relating to the CGG ordinary shares to be issued in connection with the merger must include an assessment of the exchange ratio by the CGG board of directors using a multi-criteria financial analysis. Since this financial analysis has been made available in the French prospectus, a translation of the financial analysis is included in this proxy statement/prospectus. The financial analysis was performed solely to comply with French regulations in connection with the preparation of the French prospectus relating to the CGG ordinary shares to be issued in connection with the merger.
      The following is a translation from the French of the original disclosure regarding the financial analysis of the exchange ratio by the CGG board of directors as set forth in the French prospectus relating to the CGG ordinary shares to be issued in connection with the merger. Certain terminology has been conformed to the defined terms used in this proxy statement/prospectus and certain typographical conventions have been conformed to United States usage.
Terms of the Transaction Proposed to Veritas Stockholders
      The value of the merger consideration that CGG is offering Veritas stockholders for each share of Veritas common stock will be equal to $37.00 plus approximately $1.14 per $1.00 of average CGG ADS value (see “The Merger Agreement — Merger Consideration” for a description of average CGG ADS value).
      Veritas stockholders may elect to receive the merger consideration either in cash, in CGG ADSs or in a combination of cash and CGG ADSs. Regardless of the elections of Veritas shareholders, the aggregate consideration paid by CGG for the acquisition of all of Veritas’ share capital at the closing date (including shares of Veritas common stock that may be issued before the closing date pursuant to the exercise of outstanding Veritas stock options or the conversion of Veritas’ convertible senior bonds or otherwise) will not exceed $1.6 billion in cash and 49.8 million newly issued CGG ADSs.
      Assuming a hypothetical average CGG ADS value of $33.33, which was the closing price of CGG ADSs on August 29, 2006 (the last NYSE trading day before the merger was submitted to the Veritas board of directors), the merger consideration would be equal to $75.00 per share of Veritas common stock (1.14 multiplied by $33.33, plus $37.00), representing a 33.5% premium over the closing price of Veritas’ common stock on August 29, 2006 of $56.16. On that same date, the implied exchange ratio of the merger was 2.2501 CGG ADSs per share of Veritas common stock ($75.00 divided by $33.33).
      The merger consideration had a value of $[ ● ] per share of Veritas common stock on November [ ● ], 2006, the latest practicable trading day before the visa date of the French prospectus.
      The financial analysis of the merger presented in this section was prepared by reference to the merger consideration, defined as $1.14 per $1.00 of average CGG ADS value plus US$37.00 in cash for each share of Veritas common stock.

Financial Analysis of the Merger Consideration: Evaluation Criteria

Preliminary Information
      The valuation methods used in the multi-criteria analysis of the terms of the merger are based on the analyses usually applied in connection with similar transactions, namely:

•	share price;

•	trading multiples for comparable listed companies;

•	multiples in comparable transactions; and

•	discounted future cash flows.

      The forecasted financial results of Veritas were derived from internal projections of Veritas management for the fiscal year 2006 (ended July 31) and projections of CGG management for the fiscal year 2007 and thereafter.
      CGG ordinary shares are listed on the Eurolist by Euronext Paris under the symbol “GLE” and trade in ADS form on the New York Stock Exchange under the symbol “GGY”. Shares of Veritas common stock are listed on the New York Stock Exchange under the symbol “VTS”. CGG and Veritas regularly publish their financial results on a quarterly basis. The two companies’ shares benefit from wide coverage by equity research analysts following the seismic sector. CGG and Veritas shares are also characterized by a sufficiently large daily trading volume on their respective stock exchanges for the corresponding market prices to be considered relevant.

Financial Analysis of the Merger Consideration

Share Prices
      The table below presents the premium offered by CGG per share of Veritas common stock based on (i) the merger consideration, calculated on the basis of the closing price of CGG ADSs on September 1, 2006 (the last NYSE trading day before the announcement of the merger on September 5, 2006) and August 29, 2006 (the last NYSE trading day before the merger was submitted to the Veritas board of directors) and the volume-weighted average CGG ADS price over several different reference periods ended August 29, 2006 and (ii) the closing price of shares of Veritas common stock on the same dates and for the same periods.

			Implied
		Veritas	Merger	Implied
	CGG ADS	Share	Consideration	Exchange	Premium/
	Price	Price	Value	Ratio	(Discount)

	(US$)	(US$)	(US$)
September 1, 2006(1)	33.27	62.18	74.93	2.2521	20.5%
August 29, 2006	33.33	56.16	75.00	2.2501	33.5%
1-month average(2)(3)	34.10	55.73	75.88	2.2249	36.1%
2-month average(2)(3)	33.58	53.83	75.28	2.2420	39.8%
3-month average(2)(3)	34.30	50.97	76.10	2.2188	49.3%
6-month average(2)(3)	33.34	49.33	75.00	2.2499	52.1%
9-month average(2)(3)	30.71	46.62	72.01	2.3449	54.5%
12-month average(2)(3)	26.28	44.05	66.96	2.5478	52.0%
12-month high(3)	40.50	57.27	83.17	2.0536	45.2%
12-month low(3)	16.57	29.48	55.89	3.3730	89.6%

Source: Datastream
Notes:

(1)	Closing price on the last NYSE trading day before the announcement of the merger.

(2)	Volume-weighted average over the period.

(3)	Period ended August 29, 2006.

     Considering the strong increase in the average share prices of companies in the seismic sector during the period prior to the announcement of the merger (for example, the S&P 500 Oil & Gas Equipment & Services index increased by almost 35% during the 12 months ended August 29, 2006), share prices in more recent periods were given greater importance. On the basis of closing prices for CGG ADSs and Veritas shares on August 29, 2006, the volume-weighted average monthly prices ended that date, and the prices available for the two companies preceding the announcement of the merger (September 1, 2006), the merger consideration represents a premium between of between 20.5% and 36.1%.

Comparable Listed Companies
      This analysis consists of determining the premium offered by CGG per share of Veritas common stock based on (i) the merger consideration, calculated using the closing price of CGG ADSs on August 29, 2006 and on the last NYSE trading day preceding the announcement of the merger (September 1, 2006) and the volume-weighted average CGG ADS price in the month ended August 29, 2006 and (ii) the value of a share of Veritas common stock implied by applying valuation multiples from a sample of comparable listed companies to the forecasted financial results of Veritas.
      The sample of comparable listed companies used is Petroleum Geo-Services, TGS Nopec and Input/ Output.
      The multiple of enterprise value over EBITDA net of multi-client library amortization (referred to hereafter as net EBITDA and defined as consolidated operating income before amortization of goodwill and exceptional items plus net depreciation and amortization of tangible assets excluding multi-client library amortization) was employed as it allows one to take into account, inter alia, the impact of different multi-client investment policies adopted by each company. Revenue multiples were not used because they do not take into account the different profitability levels of the companies considered. Net income multiples were also excluded because differing financial structures, interest charges and tax rates among the different companies in the sample did not allow for a direct comparison.
      Given the date in 2006 when the merger was announced (September 5, 2006) and the fact that listed companies are valued by the market primarily on the basis of their expected future performance, multiples of 2007 estimated results were emphasized.
      To calculate valuation trading multiples, the enterprise value was defined as market capitalization on the last NYSE trading day before the announcement of the merger plus net financial debt plus minority interests (at book value).
      For the selected comparable listed companies, the net EBITDA forecasts, reflecting the consensus of financial analysts, were determined from (i) analysts’ estimates as available from the I/ B/ E/ S database and/or (ii) where the estimates from I/ B/ E/ S were incomplete, the research reports for each company available before the announcement of the merger (using, for each analyst, the most recent published research report containing a sufficient level of detail).
      The average multiple of enterprise value over estimated 2007 net EBITDA of 8.4 times was calculated on the basis of comparable companies’ share closing prices on August 29, 2006.
      The value per share of Veritas common stock of $60.41 obtained by applying that multiple to the estimated 2007 financial results of Veritas is compared to the merger consideration in the table below.

		Implied
		Merger
	CGG ADS	Consideration	Premium/
	Price	Value	(Discount)

	(US$)	(US$)
September 1, 2006(1)	33.27	74.93	24.0%
August 9, 2006	33.33	75.00	24.2%
1-month average(2)(3)	34.10	75.88	25.6%

Source: Datastream
Notes:

(1)	Closing price on the last NYSE trading day before the announcement of the merger.

(2)	Volume-weighted average over the period.

(3)	Period ended August 29, 2006.

     Based on the volume-weighted average price for CGG ADSs for the month before the announcement of the merger, the merger consideration implies a premium of between 24.0% and 25.6% relative to the value per share of Veritas common stock implied by the application of the average multiple of enterprise value over estimated 2007 net EBITDA of comparable companies.

Comparable Transactions
      This analysis consists of determining the premium offered by CGG per share of Veritas common stock based on (i) the merger consideration, calculated on the basis of the closing price for CGG ADSs on August 29, 2006 and on the last NYSE trading day before the announcement of the merger (September 1, 2006) and the volume-weighted average CGG ADS price in the month ended August 29, 2006 and (ii) the value of the Veritas ordinary share implied by applying the valuation multiples from a sample of comparable transactions in the seismic sector and more generally in the oil services sector to Veritas’ historical financial results.
      The table below presents the sample of selected comparable transactions.

Date of Announcement	Acquiror	Target

April 20, 2006	Schlumberger Ltd.	Western Geco
November 15, 2004	Sìem Offshore Inc.	Subsea 7, Inc.
August 12, 2004	National-Oilwell, Inc.	Varco International, Inc.
February 20, 2002	BJ Services Company	DSCA, Inc.
July 1, 2001	Technip SA	Coflexip SA
      As with the analysis of comparable listed companies, the multiple of historical enterprise value over net EBITDA was used.
      The table below presents the premium based on (i) the merger consideration, calculated on the basis of the closing price for CGG ADSs price on September 1, 2006 and August 29, 2006 and the volume-weighted average CGG ADS price in the month ended August 29, 2006, and (ii) the value of a share of Veritas common stock of $71.78 implied by applying the average multiple of enterprise value over net EBITDA of 15.3 times to the financial results of Veritas for 2006 (year ended July 31).

		Implied
		Merger
	CGG ADS	Consideration	Premium/
	Price	Value	(Discount)

	(US$)	(US$)
September 1, 2006(1)	33.27	74.93	4.4%
August 9, 2006	33.33	75.00	4.5%
1-month average(2)(3)	34.10	75.88	5.7%

Source: Datastream
Notes:

(1)	Closing price on the last NYSE trading day before the announcement of the merger.

(2)	Volume-weighted average over the period.

(3)	Period ended August 29, 2006.

     Based on the volume-weighted CGG ADS price in the month before the announcement of the merger, the merger consideration implies a premium of between 4.4% and 5.7% compared to the value per share of Veritas common stock implied by applying the average multiple of comparable transactions to the net EBITDA of Veritas for the year ended July 31, 2006.

Discounted Future Cash Flows
      This analysis consists of determining the premium offered by CGG per share of Veritas common stock based on (i) the merger consideration, calculated on the basis of the closing price for CGG ADSs on September 1, 2006 and August 29, 2006 and on the volume-weighted average CGG ADS price in the month ended August 29, 2006 and (ii) the value of each share of Veritas common stock implied by discounting future Veritas cash flows.
      Free future cash flows after taxes were estimated through 2011 as being equal to EBITDA, net of multi-client library amortization, after taking into account tax on operating income, variations in working capital requirements, industrial investments and investments in multi-client surveys. The terminal value after 2011 was calculated by applying to the estimated free cash flow in 2011 a constant growth-rate range of 3.0% to 4.0% for the two companies and a discount rate for both companies ranging from 9.0% to 10.0%.
      This analysis was conducted both before and after taking into account cost savings and operational synergies anticipated by CGG management in connection with the proposed merger. Pre-tax synergies are estimated by CGG at $43 million in 2007 and $65 million from 2008, with exceptional implementation costs of $16 million in 2007 and $4 million in 2008.
      Before taking into account expected synergies, this method produces a range of values per Veritas ordinary share of $59.97 to $77.73. After taking into account expected synergies, this method produces a range of values per Veritas ordinary share of $68.24 to $87.03.
      The table below presents the premium based on (i) the merger consideration, calculated on the basis of the closing price for CGG ADSs on September 1, 2006 and on August 29, 2006 and the volume-weighted averaged CGG ADS price in the month ended August 29, 2006, and (ii) the range of values of a share of Veritas common stock implied by the discounting of future free cash flows before and after taking synergies into account.

		Implied
		Merger	Premium/(Discount)
	CGG ADS	Consideration
	Price	Value	Before Synergies	After Synergies

	(US$)	(US$)
September 1, 2006(1)	33.27	74.93	(3.6)% - 24.9%	(13.9)% - 9.8%
August 29, 2006	33.33	75.00	(3.5)% - 25.1%	(13.8)% - 9.9%
1-month average(2)(3)	34.10	75.88	(2.4)% - 26.5%	(12.8)% - 11.2%

Source: Datastream
Notes:

(1)	Closing price on the last NYSE trading day before the announcement of the merger.

(2)	Volume-weighted average over the period.

(3)	Period ended August 29, 2006.

     On the basis of the CGG ADS price during the month before the announcement of the merger, the merger consideration implies a premium (discount) of between (3.6%) and 26.5% with respect to the value per share of Veritas common stock implied by the discounting of future free cash flows before taking into account synergies and a premium (discount) of between (13.9%) and 11.2% after taking into account synergies.

Summary of Financial Analysis of the Offer
      The table below presents a summary of the different methods employed.

Method	Premium/(Discount)

Share prices	20.5% - 36.1%
September 1, 2006(1)	20.5%
August 29, 2006	33.5%
1-month average as of August 29, 2006	36.1%
Comparable listed companies	24.0% - 25.6%
Comparable transactions	4.4% - 5.7%
Discounted free future cash flows before taking synergies into account	(3.6)% - 26.5%
Discounted free future cash flows after taking synergies into account	(13.9)% - 11.2%

Note:

(1)	Closing price on the last NYSE trading day before the announcement of the merger.

Criteria not Taken into Consideration
      The following methods were not considered relevant in evaluating the terms of the merger:

•	Book value of net assets;

•	Adjusted net assets; and

•	Analysts’ target price.

      Book value of net assets. This method was not applied because the value of seismic companies is not necessarily reflected in the historical value of their assets.
      Adjusted net assets. This approach, which is typically used to value holding companies with minority stakes in diversified businesses, applies neither to CGG nor Veritas, which are companies whose principal business is in the seismic sector and the majority of whose primary subsidiaries are wholly-owned.
      Analysts’ target price. Because analysts’ target prices rely on a multi-criteria approach, this method was considered redundant with the multi-criteria approach used in the financial analysis of the merger.
Opinion of Veritas’ Financial Advisor
      Goldman Sachs rendered its opinion to the Veritas board of directors that, as of September 4, 2006, and based upon and subject to the factors and assumptions set forth therein, the per share ADS consideration and the per share cash consideration to be received by holders of the shares of Veritas common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.
      The full text of the written opinion of Goldman Sachs, dated September 4, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Veritas board of directors in connection with its consideration of the merger and such opinion does not constitute a recommendation as to how any holder of shares of Veritas common stock should vote or make any election with respect to such merger.

      In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and annual reports on Form 10-K of Veritas for the five fiscal years ended July 31, 2005;

•	annual reports to shareholders and annual reports on Form 20-F of CGG for the five years ended December 31, 2005;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of Veritas;

•	certain interim reports to shareholders of CGG;

•	certain other communications from Veritas and CGG to their respective shareholders; and

•	certain internal financial analyses and forecasts for Veritas prepared by its management and certain internal financial analyses and forecasts for CGG prepared by its management, as reviewed and approved by the management of Veritas for use by Goldman Sachs in connection with its opinion, including certain cost savings and operating synergies projected by the management of CGG to result from the merger, as reviewed and approved by the management of Veritas for use by Goldman Sachs in connection with its opinion.
      Goldman Sachs also held discussions with members of the senior management of Veritas regarding their assessment of the past and current business operations, financial condition and future prospects of Veritas and with members of the senior managements of Veritas and CGG regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of CGG. In addition, Goldman Sachs reviewed the reported price and trading activity for shares of Veritas common stock and CGG ADSs, compared certain financial and stock market information for Veritas and CGG with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil field services industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.
      Goldman Sachs relied upon the accuracy and completeness of all of the financial, legal, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed that the forecasts, including the synergies, prepared by the management of Veritas and CGG, as the case may be, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Veritas and CGG, as the case may be. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Veritas or CGG or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Veritas or CGG or on the expected benefits of the merger in any way meaningful to its analysis.
      Goldman Sachs’ opinion does not address the underlying business decision of Veritas to engage in the merger nor is Goldman Sachs expressing any opinion as to the prices at which CGG ADSs will trade at any time. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, September 4, 2006.
      The following is a summary of the material financial analyses delivered by Goldman Sachs to the Veritas board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by

Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 4, 2006, and is not necessarily indicative of current market conditions.
      Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Veritas to corresponding financial information and public market multiples for the following publicly traded corporations in the oil field services industry:

•	CGG;

•	Petroleum Geo-Services ASA;

•	Schlumberger Limited; and

•	TGS-NOPEC Geophysical Company ASA.
      Although none of the selected companies is directly comparable to Veritas, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Veritas.
      Goldman Sachs also calculated and compared various financial multiples for Veritas based on financial data it obtained from filings with the SEC, press releases, estimates provided by the Institutional Brokerage Estimate System, or IBES, Veritas common stock closing price on September 1, 2006, Veritas common stock closing price on August 29, 2006 and the implied $74.93 value per share of Veritas common stock to be paid in the merger (calculated based on 1.14 multiplied by $33.27 (the closing price of CGG ADSs on September 1, 2006) plus $37.00 in cash). Goldman Sachs also calculated and compared various financial multiples for the selected companies based on financial data it obtained from SEC filings, press releases, IBES estimates and the selected companies common stock closing prices on September 1, 2006.
      With respect to Veritas and the selected companies, Goldman Sachs calculated:

•	price as a multiple of estimated earnings per share, or EPS, for 2006 and 2007;

•	price as a multiple of estimated cash flow per share for 2006 and 2007; and

•	price as a multiple of estimated adjusted cash flow per share for 2006 and 2007.
      The following table presents the results of this analysis:

	Selected Companies						Veritas

							As of		As of		As of		At
Price as a Multiple of	Range		Mean		Median		09/01(1)		08/29(1)		08/29-IBES(2)		$74.93(1)

2006E EPS	13.5x- 21.4	x	16.4	x	15.4	x	24.0	x	21.7	x	23.4	x	29.0	x
2007E EPS	9.0x-16.7	x	12.8	x	12.8	x	23.5	x	21.2	x	19.7	x	28.3	x
2006E Cash Flow per Share	7.2x-14.7	x	9.2	x	7.4	x	6.0	x	5.4	x	5.9	x	7.2	x
2007E Cash Flow per Share	5.8x-11.8	x	7.6	x	6.4	x	N/A		N/A		4.9	x	N/A
2006E Adjusted Cash Flow per Share(3)	9.2x-15.2	x	11.8	x	11.4	x	16.0	x	14.4	x	15.3	x	19.3	x
2007E Adjusted Cash Flow per Share(3)	7.7x-12.0	x	9.6	x	9.4	x	N/A		N/A		13.4	x	N/A

(1)	Multiples based on calendarized IBES estimates.

(2)	Multiples based on IBES fiscal year estimates.

(3)	Adjusted cash flow per share excludes add-back of amortization of multi-client libraries. Multi-client amortization per Wall Street Research.

    In addition, with respect to Veritas and the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity (based on fully diluted shares outstanding) plus the book value of debt, plus preferred interest, plus minority interest, less cash, as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for 2006 and 2007; and

•	enterprise value as a multiple of estimated adjusted EBITDA for 2006 and 2007.
      The following table presents the results of this analysis:

	Selected Companies					Veritas

						As of		As of		As of		At
Enterprise Value as a Multiple of:	Range	Mean		Median		09/01(1)		08/29(1)		08/29-IBES(2)		$74.93(1)

2006E EBITDA	5.7x-11.8x	7.4	x	6.1	x	5.2	x	4.6	x	5.1	x	6.4x
2007E EBITDA	4.6x- 9.6x	6.2	x	5.4	x	4.7	x	4.2	x	4.0	x	5.8x
2006E Adjusted EBITDA(3)	7.5x-12.1x	8.9	x	7.9	x	10.7	x	9.4	x	10.6	x	13.2x
2007E Adjusted EBITDA(3)	5.6x- 9.8x	7.4	x	7.1	x	10.4	x	9.2	x	8.2	x	12.9x

(1)	Multiples based on calendarized IBES estimates.

(2)	Multiples based on IBES fiscal year estimates.

(3)	Adjusted EBITDA excludes add-back of amortization of multi-client libraries. Multi-client amortization per Wall Street Research.
    Discounted Future Share Price Analysis. Goldman Sachs performed illustrative analyses of the present value of the future stock price of Veritas using financial forecasts prepared by the management of Veritas. Goldman Sachs first calculated implied per share future values for shares of Veritas common stock for the mid-year of each fiscal year 2008 and 2009 by applying price to forward adjusted cash flow per share multiples ranging from 12.4x to 14.4x to estimates prepared by Veritas’ management of fiscal years 2008-2009 adjusted cash flow per share. Goldman Sachs then calculated the present values of the implied per share future values for Veritas common stock by discounting the implied per share future values from January 31, 2008, and January 31, 2009, to September 1, 2006, using discount rates ranging from 10.0% to 12.0%. This analysis resulted in a range of implied present values of $58.58 to $71.04 per share of Veritas common stock. Goldman Sachs conducted this same analysis based on estimates prepared by Veritas’ management of fiscal years 2008-2009 adjusted EBITDA by applying price to forward adjusted EBITDA multiples ranging from 7.2x to 9.2x to estimates prepared by Veritas’ management of fiscal years 2008-2009 adjusted EBITDA. This analysis resulted in a range of implied present values of $51.65 to $68.65 per share of Veritas common stock.
      Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Veritas using Veritas’ management forecasts. Goldman Sachs calculated illustrative terminal value indications per share of Veritas common stock using illustrative terminal value indications at the end of fiscal year 2009 based on last twelve-month multiples ranging from 8.0x estimated 2009 adjusted EBITDA to 10.0x estimated 2009 adjusted EBITDA. These illustrative terminal value indications and cash flows were then discounted to calculate illustrative indications of present values using discount rates ranging from 10.0% to 12.0%. The following table presents the results of this analysis:

Illustrative Per Share
Value Indications

Veritas	$58.50 - $73.21
      In addition, Goldman Sachs calculated illustrative terminal value indications per share of Veritas common stock using illustrative forward terminal value indications at the end of fiscal year 2008 based on multiples ranging from 7.0x estimated 2009 adjusted EBITDA to 9.0x estimated 2009 adjusted EBITDA. These illustrative terminal value indications and cash flows were then discounted to calculate illustrative indications of present values using discount rates ranging from 10.0% to 12.0%. The following table presents the results of this analysis:

Illustrative Per Share
Value Indications

Veritas	$53.89 - $68.75
      Premium Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the shares of Veritas common stock for the three-year period ended September 1, 2006. In addition, Goldman Sachs analyzed the implied $74.93 value per share of Veritas common stock to be paid in the merger (calculated based on 1.14 multiplied by $33.27 (the closing price of CGG ADSs on September 1, 2006) plus $37.00 in cash) in relation to various spot and average trading prices for Veritas common stock.
      This analysis indicated that the implied price per share of Veritas common stock to be paid to Veritas stockholders pursuant to the merger represented:

•	a premium of 20.5% based on the closing price on September 1, 2006 of $62.18 per share;

•	a premium of 33.4% based on the closing price on August 29, 2006 of $56.16 per share;

•	a premium of 20.5% based on the latest fifty-two-week high market closing price as of September 1, 2006 of $62.18 per share;

•	a premium of 154.2% based on the latest fifty-two-week low market closing price as of September 1, 2006 of $29.48 per share;

•	a premium of 28.4% based on the latest one-week average market price as of September 1, 2006 of $58.37 per share;

•	a premium of 33.2% based on the latest one-month average market price as of September 1, 2006 of $56.25 per share;

•	a premium of 42.9% based on the latest three-month average market price as of September 1, 2006 of $52.45 per share;

•	a premium of 51.1% based on the latest six-month average market price as of September 1, 2006 of $49.58 per share;

•	a premium of 73.5% based on the latest one-year average market price as of September 1, 2006 of $43.18 per share;

•	a premium of 167.5% based on the latest three-year average market price as of September 1, 2006 of $28.01 per share; and

•	a premium of 20.5% based on the all time high closing price of $62.18 per share on September 1, 2006.
      Pro Forma Merger Analysis. Goldman Sachs prepared illustrative pro forma analyses of the potential financial impact of the merger using estimates for Veritas prepared by Veritas’ management, and estimates for CGG and synergies estimates prepared by CGG’s management, as reviewed and approved by the management of Veritas for use by Goldman Sachs. Goldman Sachs compared the projected 2007 EPS of CGG, on a stand-alone basis, to the projected 2007 EPS of CGG, on a GAAP and cash basis, following the merger. Cash EPS ignores the effect of any incremental depreciation and amortization as a result of the merger due to asset write-ups. Based on such analyses, the impact of the proposed merger to CGG, on a stand-alone basis, would be dilutive to the projected 2007 EPS on a GAAP basis and approximately neutral to projected 2007 EPS on a cash basis. Goldman Sachs also compared the 2007 projected cash flow per CGG ordinary share, on a stand-alone basis, to the projected 2007 cash flow per CGG ordinary share following the merger. Based on such analyses, the proposed merger would be accretive to the projected 2007 cash flow per CGG ordinary share, on a stand-alone basis.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Veritas or CGG or the contemplated merger.
      Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Veritas board of directors as to the fairness from a financial point of view to the holders of Veritas common stock, taken in the aggregate, of the per share ADS consideration and the per share cash consideration. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Veritas, CGG, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.
      The merger consideration was determined through arm’s-length negotiations between Veritas and CGG and was approved by the Veritas board of directors. Goldman Sachs provided advice to Veritas during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Veritas or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.
      As described above, Goldman Sachs’ opinion to the Veritas board of directors was one of many factors taken into consideration by the Veritas board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.
      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Veritas in connection with, and has participated in certain of the negotiations leading to, the merger contemplated by the merger agreement. Goldman Sachs also may provide investment banking services to Veritas and CGG in the future. In connection with the above-described investment banking services Goldman Sachs may receive compensation.
      Goldman Sachs is a full-service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such service to Veritas, CGG and their respective affiliates, actively trade the debt and equity securities of Veritas and CGG (or related derivative securities) for their own account and for the accounts of their customers and at any time hold long and short positions of such securities.
      The Veritas board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated July 16, 2006, Veritas engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. Pursuant to the terms of this engagement letter, Veritas has agreed to pay Goldman Sachs a transaction fee that is contingent upon consummation of the merger and will be calculated based upon the final value of the merger consideration per share of Veritas common stock, subject to a minimum fee that will be paid only if the merger is consummated.

Veritas estimates that the aggregate amount of the transaction fee would be approximately $26.0 million based upon the closing price of CGG ADSs as of November 20, 2006. In addition, Veritas has agreed to reimburse Goldman Sachs for its expenses and to indemnify Goldman Sachs against certain liabilities arising out of its engagement.
Opinions of CGG’s Financial Advisors

Opinion of Credit Suisse
      CGG retained Credit Suisse to act as CGG’s financial advisor in connection with the merger. In connection with Credit Suisse’s engagement, CGG requested that Credit Suisse evaluate the fairness, from a financial point of view, to CGG of the aggregate consideration to be paid by CGG in the merger. On September 4, 2006, the CGG board of directors met to review the proposed merger and the terms of the merger agreement. During this meeting, Credit Suisse reviewed with the board certain financial analyses as described below and rendered its oral opinion to the CGG board, which opinion was confirmed by delivery of a written opinion dated September 4, 2006 to the effect that, as of that date and based on and subject to the matters described in its opinion, the aggregate consideration to be paid by CGG in the merger was fair, from a financial point of view, to CGG.
      The full text of Credit Suisse’s written opinion, dated September 4, 2006, to the CGG board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Credit Suisse in rendering its opinion, is attached as Annex C and is incorporated into this proxy statement/ prospectus by reference in its entirety. You are encouraged to read this opinion carefully in its entirety. Credit Suisse’s opinion was provided to the CGG board of directors for its information in connection with its evaluation of the aggregate consideration payable by CGG in the merger and relates only to the fairness of the aggregate consideration from a financial point of view to CGG, does not address any other aspect of the proposed merger and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matter relating to the merger. The summary of Credit Suisse’s opinion in this proxy statement/ prospectus is qualified in its entirety by reference to the full text of the opinion.
      In arriving at its opinion, Credit Suisse reviewed a draft dated September 4, 2006 of the merger agreement and certain publicly available business and financial information relating to CGG and Veritas. Credit Suisse also reviewed certain other information relating to CGG and Veritas, including financial forecasts and estimates relating to CGG and Veritas, provided to or discussed with Credit Suisse by CGG and Veritas and met with the managements of CGG and Veritas to discuss the business and prospects of CGG and Veritas, respectively. Credit Suisse also considered certain financial and stock market data of CGG and Veritas and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to those of CGG and Veritas and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.
      In connection with its review, Credit Suisse did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. The financial forecasts relating to Veritas which Credit Suisse was provided were prepared by the management of Veritas (and adjusted by the management of CGG) through calendar year 2007 and were prepared by the management of CGG for calendar years 2008 through 2011. With respect to the financial forecasts and estimates for CGG and Veritas that Credit Suisse reviewed, Credit Suisse was advised, and assumed, that such forecasts and estimates for CGG were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CGG as to the future financial performance of CGG and that such forecasts (including adjustments to such forecasts) and estimates for Veritas were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of CGG and Veritas, as the case may be, as to the future financial performance of Veritas and the other matters covered by such forecasts and estimates. With respect to the estimates provided to Credit Suisse by the management of CGG as to the cost savings and synergies anticipated to result from the merger, Credit Suisse was advised by the management of CGG, and assumed, that such estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CGG. Credit Suisse assumed, with CGG’s consent, that the financial results (including potential cost savings and synergies) reflected in the forecasts and estimates that Credit Suisse reviewed would be realized in the amounts and at the times indicated in all respects material to Credit Suisse’s analyses. Credit Suisse also assumed, with CGG’s consent, that the total number of shares of Veritas common stock outstanding immediately prior to the effective time of the merger of Volnay Acquisition Co. I with Veritas would not vary materially from the estimate provided by Veritas to CGG.
      Credit Suisse assumed, with CGG’s consent, that the merger would qualify for federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Credit Suisse also assumed, with CGG’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on CGG, Veritas or the contemplated benefits of the merger, that the merger would be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement of the merger agreement and that Veritas would not effect any other material disposition or acquisition transactions. Representatives of CGG advised Credit Suisse, and Credit Suisse further assumed that the merger agreement, when executed, would conform to the draft reviewed by Credit Suisse in all respects material to its analyses.
      In addition, Credit Suisse was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of CGG or Veritas, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of the opinion, to CGG of the aggregate consideration to be paid by CGG in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Credit Suisse’s opinion also was based on certain assumptions as to industry cycles for oil and gas service businesses, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Credit Suisse’s analyses. Credit Suisse did not express any opinion as to what the value of CGG ADSs or the underlying CGG ordinary shares represented by CGG ADSs would be when issued to the holders of shares of Veritas common stock or the prices at which CGG ADSs or CGG ordinary shares would trade at any time. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to CGG, nor does it address the underlying business decision of CGG to proceed with the merger. Except as described above, CGG imposed no other limitations on Credit Suisse with respect to the investigations made or procedures followed in rendering the opinion.
      In preparing its opinion, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CGG and Veritas. No company, transaction or business used in Credit Suisse’s analyses as a comparison is identical to CGG or Veritas or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.
      Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the proposed merger, which consideration was determined between CGG and Veritas, and the decision to enter into the merger was solely that of the CGG board of directors. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the CGG board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the CGG board of directors or CGG’s management with respect to the merger or the aggregate consideration. Credit Suisse’s opinion and financial analyses were not prepared for the purposes of, or with a view toward compliance with, Article 262-1 of the General Regulations of the AMF and its Instruction No. 2006-08 dated July 25, 2006 on independent expertise. Credit Suisse assumes no responsibility for the description of its opinion or analyses or any other references to Credit Suisse or such opinion or analyses in the Lehman Brothers report attached hereto as Annex E.
      The following is a summary of the material financial analyses reviewed with the CGG board of directors in connection with Credit Suisse’s opinion dated September 4, 2006. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses. For purposes of this summary of Credit Suisse’s analyses, the term “implied per share value of the aggregate consideration payable in the merger” refers to the estimated per share value of the aggregate consideration to be paid by CGG in the merger of $74.93 based on the per share closing price of CGG ADSs on September 1, 2006 of $33.27 and the estimate provided by Veritas to CGG of the total number of shares of Veritas common stock outstanding immediately prior to the effective time of the merger of Volnay Acquisition Co. I with Veritas.

Veritas Financial Analyses

Discounted Cash Flow Analysis.
      Credit Suisse performed a discounted cash flow analysis of Veritas to calculate the estimated present value of the unlevered, after-tax free cash flows, calculated as earnings before interest, deferred taxes, depreciation and amortization (including multi-client amortization, referred to as MCA) and after taking into account changes in working capital and capital expenditures, that Veritas could generate from August 1, 2006 through fiscal year 2011, both before and after giving effect to potential cost savings and synergies anticipated by CGG’s management to result from the proposed merger. Estimated fiscal years 2006 and 2007 financial data of Veritas were based on internal estimates of Veritas’ management as adjusted by CGG’s management, and estimated financial data of Veritas for fiscal years 2008 through 2011 were based on estimates of CGG’s management. Credit Suisse calculated terminal values of Veritas by applying to Veritas’ fiscal year 2011 estimated unlevered, after-tax free cash flow a range of perpetuity growth rates of 3.0% to 4.0%. The present value of the cash flows and terminal values were calculated using discount rates ranging from 9.0% to 10.0%. This analysis indicated the following implied per share equity reference ranges for Veritas both before and after giving effect to potential cost savings and synergies resulting from the merger, as compared to the implied per share value of the aggregate consideration payable in the merger:

Implied Per Share Equity Reference Ranges for Veritas
		Implied Per Share Value of the Aggregate
Without Cost Savings	With Cost Saving	Consideration Payable
and Synergies	and Synergies	in the Merger

$59.67 - $77.39	$68.00 - $86.74	$74.93

Selected Public Company Analysis.
      Credit Suisse reviewed financial and stock market information of Veritas, CGG and the following three selected publicly traded companies in the oil and gas services industry:

•	Petroleum Geo-Services ASA

•	Input/ Output, Inc.

•	TGS-NOPEC Geophysical Company ASA
      Credit Suisse reviewed, among other things, enterprise values of the selected companies as a multiple of calendar years 2006 and 2007 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, after MCA. Credit Suisse also reviewed market values of the selected companies as multiples of calendar years 2006 and 2007 estimated net income and estimated after-tax cash flow, calculated as earnings before deferred taxes, depreciation and amortization (including MCA). Credit Suisse then applied a range of selected multiples of such financial data derived from the selected companies to corresponding financial data of Veritas. All multiples were based on closing stock prices on September 1, 2006. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates. Estimated financial data of Veritas were based on internal estimates of Veritas’ management as adjusted by CGG’s management. This analysis indicated the following implied per share equity reference range for Veritas, as compared to the implied per share value of the aggregate consideration payable in the merger:

Implied Per Share Equity	Implied Per Share Value of the Aggregate
Reference Range for Veritas	Consideration Payable in the Merger

$52.92 - $64.33	$74.93

Selected Transactions Analysis.
      Credit Suisse reviewed the transaction values of the following 11 selected transactions in the oil and gas services industry:

Acquiror	Target

• Schlumberger N.V.	• Baker Hughes Incorporated (WesternGeco)
• SEACOR Holdings Inc.	• Seabulk International, Inc.
• National-Oilwell, Inc.	• Varco International, Inc.
• BJ Services Company	• Great Lakes Chemical Corporation/ OSCA, Inc.
• Veritas	• Petroleum Geo-Services ASA
• Technip SA	• Coflexip SA
• Tuboscope Inc.	• Varco International, Inc.
• Schlumberger N.V.	• Camco International, Inc.
• Baker Hughes Incorporated	• Western Atlas Inc.
• EVI, Inc.	• Weatherford Enterra, Inc.
• Halliburton Company	• Dresser Industries, Inc.

      Credit Suisse reviewed, among other things, transaction values of the selected transactions as a multiple of latest 12 months EBITDA. Credit Suisse then applied a range of selected latest 12 months EBITDA multiples derived from the selected transactions to Veritas’ fiscal year ended July 31, 2006 estimated EBITDA after MCA. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transactions. Estimated financial data of Veritas were based on internal estimates of Veritas’ management. This analysis indicated the following implied per share equity reference range for Veritas, as compared to the implied per share value of the aggregate consideration payable in the merger:

Implied Per Share Equity	Implied Per Share Value of the Aggregate
Reference Range for Veritas	Consideration Payable in the Merger

$57.49 - $68.90	$74.93

CGG Financial Analyses

Discounted Cash Flow Analysis.
      Credit Suisse performed a discounted cash flow analysis of CGG to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that CGG could generate from July 1, 2006 through fiscal year 2011 based on internal estimates of CGG’s management. Credit Suisse calculated terminal values of CGG by applying to CGG’s fiscal year 2011 estimated unlevered, after-tax free cash flow a range of perpetuity growth rates of 3.5% to 4.5%. The present value of the cash flows and terminal values were calculated using discount rates ranging from 10.0% to 11.0%. This analysis indicated the following implied per share reference range for CGG ADSs, as compared to the per share closing price of CGG ADSs on September 1, 2006:

Implied Per Share Reference	Per Share Closing Price of CGG
Range for CGG ADSs	ADSs on September 1, 2006

$32.96 - $44.19	$33.27

Selected Public Company Analysis.
      Credit Suisse reviewed financial and stock market information of CGG, Veritas and the selected publicly traded companies in the oil and gas services industry referred to above under the heading “Veritas Financial Analyses — Selected Public Company Analysis.” Credit Suisse reviewed, among other things, enterprise values of the selected companies as a multiple of calendar years 2006 and 2007 estimated EBITDA after MCA. Credit Suisse also reviewed market values of the selected companies as multiples of calendar years 2006 and 2007 estimated net income and estimated after-tax cash flow. Credit Suisse then applied a range of selected multiples of such financial data derived from the selected companies to corresponding financial data of CGG. All multiples were based on closing stock prices on September 1, 2006. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates. Estimated financial data of CGG were based on internal estimates of CGG’s management. This analysis indicated the following implied per share reference range for CGG ADSs, as compared to the per share closing price of CGG ADSs on September 1, 2006:

Implied Per Share Reference	Per Share Closing Price of CGG
Range for CGG ADSs	ADSs on September 1, 2006

$32.10 - $38.75	$33.27

Selected Transactions Analysis.
      Credit Suisse reviewed the transaction values of the selected transactions in the oil and gas services industry referred to above under the heading “Veritas Financial Analyses — Selected Transaction Analysis.” Credit Suisse reviewed, among other things, transaction values of the selected transactions as a multiple of latest 12 months EBITDA. Credit Suisse then applied a range of selected latest 12 months EBITDA multiples derived from the selected transactions to CGG’s latest 12 months ended June 30, 2006 estimated EBITDA after MCA. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transactions. Estimated financial data of CGG were based on internal estimates of CGG’s management. This analysis indicated the following implied per share reference range for CGG ADSs, as compared to the per share closing price of CGG ADSs on September 1, 2006:

Implied Per Share Reference	Per Share Closing Price of CGG
Range for CGG ADSs	ADSs on September 1, 2006

$42.63 - $54.27	$33.27

Miscellaneous
      CGG selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with CGG and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.
      From time to time, Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to CGG unrelated to the proposed merger, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. In addition, Credit Suisse and certain of its affiliates will be participating in the financing for the merger, for which Credit Suisse and such affiliates will receive compensation. See “CGG Recent Developments — Bridge Loan Facility.” Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of CGG and Veritas, as well as provide investment banking and other financial services to such companies.
      CGG has agreed to pay Credit Suisse for its financial advisory services in connection with the merger an aggregate fee currently estimated to be $11.0 million, a significant portion of which is contingent upon the consummation of the merger. A portion of such fee became payable upon delivery of Credit Suisse’s opinion. In addition, CGG has agreed to reimburse Credit Suisse for its reasonable expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse, and to indemnify Credit Suisse and related parties against certain liabilities and other items, including liabilities under the federal securities laws, arising out of its engagement.

Opinion of Rothschild Inc.
      CGG retained Rothschild to serve as financial advisor to CGG in connection with the merger. In connection with this engagement, the CGG board of directors requested that Rothschild evaluate the fairness to CGG, from a financial point of view, of the amount of the total consideration to be delivered by CGG in respect of all outstanding common stock of Veritas, pursuant to the merger agreement. For purposes of its opinion, Rothschild assumed that total consideration equating to $74.93 per share will be delivered by CGG in respect of Veritas common stock (the “Consideration”) pursuant to the terms and subject to the conditions set forth in the merger agreement. On September 4, 2006, Rothschild orally expressed to the CGG board of directors its opinion, confirmed by delivery of a written opinion to the CGG board of directors, dated as of September 4, 2006, to the effect that, based upon the assumptions made and matters considered and in reliance thereon, as of the date of such opinion, the amount of the consideration to be delivered by CGG in respect of each share of Veritas common stock pursuant to the merger was fair to CGG from a financial point of view.
      The full text of Rothschild’s written opinion dated September 4, 2006, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this proxy statement/ prospectus as Annex D and the summary of Rothschild’s opinion set forth in this proxy statement/ prospectus is qualified in its entirety by reference to the full text of such opinion. We encourage stockholders to read this opinion carefully and in its entirety. Rothschild’s opinion was provided for the information of the CGG board of directors in connection with its evaluation of the merger, did not constitute a recommendation to the CGG board of directors to approve the merger, and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the merger or any other matter. Rothschild’s opinion does not address, and Rothschild expressed no view as to, the merits of the underlying decision by CGG to engage in the merger or any aspect of the merger other than the amount of the Consideration.
      In arriving at its opinion, Rothschild, among other things:

•	reviewed the financial terms and conditions of the draft of the merger agreement dated September 3, 2006;

•	reviewed certain publicly available business and financial information relating to CGG and Veritas that Rothschild deemed to be relevant;

•	reviewed certain unaudited financial statements relating to each of CGG and Veritas and certain other financial and operating data, including financial forecasts, concerning their respective businesses provided to or discussed with Rothschild by management;

•	held discussions with management of each of CGG and Veritas regarding the past and current operations and financial condition and prospects of the respective companies;

•	reviewed the reported price and trading activity for the shares of Veritas common stock;

•	compared certain financial performance information for each of CGG and Veritas with similar information for certain publicly traded companies that Rothschild deemed to be relevant;

•	reviewed, to the extent publicly available, the financial terms of certain transactions that Rothschild deemed to be relevant; and

•	considered such other factors and information as Rothschild deemed appropriate.
      In the course of its analysis and in rendering its opinion, Rothschild did not assume any obligation independently to verify any of the financial or other information utilized or considered by Rothschild in formulating its opinion and relied on such information, including all information that was provided to Rothschild by CGG or Veritas, being accurate and complete in all material respects. Rothschild did not make any review of and did not seek or obtain advice of legal counsel regarding legal matters relating to CGG and Veritas, and understood that CGG has relied and will rely only on the advice of its legal counsel as to such matters. With respect to the financial forecasts for CGG and Veritas provided to or otherwise discussed with Rothschild, including the expected cost savings and other potential synergies projected to result from the merger and the amount, timing and achievability thereof, Rothschild was advised, and assumed, that these forecasts and information, including as to such expected cost savings and other potential synergies, were reasonably prepared on bases reflecting the best available estimates and judgments of the management of CGG or Veritas as to the future financial performance of the respective companies and the other matters covered thereby. Rothschild also assumed that such expected cost savings and other potential synergies projected by CGG management to result from the merger will be realized as so projected and Rothschild expressed no view as to the reasonableness of these forecasts and projections or the assumptions on which they are based.
      Rothschild assumed that there had not occurred any material change in the assets, financial condition, results of operations, business or prospects of CGG or Veritas since the respective dates of the most recent financial statements or other financial and business information relating to CGG and Veritas that were made available to Rothschild. Rothschild further assumed, in all respects material to Rothschild’s analysis, that the representations and warranties of the parties contained in the merger agreement are true and correct, that each of the parties to the merger agreement will perform all of the covenants and agreements to be performed by it under the merger agreement, and that the merger would be consummated in all material respects in accordance with the terms and conditions described in the merger agreement

(including without limitation qualification as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code) without any waiver or modification thereof. Rothschild also assumed that the material governmental, regulatory or other consents and approvals required in connection with the consummation of the merger would be obtained without any effect adverse on CGG or Veritas on the expected benefits of the merger in any way meaningful to Rothschild’s analysis.
      Rothschild did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of CGG or Veritas, nor was Rothschild provided with the results of any such evaluation, appraisal or inspection. Rothschild assumed that the final merger agreement would be the same as the September 3, 2006 draft of the merger agreement that was reviewed by Rothschild in rendering its opinion. Rothschild’s opinion was necessarily based on economic, monetary and market and other conditions as in effect on, and the information made available to Rothschild as of, the date of its opinion. Accordingly, although developments subsequent to the date of Rothschild’s opinion may affect its opinion, Rothschild has not assumed any obligation to update, revise or reaffirm its opinion.
      The type and amount of consideration payable pursuant to the merger agreement was determined through negotiation between CGG and Veritas and the decision to approve the merger was solely that of CGG and its board of directors. While Rothschild provided advice to CGG during its negotiations with Veritas, Rothschild did not, however, recommend to CGG or the CGG board of directors any specific amount of consideration to be paid in the merger. In addition, Rothschild expressed no opinion as to the price at which CGG ordinary shares or CGG ADSs may trade at any time. Rothschild’s opinion to the CGG board, and the financial analyses performed in that connection, were not prepared for purposes of Article 262-1 of the General Regulations of the AMF and its Instruction no. 2006-08 dated July 25, 2006 on independent expertise or with a view to compliance with such regulations or the requirements of any other regulatory authority. Rothschild assumes no responsibility for any description of, or reference to, Rothschild, its opinion or its financial analyses included in the Lehman Brothers report attached hereto as Annex E.

Summary of Rothschild’s Financial Analyses
      The following is a summary of the material financial analyses reviewed by Rothschild with the CGG board of directors in connection with the rendering of its opinion. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild. Certain of the information in this section is presented in tabular form. In order to understand the financial analyses performed by Rothschild, these tables must be read together with the text of each summary. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Rothschild’s opinions.
      Rothschild performed a variety of financial and comparative analyses for purposes of rendering its opinion and no one method of analysis should be regarded as critical to the overall conclusion reached by Rothschild. Each method of analysis has inherent strengths and weaknesses, and the nature of the available information may further affect the value of any particular analysis. The preparation of an opinion such as this is a complex process and is not necessarily susceptible to partial analysis or summary description. The conclusion reached by Rothschild is based on all analyses and factors taken as a whole and also on application of Rothschild’s experience and judgment, and such conclusion may involve significant elements of subjective judgment and qualitative analysis. Rothschild believes that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In its analyses, Rothschild considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of CGG, Veritas and Rothschild. No company, transaction or business referred to in those analyses for comparative purposes is identical to CGG or Veritas or the proposed merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.
      Rothschild prepared these analyses for purposes of Rothschild providing its opinion to the CGG board of directors as to the fairness to CGG from a financial point of view of the amount of the consideration to be paid by CGG in the merger. The estimates contained in Rothschild’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Rothschild’s analyses and estimates are inherently subject to substantial uncertainty and Rothschild does not assume responsibility if future results are materially different from those reflected in any analysis.
      Rothschild’s opinion and analyses were only one of many factors considered by the CGG board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the CGG board of directors or management with respect to the merger.

Comparable Companies Analysis
      Using information obtained by Rothschild from public filings, estimates of the Institutional Brokers Estimate System (IBES), Datastream and brokers reports, Rothschild compared certain financial measures and metrics of Veritas to those of the following publicly traded companies that generally have certain similar operating and financial characteristics to Veritas. The financial measures and metrics included Enterprise Value (EV) as a multiple of earnings before interest, taxes, depreciation and amortization (EBITDA), EBITDA after Multi-Client Amortization (MCA), and earnings before interest and taxes (EBIT), as estimated by Veritas and CGG management for calendar year 2006 and projected by CGG management for calendar year 2007. The companies (the “Selected Companies”), considered comparable in certain respects, consisted of:

•	Petroleum Geo-Services ASA

•	TGS NOPEC Geophysical Company ASA

•	Seitel

•	Fugro
      This analysis indicated a reference range of implied values per share as summarized below and as compared to the assumed total consideration equating to $74.93 per share. The following analysis does not include a control premium.

	Reference Range of		Assumed Total Consideration
	Implied Values per Share		per Share in Merger

EV/ EBITDA	$49.44 to $68.83 (excluding Fugro	)	$74.93
EV/ EBITDA after MCA	$43.43 to $66.06		$74.93
EV/ EBIT	$40.60 to $72.83		$74.93
      EBITDA after MCA takes into account amortization of the large capital expenditures incurred to build the multi-client library and realize revenues and operating profits.
      Rothschild selected the Selected Companies because they have certain similar operating and financial characteristics to Veritas. However, because of the inherent differences between the business, operations and prospects of Veritas and the business, operations and prospects of the Selected Companies, no company is directly comparable to Veritas. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the ratios that were considered by Rothschild for the Selected Companies as compared to those for Veritas. Rothschild noted, among other things, that current trading prices for companies such as the Selected Companies do not intrinsically include a control premium.

Selected Precedent Transactions Analysis
      Using information obtained by Rothschild from public filings, press releases and third party research reports, Rothschild reviewed and compared the multiple of EV to LTM EBITDA after MCA agreed to be paid in nine acquisition transactions involving companies that Rothschild, based on its experience with merger and acquisition transactions, deemed relevant to arriving at its opinion. LTM refers to the last twelve-month period for which financial data for the company at issue has been reported. Rothschild reviewed the following transactions:

Date Announced	Acquiror	Target

April 20, 2006	Schlumberger Ltd.	WesternGeco
March 16, 2005	SEACOR Holdings Inc.	Seabulk International, Inc.
August 29, 2005	Compagnie Générale de Géophysique	Exploration Resources ASA
November 15, 2004	Siem Offshore Inc.	Subsea 7 Inc.
September 1, 2004	Compagnie Générale de Géophysique	Petroleum Geo-Services (Seismic Business)
August 12, 2004	National-Oilwell, Inc.	Varco International, Inc.
February 20, 2002	BJ Services Company	OSCA Inc.
November 26, 2001	Veritas DGC Inc.	Petroleum Geo-Services ASA
July 1, 2001	Technip SA	Coflexip SA
      This analysis, based on multiples for selected transactions, indicated a reference range of implied values per share of $56.00 to $79.09 per share.
      EV/ LTM EBITDA after MCA data takes into account amortization of the large capital expenditures incurred to build the Multi-Client library and realize revenues and operating profits.
      Rothschild selected the precedent transactions on the basis of various factors, including size and similarity of the line of business of the relevant entities. However, no precedent transaction is identical to the merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transactions referred to as precedent. Rothschild noted, among other things, that precedent transactions typically include control premiums paid by the acquiror.

Discounted Cash Flow Analysis
      As part of its analysis, and in order to refer to an estimated implied present value reference range for Veritas common stock, Rothschild also prepared discounted cash flow analyses for Veritas of unlevered, after-tax free cash flows based on CGG’s management projections for the period from September 1, 2006 through December 31, 2006 and for the calendar years ended December 31, 2007 through December 31, 2010. These management projections were discounted using discount rates ranging from 10.0% to 12.0%, based on estimates related to the weighted average costs of capital for companies in businesses similar to Veritas and CGG. The analysis also used assumed terminal values which were calculated as terminal multiples ranging from 10.0x Veritas estimated EBITDA after MCA to 12.0x Veritas estimated EBITDA after MCA.
      Based on the projections and assumptions set forth above, the discounted cash flow analysis of Veritas yielded an implied valuation range for shares of Veritas common stock of $59.42 to $72.20 per share. With the inclusion of expected cost savings and other potential synergies projected by CGG management to result from the merger, as well as management’s estimates of the implementation costs to realize such cost savings and other potential synergies and preliminary estimates of the transaction costs to consummate the merger, the valuation yielded an implied valuation reference range for shares of Veritas common stock of $70.99 to $86.76 per share.

Miscellaneous
      Under the terms of Rothschild’s engagement by CGG, CGG agreed to pay Rothschild a fee upon delivery of its opinion, as well as certain additional fees for its services, in an aggregate amount currently estimated at $11 million, a significant portion of which is contingent upon consummation of the merger. CGG has also agreed to reimburse Rothschild for reasonable expenses incurred by Rothschild in performing its services, including fees and expenses of its legal counsel, and to indemnify Rothschild and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.
      CGG selected Rothschild as financial advisor to CGG based on Rothschild’s qualifications, experience and reputation and its familiarity with CGG and its business. Rothschild is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, restructurings, private placements and other matters.
      Rothschild or its affiliates have in the past performed certain investment banking services for CGG and received customary fees for such services. In the ordinary course of business, Rothschild or its affiliates may trade the securities of CGG and/or Veritas for its own and their own accounts or for the accounts of customers and may at any time hold a long or short position in such securities.
Report of Lehman Brothers
      Given the significant nature of the proposed merger, on September 18, 2006, the AMF requested that the CGG board of directors obtain an independent financial assessment of the fairness to CGG, from a financial point of view, of the consideration to be paid by CGG upon consummation of the proposed merger. Therefore, the CGG board of directors engaged Lehman Brothers, effective October 10, 2006 as an independent financial expert within the meaning of the rules of the AMF to deliver the report as requested by the AMF. Lehman Brothers does not admit to being an independent expert under any rules or regulations applying to the merger, the French prospectus (note d’opération) or this proxy statement/prospectus (other than the applicable rules of the AMF) or subject to rules applicable to experts in other contexts.
      Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The CGG board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with the oil services industry and because its investment banking professionals have substantial experience in transactions comparable to the merger.
      As compensation for Lehman Brothers’ delivery of its report, CGG has agreed to pay Lehman Brothers €300,000 (approximately $392,430) upon the delivery of the report. In addition, CGG has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in preparing the report and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by CGG and the rendering of the report. These amounts are payable without regard to whether the proposed merger is consummated.
      Lehman Brothers was engaged by the CGG board of directors after it and the Veritas board of directors had approved the merger agreement and the agreement had been executed by both companies. Therefore, neither the CGG nor the Veritas board of directors considered Lehman Brothers’ report when making its decision to enter into the merger agreement.
      In the ordinary course of its business, Lehman Brothers and its affiliates may actively trade in the debt or equity securities of CGG and Veritas for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, in the last two years, an affiliate of Lehman Brothers holding convertible bonds issued by CGG participated in the negotiation of a debt restructuring in its capacity as a convertible bond holder, and an affiliate of Lehman Brothers acted as sole bookrunner in a sale by a CGG investor of its CGG shares.
      On November 9, 2006, Lehman Brothers delivered its report to the CGG board of directors that, based on public and other information made available to Lehman Brothers by CGG, various assumptions made by CGG (in particular, assumptions made concerning the level of synergies expected to result from the consummation of the proposed merger) and the features of the merger described in Lehman Brothers’ written report, the value as of November 9, 2006 of the consideration to be paid by CGG upon the consummation of the proposed merger was fair to CGG from a financial point of view. Lehman Brothers’ report, dated November 9, 2006, was delivered in French and is governed by French law.
      An English translation from the original French text of Lehman Brothers’ report, as set forth in the French prospectus, is attached to this proxy statement/prospectus as Annex E. The translation is included in this proxy statement/prospectus because the report is available in the French prospectus relating to the merger of CGG and Veritas and the shares to be issued in the merger.
      The English translation of the report attached to this proxy statement/prospectus is provided for informational purposes only and is qualified in its entirety by reference to the original French-language report filed with the AMF. Lehman Brothers disclaims any responsibility for any errors or omissions in the translation.
      You are encouraged to read the English translation of Lehman Brothers’ report in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations to the review undertaken. Lehman Brothers’ report is directed to the CGG board of directors and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the merger.
Interests of the Directors and Executive Officers of Veritas in the Merger
      In considering the recommendation of the Veritas board of directors with respect to the merger agreement, you should be aware that some of Veritas’ directors and executive officers have interests in the merger and have arrangements that may be different from, or in addition to, those of the Veritas stockholders generally. These interests and arrangements may be deemed to create potential conflicts of interest. The Veritas board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Board of Directors
      Up to five members of the Veritas board of directors may be appointed to the board of directors of the combined company. In particular, Thierry Pilenko, Chairman and Chief Executive Officer of Veritas, will be proposed for appointment as one of the combined company’s new directors.

Employment Agreements
      Veritas has employment agreements with each of Messrs. Thierry Pilenko, Timothy L. Wells, Mark E. Baldwin, Dennis S. Baldwin, Vincent M. Thielen and Larry L. Worden. In the event of a termination without cause by Veritas or by the executive officer for “good reason” (as defined in the agreement) within two years (three years, in the case of Mr. Pilenko) after a change of control of Veritas (or before a change in control in Veritas but following commencement of discussions with a third person that ultimately results in such a change in control), each executive officer is entitled to a lump sum payment under his employment agreement equal to the following number times the sum of his annual base salary and annual bonus (measured at the highest of the employee’s current target bonus, the average of his bonuses over the preceding three-year period or his most recent bonus for the preceding fiscal year): Messrs. Pilenko, Wells and M. Baldwin — three; and Messrs. Thielen, D Baldwin, and Worden — two. In addition, all options to purchase Veritas common stock granted to such executive officers will immediately become exercisable and all restrictions on restricted shares of Veritas granted to such executive officers will immediately lapse, except restricted shares granted pursuant to the 2006 Long Term Incentive Plan, as described below. Further, if immediately prior to the date of termination the executive officer was covered under Veritas’ group health coverage, Veritas will also provide to the executive (and his spouse and eligible dependents, if then enrolled), the right to continued participation at active employee rates in Veritas’ group health plans (or a cash payment in lieu thereof) for 18 months following such termination. Veritas has also agreed to provide a gross up payment to each such executive officer to make the executive officer whole as to the effect of any excise taxes that may be triggered with respect to payments of benefits that are contingent on a change in control of Veritas. The consummation of the merger will constitute a change in control under these employment agreements. Messrs. Pilenko, Wells, M. Baldwin, D. Baldwin, Thielen and Worden would be entitled to receive aggregate severance payments of approximately $12.8 million if the change in control provisions were triggered and their employment is terminated without cause by Veritas or by the executive officers for good reason, including gross up amounts.

Continuing Employment with CGG
      Certain of Veritas’ current executive officers will be offered continued employment with the combined company after the effective time of the merger. In particular, CGG and Veritas have announced that Timothy L. Wells will serve as President of Western Hemisphere Geophysical Services.

Stock Options
      Veritas’ non-employee directors, executive officers and other key employees participate in Veritas’ stock option plans under which stock options have been granted. Immediately prior to the effective time of merger, each stock option granted by Veritas to purchase shares of Veritas common stock pursuant to any stock option plan (other than the Veritas 1992 Employee Non-Qualified Stock Option Plan) that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, will be cancelled and converted into the right to receive, for each share of Veritas common stock subject to such stock option immediately prior to such cancellation and conversion, an amount in cash equal to the excess, if any, of the per share cash consideration (as defined in the merger agreement) over the exercise price per share under such stock option immediately prior to such cancellation and conversion (less any applicable withholding taxes). Each option to purchase shares of Veritas common stock pursuant to the Veritas 1992 Employee Non-Qualified Stock Option Plan which is outstanding and unexercised as of the effective time of the merger, whether or not vested, will be cancelled and no consideration will be paid in connection with such cancellation. Options that are currently outstanding and unexercised under that plan, however, may be exercised in accordance with their terms prior to the effective time of the merger.

      The following table sets forth, as of November 15, 2006, the number of shares subject to vested or unvested stock options held by Veritas’ directors and executive officers and the estimated value of such shares based on the closing price of Veritas of $77.44 per share on November 24, 2006:

					Estimated Value
		Options	Options Vested as	Options Unvested as	Received for Options
Name	Title	Outstanding	of 10/31/2006	of 10/31/2006	Upon Merger

Loren K. Carroll	Director	21,000	21,000	0	$1,307,550
Clayton P. Cormier	Director	16,000	16,000	0	753,213
James R. Gibbs	Director	36,250	36,250	0	2,002,488
Jan Rask	Director	37,500	37,500	0	2,162,366
Yoram Shoham	Director	16,000	11,000	5,000	780,600
David F. Work	Director	16,000	13,500	2,500	853,206
Terence K. Young	Director	16,000	11,000	5,000	785,700
Thierry Pilenko	Director, Chairman and Chief Executive Officer	157,500	92,500	65,000	9,093,450
Timothy L. Wells	President and Chief Operating Officer	72,505	52,996	19,509	3,941,207
Mark E. Baldwin	Executive Vice President, Chief Financial Officer and Treasurer	15,000	5,000	10,000	682,500
Dennis S. Baldwin	Vice President, Corporate Controller	5,000	1,666	3,334	227,500
Larry L. Worden	Vice President, General Counsel and Secretary	33,282	25,348	7,934	1,841,762
Vincent M. Thielen	Vice President, Business Development	20,291	13,857	6,434	1,153,857

Restricted Stock
      Pursuant to their terms, all shares of restricted Veritas common stock held by Veritas’ directors and executive officers that are outstanding but unvested prior to the effective time of the merger, except restricted shares granted under Veritas’ long-term incentive plan for fiscal year 2006, referred to herein as the LTIP (described below), will become fully vested. Pursuant to the merger, these shares will be treated in the same manner as other shares of Veritas common stock.

      The following table sets forth, as of November 15, 2006, the number of shares of restricted Veritas common stock held by Veritas’ directors and executive officers and the estimated value of such shares based on the closing price of Veritas common stock of $77.44 per share on November 24, 2006:

		Shares of	Estimated Value of
Name	Title	Restricted Stock Held	Restricted Shares

Thierry Pilenko	Director, Chairman and CEO	16,953	$1,312,840
Timothy L. Wells	President and Chief Operating Officer	11,041	855,015
Mark E. Baldwin	Executive Vice President, Chief Financial Officer and Treasurer	10,947	847,736
Larry L. Worden	Vice President, General Counsel and Secretary	3,278	253,848
Dennis S. Baldwin	Vice President, Controller	3,927	304,107
Vincent M. Thielen	Vice President, Business Development	2,260	175,014

LTIP Shares
      Under the LTIP, certain stock options and shares of restricted stock were granted to 18 officers and senior managers of Veritas. The stock options granted under the LTIP will become fully vested and cashed out in connection with the merger, as described on page 102. The restricted shares will fully vest on July 31, 2008, assuming the holder continues his employment or service relationship with CGG-Veritas through that date. If the holder of restricted shares dies or is terminated after the effective time of the merger but before July 31, 2008 for reasons other than cause or if he resigns for good reason, as defined in his restricted stock award agreement, his restricted shares will immediately vest. If the holder is terminated or resigns prior to July 31, 2008 for any other reason, he will forfeit his restricted shares to CGG-Veritas without receiving consideration.

Deferred Share Units
      One of Veritas’ non-employee directors, James R. Gibbs, currently holds 2,000 Veritas deferred share units that are fully vested. Each such deferred share unit converts into one share of Veritas common stock upon the earlier of the director’s termination as a Veritas director or the occurrence of a change in control of Veritas.
      Pursuant to the merger, these deferred share units will be issued to Mr. Gibbs in CGG ADSs based on the same conversion ratio as is used to convert shares of Veritas common stock to CGG ADSs.

Deferred Compensation Plans
      Veritas maintains various deferred compensation plans, through which its executive officers and certain employees defer the receipt of compensation and receive contributions from Veritas, including a 401(k) plan, a Canadian registered retirement savings plan and, as discussed below, a non-qualified deferred compensation plan maintained for a select group of management and highly compensated employees. None of these plans provide for enhancement or acceleration of benefits upon a change in control of Veritas. The merger agreement provides that CGG may make such amendments, if any, to the deferred compensation plans as may reasonably be required by law or be advisable in order to minimize liability for any additional taxes that might be imposed under Section 409A of the Code in the absence of such an amendment.
      Veritas maintains a non-qualified deferred compensation plan through which its executive officers and certain highly compensated employees may defer not less than 1% nor more than 50% of their base compensation and/or not less than 1% up to 100% of incentive bonus or commissions. Under the terms of the plan, Veritas may match contributions made by participants in the plan but to date has not done so. Amounts deferred by participants are fully vested and are held in trust by a third party trustee to be invested as participants direct; however, Veritas is the sole owner of the trust. While plan participants have contractual claims against Veritas for the payment of plan benefits, they have no specific interest in any assets held by the trust. It is currently Veritas’ intent to terminate the plan effective immediately prior to the merger and cause the third-party trustee to distribute all funds owed to participants in accordance with the terms of the plan and applicable law.

Indemnification and Insurance
      The merger agreement provides that, for a period of six years following the effective time of the merger, CGG-Veritas and Volnay Acquisition Co. II shall, jointly and severally, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Veritas in such capacities to the fullest extent that Veritas would have been required to do so in accordance with the provisions of each indemnification or similar agreement or arrangement with Veritas. CGG and Volnay Acquisition Co. II agree that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the merger now existing in favor of the current and former officers and directors of Veritas as provided in the certificate of incorporation, bylaws or any material contract of Veritas, will survive the merger and continue in full force and effect in accordance with their terms.
      The merger agreement further provides that, for a period of six years following the merger, CGG and the combined company shall take all necessary actions to ensure that CGG’s directors’ and officers’ liability insurance continues to cover each officer and director of Veritas, in each case so long as they remain employed or retained by CGG as an officer or director. CGG will also maintain a tail directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as Veritas’ current insurance carrier, with a claims period of six years from the merger, with respect to the directors and officers of Veritas who are currently covered by Veritas’ existing directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the merger, in an amount and scope and on terms and conditions no less favorable to such directors and officers than those in effect at the signing of the merger agreement. However, CGG-Veritas will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 200% of the per annum rate of premium currently paid by Veritas for such insurance on the date of the merger agreement per policy year of coverage. In the event that the aggregate premium for such insurance exceeds such maximum amount, CGG-Veritas shall purchase as much coverage per policy year as reasonably obtainable for such maximum amount.
Conditions to the Consummation of the Merger

Antitrust Approvals
      United States. The merger is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Under the Hart-Scott-Rodino Act, the merger may not be consummated until notifications have been given and certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission (FTC) and the applicable waiting period has expired or been terminated.
      CGG and Veritas filed on September 25, 2006 the requisite Pre-Merger Notification and Report Forms under the Hart-Scott-Rodino Act with the Antitrust Division and the FTC. The Antitrust Division terminated the waiting period on October 25, 2006.
      Brazil. CGG and Veritas each conduct business in Brazil. Law n°8.884, of June 11, 1994, in force under the Brazilian System for the Defense of Competition, requires notification to and approval by the Brazilian Administrative Council for Economic Defense (CADE) of mergers and acquisitions involving parties with combined market share on a relevant market in Brazil exceeding specified thresholds. CGG and Veritas each submitted filings with the CADE on September 26, 2006.
      Norway. CGG and Veritas each conduct business in Norway. The Norwegian merger control legislation in Chapter 4 of the Norwegian Competition Act of March 5, 2004 N°12 and in the

Regulation Notification of Concentration of April 28, 2004 requires notification to and prior approval by the Norwegian Competition Authority (NCA) of mergers and acquisitions involving parties with aggregate revenues in Norway exceeding certain thresholds. As a result, CGG and Veritas each submitted filings with the NCA. The NCA has not requested the submission of a complete notification within the standardized notification review period. As a result, the merger is deemed authorized.
      Other Jurisdictions. The merger may also require notification to, and filings with, certain authorities in other jurisdictions where CGG and Veritas currently operate. CGG and Veritas will make any required filings, and if deemed in CGG’s and Veritas’ interests, any voluntary filings, with the appropriate governmental authorities as promptly as practicable.
      As CGG and Veritas each conduct business in the United Kingdom, they made a voluntary filing (by way of informal submission), with the UK merger authority on November 6, 2006. In addition, CGG and Veritas made a voluntary filing with the Australian Foreign Investment Review Board on October 25, 2006, which was cleared on November 22, 2006. The companies also replied on November 22, 2006 to a request for information from the Australian Competition Authority.
      There can be no assurance that the merger will not be challenged on antitrust or competition grounds or, if a challenge is made, what the outcome would be. The Antitrust Division, the FTC, any U.S. state and other applicable regulatory bodies may challenge the merger on antitrust or competition grounds at any time, including after the expiration or termination of the Hart-Scott-Rodino waiting period or other applicable process, as they may deem necessary or desirable or in the public interest. Accordingly, at any time before or after the completion of the merger, any such party could take action under the antitrust laws, including, without limitation, by seeking to enjoin the effective time of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Other Regulatory Procedures
      The merger may be subject to certain regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including those relating to the offer and sale of securities. CGG and Veritas are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.
      It is possible that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, CGG and Veritas have each agreed to use its reasonable best efforts to complete the merger, including to gain clearance from antitrust and competition authorities and obtain other required approvals. For this purpose, each of CGG and Veritas has agreed to commit to certain divestitures or restrictions, if necessary, that after the effective time of the merger would limit the combined company’s freedom of action with respect to, or its ability to retain, one or more of its businesses, product lines or assets. See “The Merger Agreement — Covenants.”
      Although CGG and Veritas do not expect regulatory authorities to raise any significant objections to the merger, they cannot be certain that they will obtain all required regulatory approvals or that these approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the effective time of the merger. CGG and Veritas have not yet obtained any of the governmental or regulatory approvals required to complete the merger.

Exon-Florio/ CFIUS
      Pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. App.§2170, as amended, on October 16, 2006, CGG and Veritas filed jointly a voluntary notification with the Committee on Foreign Investment in the United States (the CFIUS) regarding the merger and its implications for the U.S. operations of CGG and Veritas. On November 16, 2006, the CFIUS issued a letter stating that it had concluded its action, having found no national security issues sufficient to warrant further investigation.
Certain Material U.S. Federal Income Tax Consequences

General
      The following is a general discussion of certain material U.S. federal income tax consequences of the merger that may be relevant to you if you hold shares of Veritas common stock as a capital asset and are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.
      This discussion is addressed only to Veritas stockholders who exchange shares of Veritas common stock for either CGG ADSs, cash or a combination of both in the merger. Holders of Veritas warrants or convertible debt obligations should consult their tax advisors as to the tax consequences to them of the merger.
      This discussion is not intended to be a complete analysis and does not address all potential tax consequences that may be relevant to you. Moreover, this discussion does not apply to you if you are subject to special treatment under the Internal Revenue Code of 1986, as amended, including, without limitation, because you are:

•	a foreign person or entity;

•	a tax-exempt organization, financial institution, mutual fund, dealer or broker in securities or insurance company;

•	a trader who elects to mark its securities to market for U.S. federal income tax purposes;

•	a person who holds shares of Veritas common stock as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

•	a person who holds shares of Veritas common stock in an individual retirement or other tax-deferred account;

•	a person whose functional currency is not the U.S. dollar;

•	an individual who received shares of Veritas common stock, or who acquires CGG ADSs or CGG ordinary shares, pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services;

•	a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership for U.S. federal income tax purposes) and persons who hold an interest in such entities; or

•	a person subject to the alternative minimum tax.
      In addition, this discussion does not address the tax consequences to you if you will become a “five-percent transferee shareholder” of CGG within the meaning of the applicable Treasury Regulations under Section 367 of the Internal Revenue Code. In general, a five-percent transferee shareholder is a person who holds shares of Veritas common stock and will own directly, indirectly or constructively through attribution rules, at least five percent of either the total voting power or total value of CGG ordinary shares immediately after the merger. If you believe you could become a five-percent transferee shareholder of CGG, you should consult your tax advisor about the special rules and time-sensitive tax procedures, including the requirement to file a gain recognition agreement, that might apply regarding your ability to obtain non-recognition treatment in the merger. The tax opinion to be provided by Vinson & Elkins or the ruling requested of the IRS (the receipt of which by Veritas is a condition to the obligation of Veritas to consummate the merger, as discussed below) will assume that any shareholder who is a “five-percent transferee shareholder” with respect to CGG within the meaning of the applicable Treasury Regulations under Section 367 of the Internal Revenue Code will in timely and proper manner file the gain recognition agreement described in such Treasury Regulations.
      If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, exchanges its shares of Veritas common stock in the merger, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partners in a partnership that intends to exchange its shares of Veritas common stock in the merger should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.
      This discussion also does not address the tax consequences of the merger under foreign, state, local or other tax laws. The following discussion is based on existing U.S. federal income tax law, including the provisions of the Internal Revenue Code, the Treasury Regulations thereunder, IRS rulings, judicial decisions and other administrative pronouncements, all as in effect on the date of this proxy statement/ prospectus. Neither CGG nor Veritas can provide any assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth below. Any future change in the U.S. federal income tax law or interpretation thereof could apply retroactively and could affect the accuracy of the following discussion. In addition, neither CGG nor Veritas can assure you that the IRS will agree with the conclusions expressed herein.
      You are strongly urged to consult your tax advisor as to the U.S. federal income tax consequences of the merger, including the income tax consequences arising from your own facts and circumstances, and as to any estate, gift, state, local or non-U.S. tax consequences, including French tax consequences, arising out of the merger and the ownership and disposition of CGG ADSs and/or CGG ordinary shares.

Certain U.S. Federal Income Tax Consequences of the Merger
      The obligation of Veritas and CGG to consummate the merger is conditioned upon the receipt of tax opinions, reasonably satisfactory in form and in substance, dated the effective time of the merger, from Vinson & Elkins and Skadden, respectively, that the merger will be treated for U.S. federal income tax purposes as a “reorganization” qualifying under the provisions of Section 368(a) of the Internal Revenue Code.
      Under Section 367(a)(1) of the Internal Revenue Code, a transaction qualifying as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code in which a U.S. person exchanges stock of a U.S. corporation for stock of foreign corporation will nevertheless be fully taxable to such U.S. person unless the transaction qualifies for an exception. The obligation of Veritas to consummate the merger is conditioned upon the receipt by Veritas of a tax opinion from Vinson & Elkins or of a ruling from the IRS, for which Veritas filed a formal request on October 6, 2006, that the transfer of shares of Veritas common stock to CGG by Veritas shareholders pursuant to the merger will not be subject to Section 367(a)(1) of the Internal Revenue Code.
      The tax opinions described above will be based on certain facts, representations, covenants and assumptions, including representations of CGG and Veritas, and that the parties will comply with certain reporting obligations under the Internal Revenue Code. This discussion and the tax opinions are not binding on the IRS or any court and do not preclude the IRS or a court from reaching a contrary conclusion. Therefore, while CGG and Veritas believe that the merger will be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, no assurance can be provided that the IRS will agree with this conclusion. Moreover, there can be no assurance that Veritas will obtain the ruling from the IRS or the opinion from Vinson & Elkins described above, to the effect that the merger will not be subject to Section 367(a)(1) of the Internal Revenue Code. Veritas expects to receive a response from the IRS to the ruling request before the election deadline on January 10, 2007 and will publicize the response in a press release.
      The following discussion regarding the U.S. federal income tax consequences of the merger assumes that the merger will be consummated as described in the merger agreement and this proxy statement/prospectus and that, following the effective time of the merger, CGG will cause Volnay Acquisition Co. II to comply with certain reporting requirements set forth in Treasury Regulations under Section 367 of the Internal Revenue Code. Assuming further that the merger is treated as a reorganization under Section 368(a) of the Internal Revenue Code and that your transfer of shares of Veritas common stock to CGG pursuant to the merger will not be subject to Section 367(a)(1) of the Internal Revenue Code, the following tax consequences will result:

•	If you exchange all of your shares of Veritas common stock solely for shares of CGG ADSs in the merger, you will not recognize any gain or loss (except with respect to cash received in lieu of a fractional share of a CGG ADS, as discussed below).

•	If you exchange your shares of Veritas common stock solely for cash in the merger, you generally will recognize capital gain or loss equal to the difference between the amount of cash received and your tax basis in the shares of Veritas common stock. If, however, you own, or are treated as owning, CGG ADSs after the merger, the amount of cash you receive might be treated as a dividend (discussed below).

•	If you exchange your shares of Veritas common stock for a combination of CGG ADSs and cash, you generally will recognize capital gain (but not loss) in the merger. Any such gain recognized will equal the lesser of (1) the excess, if any, of (a) the sum of the amount of cash (excluding any cash received instead of a fractional share) and the fair market value of the CGG ADSs you receive in the merger over (b) your adjusted tax basis in the shares of Veritas common stock you exchanged and (2) the amount of cash you receive in the merger (excluding cash received instead of a fractional share, as discussed below). For this purpose, you must calculate gain or loss separately for each identifiable block (that is, stock acquired at the same time for the same price) of shares of Veritas common stock you exchange.

•	The aggregate tax basis of any CGG ADSs you receive in exchange for your shares of Veritas common stock in the merger (before reduction for the basis in any fractional share of CGG ADSs for which you receive cash) will be the same as the aggregate tax basis of your shares of Veritas common stock, decreased by the amount of cash you receive in the merger (excluding any cash received in lieu of a fractional share) and increased by the amount of gain or dividend income you recognize in the merger (excluding any gain recognized as a result of cash received in lieu of a fractional share).

•	The holding period of any CGG ADSs you receive in the merger generally will include the holding period of the shares of Veritas common stock you exchanged for such CGG ADSs.

•	If you have differing bases or holding periods in respect to your shares of shares of Veritas common stock, you should consult your tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular CGG ADSs received in the merger.

•	Because CGG will not issue any fractional CGG ADSs in the merger, if you exchange shares of Veritas common stock in the merger and would otherwise have received a fraction of a CGG ADS, you will receive cash. Any cash you receive in lieu of a fractional CGG ADS should be treated as received in exchange of that interest for cash. The amount of any capital gain or loss attributable to the deemed sale will be equal to the amount of cash received with respect to the fractional interest less the ratable portion of the tax basis of the shares of Veritas common stock surrendered that is allocated to the fractional interest.

•	If you are an individual, any gain you recognize generally will be subject to U.S. federal income tax at a maximum 15% rate if your holding period in the shares of Veritas common stock is more than one year on the date of completion of the merger. The deductibility of capital losses is subject to limitations.

•	If, after the merger, you own, or are treated as owning, CGG ADSs, it is possible that your gain recognized in the merger will be treated as a dividend rather than as capital gain. In general, the treatment of such gain will depend upon whether and to what extent the exchange reduces your deemed percentage stock ownership of CGG, which is determined by treating you as if you first exchanged all of your shares of Veritas common stock solely for CGG ADSs and then CGG immediately redeemed a portion of the CGG ADSs in exchange for the cash you actually receive. Gain recognized in the deemed redemption generally will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to you (that is, in general, if your deemed percentage stock ownership in CGG was reduced in the deemed redemption by at least 20%) or (2) “not essentially equivalent to a dividend,” which requires a “meaningful reduction” in your deemed stock ownership of CGG. In applying the above tests, you will, under the constructive ownership rules, be deemed to own not only stock that you actually own, but also stock that is owned by certain related persons and entities or that you or such persons or entities have the right to acquire pursuant to an option. The IRS has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has any reduction in its percentage stock ownership under the above analysis. Thus, any stockholder in this situation generally should recognize capital gain. These rules are complex and dependent upon the specific factual circumstances particular to each holder. You should consult your tax advisor as to the application of these rules to your particular facts.
      If the IRS were successfully to challenge the qualification of the merger as a reorganization, you would generally be required to recognize gain or loss equal to the difference between your adjusted tax basis in the shares of Veritas common stock you surrender in the merger and an amount equal to any cash received plus the fair market value, as of the effective time of the merger, of any CGG ADSs received or to be received in the merger. Generally, in such event, your tax basis in the CGG ADSs you received in the merger would equal their fair market value as of the date of the merger, and your holding period for the CGG ADSs would begin on the day after the merger.

U.S. Information Reporting and Backup Withholding
      If you receive CGG ADSs in the merger, you will be required (i) to file a statement with your U.S. federal income tax return providing a complete statement of all facts pertinent to the non-recognition of gain or loss upon your exchange of shares of Veritas common stock, including the tax basis in the shares of Veritas common stock that you surrendered and the fair market value of the CGG ADSs and any cash you received in the merger and (ii) to retain permanent records of these facts relating to the merger. Additionally, you may be subject to a backup withholding tax at the rate of 28% with respect to any cash received in the merger in lieu of fractional CGG ADSs, unless you (1) are a corporation or come within certain other exempt categories or (2) provide a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. To prevent backup withholding on payments made to you pursuant to the merger, you must provide the exchange agent with your correct taxpayer identification number by completing an IRS Form W-9 or a substitute Form W-9. If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the IRS in addition to backup withholding. Any amounts withheld under these rules may be credited against your U.S. federal income tax liability if you file proper documentation with the IRS.

Certain U.S. Federal Income Tax Consequences of Holding CGG ADSs
      CGG’s 2005 Form 20-F, which is incorporated by reference into this proxy statement/ prospectus, contains a description of certain U.S. federal income tax consequences related to holding CGG ADSs,

including the treatment of dividends paid with respect to CGG ADSs. The description contained in CGG’s 2005 Form 20-F, however, is only a summary and does not purport to be a complete analysis of all potential tax effects resulting from the ownership of CGG ADSs (including, for example, tax consequences for holders who are subject to special treatment under U.S. federal income tax law).

Certain French Income Tax Consequences of the Merger
      If you are not a resident of France, you will not be subject to French tax on the exchange of your shares of Veritas common stock for CGG ADSs in the merger, provided that you do not have a permanent establishment or a fixed base in France to which your shares of Veritas common stock may be attributed. If you are a resident of France or if you hold your stock through a permanent establishment or fixed base in France, you should consult your tax advisor.
      The material French tax consequences relating to the ownership of CGG ADSs are summarized in CGG’s 2005 Form 20-F, which is incorporated by reference into this proxy statement/ prospectus.
Accounting Treatment
      Due to the listing of CGG’s securities on the Euronext Paris SA and in accordance with EC Regulation No. 1606/2002 of July 19, 2002, the 2005 annual consolidated financial statements of CGG and its subsidiaries were prepared in accordance with IFRS. In accordance with the rules and regulations of the SEC, CGG reconciles the financial statements it files with the SEC to U.S. GAAP.
      CGG intends to account for the merger as a business combination applying the purchase method of accounting as defined by IFRS 3, Business combinations, or IFRS 3. In accordance with this method, the acquirer purchases net assets and recognizes at fair value the assets acquired and liabilities and contingent liabilities assumed, including those not previously recognized by the acquired entity. The measurement of the acquirer’s assets and liabilities is not affected by the transaction.
      Because the purchase method views a business combination from the acquirer’s perspective, it assumes that one of the parties to the transaction can be identified as the acquirer. Based on the analysis of all factors set forth in IFRS 3, paragraphs 19 to 21, including the relative ownership of CGG shareholders and Veritas stockholders in the combined company upon completion of the merger, the relative fair value of CGG and Veritas and the issuance by CGG of CGG ADSs and underlying ordinary shares in connection with the merger, CGG’s management has concluded that, under IFRS, CGG will be considered the acquirer and Veritas the acquiree. Concerning the accounting treatment under U.S. GAAP, CGG’s management has carefully considered all of the factors in paragraph 17 of FASB Statement No. 141, Business Combinations, or SFAS 141, including the relative ownership of CGG shareholders and Veritas stockholders in the combined company upon completion of the merger, the fact that the combined company will be incorporated in France with its executive offices in Paris, and the composition of the combined company’s board of directors, and has concluded that, under U.S. GAAP, the merger will also be treated as an acquisition of Veritas by CGG. See Note 6 to the unaudited pro forma condensed combined financial information of CGG and Veritas included elsewhere in this proxy statement/prospectus.
      As defined by IFRS 3, the cost of the business combination will be measured as the aggregate of: (i) the cash paid by CGG, (ii) the market value at the effective time of the merger of CGG ADSs issued to holders of Veritas common stock, (iii) any cash consideration paid to the Veritas stockholders and (iv) any costs directly attributable to the business combination.
      Under U.S. GAAP, as defined by EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the purchase price will be based on (i) the market price of CGG’s ADSs over a reasonable period of time before and after the terms of the business combination were agreed to and announced (September 5, 2006), (ii) any cash consideration paid to the Veritas stockholders and (iii) any costs directly attributable to the business combination.

      The excess of the cost of the business combination over CGG’s interest in the net fair value of Veritas’ identifiable assets, liabilities and contingent liabilities will be accounted for as goodwill.
      In applying this method, the measurement of Veritas’ acquired assets and liabilities assumed could differ materially from their carrying value in Veritas’ books.
      When it reconciles its financial statements to U.S. GAAP, CGG will also account for the merger using the purchase method of accounting for combinations as defined by SFAS 141.
      Under both IFRS and U.S. GAAP, Veritas will be fully consolidated by CGG.
Listing of CGG Ordinary Shares and ADSs
      CGG will use its reasonable best efforts to cause the CGG ADSs to be issued in connection with the merger (and underlying CGG ordinary shares) to be approved for listing on the NYSE upon the completion of the merger. Approval of the listing on the NYSE of the CGG ADSs to be issued pursuant to the merger is a condition to each party’s obligation to complete the merger.
Delisting and Deregistration of Veritas Common Stock
      If the merger is completed, Veritas common stock and the preferred stock rights associated with the common stock will be delisted from the NYSE and deregistered under the Exchange Act.
Restrictions on Sales of CGG ADSs Received in the Merger
      The CGG ADSs to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for CGG ADSs issued to any person who is deemed to be an “affiliate” of Veritas under the Securities Act at the time of the Veritas special meeting. Persons who may be deemed to be “affiliates” of Veritas prior to the merger include individuals or entities that control, are controlled by, or are under common control with, Veritas prior to the merger, and may include officers and directors, as well as significant stockholders of Veritas prior to the merger. Affiliates of Veritas prior to the merger may not sell any of the CGG ADSs received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.
      Veritas has agreed to use its reasonable best efforts to cause each person identified as an affiliate of Veritas at the time of the Veritas special meeting to deliver, on or prior to the effective time of the merger, a letter agreement providing, among other things, that such person agrees not to transfer any CGG ADSs received pursuant to the merger in violation of the Securities Act. Persons identified as affiliates will be unable to exchange their Veritas common stock for the merger consideration until they execute such letter agreement.

THE MERGER AGREEMENT
      The following summary describes selected material provisions of the merger agreement, which is attached as Annex A to this proxy statement/ prospectus and is incorporated by reference herein. This summary may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the merger agreement in its entirety.
      The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about CGG or Veritas. Such information can be found elsewhere in this proxy statement/ prospectus and in the public filings that CGG and Veritas make with the SEC, which are available without charge through the SEC’s website at http://www.sec.gov.
      The representations and warranties described below and included in the merger agreement were made by each of CGG and Veritas to the other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally applicable under federal securities laws. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between CGG and Veritas, rather than to establish matters as facts. The merger agreement is described in this proxy statement/ prospectus and attached as Annex A hereto only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding CGG, Veritas or their respective businesses. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about CGG or Veritas, and you should read the information provided elsewhere in this proxy statement/ prospectus and in the documents incorporated by reference into this proxy statement/ prospectus for information regarding CGG and Veritas and their respective businesses. See “Additional Information — Where You Can Find More Information.”
Structure of the Merger
      Pursuant to the terms and subject to the conditions of the merger agreement, at the effective time, Volnay Acquisition Co. I, a wholly-owned subsidiary of CGG, will merge with and into Veritas, and immediately thereafter, Veritas will, in a second merger, merge with and into Volnay Acquisition Co. II, another wholly-owned subsidiary of CGG, with Volnay Acquisition Co. II continuing its corporate existence and surviving the merger as a wholly-owned subsidiary of CGG.
Effective Time of the Merger
      The closing of the merger and the other transactions contemplated by the merger agreement will occur no later than the second business day after all of the conditions to the completion of the merger contained in the merger agreement have been satisfied or waived, or at such other time as CGG and Veritas may agree. Contemporaneously with, or as soon as practicable after the closing, the appropriate parties will file a certificate of merger with the Secretary of State of the State of Delaware. The merger will become effective upon the filing of the certificate of merger or at such other time as CGG and Veritas agree in writing and specify in the certificate of merger.
Merger Consideration
      The merger agreement provides that at the effective time of the merger each share of Veritas common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive either a number of CGG ADSs or an amount of cash as described below.
      Veritas stockholders will have the right to elect to receive either cash or CGG ADSs with respect to each share of Veritas common stock they hold, meaning that each Veritas stockholder may elect to receive his or her merger consideration entirely in cash, entirely in CGG ADSs or in a combination of cash and

CGG ADSs, subject in each case to the proration procedures described below. See “— Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Proration — Election Procedure” and “— Proration.” The number of CGG ADSs to be received for each share of Veritas common stock being converted into CGG ADSs are referred herein to as the “per share ADS consideration,” and the amount of cash to be received for each share of Veritas common stock being converted into cash are referred to herein as the “per share cash consideration.”
      Based on the number of shares of Veritas common stock outstanding on July 31, 2006, CGG would issue approximately 41 million ADSs and pay approximately $1.33 billion in cash pursuant to the merger. Those amounts will be adjusted upwards depending on the actual number of shares of Veritas common stock outstanding at the effective time of the merger, which will increase if Veritas issues any shares in accordance with the terms of the merger agreement, such as through the issuance of stock options or conversion of the Veritas convertible bonds. Based on the outstanding shares of Veritas common stock on July 31, 2006 and the maximum number of additional shares of Veritas common stock that may be issued in accordance with the merger agreement pursuant to the exercise of outstanding Veritas stock options or the conversion of the Veritas convertible bonds or otherwise, the aggregate number of ADSs that CGG would issue pursuant to the merger is approximately 49.8 million and the aggregate amount that CGG would pay in cash is approximately $1.61 billion.
      Holders of Veritas convertible bonds who do not convert prior to the election deadline will be entitled to receive upon conversion the merger consideration that a holder of no election shares would receive pursuant to the merger. See “— Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; and Proration — Election Procedure.” If such consideration consists entirely of CGG ADSs, CGG will be required to issue, upon conversion of Veritas’ convertible bonds, up to 10.0 million more CGG ADSs than if the convertible bondholders had converted prior to the merger date (although the cash portion of the maximum merger consideration set out above would be correspondingly reduced). If such consideration consists entirely of cash, CGG will be required to pay, upon conversion of Veritas’ convertible bonds, up to $165 million more cash than if the convertible bondholders had converted prior to the merger date (although the ADS portion of the maximum merger consideration set out above would be correspondingly reduced).
      The amount of the per share ADS consideration or per share cash consideration that will be paid to Veritas stockholders for each share of Veritas common stock cannot be determined until the effective time of the merger because, as detailed below, the per share ADS consideration and per share cash consideration are calculated based on the market price for the CGG ADSs over a trading period that ends three calendar days before the effective time of the merger. CGG will issue a press release that discloses the amount of the per share ADS consideration and the amount of the per share cash consideration once such amounts are known.
      Subject to the proration procedures described below, the per share cash consideration that will be paid for each share of Veritas common stock in respect of which a cash election is made will be the amount calculated by dividing the “aggregate consideration” by the “total common stock amount.” The discussion also includes references to that amount as the “per share consideration.”

•	The “aggregate consideration” is the dollar amount of the sum of:

•	the product of (1) the aggregate number of CGG ADSs that CGG will issue pursuant to the merger (which is generally the product of 2.2501 and 50.664% of the “total common stock amount”) and (2) the “average CGG ADS value” (referred to in the merger agreement as the “final parent depository share price”), and

•	the aggregate amount of cash CGG will pay pursuant to the merger (which is generally the product of (1) 49.336% of the total common stock amount and (2) $75.00). This aggregate amount of cash is referred to as the “total cash amount.”

•	The “average CGG ADS value” is the average of the per share closing prices of CGG ADSs on the NYSE as reported in The Wall Street Journal during the 20 consecutive trading day period during which the CGG ADSs are traded on the NYSE ending on the third calendar day immediately prior to the effective time of the merger (or, if such calendar day is not a trading day, ending on the trading day immediately preceding such calendar day). This 20 consecutive trading day period is referred to as the “valuation period.”

•	The “total common stock amount” is the total number of shares of Veritas common stock outstanding immediately prior to the effective time of the merger; provided that, for purposes of determining the aggregate consideration, the total common stock amount will not exceed the sum of 35,985,254 (the number of shares of Veritas common stock outstanding on July 31, 2006, a cut-off date used in the merger agreement for purposes of this determination) and the number of shares of Veritas common stock permitted to be issued by Veritas prior to the merger under the terms of the merger agreement, including through the issuance of stock options or through the conversion of the Veritas convertible bonds.
      Subject to the proration procedure described below, the per share ADS consideration to be paid for each share of Veritas common stock in respect of which an ADS election is made will be the number of CGG ADSs equal to the “exchange ratio,” which is the number obtained by dividing the per share consideration by the average CGG ADS value.
      The formula described above is designed to substantially equalize the value of the consideration to be received for each share of Veritas common stock pursuant to the merger at the time the calculation is made regardless of whether a Veritas stockholder elects to receive cash, CGG ADSs or a combination of cash and CGG ADSs. CGG and Veritas deemed this equalization mechanism to be desirable because the value of the CGG ADSs will fluctuate between September 4, 2006, the date the parties entered into the merger agreement and the effective time of the merger. The value of the merger consideration to be received with respect to each share of Veritas common stock will be equal to $37.00 plus approximately $1.14 per $1.00 of average CGG ADS value. However, because the value of the CGG ADSs will continue to fluctuate between the time the per share consideration is calculated and the time that the merger consideration is received by Veritas stockholders, the value of the per share ADS consideration actually received by a Veritas stockholder may differ from the value of the per share ADS consideration at the time of the calculation.
      The formula is also designed to fix the amount of cash and the number of CGG ADSs to be paid and issued, respectively, pursuant to the merger (in each case subject to upward adjustment in the event that any shares of Veritas common stock are issued in accordance with the merger agreement pursuant to the exercise of outstanding Veritas stock options or conversion of Veritas convertible bonds or otherwise). Because the amount of cash and the number of CGG ADSs to be paid and issued, respectively, pursuant to the merger are fixed, the percentage of shares of Veritas common stock that will be exchanged for CGG ADSs and the percentage that will be exchanged for cash will depend upon the average CGG ADS value. The higher the average CGG ADS value, the greater the percentage of shares of Veritas common stock that will be exchanged for CGG ADSs and the lower the average CGG ADS value, the greater the percentage of shares of Veritas common stock that will be exchanged for cash.
      For example, if the average CGG ADS value is $30.00, a Veritas stockholder receiving CGG ADSs in exchange for shares of Veritas common stock would receive 2.373 CGG ADSs per share of Veritas common stock, having a value of approximately $71.20 per share based on such average CGG ADS value, and a Veritas stockholder receiving cash in exchange for shares of Veritas common stock would receive $71.20 in cash per share of Veritas common stock, subject in each case to the proration procedures described below. Based on an average CGG ADS value of $30.00, approximately 48.03% of the outstanding shares of Veritas common stock would be exchanged for CGG ADSs, and approximately 51.97% would be exchanged for cash.

      The greater the average CGG ADS value, the lesser the number of shares of Veritas common stock that will be exchanged for cash and the greater the number of shares that will be exchanged for CGG ADSs. For example, if the average CGG ADS value is $35.00, then approximately 48.12% of the outstanding shares of Veritas common stock would be exchanged for cash, and approximately 51.88% would be exchanged for CGG ADSs. If the average CGG ADS value is $35.00, a Veritas stockholder receiving CGG ADSs would receive 2.1972 CGG ADSs per share of Veritas common stock having a value of approximately $76.90 per share based on such average CGG ADS value, and a Veritas stockholder receiving cash would receive $76.90 in cash per share of Veritas common stock, subject in each case to the proration procedures described below.
      Conversely, the lower the average CGG ADS value, the greater the number of shares of Veritas common stock that will be exchanged for cash and the lesser the number of shares that will be exchanged for CGG ADSs. For example, if the average CGG ADS value is $25.00, then approximately 56.49% of the outstanding shares of Veritas common stock would be exchanged for cash, and approximately 43.51% would be exchanged for CGG ADSs. If the average CGG ADS value is $25.00, a Veritas stockholder receiving CGG ADSs would receive 2.6201 CGG ADSs per share of Veritas common stock having a value, based on such average CGG ADS value, of $65.50 per share (assuming the market price of the CGG ADSs remained constant from the end of the valuation period through the effective time of the merger), and a Veritas stockholder receiving cash would receive $65.50 in cash per share of Veritas common stock, subject in each case to the proration procedures described below.

      The following table sets forth, based on various hypothetical average CGG ADS values, the per share cash consideration and the per share ADS consideration, as well as the value of such per share ADS consideration based on the hypothetical average CGG ADS values. The table also shows the percentage of outstanding shares of Veritas common stock that would be converted into CGG ADSs and cash based on such average CGG ADS value. The table is based on the assumption that no Veritas stock options have been exercised and no Veritas convertible bonds have been converted following the date of this proxy statement/ prospectus and prior to the effective time of the merger, that no additional shares of Veritas common stock are otherwise issued following the date of this proxy statement/ prospectus and that the number of exchangeable shares of Veritas common stock is 35,985,254 (the number of shares of Veritas common stock outstanding on July 31, 2006). To the extent that the number of shares of Veritas common stock outstanding increases in accordance with the merger agreement (whether as a result of the exercise of outstanding Veritas stock options or conversion of Veritas convertible bonds or otherwise), the number of shares of Veritas common stock exchanged for merger consideration will increase and the aggregate transaction value will increase, but there will be no change in the per share ADS consideration or per share cash consideration. Each additional share of Veritas common stock will increase the aggregate transaction value by approximately 1.14 CGG ADSs and $37.00 in cash.

				Approximate Percentage
			Value of per Share	of Merger Consideration
Average CGG	Per Share Cash	Per Share ADS	ADS
ADS Value	Consideration	Consideration	Consideration(1)	In ADSs	In Cash

$30.00	$71.20	2.3734	$71.20	48.03%	51.97%
$30.50	$71.77	2.3532	$71.77	48.44%	51.56%
$31.00	$72.34	2.3336	$72.34	48.85%	51.15%
$31.50	$72.91	2.3147	$72.91	49.25%	50.75%
$32.00	$73.48	2.2963	$73.48	49.64%	50.36%
$32.50	$74.05	2.2785	$74.05	50.03%	49.97%
$33.00	$74.62	2.2613	$74.62	50.41%	49.59%
$33.50	$75.19	2.2445	$75.19	50.79%	49.21%
$34.00	$75.76	2.2283	$75.76	51.16%	48.84%
$34.50	$76.33	2.2125	$76.33	51.52%	48.48%
$35.00	$76.90	2.1972	$76.90	51.88%	48.12%
$35.50	$77.47	2.1823	$77.47	52.24%	47.76%
$36.00	$78.04	2.1678	$78.04	52.59%	47.41%
$36.50	$78.61	2.1537	$78.61	52.93%	47.07%
$37.00	$79.18	2.1400	$79.18	53.27%	46.73%
$37.50	$79.75	2.1267	$79.75	53.60%	46.40%
$38.00	$80.32	2.1137	$80.32	53.93%	46.07%
$38.50	$80.89	2.1011	$80.89	54.26%	45.74%
$39.00	$81.46	2.0888	$81.46	54.58%	45.42%
$39.50	$82.03	2.0767	$82.03	54.89%	45.11%
$40.00	$82.60	2.0650	$82.60	55.20%	44.80%
$41.00	$83.74	2.0425	$83.74	55.81%	44.19%
$41.50	$84.31	2.0316	$84.31	56.11%	43.89%
$42.00	$84.88	2.0210	$84.88	56.41%	43.59%
$42.50	$85.45	2.0106	$85.45	56.70%	43.30%
$43.00	$86.02	2.0005	$86.02	56.99%	43.01%
$43.50	$86.59	1.9906	$86.59	57.27%	42.73%
$44.00	$87.16	1.9809	$87.16	57.55%	42.45%
$44.50	$87.73	1.9715	$87.73	57.82%	42.18%
$45.00	$88.30	1.9623	$88.30	58.10%	41.90%

(1)	Based on the hypothetical average CGG ADS values.

     The actual value of the cash consideration or number of CGG ADSs that you will receive for each share of Veritas common stock you hold may differ from the hypothetical amounts shown in this example because the actual amounts can only be determined after the effective time of the merger based on a formula set forth in the merger agreement and described in this proxy statement/ prospectus. CGG will issue a press release that discloses the amount of the per share ADS consideration and the amount of the per share cash consideration once such amounts are known. See “Risk Factors — Because the market price of CGG ADSs will fluctuate, Veritas stockholders cannot be sure of the value of the merger consideration they will receive.”
      No assurance can be given that the current fair market value of CGG ADSs will be equivalent to the fair market value of CGG ADSs on the date that the merger consideration is received by a Veritas stockholder or at any other time. The actual fair market value of the CGG ADSs received by Veritas stockholders depends upon the fair market value of CGG ADSs upon receipt, which may be higher or lower than the average CGG ADS value or the market price of CGG ADSs on the date the merger was announced, on the date that this proxy statement/ prospectus is mailed to Veritas’ stockholders, on the date a Veritas stockholder makes an election with respect to the merger consideration, or on the date of the special meeting of Veritas stockholders.
      If, between the date of the merger agreement and the effective time of the merger, the CGG ADSs are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or similar readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share ADS consideration.
      No fractional CGG ADSs will be issued to any holder of Veritas common stock in connection with the merger. For each fractional ADS that would otherwise be issued, CGG will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of CGG ADSs on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the merger occurs. No interest will be paid or accrued on cash payable in lieu of fractional CGG ADSs.

Appraisal Rights
      In the event any holder of Veritas common stock is required to receive cash (other than cash in lieu of fractional CGG ADSs) as consideration in the merger, the shares of Veritas common stock outstanding immediately prior to the effective time of the merger and held by a holder who has not voted in favor of, or consented in writing to, the adoption of the merger agreement and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware will not be converted into the right to receive the merger consideration, but such holder will be entitled to seek an appraisal of such shares under the General Corporation Law of the State of Delaware, unless and until the dissenting holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal and payment under the General Corporation Law of the State of Delaware. If, after the effective time of the merger, a dissenting stockholder fails to perfect or effectively withdraws or loses his or her right to appraisal, his or her shares of Veritas common stock will be treated as if they had been converted as of the effective time of the merger into the right to receive the merger consideration without interest or dividends thereon. A copy of Section 262 of the General Corporation Law of the State of Delaware, which sets forth the appraisal rights, is attached hereto as Annex F.
Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Proration
      The conversion of shares of Veritas common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, The Bank of New York, as exchange agent, will exchange certificates formerly representing shares of Veritas common stock for merger consideration to be received in the merger pursuant to the merger agreement.

Exchange Procedures
      Prior to the effective time of the merger, CGG will deposit with The Bank of New York (the depositary for CGG ADSs and the exchange agent in connection with the merger) the number of CGG ordinary shares equal to one-fifth of the aggregate number of CGG ADSs to be issued as merger consideration, and sufficient cash for the benefit of holders of shares of Veritas common stock to be converted into the merger consideration.
      Soon after the effective time of the merger, the exchange agent will send a letter of transmittal to each person who was a Veritas stockholder at the effective time of the merger who has not previously and properly surrendered certificates representing shares of Veritas common stock to the exchange agent in connection with an election as described below. This mailing will contain instructions on how to surrender certificates formerly representing shares of Veritas common stock (if these certificates have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.
      If certificates formerly representing shares of Veritas common stock are presented for transfer after the effective time of the merger, they will be exchanged for the merger consideration into which the shares of Veritas common stock formerly represented by that certificate shall have been converted.

Distributions with Respect to Unexchanged Veritas Common Stock
      After the effective time of the merger, holders of shares of Veritas common stock will be entitled to dividends and other distributions payable with a record date after the effective time of the merger with respect to the number of CGG ADSs (or the underlying CGG ordinary shares) to which they are entitled upon exchange of their shares of Veritas common stock, without interest, but they will not be paid any dividends or other distributions on such CGG ADSs (or the underlying CGG ordinary shares) until they surrender their shares of Veritas common stock to the exchange agent in accordance with the exchange agent’s instructions. After the effective time of the merger, there will be no transfers on the stock transfer books of Veritas of any shares of Veritas common stock.

Fractional Shares
      Fractional CGG ADSs will not be delivered pursuant to the merger. Instead, each holder of shares of Veritas common stock who would otherwise be entitled to receive a fractional CGG ADS pursuant to the merger will be entitled to receive a cash payment, in lieu thereof, in an amount equal to the product of (1) the average of the closing sale prices of CGG ADSs on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the effective time of the merger and (2) the fraction of a CGG ADS which such holder would otherwise be entitled to receive.

Termination of Exchange Fund
      Any portion of the merger consideration, or dividends payable pursuant to the merger agreement, made available to the exchange agent that remains unclaimed by holders of shares of Veritas common stock for nine months after the effective time of the merger will be returned to CGG. Thereafter, a holder of Veritas common stock must look only to CGG for payment of the merger consideration to which the holder is entitled under the terms of the merger agreement. Any amounts remaining unclaimed by holders of shares of Veritas common stock three years after the effective time of the merger (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental authority) will become the property of CGG free and clear of any liens.

Lost Stock Certificates
      If a certificate formerly representing shares of Veritas common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding
      Each of CGG, the combined corporation and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Veritas stockholder the amounts it is required to deduct and withhold under the Internal Revenue Code or any state, local or foreign tax law. Withheld amounts will be treated for all purposes of the merger as having been paid to the Veritas stockholders from whom they were withheld.

Adjustments to Prevent Dilution
      The merger consideration will be adjusted to provide holders of shares of Veritas common stock the same economic effect contemplated by the merger agreement if at any time between the signing and closing of the merger, there is any change in the outstanding shares of capital stock of Veritas or CGG, by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment, or stock dividend with a record date during such period. CGG may not take any action prior to the effective time of the merger that would cause each CGG ADS to represent more or less than one-fifth of one CGG ordinary share.

Election Procedure
      Subject to the proration mechanism described below, each Veritas stockholder may elect to receive cash or CGG ADSs with respect to each of his or her shares of Veritas common stock.
      Cash Election Shares. Stockholders who elect to receive cash for some or all of their shares of Veritas common stock will receive the per share cash consideration in respect of that portion of such holder’s shares of Veritas common stock equal to such holder’s cash election, subject to the proration mechanism described below. In this discussion, the shares of Veritas common stock for which cash elections have been made are referred to as “cash election shares.”
      ADS Election Shares. Stockholders who elect to receive CGG ADSs for some or all of their shares of Veritas common stock will receive the per share ADS consideration in respect of that portion of such holder’s shares of Veritas common stock equal to such holder’s ADS election, subject to the proration mechanism described below. In this discussion, the shares for which ADS elections have been made are referred to as “ADS election shares.”
      No Election Shares. Veritas stockholders who do not make a valid election will be deemed to have made “no election” with respect to those shares of Veritas common stock. Veritas stockholders who are deemed to have made no election with respect to some or all of their shares will receive the per share ADS consideration unless there is an oversubscription of the ADS consideration, in which case they may receive the per share cash consideration for some or all of those shares of Veritas common stock. In this discussion, the shares of Veritas common stock with respect to which stockholders have made no election are referred to as “no election shares.” See “— Proration” beginning on page 101 of this proxy statement/ prospectus.
      For example, assuming a Veritas stockholder holds 100 shares of Veritas common stock (and that the average CGG ADS value is $32.50), if such stockholder made:

•	a cash election with respect to all the shares he or she would receive approximately $7,405 in cash;

•	an ADS election with respect to all the shares he or she would receive 227 CGG ADSs (and cash in lieu of 0.85 of a fractional CGG ADS); and

•	a cash election with respect to some of the shares and an ADS election with respect to some of the shares, he or she would receive approximately $74.05 for each cash election share and 2.2785 CGG ADSs for each ADS election share. Assuming 50 cash election shares and 50 ADS election shares, the Veritas stockholder would receive approximately $3,702.50 in cash, 113 CGG ADSs and cash in lieu of 0.925 of a fractional CGG ADS.

      The actual proration of cash and ADSs would be subject in each case to the proration procedures described under the heading “— Proration” beginning on page 101 of this proxy statement/ prospectus.
      A fixed number of CGG ADSs will be issued and a fixed amount of cash will be paid pursuant to the merger. Accordingly, there is no assurance that a holder of shares of Veritas common stock will receive the form of consideration that the holder elects with respect to any or all shares of Veritas common stock held by that holder. If the elections result in an oversubscription with respect to shares of Veritas common stock that would otherwise receive either the per share ADS consideration or the per share cash consideration, the procedures for allocating CGG ADSs and cash described below under “— Proration” will be followed by the exchange agent. See “Risk Factors — Veritas stockholders may receive a form or combination of consideration different from what they elect.”
      Election Form. Each Veritas stockholder received an election form and other appropriate and customary transmittal materials. Each election form allows the holder to specify that the holder (1) elects to receive the per share ADS consideration for all of such holder’s Veritas shares, (2) elects to receive the per share cash consideration for all of such holder’s Veritas shares or (3) elects to receive a combination of per share ADS consideration and per share cash consideration. CGG will also make available forms of election to persons who become holders of shares of Veritas common stock subsequent to the record date for the Veritas special meeting up until the close of business on the business day prior to the election deadline. To receive an election form, please contact the information agent, Mellon Investor Services, at (866) 293-6622 or call collect (201) 680-6590.
      Holders of shares of Veritas common stock who wish to elect the type of merger consideration they will receive pursuant to the merger should carefully review and follow the instructions set forth in the election form. Shares of Veritas common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m., New York City time, on January 10, 2007, will be deemed no election shares.
      To make an election, a holder of shares of Veritas common stock must submit a properly completed election form and stock certificates so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. An election form will be properly completed only if accompanied by certificates representing all shares of Veritas common stock covered by the election form (or a properly completed notice of guaranteed delivery) in lieu of stock certificates. If a Veritas stockholder cannot deliver his or her stock certificates to the exchange agent by the election deadline, a stockholder may deliver a notice of guaranteed delivery promising to deliver his or her stock certificates, as described in the election form, so long as (1) the guarantee of delivery is from a firm which is a member of the NYSE or another registered national securities exchange or a commercial bank or trust company having an office in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery. If you own shares of Veritas common stock in “street name” by your broker or other nominee and you wish to make an election, you should seek instructions from the broker or other nominee holding your shares of Veritas common stock concerning how to make your election.
      An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of shares of Veritas common stock making a revocation, return the certificates of Veritas common stock submitted by that holder, and that holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding these matters will be binding and conclusive. Neither CGG nor the exchange agent will be under any obligation to notify any person of any defects in an election form. If you instructed a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions.

      Shares of Veritas common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed no election shares. If it is determined that any purported cash election or ADS election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Proration
      A fixed total number of CGG ADSs will be issued and a fixed total amount of cash will be paid pursuant to the merger, in each case subject to upward adjustment in the event that any shares of Veritas common stock are issued in accordance with the merger agreement pursuant to outstanding Veritas stock options, Veritas convertible bonds or otherwise. If the elections of all of the Veritas stockholders result in an oversubscription of the pool of cash or CGG ADSs, the pool of cash or CGG ADSs will not be increased. Rather, the exchange agent will allocate between cash and CGG ADSs in the manner described below. Accordingly, there is no assurance that you will receive the form or combination of consideration that you elect with respect to all of the shares of Veritas common stock you hold. See “Risk Factors — Veritas stockholders may receive a form or combination of consideration different from what they elect.”
      Oversubscription of the Cash Consideration. If the aggregate cash amount that would be paid upon the conversion in the merger of the cash election shares is more than the total cash amount, then:

•	all ADS election shares and no election shares will be converted into the right to receive the per share ADS consideration;

•	the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of cash election shares and switch them to ADS election shares such that the aggregate cash amount that will be paid pursuant to the merger equals as closely as practicable the total cash amount;

•	all cash election shares selected by the exchange agent through the pro rata selection process described above will be converted into the right to receive the per share ADS consideration; and

•	the cash election shares that have not been selected by the exchange agent to be converted into the per share ADS consideration will be converted into the right to receive the per share cash consideration.
      Oversubscription of the ADS Consideration. If the aggregate cash amount that would be paid upon the conversion in the merger of the cash election shares is less than the total cash amount, then:

•	all cash election shares will be converted into the right to receive the per share cash consideration;

•	the exchange agent will then select from among the no election shares and then, if necessary, from among the ADS election shares, in each case by a pro rata selection process, a sufficient number of ADS election shares and switch them to cash election shares such that the aggregate cash amount that will be paid pursuant to the merger equals as closely as practicable the total cash amount;

•	all no election and ADS election shares selected by the exchange agent through the pro rata selection process described above will be converted into the right to receive the per share cash consideration; and

•	the ADS election shares and any no election shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the right to receive the per share ADS consideration.
      CGG will cause the exchange agent to carry out the proration described above based on calculations prepared by CGG within five business days after the election deadline, unless the merger has not been completed, in which case the proration will be completed as soon as practicable after the effective time of the merger. The exchange agent will use an equitable pro rata allocation process to be mutually determined by Veritas and CGG.

      Because the United States federal income tax consequences of receiving cash or CGG ADSs, or both cash and CGG ADSs, will differ, Veritas stockholders are urged to read carefully the information set forth under the heading “— Certain Material U.S. Federal Income Tax Consequences” and to consult their tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the ADS consideration can fluctuate in value from the determination made during the valuation period, the economic value per share received by Veritas stockholders who receive the ADS consideration may, as the date of receipt by them, be more or less than the amount of cash consideration per share received by Veritas stockholders who receive cash consideration.

Dividends and Distributions
      Until you surrender your Veritas stock certificates for exchange, any dividends or other distributions declared after the effective time with respect to CGG ADSs into which any of your shares of Veritas common stock may have been converted will accrue, but will not be paid. When you surrender your certificates, CGG will pay any unpaid dividends or other distributions, without interest.

Treatment of Stock Options
      Veritas and CGG intend to amend the merger agreement to provide that all stock options to acquire shares of Veritas common stock under the Veritas stock option plans, (including Veritas’ 1992 Non-Employee Director Stock Option Plan, 2001 Key Employee Non-Qualified Stock Option Plan and Share Incentive Plan) that are outstanding and unexercised prior to the effective time of the merger, whether or not vested, will be canceled and converted into the right to receive the following consideration. Holders of Veritas unexercised, outstanding stock options will be entitled to receive, for each share of Veritas common stock subject to a stock option immediately prior to the cancellation and conversion, an amount in cash equal to the excess, if any, of the per share cash consideration over the exercise price per share under the stock option immediately prior to the cancellation and conversion, less applicable taxes. CGG will pay to Veritas the aggregate amount required to be paid to Veritas stock option holders pursuant to these provisions on or promptly after the effective time of the merger time and will cause Veritas to pay to Veritas stock option holders, by a wire transfer of immediately available funds, the amounts to which they are entitled. Each option to purchase shares of Veritas common stock pursuant to the Veritas 1992 Employee Non-Qualified Stock Option Plan which is outstanding and unexercised as of the effective time of the merger, whether or not vested, will be cancelled and no consideration will be paid in connection with such cancellation. Options that are currently outstanding and unexercised under that plan, however, may be exercised in accordance with their terms prior to the effective time of the merger.
      All Veritas stock option plans and any other plan providing for the issuance, transfer or grant of any capital stock of Veritas will terminate as of the effective time of the merger.
      A holder of Veritas stock options who wishes to have the right to elect whether and to what extent he wishes to receive cash or shares of CGG ADSs in the merger may, if permitted by the terms of the relevant stock option plan, exercise his or her stock options, to the extent then vested and exercisable, in accordance with the relevant plan sufficiently in advance of the election deadline and return a properly completed election form prior to the election deadline of 5:00 p.m. New York time on January 10, 2007 with respect to the shares of Veritas common stock issued on exercise. As to any outstanding unvested options, which are not exercisable in this manner (except outstanding options under the Veritas 1992 Employee Non-Qualified Stock Option Plan), the cancellation and cash payment described above will apply.

Treatment of Convertible Bonds
      Pursuant to the merger agreement and Section 10.11 of the indenture, dated as of March 3, 2004 by and between Veritas and U.S. Bank National Association, as trustee, governing the Veritas convertible bonds, the outstanding Veritas convertible bonds will, following the merger and the execution of a supplemental indenture, remain outstanding and be entitled to receive upon conversion the merger consideration that a holder of no election shares would receive, which will not be determinable until after the election deadline. In such case, the conversion of the bonds will be deemed to take place solely into shares of Veritas common stock, without any cash repayment of the principal.
      A holder of the convertible bonds who converts into shares of Veritas common stock pursuant to Section 10.01 of the indenture prior to the election deadline may elect to receive cash or ADSs or a combination of cash and ADSs in the same manner as other Veritas stockholders, subject to the election procedures and proration mechanisms described in this proxy statement/ prospectus. A holder of shares of Veritas convertible bonds that wishes to have the right to make an election should tender his convertible bonds for conversion sufficiently in advance of the election deadline and return a properly completed election form prior to the election deadline of 5:00 p.m. New York time on January 10, 2007, with respect to the shares of Veritas common stock issued on conversion.
      A holder of Veritas convertible bonds who wishes to receive Veritas shares before the election deadline must tender his convertible bonds for conversion no later than December 21, 2006. Under section 10.02(b) of the indenture governing the convertible bonds (filed as Exhibit 4.2 to the current report on Form 8-K filed by Veritas with the SEC on March 3, 2004), holders of convertible bonds do not become record holders of Veritas stock until, at the earliest, the determination date. Under section 10.14 of the indenture, the determination date is defined as the 10th trading day on the NYSE beginning on the second trading day on the NYSE following the day the relevant convertible bonds are tendered for conversion. If a bondholder tenders his convertible bonds for conversion on December 21, 2006, the ten trading day period will begin on December 26, 2006 and will end on January 9, 2006.
Corporate Governance Matters

Appointment of Directors
      CGG will take all necessary corporate action to increase the size of the CGG board of directors by up to five members and to appoint Veritas directors immediately following the effective time of the merger to fill the vacancies on the CGG board of directors created by such increase. CGG, through the CGG board of directors and subject to the CGG board’s fiduciary duties to the shareholders of CGG, will take all necessary action to recommend that Veritas directors be elected to the CGG board of directors in the circular of CGG relating to the first annual meeting of the shareholders of CGG following the closing of the merger.
      At the meeting of CGG shareholders for the purpose of obtaining approval to the issuance of CGG ordinary shares underlying the CGG ADSs to be issued pursuant to the merger agreement, CGG will nominate up to five Veritas directors (including Thierry Pilenko, chairman and CEO of Veritas) to the board of directors of the combined company effective as of, and conditioned upon, the occurrence of the effective time of the merger. Each nominee, if elected, will serve for a term of six years. Following the effective time of the merger, the newly elected directors will serve on the board of directors of the combined company together with the current members of the CGG board of directors.
Representations and Warranties
      The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. Each of Veritas, on the one hand, and CGG, Volnay Acquisition Co. I and Volnay Acquisition Co. II, on the other hand, has made representations and warranties to the other in the merger agreement with respect to some or all of the following subject matters:

•	corporate existence, good standing and qualification to conduct business;

•	capitalization, including ownership of subsidiary capital stock and the absence of restrictions or encumbrances with respect to capital stock of any subsidiary;

•	corporate power and authorization to enter into and carry out the obligations of the merger agreement and the enforceability of the merger agreement;

•	absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into and carrying out the obligations of the merger agreement;

•	governmental, third party and regulatory approvals or consents required to complete the merger;

•	filings and reports with the SEC and financial information;

•	absence of certain changes, events or circumstances;

•	absence of undisclosed liabilities;

•	accuracy of the information supplied for inclusion in this proxy statement/ prospectus;

•	employee benefit plans and ERISA;

•	litigation, government orders, judgments and decrees;

•	compliance with laws;

•	intellectual property;

•	material contracts;

•	tax matters;

•	property and operating equipment;

•	transactions with affiliates;

•	derivative and hedging transactions;

•	disclosure controls and procedures;

•	investment company status;

•	OFAC;

•	recommendations of merger by boards of directors;

•	required vote by stockholders;

•	fees payable to brokers in connection with the merger; and

•	no other representations or warranties.
      Veritas has made additional representations and warranties to CGG in the merger agreement with respect to the following subject matters:

•	environmental matters;

•	insurance;

•	labor and employment matters;

•	the merger will not result in the grant of any rights to any person under Veritas’ rights agreement; and

•	opinion of financial advisor.
      CGG has made additional representations and warranties to Veritas in the merger agreement with respect to the following matters:

•	a commitment letter for financing will be obtained;

•	ownership of company common stock; and

•	takeover statutes.
      Certain representations and warranties of CGG and Veritas are qualified as to materiality or as to “material adverse effect,” which when used with respect to CGG and Veritas means, as the case may be, a material adverse effect on the business, results of operations or condition (financial or other) of such party and its subsidiaries taken as a whole, except to the extent arising or resulting from or caused by, any of the following, which will be excluded from consideration:

•	any change in laws of general applicability or interpretations these laws by courts or governmental entities;

•	changes attributable to or resulting from changes in general industry conditions or general economic conditions, except to the extent that any of these changes affects CGG or Veritas to a greater extent than other companies that are similarly situated in the industry;

•	changes and effects attributable to the announcement or pendency of the merger agreement or the transactions contemplated, by the merger agreement;

•	the failure of such party to meet internal or analysts’ expectations or projections; and

•	compliance by CGG and Veritas with the terms of the merger agreement or the merger or the other transactions contemplated by the merger agreement.
Conditions to the Completion of the Merger
      The completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party’s Obligations
      Each party’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	adoption by Veritas stockholders of the merger agreement;

•	approval by CGG shareholders of the issuance of CGG ordinary shares pursuant to the merger, and the election of the Veritas directors to the board of directors of CGG;

•	absence of any statute, rule, order, decree or regulation, and of any action taken by any court or other governmental entity which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the merger or makes the merger illegal;

•	the waiting period (and any extension thereof) applicable to the consummation of the merger under the HSR Act will have expired or been terminated (which occurred on October 25, 2006);

•	all required approvals by the European Commission applicable to the merger under applicable competition laws, including the EC Merger Regulation, will have been obtained or any applicable waiting period thereunder will have been terminated or will have expired (although CGG and Veritas do not expect any such approvals by the European Commission will be required);

•	the receipt of all consents, authorizations, waiting periods and approvals of all governmental entities in certain jurisdictions required to be obtained prior to consummation of the merger;

•	effectiveness of the F-4 registration statement, of which this proxy statement/ prospectus constitutes a part, and of the F-6 registration statement, and absence of any stop order or proceedings for such purpose pending before or threatened by the SEC, and the approval (visa) of the “note d’information” by the AMF relating to the CGG ordinary shares to be issued at the effective time of the merger; and

•	CGG ADSs (and, if required, the underlying shares of CGG ordinary shares) issuable to the stockholders of Veritas pursuant to the merger and to the holders of the Veritas convertible debt will have been authorized for listing on the NYSE, subject to official notice of issuance, and the AMF and the Euronext Paris SA will have approved the listing of CGG ordinary shares to be issued at the effective time of the merger.

Additional Conditions to Veritas’ Obligations
      The obligation of Veritas to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	accuracy of CGG’s, Volnay Acquisition Co. I’s and Volnay Acquisition Co. II’s representations and warranties contained in the merger agreement both at and as of the date of the merger agreement and at and as of the closing date of the merger, as if made at and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where, in the case of all representations and warranties, the failure to be accurate individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a material adverse effect on CGG other than CGG’s representations and warranties related to its capitalization, corporate power and authority, and the validity of the merger agreement, which must be accurate at and as of the closing date in all respects;

•	the performance in all material respects by CGG, Volnay Acquisition Co. I and Volnay Acquisition Co. II of their respective obligations contained in the merger agreement;

•	absence of any suit, action or proceeding by any court or other governmental entity seeking to restrain, preclude, enjoin or prohibit the merger or any of the other transactions contemplated by the merger agreement;

•	the receipt by Veritas of an opinion of its counsel, dated as of the closing date of the merger, to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code and that each transfer of Veritas common stock to CGG will not be subject to Section 367(a)(1) of the Internal Revenue Code; and

•	CGG will have deposited in the exchange fund cash and CGG ADSs in an amount sufficient to permit payment of the aggregate merger consideration.

Additional Conditions to CGG’s, Volnay Acquisition Co. I’s and Volnay Acquisition Co. II’s Obligations
      The obligations of CGG, Volnay Acquisition Co. I and Volnay Acquisition Co. II to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	accuracy of Veritas’ representations and warranties contained in the merger agreement both at and as of the date of the merger agreement and at and as of the closing date of the merger, as if made at and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where, in the case of all representations and warranties, the failure to be accurate individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a material adverse effect on Veritas other than Veritas’ representations and warranties related to its capitalization, corporate power and authority, and the validity of the merger agreement, which must be accurate at and as of the closing date in all respects;

•	the performance in all material respects by Veritas of its obligations contained in the merger agreement;

•	absence of any suit, action or proceeding by any court or other governmental entity seeking to (1) restrain, preclude, enjoin or prohibit the merger or any of the other transactions contemplated by the merger agreement, or (2) prohibit or limit in any respect the ownership or operation of any of the parties to the merger agreement or any of their respective affiliates of any portion of the business or assets of Veritas and its subsidiaries, or to require any person to dispose of or hold separate any portion of the business or assets of Veritas and its subsidiaries, as a result of the merger or any of the other transactions contemplated by the merger agreement, in any case which would constitute a burdensome condition;

•	the receipt by CGG of an opinion of its counsel, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code;

•	each of the competition and governmental approvals in certain jurisdictions has been obtained without the imposition of any burdensome conditions or restrictions; and

•	at or prior to the effective time of the merger, the CFIUS will have notified CGG in writing that it has determined not to investigate the transactions contemplated by the merger agreement (which occurred on November 16, 2006).

Conduct of Business Pending the Merger

Operations of Veritas
      Veritas has agreed that it will, and will cause its subsidiaries to, during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as expressly contemplated or permitted by the merger agreement, required by applicable law, or agreed to in writing by CGG:

•	conduct the business of Veritas and its subsidiaries only in the ordinary course substantially consistent with past practice;

•	use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its subsidiaries; and

•	use its reasonable best efforts to keep available the services of its current officers and key employees and preserve and maintain existing relations with key customers, suppliers, officers, employees and creditors.
      Veritas has also agreed that it will not, and will not permit any of its subsidiaries to, during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as expressly contemplated or permitted by the merger agreement, required by applicable law, or agreed to in writing by CGG:

•	enter into any new line of business, incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than, and during the same time period set forth in, Veritas’ current capital budget reviewed by the board of directors of Veritas which has been furnished to CGG, other than capital expenditures to repair lost or damaged property or equipment in the ordinary course of business substantially consistent with past practice (though Veritas may prepare and provide to CGG a revised capital budget that the parties agree to negotiate in good faith to approve if the closing has not occurred by January 15, 2007);

•	amend its certificate of incorporation or bylaws or similar organizational documents;

•	declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock;

•	except that Veritas may permit any direct or indirect wholly-owned subsidiary to do any of the following:

•	issue its common stock pursuant to the Veritas convertible debt, stock options, employee stock purchase plan, deferred share units or LTIP plan;

•	issue capital stock or other equity interests to Veritas or any other wholly-owned subsidiary of Veritas;

•	issue LTIP shares pursuant to LTIP awards made prior to the date of the merger agreement;

•	issuances pursuant to the Veritas rights agreement; and

•	if the merger has not been consummated on or prior to December 31, 2006, Veritas may grant options to employees in such amounts, and on such terms and conditions, as shall be reasonably acceptable to CGG;

•	redeem, purchase or otherwise acquire any of its own capital stock, unless such repurchases, redemptions or acquisitions are required under the terms of its capital stock, other outstanding securities, its benefit plans or employment agreements;

•	except for normal increases in the ordinary course of business consistent with past practice (or, with respect to employees, in connection with promotions on a basis consistent with past practice), grant any increase in the compensation or benefits payable or to become payable by Veritas or any of its subsidiaries to any former or current director, officer or employee of Veritas or any of its subsidiaries:

•	except as required to comply with applicable law or any agreement in existence on the date of the merger agreement or as provided in the merger agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any Veritas benefit plan (other than amendments to minimize liability for any additional taxes that may be imposed under Section 409A of the Internal Revenue Code in the absence of such amendment and other than entry into employment agreements with new hires in the ordinary course of business consistent with past practice);

•	enter into employment agreements or, except in accordance with existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of Veritas or any of its subsidiaries (other than grants to new hires in the ordinary course consistent with past practice);

•	change its methods of accounting in effect as of July 31, 2005, except in accordance with changes in U.S. GAAP as concurred to by Veritas independent auditors or as disclosed in the specified Veritas SEC disclosure;

•	acquire any business organization, division or business by merger, consolidation, purchase of an equity interest or assets, or by any other manner, or acquire any assets (other than in the ordinary course of business substantially consistent with past practice);

•	sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any material assets except for (1) the licensing of data or commercial software in the ordinary course of business substantially consistent with past practice, (2) any sale, lease or disposition pursuant to agreements existing on the date of the merger agreement and entered into in the ordinary course of business or disclosed in Veritas’ disclosure letter, (3) sales of surplus or obsolete equipment in the ordinary course of business substantially consistent with past practice or (4) any sale, lease or disposition in an arms length transaction, for not materially less than fair market value and not in excess of $1.0 million individually or $25.0 million in the aggregate;

•	mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject any of its assets to any liens, subject to limited exceptions;

•	pay, discharge or satisfy any material claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of agreements in effect on the date of the merger agreement or entered into after the date of the merger agreement in the ordinary course of business substantially consistent with past practice, and except for any payments, discharges or settlements relating to any litigation that do not exceed $1.0 million individually or $10.0 million in the aggregate;

•	engage in any transaction with (except pursuant to agreements in effect at the time of the merger agreement), or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of Veritas’ affiliates (not including any employees of Veritas or any of its subsidiaries, other than the directors and executive officers thereof);

•	change any tax method of accounting, make or change any material tax election, amend any tax return in any material respect or settle or compromise any material tax liability, other than as required by law or in the ordinary course of business substantially consistent with past practice;

•	take any action that would reasonably be expected to result in (1) any of the conditions to the merger not being satisfied or (2) a material adverse effect on Veritas;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Veritas or any of its subsidiaries (other than the merger) or any agreement relating to an acquisition proposal (except certain confidentiality agreements);

•	incur or assume any long-term debt or incur or assume any short-term indebtedness, except for short-term indebtedness in the ordinary course of business substantially consistent with past practice and in no event exceeding $10.0 million in the aggregate;

•	modify the terms of any material indebtedness or other liability to increase Veritas’ obligations with respect to such indebtedness;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a wholly-owned subsidiary of Veritas), except in the ordinary course of business substantially consistent with past practice and in no event exceeding $10.0 million in the aggregate;

•	make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of Veritas, or by wholly-owned subsidiaries to Veritas, or customary loans or advances to employees in accordance with past practice and short-term investments of cash substantially consistent with past cash management practices;

•	enter into any material commitment or transaction, except in the ordinary course of business substantially consistent with past practice and in no event exceeding $5.0 million in the aggregate;

•	enter into any agreement, understanding or commitment that materially limits Veritas’, the combined company’s or any of each of Veritas’ or the combined company’s subsidiaries’ ability to compete in or conduct any business or line of business, including geographic limitations on Veritas’ or any of its subsidiaries’ activities;

•	terminate any material contract to which it is a party or waive or assign any of its rights or claims in a manner that is materially adverse to Veritas, except in the ordinary course of business consistent with past practice;

•	enter into any material joint venture, partnership or other similar arrangement or materially amend or modify in an adverse manner the terms of (or waive any material rights under) any existing material joint venture, partnership or other similar arrangement (other than any such action between its wholly-owned subsidiaries); or

•	enter into an agreement, contract, commitment or arrangement to take any of the prohibited actions described above.

Operations of CGG
      CGG has agreed that it will, and will cause its subsidiaries to, conduct the business of CGG and its subsidiaries only in the ordinary course substantially consistent with past practices; provided, however, that the foregoing will not be deemed (1) to prohibit CGG or any of its subsidiaries from engaging in any acquisition or divestiture transaction that would not reasonably be expected to materially impair, delay or prevent the consummation of the transactions contemplated by the merger agreement or (2) to prohibit CGG from taking any action in response to an unsolicited proposal to acquire directly or indirectly all or any substantial portion of the assets or equity of CGG or any of its subsidiaries.
      CGG has also agreed that it will not, during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as expressly contemplated or permitted by the merger agreement, required by applicable law, or agreed to in writing by Veritas:

•	declare, set aside or pay any extraordinary, special or other dividend or distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests (except for wholly-owned subsidiaries of CGG);

•	issue, grant, sell, transfer or distribute to any employee of CGG or any of its subsidiaries any options, warrants, calls, commitments or rights of any kind to acquire any CGG ordinary shares, other than in the ordinary course of business substantially consistent with past practices;

•	redeem, purchase or otherwise acquire directly or indirectly any of CGG’s capital stock, except for repurchases, redemptions or acquisitions (1) required by the terms of CGG’s capital stock or any securities outstanding on the date of the merger agreement, (2) contemplated by any CGG plan existing on the date of the merger agreement or (3) pursuant to arrangements described in CGG’s disclosure letter;

•	change its methods of accounting in effect at December 31, 2005, except in accordance with changes in IFRS or applicable law as concurred to by CGG’s independent auditors;

•	amend its articles of association or by-laws in a manner that adversely affects the terms of the CGG ordinary shares;

•	adopt or enter into a plan of complete or partial liquidation or dissolution;

•	take any action that would reasonably be expected to result in (1) any of the conditions to the merger not being satisfied or (2) a material adverse effect on CGG;

•	make any material change to any tax method of accounting, make or change any material tax election, amend any material return or settle or compromise any material tax liability, except where such action would not have a material effect on the tax position of CGG and its subsidiaries taken as a whole; and

•	enter into an agreement, contract, commitment or arrangement to do any of the foregoing.
Covenants

Access to Information and Properties
      During the period prior to the effective time of the merger, upon reasonable notice and subject to applicable laws relating to the exchange of information, CGG and Veritas and their respective subsidiaries will afford to the authorized representatives of the other party reasonable access, during normal business hours, to all of their properties, offices, contracts, books, commitments, records, data and personnel. During this period, each party will make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request. No party or any of its subsidiaries will be required to provide access to or to disclose information if such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law or binding agreement entered into prior to the date of the merger agreement. CGG and Veritas will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
      From the date of the merger agreement until the effective time of the merger, CGG and its authorized representatives, including engineers, advisors and consultants, lenders and financing sources, may enter all or any portion of Veritas’ real property in order to investigate and assess the environmental condition of the real property, or the assets or the businesses of Veritas or any of its subsidiaries. The investigation may include a Phase I environmental site assessment, or similar or related non-invasive investigation. Veritas and its subsidiaries will:

•	cooperate with CGG in conducting any such investigation;

•	allow CGG reasonable access to Veritas’ and its subsidiaries’ respective businesses, real property and assets;

•	grant full permission to conduct any such investigation;

•	provide to CGG all plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of Veritas, its subsidiaries, or any of their predecessors, that are in the possession of Veritas or any of its subsidiaries or are reasonably available to them from any agent, consultant, contractor or other third party service provider; and

•	provide all information relating to environmental matters regarding Veritas’ and its subsidiaries’ respective businesses, real property and assets that are in their possession of or reasonably available to them.
      Veritas will use commercially reasonable efforts to cause each owner of Veritas’ vessels subject to Veritas’ charter to allow CGG to inspect the vessels at any reasonable time and at CGG’s expense, provided that such inspection will be conducted in a manner that does not unreasonably interfere with the operation of the vessels. Any such inspection may include the opening up of the machinery and equipment. Veritas will advise CGG upon request of the location and whereabouts of each vessel to facilitate such an inspection.

Further Action; Reasonable Best Efforts
      Each of the parties to the merger agreement will use its reasonable best efforts to take all actions necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings, and to obtain financing for the merger.
      Each of the parties to the merger agreement will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request and provide the other parties with copies of all filings made by such party with any governmental entity (except for filings available publicly on the SEC’s EDGAR system) or any other information supplied by such party to a governmental entity in connection with the merger agreement and the transactions contemplated thereby; however, neither party is obligated to share any document submitted to a governmental entity that reflects the negotiations between the parties or the valuation of some or all of any party’s business.
      Each of CGG, Volnay Acquisition Co. I, Volnay Acquisition Co. II and Veritas will use their respective reasonable best efforts and will cooperate with the other parties to resolve any objections that may be asserted with respect to the transactions contemplated by the merger agreement under the laws, rules, guidelines or regulations of any governmental entity. Veritas and CGG will file notification and report forms under the HSR Act with the FTC and the Antitrust Division of the Department of Justice, or Antitrust Division, and file any voluntary filings or other notifications required to be filed under the Exon-Florio Amendment with the CFIUS, and in each case will use reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC, the Antitrust Division or the CFIUS for additional information or documentation.
      If at any time after the effective time of the merger, any further action is necessary or desirable to carry out the purposes of the merger agreement, the proper officers and/or directors of the combined corporation will take all such necessary action.

      All of the parties to the merger agreement will use reasonable best efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a governmental entity precluding, restraining, enjoining or prohibiting consummation of the merger.
      None of CGG, Volnay Acquisition Co. I or Volnay Acquisition Co. II will be required to accept, as a condition to obtaining any required approval or resolving any objection of any governmental entity, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any assets or operations of CGG, Volnay Acquisition Co. I or Volnay Acquisition Co. II or any of their respective affiliates or any of the respective businesses of CGG or any of its subsidiaries, including assets or intellectual property rights of Veritas, in each case, which constitutes a “burdensome condition,” meaning any requirement, condition or restriction that, individually or in the aggregate with all other requirements, conditions and restrictions, is reasonably likely to (1) be materially burdensome to CGG, (2) be materially burdensome to Veritas, (3) materially diminish the value of CGG’s business or (4) materially diminish the value of Veritas’ business.

Disclosure Documents
      Veritas and CGG will cooperate with one another (1) in connection with the preparation of this proxy statement/ prospectus, the related registration statement and the necessary CGG corporate documents, (2) in determining whether any action by or in respect of, or filing with, any governmental entity is required, or any consents, approvals or waivers are required to be obtained from the parties to any material contracts, in connection with the consummation of the transactions contemplated by the merger agreement and (3) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with this proxy statement/ prospectus and the related registration statement and the necessary CGG corporate documents and seeking timely to obtain any such actions, consents, approvals or waivers. Veritas may make such reasonable payments and agree to such reasonable modifications or amendments in order to obtain such consents, approvals or waivers that are required to be from the parties to any material contracts in connection with the consummation of the transactions contemplated by the merger agreement. Each of Veritas and CGG shall use reasonable best efforts to have this proxy statement/ prospectus declared effective by the SEC as promptly as practicable. Veritas and CGG will provide the other party copies of any written comments and advise the other party of any oral comments with respect to this proxy statement/ prospectus and the necessary CGG corporate documents received by any governmental entity. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to this proxy statement/ prospectus and the necessary CGG corporate documents prior to filing such documents with any governmental entity, and will provide each other with a copy of all such filings made with such entity.
      If at any time prior to the effective time of the merger, any event or circumstance relating to Veritas, CGG, Volnay Acquisition Co. I and Volnay Acquisition Co. II or any of their respective affiliates, officers or directors, is discovered by such parties that should be set forth in an amendment or supplement to this proxy statement/ prospectus, such party will promptly inform the other parties thereof in writing. No filing of, or amendment or supplement to, this proxy statement/ prospectus and the necessary CGG corporate documents will be made by Veritas or CGG without the consent of the other party. CGG and Veritas have further agreed to use their reasonable best efforts to have such documents declared effective as promptly as practicable.

Stockholders’ Meetings
      Veritas, acting through the Veritas board of directors, will, on a date mutually agreed between Veritas and CGG, which date shall be as soon as practicable and in no event later than 45 days following the date upon which this proxy statement/ prospectus becomes effective and the French “note d’information” is approved by the AMF, take all action necessary, in accordance with its certificate of incorporation and bylaws and with applicable law, to duly call, give notice of, convene and hold a meeting of Veritas stockholders for the purpose of considering and taking action upon this merger agreement. Subject to certain exceptions, the Veritas board of directors will (1) recommend adoption of the merger agreement and (2) use its reasonable best efforts to solicit and obtain such adoption. Even if the Veritas board of directors withdraws, amends or modifies its recommendation, the merger agreement will be submitted to Veritas stockholders at a special meeting for the purpose of adopting the merger agreement.
      CGG, acting through the CGG board of directors, will, on a date mutually agreed between Veritas and CGG, which date shall be as soon as practicable and in no event later than 45 days following the date upon which this proxy statement/ prospectus becomes effective and the French “note d’information” is approved by the AMF, take all action necessary, in accordance with its articles of association and by-laws and with applicable law, to promptly convene and hold an extraordinary meeting of its shareholders. Subject to certain exceptions, the CGG board of directors will (1) recommend approval of the issuance of the CGG ordinary shares underlying the CGG ADSs and (2) use its reasonable best efforts to solicit and obtain such approval. In connection with such meeting, CGG will use its reasonable best efforts to obtain the approval of CGG shareholders to issue the CGG ordinary shares underlying the CGG ADSs and will otherwise comply with all legal requirements applicable to such meeting. Even if the CGG board of directors withdraws, amends or modifies its recommendation, the merger agreement will be submitted to CGG shareholders at an extraordinary meeting for the purpose of approving the issuance of the CGG ordinary shares underlying the CGG ADSs.
      Notwithstanding the obligations of the respective boards of directors of the parties described in the preceding paragraph, the board of directors of either party will be permitted to not recommend or to withdraw or modify in a manner adverse to the other party its recommendation that its stockholders vote in favor of the transactions contemplated by the merger agreement, or recommend any superior proposal but only if all of the conditions described in “— No Solicitation of Alternative Transactions” are satisfied.
      The merger agreement requires each of Veritas and CGG board of directors to use its reasonable efforts to obtain the approval of its stockholders in connection with the merger (subject to the ability of its board of directors to withdraw or modify its recommendation as described above) and to comply with all applicable legal requirements with respect to its stockholders’ meeting. Regardless of whether its board of directors has effected a change in recommendation, each party will submit the transactions contemplated by the merger agreement for approval by their respective stockholders.

Notification of Certain Matters
      Each of Veritas, on the one hand, and CGG, Volnay Acquisition Co. I and Volnay Acquisition Co. II, on the other hand, will give prompt notice to the other of any fact, event or circumstance known to such party that is reasonably likely, individually or taken together with all other facts, events and circumstances known to such party, to result in a material adverse effect on such party.

Directors’ and Officers’ Insurance and Indemnification
      The merger agreement provides that, for a period of six years following the merger, CGG and the combined company shall, jointly and severally, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Veritas in such capacities to the fullest extent that Veritas would have been required to do so in accordance with the provisions of each indemnification or similar agreement or arrangement with Veritas. CGG and the combined company agree that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the effective time of the merger now existing in favor of the current and former officers and directors of Veritas as provided in the certificate of incorporation, bylaws or any material contract of Veritas, will survive the merger and continue in full force and effect in accordance with their terms.
      The merger agreement further provides that, for a period of six years following the merger, CGG and the combined company shall take all necessary actions to ensure that CGG’s directors’ and officers’ liability insurance continues to cover each officer and director of Veritas, in each case so long as they remain employed or retained by CGG or the combined company as an officer or director. CGG will also maintain a tail directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as Veritas’ current insurance carrier, with a claims period of six years from the effective time of the merger, with respect to the directors and officers of Veritas and its subsidiaries who are currently covered by Veritas’ existing directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the effective time of the merger, in an amount and scope and on terms and conditions no less favorable to such directors and officers than those in effect at the signing of the merger agreement. However, CGG-Veritas will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 200% of the per annum rate of premium currently paid by Veritas for such insurance on the date of the merger agreement per policy year of coverage. In the event that the aggregate premium for such insurance exceeds such maximum amount, CGG-Veritas shall purchase as much coverage per policy year as reasonably obtainable for such maximum amount.

Publicity
      None of the Veritas, CGG, Volnay Acquisition Co. I or Volnay Acquisition Co. II, nor any of their respective affiliates, will issue or cause the publication of any press release or other announcement with respect to the merger, the merger agreement or the other transactions contemplated by the merger agreement without the prior consultation of the other party, except as may be required by law or by any listing agreement with, or regulation of, any U.S. or foreign securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other party. In addition, Veritas will to the extent reasonably practicable consult with CGG regarding the form and content of any public disclosure of any material developments or matters involving Veritas, including earnings releases, reasonably in advance of publication or release.

Financing
      CGG will use reasonable best efforts to obtain and effectuate the financing of the merger. CGG will use reasonable best effort to keep Veritas reasonably informed with respect to all material developments concerning the financing of the merger contemplated by the commitment letter. Without the prior written consent of Veritas, CGG will not amend or alter, or agree to amend or alter, the commitment letter in any manner that would reasonably be expected to impair, delay or prevent the consummation of the transactions contemplated by the merger agreement. CGG will use commercially reasonable efforts to enforce its rights under the commitment letter.
      Veritas and its subsidiaries and their respective officers and employees will use reasonable best efforts to cause their advisors and accountants to provide reasonable and customary cooperation with CGG and its affiliates in connection with the arrangement of the financing of the merger that CGG deems necessary in its reasonable discretion to fund the merger, including participation in meetings, due diligence sessions, road shows, rating agency presentations, the preparation of offering memoranda, private placement memoranda, prospectuses, rating agency presentations, other marketing material and similar documents, obtaining comfort letters from Veritas’ accountants and obtaining legal opinions from Veritas’ outside counsel.
      In conjunction with the obtaining of any such financing, Veritas agrees, at the reasonable request of CGG, to call for prepayment or redemption, or to prepay or redeem, or to attempt to renegotiate the terms of its then existing indebtedness for borrowed money, subject to certain limitations.
      Neither Veritas nor any of its subsidiaries will be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the financing of the merger prior to the effective time of the merger. CGG will indemnify and hold harmless Veritas and its respective officers, directors and other representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement of the financing of the merger and any information (other than information relating to the Veritas provided by Veritas to CGG for use in any information memoranda or marketing materials) utilized in connection with the financing of the merger.

Stock Exchange Listing
      CGG has agreed to use its reasonable best efforts to (1) cause the CGG ADSs (and, if required, the underlying CGG ordinary shares) to be issued pursuant to the merger to be listed on the NYSE, subject to official notice of issuance and (2) obtain the approval (visa) of the AMF on the prospectus relating to CGG ordinary shares and the approval of Euronext Paris SA to the listing of CGG ordinary shares, in each case to be issued at the effective time of the merger (so that the listing of CGG ordinary shares takes place at the effective time of the merger, or as soon as practicable thereafter) as part of the transactions contemplated by the merger agreement, subject to official notice of issuance.

Employee Benefits
      The merger agreement provides that during the period from the closing date of the merger to the first anniversary thereof, CGG will, and will cause its affiliates to, continue to provide to each person who is employed by Veritas or any of its subsidiaries immediately prior to the effective time of the merger, the compensation (including cash compensation and incentive and bonus opportunities, but excluding equity-based compensation) as in effect immediately prior to the effective time the merger and benefits (including but not limited to employee welfare benefit plans and vacation, paid time-off and severance) and similar plans as such compensation arrangements and plans were in effect immediately prior to the effective time of the merger. However, CGG-Veritas may change any benefit plan during the one year period after the effective date of the merger if the benefits under the plan after the change are at least as valuable as the benefits under the plan prior to the change. With respect to Veritas’ or its affiliates’ employees in the U.S., CGG has also agreed to maintain the Veritas severance policy for the first 12 months following the closing date of the merger and severance benefits will be triggered if the combined company terminates such an employee’s employment other than for cause or CGG fails to honor the employee compensation and benefits covenants described above, in either case within 12 months of the merger date. Severance benefits for non-U.S. employees will be determined under applicable laws. CGG has also agreed to waive pre-existing conditions, exclusions, waiting periods and certain other requirements, provide credit for co-payments and deductibles paid for the plan year in which the merger occurs and generally recognize prior service and accruals (other than defined benefit pension plan accruals) with Veritas prior to the effective time of the merger for purposes of CGG employee benefit plans.

Appointment of Directors
      CGG will take all necessary corporate action to increase the size of the CGG board of directors by up to five members and to appoint certain Veritas directors to fill the vacancies on the Veritas board of directors created by such increase after the effective time of the merger. CGG, through the CGG board of directors and subject to fiduciary duties to CGG shareholders, will take all necessary action to recommend that such Veritas directors be elected to the CGG board of directors in the circular of CGG relating to the first annual meeting of the shareholders of CGG following the closing of the merger.

Rights Agreement
      Veritas board will take such action as is necessary to terminate the Veritas rights agreement and the Veritas preferred stock purchase rights immediately prior to the effective time of the merger and to render the Veritas preferred stock purchase rights inapplicable to the merger and the other transactions contemplated by the merger agreement.

Certain Tax Matters
      The merger agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). Each of Veritas and CGG have agreed that they will use their reasonable best efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and have further agreed that they will not take, or fail to take, any action that would reasonably be expected to cause the merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or cause stockholders of Veritas to recognize gain pursuant to Section 367(a)(1) of the Internal Revenue Code.
      In connection with the merger, CGG will file all required information with its tax returns and maintain all records required for tax purposes. CGG and Veritas will cooperate in the preparation, execution and filing of all tax returns and related documents.

Supplemental Indenture
      Prior to the effective time of the merger, Veritas will execute and deliver to U.S. Bank National Association, as trustee, a supplemental indenture pursuant to and in accordance with the terms of Sections 5.01 and 10.11 of the indenture, dated March 3, 2004, related to the convertible bonds.

Veritas Employee Share Purchase Plan (ESPP)
      The merger agreement provides that the “offering period” (as defined in the ESPP) that began on August 31, 2006 under the ESPP would continue through the date on which it was expected to expire in accordance with the terms of the ESPP in effect on the date of the merger agreement (i.e., the last trading day on or before October 31, 2006). Under the merger agreement, (1) no person was permitted to elect to increase his or her payroll deductions or other contributions to purchase shares of Veritas common stock for such offering period after the date of the merger agreement; and (2) Veritas agreed not to commence any new offering periods under the ESPP on or after the date of the merger agreement. Prior to the effective time of the merger, Veritas will take any and all actions necessary to cause the ESPP to be terminated effective as of the last day of the offering period that was underway as of the date of the merger agreement.

Section 16 Matters
      Prior to the closing date of the merger, CGG and Veritas, and their respective boards of directors, will use their reasonable best efforts to take all actions to cause any dispositions of shares of Veritas common stock (including derivative securities with respect to shares of Veritas common stock) or acquisitions of CGG ordinary shares (including derivative securities with respect to CGG ordinary shares) resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Affiliates Letter
      Prior to the date of the Veritas special meeting, Veritas will deliver to CGG a list of names and addresses of those persons who are, in the opinion of Veritas, as of the time of the Veritas special meeting, “affiliates” of Veritas within the meaning of Rule 145 under the Securities Act. Veritas will provide to CGG such information and documents as CGG will reasonably request for purposes of reviewing such list. There will be added to such list the names and addresses of any other person subsequently identified by either CGG or Veritas as a person who may be deemed to be such an affiliate of Veritas.
      Veritas will exercise its commercially reasonable efforts to deliver to CGG, prior to the date of the Veritas special meeting, from each affiliate of Veritas identified in the foregoing list, a letter dated as of the closing date of the merger an “affiliates letter.” CGG will not be required to maintain the effectiveness of the Form F-4 or any other registration statement under the Securities Act for the purposes of resale of CGG ADSs (or CGG ordinary shares underlying such CGG ADSs) by such affiliates received pursuant to the merger and CGG may direct the exchange agent not to issue certificates representing CGG ADSs (or CGG ordinary shares underlying such CGG ADSs) received by any such affiliate until CGG has received from such person an affiliates letter. CGG may issue certificates representing CGG ADSs (or

CGG ordinary shares underlying such CGG ADSs) received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and the merger agreement.

Volnay Acquisition Co. I and II
      Volnay Acquisition Co. I and Volnay Acquisition Co. II were formed solely for the purpose of effecting the transactions contemplated by the merger agreement, and Volnay Acquisition Co. I and Volnay Acquisition Co. II will not (and CGG will not permit Volnay Acquisition Co. I and Volnay Acquisition Co. II to) conduct any business or acquire any assets (other than as contemplated by the merger agreement) prior to the effective time of the merger.
No Solicitation of Alternative Transactions
      The merger agreement provides, subject to limited exceptions described below, that each of Veritas and CGG will not, and will cause its subsidiaries and representatives not to:

•	directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal (as defined below);

•	participate or engage in any discussions or negotiations with, or disclose any non-public information relating to itself or any of its subsidiaries, or afford access to its properties, books or records to any person that has made or that it knows or has reason to believe is contemplating making an acquisition proposal; or

•	accept an acquisition proposal or enter into any agreement (other than a confidentiality agreement in certain circumstances that contains specified terms) that (1) provides for, constitutes or relates to any acquisition proposal or (2) requires or causes either Veritas or CGG to respectively abandon, terminate or fail to consummate the merger or the other transactions contemplated by the merger agreement.
      The merger agreement permits Veritas and CGG to take and disclose to their respective stockholders a position with respect to an acquisition proposal from a third party to the extent required under applicable federal securities laws or other applicable law. If either Veritas or CGG receives a written acquisition proposal at any time prior to obtaining, in the case of Veritas, the required Veritas stockholder vote adopting the merger agreement, or in the case of CGG, the CGG shareholder vote approving the issuance of CGG ordinary shares pursuant to the merger, then that party and its respective board of directors may participate and engage in negotiations with, furnish non-public information to, and afford access to its properties, books or records to, the third party making the acquisition proposal if:

•	the acquisition proposal was not solicited, initiated, knowingly encouraged or facilitated by that party, its subsidiaries, or any of its officers or directors, investment bankers, attorneys, accountants, financial advisors, agents or other representatives after the date of the merger agreement;

•	the board of directors of the party that received the acquisition proposal determines in good faith, after consultation with its financial advisors, that such acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as defined below);

•	the board of directors of the party that received the acquisition proposal determines in good faith, after consultation with its outside legal counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be reasonably expected to be inconsistent with the fiduciary duties under applicable law of such party’s board of directors; and

•	the person making the acquisition proposal has entered into a confidentiality agreement on specified terms with the party that received the acquisition proposal.

Veritas’ Ability to Make an Adverse Recommendation Change in Response to a Superior Proposal
      At any time prior to obtaining the required Veritas stockholder vote adopting the merger agreement, and subject to Veritas’ compliance at all times with the non-solicitation provisions described above, and with its obligation to submit the merger agreement to the Veritas stockholders for adoption at the special meeting, the board of directors of Veritas may make an adverse recommendation change (as defined below) in response to a superior proposal if:

•	three business days before making such adverse recommendation change, Veritas provides written notice to CGG (a “notice of superior proposal”) that:

•	advises CGG that the board of directors of Veritas or any of its committees has received a superior proposal with respect to Veritas,

•	specifies the material terms and conditions of the superior proposal, and

•	identifies the person or group making such superior proposal; and

•	in the event that CGG proposes any alternative transaction during such three business day period, the board of directors of Veritas determines in good faith, (1) after consultation with its financial advisors and outside legal counsel, that such alternative transaction is not at least as favorable to Veritas and its stockholders from a financial point of view as the superior proposal, taking into account all financial, legal and regulatory terms and conditions of the alternative transaction proposed by CGG and (2) after consultation with its outside legal counsel, that its failure to make an adverse recommendation change would be reasonably expected to be inconsistent with its fiduciary duties under applicable law.
      Veritas has also agreed to:

•	advise CGG in writing of the receipt of any acquisition proposal or any request for information received from any person that has made or that Veritas reasonably believes may be contemplating an acquisition proposal, or any inquiry, discussions or negotiations with respect to any acquisition proposal, the material terms and conditions of any request, acquisition proposal, inquiry, discussions or negotiations, and the identity of the person or group making any request or acquisition proposal or with whom any discussions or negotiations are taking place;

•	provide CGG any non-public information concerning Veritas provided to any other person or group in connection with any acquisition proposal that was not previously provided to CGG and copies of any written materials received from that person or group;

•	keep CGG fully informed of the status of any acquisition proposals (including any material changes to any terms and conditions); and

•	not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which Veritas is a party.

Veritas’ Ability to Make an Adverse Recommendation Change other than in Response to a Superior Proposal
      At any time prior to obtaining the required Veritas stockholder vote adopting the merger agreement, and subject to Veritas’ compliance at all times with the non-solicitation provisions described above, and with its obligations to submit the merger agreement to the Veritas stockholders for adoption at the special meeting, the board of directors of Veritas may make an adverse recommendation change if the board of directors of Veritas:

•	provides written notice to CGG (a “notice of change”) that:

•	advises CGG that the board of directors of Veritas is contemplating making an adverse recommendation change, and

•	specifies the material facts and information constituting the basis for such contemplated determination; and

•	determines in good faith:

•	after consultation with its outside legal counsel, that the failure to make an adverse recommendation change would be reasonably expected to be inconsistent with its fiduciary duties to the stockholders of Veritas, and

•	that the reasons for making the adverse recommendation change are independent of any pending acquisition proposal;

•	provided, however, that:

•	the board of directors of Veritas may not make such an adverse recommendation change until the third business day after receipt by CGG of a notice of change, and

•	during the three business day period, Veritas will, at the request of CGG, negotiate in good faith with respect to any changes to the merger agreement which would allow the board of directors of Veritas to not make the adverse recommendation change consistent with its fiduciary duties.

CGG’s Ability to Make an Adverse Recommendation Change in Response to a Superior Proposal
      At any time prior to obtaining the required CGG shareholder vote approving the issuance of CGG ordinary shares pursuant to the merger, and subject to CGG’s compliance at all times with the non-solicitation provisions described above, and with its obligations to submit the issuance of CGG ordinary shares pursuant to the merger to the CGG shareholders for approval at the special meeting, the board of directors of CGG may make an adverse recommendation change in response to a superior proposal if:

•	three business days before making such adverse recommendation change, CGG provides a notice of superior proposal to Veritas that:

•	advises Veritas that the board of directors of CGG or any of its committees has received a superior proposal with respect to CGG,

•	specifies the material terms and conditions of the superior proposal, and

•	identifies the person or group making such superior proposal; and

•	in the event that Veritas proposes any alternative transaction, during such three business day period, the board of directors of CGG determines in good faith, (1) after consultation with its financial advisors and outside legal counsel, that such alternative transaction is not at least as favorable to CGG and its shareholders from a financial point of view as the superior proposal, taking into account all financial, legal and regulatory terms and conditions of the alternative transaction proposed by Veritas and (2) after consultation with its outside legal counsel, that its failure to make an adverse recommendation change would be reasonably expected to be inconsistent with its fiduciary duties under applicable law.
      CGG has also agreed to:

•	advise Veritas in writing of the receipt of any acquisition proposal or any request for information received from any person that has made or that Veritas reasonably believes may be contemplating an acquisition proposal, or any inquiry, discussions or negotiations with respect to any acquisition proposal, the material terms and conditions of any request, acquisition proposal, inquiry, discussions or negotiations, and the identity of the person or group making any request or acquisition proposal or with whom any discussions or negotiations are taking place;

•	provide Veritas any non-public information concerning CGG provided to any other person or group in connection with any acquisition proposal that was not previously provided to Veritas and copies of any written materials received from that person or group;

•	keep Veritas fully informed of the status of any acquisition proposals (including any material changes to any terms and conditions); and

•	not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which CGG is a party.

CGG’s Ability to Make an Adverse Recommendation Change Other Than in Response to a Superior Proposal
      At any time prior to obtaining the required CGG shareholder vote approving the issuance of CGG ordinary shares pursuant to the merger, and subject to CGG’s compliance at all times with the non-solicitation provisions described above, and with its obligation to submit the issuance of CGG ordinary shares pursuant to the merger to the CGG shareholders for approval at the special meeting, the board of directors of CGG may make an adverse recommendation change if the board of directors of CGG:

•	provides a notice of change to Veritas that:

•	advises Veritas that the board of directors of CGG is contemplating making an adverse recommendation change, and

•	specifies the material facts and information constituting the basis for such contemplated determination; and

•	determines in good faith:

•	after consultation with its outside legal counsel that the failure to make an adverse recommendation change would be reasonably expected to be inconsistent with its fiduciary duties to the shareholders of CGG, and

•	that the reasons for making the adverse recommendation change are independent of any pending acquisition proposal;

•	provided, however, that:

•	the board of directors of CGG may not make such an adverse recommendation change until the third business day after receipt of a notice of change by Veritas, and

•	during the three business day period, CGG will, at the request of Veritas, negotiate in good faith with respect to any changes to the merger agreement which would allow the board of directors of CGG to not make the adverse recommendation change consistent with its fiduciary duties.
      Acquisition Proposal. For purposes of this proxy statement/ prospectus, the term “acquisition proposal” means, with respect to Veritas or CGG, any bona fide proposal for the:

•	direct or indirect acquisition or purchase of a business or assets that generates or constitutes 15% or more of the net revenues, net income or the assets (based on fair market value) of such party and its subsidiaries, taken as a whole;

•	direct or indirect acquisition or purchase of 15% or more of any class of equity securities or capital stock of such party or any of its subsidiaries whose business generates or constitutes 15% or more of the net revenues, net income or assets of such party and its subsidiaries, taken as a whole; or

•	merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of such party or any of its subsidiaries whose business generates or constitutes 15% or more of the net revenues, net income or assets of such party and its subsidiaries, taken as a whole, other than the transactions contemplated by the merger agreement.

      Superior Proposal. For purposes of this proxy statement/ prospectus, the term “superior proposal,” with respect to Veritas or CGG, means:

•	any bona fide written acquisition proposal that was not initiated, solicited, facilitated or knowingly encouraged by such party or any of its subsidiaries or any of their respective representatives, made by a third party to purchase all of the outstanding equity securities or capital stock of such party or all of the businesses and assets of such party and its subsidiaries pursuant to a tender offer, exchange offer, merger or asset purchase; and

•	the terms of the offer are superior to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by the merger agreement and to any alternative transaction or changes to the terms of the merger agreement proposed by any other party to the merger agreement as determined in good faith by a majority of the board of directors of such party (after the board of directors of such party consults with its financial advisors and takes into account all financial, legal and regulatory matters, including the terms and conditions of the acquisition proposal and the merger agreement, including any changes to the terms of the merger agreement offered by any other party to the merger agreement in response to the superior proposal, as well as any conditions to and expected timing of consummation, and any risks of non-consummation, of the acquisition proposal).
      Adverse Recommendation Change. For purposes of this proxy statement/ prospectus, the term “adverse recommendation change” means, with respect to Veritas or CGG, a direct or indirect action or public proposal made by its board of directors or a committee of its board of directors to:

•	withdraw (or amend or modify in a manner adverse to the other party) its approval, recommendation or declaration of advisability of the merger agreement, the merger or the other transactions contemplated by the merger agreement; or

•	recommend, adopt or approve any acquisition proposal.
Termination of the Merger Agreement

General
      The merger agreement may be terminated by written notice at any time prior to the effective time of the merger in any of the following ways:

•	by mutual written consent of CGG and Veritas;

•	by either CGG or Veritas:

•	if the merger is not completed on or before April 15, 2007, unless the failure of the party seeking to terminate the merger agreement to fulfill any material obligation under the merger agreement has been the cause of, or resulted in the failure of the merger to have been completed on or before this date,

•	if any court or other governmental entity having jurisdiction over any party to the merger agreement will have issued a statute, rule, order, decree or regulation or taken any other action (which CGG and Veritas will use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the merger or making the merger illegal and such statute, rule, order, decree, regulation or other action has become final and nonappealable, provided that the right to terminate the merger agreement pursuant to this provision may not be exercised by a party whose failure to fulfill any material obligations under the merger agreement has been the cause of or resulted in such action or who is then in material breach of its obligation to use reasonable best efforts to complete the merger,

•	if the Veritas stockholders fail to adopt the merger agreement by the requisite vote. This right to terminate is not available to Veritas if it has (i) breached any of its obligations relating to non-solicitation of alternative transactions described above and an acquisition proposal with respect to

Veritas has been publicly proposed or any person has announced its intention to make an acquisition proposal or such intention has otherwise become known generally to Veritas’ stockholders or (ii) breached any of its obligations relating to completing this proxy statement/ prospectus and convening a Veritas stockholders’ meeting as described above under “— Further Action; Reasonable Best Efforts”

•	if there has been a breach of or failure to perform in any material respect any of the representations, warranties, covenants or agreements set forth in the merger agreement on the part of Veritas on the one hand, or CGG, Volnay I or Volnay II, on the other hand, which would give rise to the failure of the condition to closing related to accuracy of the representations and warranties and performance of the covenants in the merger agreement and which is incapable of being cured or has not been cured within 45 days following receipt by the breaching party of written notice of such breach from the terminating party, or

•	if the CGG shareholders fail to approve the issuance of CGG shares pursuant to the merger, provided that this right to terminate is not available to CGG if it has (i) breached any of its obligations relating to non-solicitation of alternative transactions described above and an acquisition proposal with respect to CGG has been publicly proposed or any person has announced its intention to make an acquisition proposal or such intention has otherwise become known generally to CGG’s shareholders or (ii) breached any of its obligations relating to completing this proxy statement/ prospectus and convening a shareholders’ meeting described above under “— Further Action; Reasonable Best Efforts;”

•	by CGG if, prior to obtaining the required vote of the Veritas stockholders adopting the merger agreement:

•	Veritas or its board of directors has entered into an agreement with respect to an acquisition proposal (other than a permissible confidentiality agreement) or approved or recommended, or, in the case of a committee, proposed to the Veritas board of directors to approve or recommend, an acquisition proposal (as defined above under “— No Solicitation of Alternative Transactions”),

•	Veritas or its board of directors or any committee thereof has resolved to do any of the foregoing, or

•	an adverse recommendation change has occurred with respect to Veritas (whether or not in response to a superior proposal) or the Veritas board of directors or any committee thereof has resolved to make such an adverse recommendation change;

•	by CGG, upon written notice to Veritas, if CGG takes any action to defeat or otherwise seek to forestall an unsolicited hostile acquisition proposal to acquire not less than 40% of CGG, which action would result in a breach or violation of any of CGG’s material obligations under the merger agreement and any of the conditions to the merger not being satisfied, except that CGG will not be permitted to terminate the merger agreement if, prior to the time such unsolicited hostile acquisition proposal was made, CGG was in breach of any of its obligations relating to non-solicitation of alternative transactions under the merger agreement; or

•	by Veritas if, prior to obtaining the required vote of the CGG shareholders approving the issuance of the CGG shares pursuant to the merger:

•	CGG or its board of directors has entered into an agreement with respect to an acquisition proposal (other than a permissible confidentiality agreement) or, approved or recommended, or, in the case of a committee, proposed to the CGG board of directors to approve or recommend, an acquisition proposal,

•	CGG or its board of directors or any of its committees has resolved to do any of the foregoing, or

•	an adverse recommendation change has occurred with respect to CGG (whether or not in response to a superior proposal) or the CGG board of directors or any committee thereof has resolved to make such an adverse recommendation change.

Termination Fees and Expenses
      Except for the termination fees set forth in the merger agreement and as described below, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such costs or expenses.
      Veritas must pay CGG a termination fee of $85 million if:

•	the merger agreement is terminated by CGG due to Veritas entering into an agreement with respect to any acquisition proposal (other than certain confidentiality agreements) or an adverse recommendation change by Veritas; or

•	the merger agreement is terminated by either CGG or Veritas for failure to close the merger on or before April 15, 2007 or because the Veritas stockholders failed to adopt the merger agreement by the required vote, and

•	an acquisition proposal with respect to Veritas has been publicly proposed by any person (other than by CGG or any of its respective affiliates) or any person publicly has announced its intention (whether or not conditional) to make such acquisition proposal or such intention has otherwise become known to Veritas’ stockholders generally, and

•	within 12 months after termination of the merger agreement, Veritas or any of its subsidiaries enters into any definitive agreement providing for an acquisition proposal.
      Veritas must pay an expense payment of $20.0 million to CGG if Veritas stockholders fail to adopt the merger agreement by the requisite vote.
      CGG must pay Veritas a termination fee of $85 million if:

•	the merger agreement is terminated by Veritas due to CGG entering into an agreement with respect to any acquisition proposal (other than certain confidentiality agreements) or an adverse recommendation change by CGG;

•	the merger agreement is terminated by either CGG or Veritas for failure to close the merger on or before April 15, 2007 or because the CGG shareholders failed to approve the issuance of the CGG ordinary shares underlying the CGG ADSs, and

•	an acquisition proposal with respect to CGG has been publicly proposed by any person (other than by Veritas or any of its respective affiliates) or any person publicly has announced its intention (whether or not conditional) to make such acquisition proposal or such intention has otherwise become known to CGG’s shareholders generally, and

•	within 12 months after termination of the merger agreement, CGG or any of its subsidiaries enters into any definitive agreement providing for an acquisition proposal; or

•	CGG takes any action to defeat or otherwise seek to forestall an unsolicited hostile acquisition proposal with respect to CGG, which would result in a breach or violation of any of CGG’s material obligations under the merger agreement and any of the conditions to the merger not being satisfied and thereafter CGG or Veritas terminates the merger agreement, then, upon such termination by CGG or Veritas, as Veritas’ sole and exclusive remedy, CGG will pay to Veritas $85 million as liquidated damages, and no other fees, expenses or damages will be payable by CGG in respect thereof.
      CGG must pay an expense payment of $20.0 million to Veritas if CGG shareholders fail to approve the issuance of CGG shares pursuant to the merger.

      For purposes of this subsection “— Termination Fees and Expenses,” the term “acquisition proposal” shall have the meaning assigned to such term under “— No Solicitation of Alternative Transactions” above, except that all references to “15%” therein are deemed to be references to “40%” for the purposes of this subsection.

Effect of Termination
      In the event of the termination of the merger agreement as described above, written notice must be given by the terminating party to the other parties specifying the provision of the merger agreement pursuant to which such termination is made, and except as described in this paragraph, the merger agreement will become null and void after the expiration of any applicable period following such notice. In the event of the termination of the merger agreement, there will be no liability on the part of CGG, Volnay Acquisition Co. I or Volnay Acquisition Co. II, on the one hand or Veritas on the other, except as described above under “— Termination Fees and Expenses” above and except with respect to the requirement to comply with the confidentiality agreement; provided that no party will be relieved from any liability with respect to any willful breach of any obligation under the merger agreement.

APPRAISAL RIGHTS
      In the event the holders of shares of Veritas common stock are required to receive cash (other than cash in lieu of fractional CGG ADSs) as consideration pursuant to the merger, holders of shares of Veritas common stock who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the General Corporation Law of the State of Delaware. In the event the holders of shares of Veritas common stock are not required to receive any portion of the merger consideration in cash (other than cash in lieu of fractional CGG ADSs), they will not be entitled to assert appraisal rights under Section 262.
      The following discussion is not a complete statement of the law pertaining to appraisal rights under the General Corporation Law of the State of Delaware and is qualified in its entirety by the full text of Section 262 which is attached to this proxy statement/ prospectus as Annex F. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights, if any, under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of common stock of Veritas as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock of Veritas held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights, if available.
      In the event the holders of shares of Veritas common stock are required to receive cash in exchange for their shares pursuant to the merger, under Section 262, holders shares of common stock of Veritas who do not vote in favor of the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.
      Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. To the extent appraisal rights are available in connection with the merger, this proxy statement/ prospectus shall constitute the notice, and the full text of Section 262 is attached to this proxy statement as Annex F. In the event appraisal rights are available in connection with the merger, any holder of common stock of Veritas who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex F carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Veritas believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.
Filing Written Demand
      Any holder of common stock of Veritas wishing to exercise appraisal rights must deliver to Veritas, before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to the stockholders, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the merger agreement. A holder of shares of common stock of Veritas wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger, since appraisal rights will be lost if the shares are transferred prior to the effective time of the merger. The holder must not vote in favor of the adoption of the merger agreement. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. The demand must reasonably inform Veritas of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting of Veritas stockholders will constitute a waiver of appraisal rights.
      If appraisal rights are available in connection with the merger, only a holder of record of shares of Veritas common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of common stock of Veritas should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder or record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of common stock of Veritas held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.
      All written demands for appraisal pursuant to Section 262 should be sent or delivered to Veritas at 10300 Town Park Drive, Houston, Texas 77072, Attention: Corporate Secretary.
      Any holder of common stock of Veritas may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to Veritas, as the surviving corporation, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.
Notice by the Surviving Corporation
      If appraisal rights are available in connection with the merger, within ten days after the effective time of the merger, the surviving corporation must notify each holder of common stock of Veritas who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the merger agreement, that the merger has become effective.

Filing a Petition for Appraisal
      Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation or any holder of common stock of Veritas who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. The surviving corporation is under no obligation to and has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of common stock of Veritas to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock of Veritas within the time prescribed in Section 262.
      Within 120 days after the effective time of the merger, any holder of common stock of Veritas who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
      If a petition for an appraisal is timely filed by a holder of shares of common stock of Veritas and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to the stockholder.
Determination of Fair Value
      After determining the holders of common stock of Veritas entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Court of Chancery of Delaware will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
      Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to fair value under Section 262. Although Veritas believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Veritas nor CGG anticipate offering more than the applicable merger consideration to any stockholder of Veritas exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock of Veritas is less than the applicable merger consideration, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of common stock of Veritas have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.
      If any stockholder who demands appraisal of shares of common stock of Veritas under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of common stock of Veritas will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to no election shares. A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262.
      From and after the effective time of the merger, no dissenting stockholder shall have any rights of a stockholder of Veritas with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of common stock of Veritas, if any, payable to stockholders of Veritas of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration. Once a petition for appraisal is filed with the Delaware court, the appraisal proceeding may not be dismissed as to any stockholder of Veritas without the approval of the court.
      Failure to comply strictly with all of the procedures set forth in Section 262 of the Delaware General Corporation Law will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      The following unaudited pro forma condensed combined balance sheets and unaudited pro forma condensed combined statements of income are presented in millions of euros and reflect the combination of CGG and Veritas using the purchase method under IFRS and U.S. GAAP at and for the twelve-month period ended December 31, 2005 and at and for the six-month period ended June 30, 2006. The differences between IFRS and US GAAP are described in Note 2.
      The pro forma adjustments are based upon available information and certain assumptions that CGG believes to be reasonable, including the assumptions that pursuant to the merger agreement:

•	based on the closing price of CGG ADSs on August 29, 2006, each outstanding share of Veritas common stock will be converted into the right to receive either (i) 2.25 CGG ADSs (with respect to 50.664% of Veritas’ total common stock) or (ii) U.S.$75.00 in cash (with respect to 49.336% of Veritas’ total common stock);

•	the cash consideration to be paid by CGG will be financed by a U.S.$1.6 billion bridge credit facility which will be drawn in an amount of U.S.$1.5 billion at the effective time of the merger, which facility is fully committed by a bank at an interest rate of LIBOR plus 3.75% and with corresponding borrowing fees of 1.25% and an 18-month maturity;

•	each employee option to purchase shares of Veritas common stock pursuant to any stock option plan, program or arrangement of Veritas outstanding at the time of the merger, whether or not vested, will be cancelled and converted into the right to receive, for each share of Veritas common stock subject to such option, an amount in cash equal to the excess, if any of U.S.$75.00 over the exercise price per share under such option (less any applicable withholding taxes); and

•	Veritas floating rate convertible bonds due 2024 are assumed to be converted at the merger date and the corresponding new outstanding shares of Veritas issued pursuant to the conversion will be included in the shares of common stock of Veritas subject to the merger.
      The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not indicative of the income (loss) from operating activities or the financial condition of the combined company that would have been achieved had the merger been completed during the periods presented, nor are the unaudited pro forma condensed combined financial information indicative of the future operating results or financial position of CGG-Veritas. The unaudited pro forma condensed combined financial information does not reflect any cost savings or other synergies that may result from the merger. The unaudited pro forma condensed combined financial information does not reflect any special items such as payments pursuant to contractual change-of-control provisions or restructuring and integration costs that may be incurred as a result of the merger. In addition, the financial effects of any actions described in the sections entitled “The Merger — CGG’s Reasons for the Merger” and “The Merger — Recommendation of the Veritas Board of Directors and Its Reasons for the Merger,” such as synergies or the effect of asset dispositions, if any, that may be required by regulatory authorities, cannot currently be determined and therefore are not reflected in the unaudited pro forma condensed combined financial information.
      The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the respective consolidated financial statements of CGG at and for the year ended December 31, 2005 and at and for the six-month period ended June 30, 2006 and the consolidated financial statements of Veritas at and for the year ended July 31,2006, and the consolidated financial statements of Veritas as of and for the six-months periods ended January 31, 2005 and 2006, each of which is incorporated by reference into this proxy statement/ prospectus.
      The unaudited pro forma condensed combined financial information is based on preliminary estimates and assumptions, which CGG believes to be reasonable. In the unaudited pro forma condensed combined financial information, the cash to be paid and CGG ADSs to be issued as merger consideration for Veritas shares of common stock have been allocated to the Veritas assets and liabilities based upon preliminary estimates by the management of CGG of their respective fair values at the date of the merger. Any difference between the consideration paid and the fair value of the Veritas assets and liabilities has been recorded as goodwill. Definitive allocations will be performed after the effective time of the merger. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information and are subject to revision based on the final determination of fair value after the effective time of the merger.

CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AT DECEMBER 31, 2005 UNDER IFRS

	Historical CGG			Combined Pro Forma
	IFRS at	Historical Veritas	Pro Forma	Balance Sheet at
	December 31,	U.S. GAAP at	Adjustments at	December 31, 2005
	2005	January 31, 2006	December 31, 2005	IFRS

	Note 1	Note 1	Notes 2, 3 and 4
		(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros except per share data)
ASSETS
Cash and cash equivalents	112.4	223.4	(219.2)	116.6
Current assets, net	492.1	217.9	(18.4)	691.6

Total current assets	604.5	441.3	(237.6)	808.2
Intangible assets, net	136.3	248.1	232.7	617.1
Goodwill	252.9	—	1,894.6	2,147.5
Other non-current assets, net	571.4	172.0	12.4	755.8

Total non-current assets	960.6	420.1	2,139.7	3,520.4

TOTAL ASSETS	1,565.1	861.4	1,902.1	4,328.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	9.3	—	—	9.3
Current portion of financial debt	157.9	132.0	(134.6)	155.3
Current liabilities	338.0	139.9	(9.8)	468.1

Total current liabilities	505.2	271.9	(144.4)	632.7
Financial debt	242.4	—	1,255.0	1,497.4
Derivative on convertible bonds	11.3	—	—	11.3
Other non-current liabilities	96.0	34.6	81.0	211.6

Total non-current liabilities	349.7	34.6	1,336.0	1,720.3

Total shareholders’ equity	698.5	554.9	710.5	1,963.9
Minority interests	11.7	—	—	11.7

Total shareholders’ equity and minority interests	710.2	554.9	710.5	1,975.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,565.1	861.4	1,902.1	4,328.6

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
BALANCE SHEET AT DECEMBER 31, 2005 UNDER IFRS

				Pro Forma			Pro Forma
		Pro Forma		Purchase		Pro Forma	Adjustments to
		Consistency		Allocation		Other	Balance Sheet at
	Ref.	Adjustments	Ref.	Adjustments	Ref.	Adjustments	December 31, 2005

		Note 2		Note 3		Note 4
		(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
	(In millions of euros)
ASSETS
Cash and cash equivalents		—	3.2.5	(219.2)		—	(219.2)
Current assets, net	2.3, 2.4, 2.6	(10.3)				(8.1)	(18.4)

Total current assets		(10.3)		(219.2)		(8.1)	(237.6)
Intangible assets, net	2.3, 2.8	9.8	3.2.1	222.9		—	232.7
Goodwill		—	3.2.1	1,894.6		—	1,894.6
Other non-current assets, net	2.3, 2.4, 2.6	(7.0)	3.2.1	19.4			12.4

Total non-current assets		2.8		2,136.9		—	2,139.7
TOTAL ASSETS		(7.5)		1,917.7		(8.1)	1,902.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of financial debt	2.3	(3.2)	3.1	(131.4)		—	(134.6)
Current liabilities	2.3, 2.6	(1.2)		(0.5)		(8.1)	(9.8)

Total current liabilities		(4.4)		(131.9)		(8.1)	(144.4)
Financial debt		—	3.2.3	1,255.0		—	1,255.0
Other non-current liabilities	2.3, 2.5, 2.8	2.2	3.2.1	78.8		—	81.0

Total non-current liabilities		2.2		1,333.8		—	1,336.0

Total shareholders’ equity		(5.3)		715.8		—	710.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		(7.5)		1,917.7		(8.1)	1,902.1

CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF INCOME FOR THE TWELVE-MONTH PERIOD ENDED
DECEMBER 31, 2005 UNDER IFRS

		Historical
		Exploration
		Resources and	Historical
	Historical	Related Pro	Veritas
	CGG	Forma	12 Months
	12 Months	Adjustments	Ended	Pro Forma	Combined Pro Forma
	Ended	8 Months	January	Adjustments Veritas	Income Statement
	December	Ended August	31, 2006	12 Months Ended	12 Months Ended
	31, 2005	31, 2005	U.S.	December 31, 2005	December 31, 2005
	IFRS	IFRS	GAAP	IFRS	IFRS

	Note 1	Note 1	Note 1	Notes 2, 3 and 4
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros except per share data)
Operating revenues	869.9	68.7	579.6	(29.1)	1,489.1
Other income from ordinary activities	1.9	—	—	—	1.9

Total income from ordinary activities	871.8	68.7	579.6	(29.1)	1,491.0
Cost of operations	(670.0)	(69.7)	(453.2)	(5.9)	(1,198.8)

Gross profit	201.8	(1.0)	126.4	(35.0)	292.2
Research and development expenses — net	(31.1)	—	(16.5)	5.0	(42.6)
Selling, general and administrative expenses	(91.2)	(5.8)	(30.0)	(2.4)	(129.4)
Other revenues (expenses) — net	(4.4)	—		9.9	5.5

Operating income	75.1	(6.8)	79.9	(22.5)	125.7
Interest, other financial income and expense, net, exchange gains and losses, net and others	(56.8)	(11.3)	12.8	(127.1)	(182.4)
Variance on derivative of convertible bonds	(11.5)	—	—	—	(11.5)

Income (loss) of consolidated companies before income taxes	6.8	(18.1)	92.7	(149.6)	(68.2)
Income taxes	(26.6)	3.9	(6.1)	52.4	23.6

Net Income (loss) of consolidated companies	(19.8)	(14.2)	86.6	(97.2)	(44.6)
Equity in income of affiliates	13.0	—	—	—	13.0

Net income (loss)	(6.8)	(14.2)	86.6	(97.2)	(31.6)

Attributable to:
— shareholders	(7.8)	(14.2)	86.6	(97.2)	(32.6)
— minority interests	1.0	—	—	—	1.0
Weighted average number of outstanding shares	12,095,925			9,204,094	21,300,019
Weighted average number of potential shares	12,095,925			9,204,094	21,300,019
Earnings per share:
— basic	(0.64)				(1.53)

— diluted	(0.64)				(1.53)

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF INCOME FOR THE TWELVE-MONTH PERIOD ENDED
DECEMBER 31, 2005 UNDER IFRS

							Pro Forma
							Adjustments to
				Pro Forma			Income Statement
		Pro Forma		Purchase		Pro Forma	12 Months Ended
		Adjustments		Allocation		Other	December 31, 2005
	Ref.	Under IFRS	Ref.	Adjustments	Ref.	Adjustments	IFRS

		Note 2		Note 3		Note 4
		(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
	(In millions of euros)
Operating revenues	2.6	3.1	2.7	(2.4)		(29.8)	(29.1)
Other income from ordinary activities		—		—		—	—

Total income from ordinary activities		3.1		(2.4)		(29.8)	(29.1)
Cost of operations	2.1, 2.4, 2.5, 2.6	7.1	3.3.1, 3.3.4	(32.0)		19.0	(5.9)

Gross profit		10.2		(34.4)		(10.8)	(35.0)
Research and development expenses — net	2.8	5.0	—	—			5.0
Selling, general and administrative expenses		—	3.3.1, 3.3.4	(2.4)		—	(2.4)
Other revenues (expenses) — net	2.2, 2.6	9.9		—		—	9.9

Operating income		25.1		(36.8)		(10.8)	(22.5)
Interest, other financial income and expense, net, exchange gains and losses, net and others	2.2	(9.6)	3.3.2, 3.3.3	(117.5)		—	(127.1)

Income (loss) of consolidated companies before income taxes		15.5		(154.3)		(10.8)	(149.6)
Income taxes		(5.4)	3.3.5	54.0		3.8	52.4

Net income (loss)		10.1		(100.3)		(7.0)	(97.2)

CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AT JUNE 30, 2006 UNDER IFRS

	Historical CGG	Historical Veritas	Pro Forma	Combined Pro Forma
	IFRS at June 30,	U.S. GAAP at	Adjustments at	Balance Sheet at
	2006	July 31, 2006	June 30, 2006	June 30, 2006 IFRS

	Note 1	Note 1	Notes 2, 3 and 4
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros)
ASSETS
Cash and cash equivalents	206.4	316.1	(203.3)	319.2
Current assets, net	531.6	200.0	(10.9)	720.7

Total current assets	738.0	516.1	(214.2)	1,039.9
Intangible assets, net	122.2	233.3	212.7	568.2
Goodwill	238.5	—	1,714.9	1,953.4
Other non-current assets, net	574.9	161.5	8.8	745.2

Total non-current assets	935.6	394.8	1,936.4	3,266.8
TOTAL ASSETS	1,673.6	910.9	1,722.2	4,306.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	17.2	—	—	17.2
Current portion of financial debt	38.3	122.7	(124.9)	36.1
Current liabilities	311.8	202.1	(6.4)	507.5

Total current liabilities	367.3	324.8	(131.3)	560.8
Financial debt	393.4	—	1,164.6	1,558.0
Other non-current liabilities	87.4	27.2	73.6	188.2

Total non-current liabilities	480.8	27.2	1,238.2	1,746.2

Total shareholders’ equity	802.6	558.9	615.3	1,976.8
Minority interests	22.9	—	—	22.9

Total shareholders’ equity and minority interests	825.5	558.9	615.3	1,999.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,673.6	910.9	1,722.2	4,306.7

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
BALANCE SHEET AT JUNE 30, 2006 UNDER IFRS

				Pro Forma			Pro Forma
		Pro Forma		Purchase		Pro Forma	Adjustments to
		Consistency		Allocation		Other	Balance Sheet
	Ref.	Adjustments	Ref.	Adjustments	Ref.	Adjustments	at June 30, 2006

		Note 2		Note 3		Note 4
		(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
	(In millions of euros)
ASSETS
Cash and cash equivalents			3.2.5	(203.3)			(203.3)
Current assets, net	2.3, 2.4, 2.6	(8.8)		—		(2.1)	(10.9)

Total current assets		(8.8)		(203.3)		(2.1)	(214.2)
Intangible assets, net	2.3, 2.8	5.8	3.2.1	206.9		—	212.7
Goodwill		—	3.2.1	1,714.9		—	1,714.9
Other non-current assets, net	2.3, 2.4, 2.6	(9.3)	3.2.1	18.1			8.8

Total non-current assets		(3.5)		1,939.9		—	1,936.4

TOTAL ASSETS		(12.3)		1,736.6		(2.1)	1,722.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of financial debt	2.3	(3.0)	3.1	(121.9)			(124.9)
Current liabilities	2.3, 2.6	(4.1)		(0.2)		(2.1)	(6.4)

Total current liabilities		(7.1)		(122.1)		(2.1)	(131.3)
Financial debt		—	3.2.3	1,164.6		—	1,164.6
Other non-current liabilities	2.3, 2.5, 2.8	0.4	3.2.1	73.2		—	73.6

Total non-current liabilities		0.4		1,237.8		—	1,238.2

Total shareholders’ equity		(5.6)		620.9		—	615.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		(12.3)		1,736.6		(2.1)	1,722.2

CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006 UNDER IFRS

		Historical
		Veritas
		6 Months	Pro Forma	Combined Pro
	Historical CGG	Ended	Adjustments	Forma Statement of
	6 months ended	July 31, 2006	6 Months Ended	Income Ended
	June 30, 2006 IFRS	U.S. GAAP	June 30, 2006 IFRS	June 30, 2006 IFRS

	Note 1	Note 1	Notes 2, 3 and 4
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros except per share data)
Operating revenues	634.5	339.1	(4.0)	969.6
Other income from ordinary activities	0.9	—	—	0.9

Total income from ordinary activities	635.4	339.1	(4.0)	970.5
Cost of operations	(420.4)	(260.5)	(7.1)	(688.0)

Gross profit	215.0	78.6	(11.1)	282.5
Research and development expenses — net	(18.4)	(10.0)	3.0	(25.4)
Selling, general and administrative expenses	(60.3)	(18.6)	(0.7)	(79.6)
Other revenues (expenses) — net	9.8	—	(0.2)	9.6

Operating income	146.1	50.0	(9.0)	187.1
Interest, other financial income and expense, net, exchange gains and losses, net and others	(19.7)	2.2	(58.7)	(76.2)
Derivative of convertible bonds and related costs	(23.0)	—	—	(23.0)

Income (loss) of consolidated companies before income taxes	103.4	52.2	(67.7)	87.9
Income taxes	(33.0)	(20.0)	23.7	(29.3)

Net Income (loss) of consolidated companies	70.4	32.2	(44.0)	58.6
Equity in income of affiliates	5.8	—	—	5.8

Net income (loss)	76.2	32.2	(44.0)	64.4

Attributable to:
— shareholders	75.3	32.2	(44.0)	63.5
— minority interests	0.9	—	—	0.9
Weighted average number of outstanding shares	17,219,465		9,204,094	26,423,559
Weighted average number of potential shares	17,583,926		9,204,094	26,788,020
Earnings per share:
— basic	4.37			2.41

— diluted	4.28			2.37

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2006 UNDER IFRS

							Pro Forma
							Adjustments
							to Statement
							of Income
				Pro Forma			6 Months
		Pro Forma		Purchase		Pro Forma	Ended
		Adjustments		Allocation		Other	June 30, 2006
	Ref.	Under IFRS	Ref.	Adjustments	Ref.	Adjustments	IFRS

		Note 2		Note 3		Note 4
		(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
	(In millions of euros)
Operating revenues	2.6	2.7	2.7	(0.2)		(6.5)	(4.0)
Other income from ordinary activities		—		—		—	—

Total income from ordinary activities		2.7		(0.2)		(6.5)	(4.0)
Cost of operations	2.1, 2.4, 2.5, 2.6	4.8	3.3.1, 3.3.4	(15.8)		3.9	(7.1)

Gross profit		7.5		(16.0)		(2.6)	(11.1)
Research and development expenses — net	2.8	3.0		—		—	3.0
Selling, general and administrative expenses			3.3.1, 3.3.4	(0.7)		—	(0.7)
Other revenues (expenses) — net	2.6	(0.2)		—		—	(0.2)

Operating income		10.3		(16.7)		(2.6)	(9.0)
Interest, other financial income and expense, net, exchange gains and losses, net and others		—	3.3.2, 3.3.3	(58.7)			(58.7)

Income (loss) of consolidated companies before income taxes		10.3		(75.4)		(2.6)	(67.7)
Income taxes		(3.6)	3.3.5	26.4		0.9	23.7

Net income (loss)		6.7		(49.0)		(1.7)	(44.0)
Attributable to:
— shareholders		6.7		(49.0)		(1.7)	(44.0)
— minority interests		—		—		—	—

CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AT DECEMBER 31, 2005 UNDER U.S. GAAP

				Combined
	Historical	Historical		Pro Forma
	CGG	Veritas	Pro Forma	Balance Sheet at
	U.S. GAAP at	U.S. GAAP at	Adjustments at	December 31,
	December 31,	January 31,	December 31,	2005
	2005	2006	2005	U.S. GAAP

	Note 1	Note 1	Notes 2, 3 and 4
		(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros)
ASSETS
Cash and cash equivalents	112.4	223.4	(219.2)	116.6
Current assets, net	496.1	217.9	8.5	722.5

Total current assets	608.5	441.3	(210.7)	839.1
Intangible assets, net	107.0	248.1	223.0	578.1
Goodwill	255.4	—	1,889.1	2,144.5
Other non-current assets, net	602.9	172.0	19.5	794.4

Total non-current assets	965.3	420.1	2,131.6	3,517.0

TOTAL ASSETS	1,573.8	861.4	1,920.9	4,356.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	9.3	—	—	9.3
Current portion of financial debt	160.1	132.0	(131.4)	160.7
Current liabilities	340.5	139.9	(8.5)	471.9

Total current liabilities	509.9	271.9	(139.9)	641.9
Financial debt	247.3	—	1,271.5	1,518.8
Derivative on convertible bonds	11.3	—	—	11.3
Other non-current liabilities	104.1	34.6	74.0	212.7

Total non-current liabilities	362.7	34.6	1,345.5	1,742.8
Total shareholders’ equity	689.5	554.9	715.3	1,959.7
Minority interests	11.7	—	—	11.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,573.8	861.4	1,920.9	4,356.1

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
BALANCE SHEET AT DECEMBER 31, 2005 UNDER U.S. GAAP

					Pro Forma
					Adjustments to
		Pro Forma			Balance Sheet
		Purchase		Pro Forma	at
		Allocation		Other	December 31,
	Ref.	Adjustments	Ref.	Adjustments	2005

			Note 3		Note 4
			(Unaudited)		(Unaudited)
	(Unaudited)
	(In millions of euros)
ASSETS
Cash and cash equivalents	3.2.5	(219.2)			(219.2)
Current assets, net	3.2.3	16.6		(8.1)	8.5

Total current assets		(202.6)		(8.1)	(210.7)
Intangible assets, net	3.2.1	223.0		—	223.0
Goodwill	3.2.1	1,889.1		—	1,889.1
Other non-current assets, net	3.2.1	19.5		—	19.5

Total non-current assets		2,131.6		—	2,131.6

TOTAL ASSETS		1,929.0		(8.1)	1,920.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of financial debt	3.1	(131.4)		—	(131.4)
Current liabilities	3.2	(0.4)		(8.1)	(8.5)

Total current liabilities		(131.8)		(8.1)	(139.9)
Financial debt	3.2.3	1,271.5		—	1,271.5
Other non-current liabilities	3.2.1	74.0		—	74.0

Total non-current liabilities		1,345.5		—	1,345.5
Total shareholders’ equity		715.3		—	715.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,929.0		(8.1)	1,920.9

CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF INCOME FOR THE TWELVE-MONTH PERIOD ENDED
DECEMBER 31, 2005 UNDER U.S. GAAP

		Historical
		Exploration
		Resources and			Combined
		Related Pro		Pro Forma	Pro Forma
	Historical	Forma	Historical	Adjustments	Income
	CGG	Adjustments	Veritas	Veritas	Statement
	12 Months	8 Months	12 Months	12 Months	12 Months
	Ended	Ended	Ended	Ended	Ended
	December	August 31,	January 31,	December 31,	December 31,
	31, 2005	2005	2006	2005	2005
	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

	Note 1	Note 1	Note 1	Notes 2, 3 and 4
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros except per share data)
Operating revenues	860.8	63.8	579.6	(29.8)	1,474.4
Cost of operations	(665.4)	(68.8)	(453.2)	1.3	(1,186.1)

Gross profit	195.4	(5.0)	126.4	(28.5)	288.3
Research and development expenses — net	(39.3)	—	(16.5)	—	(55.8)
Selling, general and administrative expenses	(92.7)	(8.4)	(30.0)	(3.7)	(134.8)
Other revenues (expenses) — net	(1.5)	—		9.6	8.1

Operating income	61.9	(13.4)	79.9	(22.6)	105.8
Interest, other financial income and expense, net, exchange gains and losses, net and others	(31.9)	(4.6)	12.8	(127.1)	(150.8)
Variance on derivative of convertible bonds	(11.5)	—	—	—	(11.5)
Equity in income of affiliates	13.0	—	—	—	13.0

Income (loss) of consolidated
companies before income taxes and minority interests	31.5	(18.0)	92.7	(149.7)	(43.5)
Income taxes	(22.2)	5.2	(6.1)	52.4	29.3
Minority interests	(1.0)	0.2	—	—	(0.8)

Net income (loss)	8.3	(12.6)	86.6	(97.3)	(15.0)

Weighted average number of outstanding shares	12,095,925			9,204,094	21,300,019
Weighted average number of potential shares	12,357,779			9,204,094	21,561,873
Earnings per share:
— basic	0.69				(0.70)

— diluted	0.67				(0.70)

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE TWELVE-MONTH PERIOD
ENDED DECEMBER 31, 2005 UNDER U.S. GAAP

							Pro Forma
							Adjustments
							to Income
							Statement
		Pro Forma					12 Months
		Consistency		Pro Forma			Ended
		Adjustments		Purchase		Pro Forma	December 31,
		Under		Allocation		Other	2005
	Ref.	U.S. GAAP	Ref.	Adjustments	Ref.	Adjustments	U.S. GAAP

		Note 2		Note 3		Note 4
		(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
	(In millions of euros)
Operating revenues						(29.8)	(29.8)
Cost of operations	2.1	12.8	3.3.1	(30.5)		19.0	1.3

Gross profit		12.8		(30.5)		(10.8)	(28.5)
Selling, general and administrative expenses		—	3.3.1	(3.7)		—	(3.7)
Other revenues (expenses) — net	2.2	9.6		—		—	9.6

Operating income		22.4		(34.2)		(10.8)	(22.6)
Interest, other financial income and expense, net, exchange gains and losses, net and others	2.2	(9.6)	3.3.2, 3.3.3	(117.5)		—	(127.1)

Income (loss) of consolidated companies before income taxes and minority interests		12.8		(151.7)		(10.8)	(149.7)
Income taxes		(4.5)	3.3.5	53.1		3.8	52.4

Net income (loss)		8.3		(98.6)		(7.0)	(97.3)

CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AT JUNE 30, 2006 UNDER U.S. GAAP

				Combined
	Historical CGG	Historical Veritas	Pro Forma	Pro Forma Balance
	U.S. GAAP at	U.S. GAAP at	Adjustments at	Sheet at June 30,
	June 30, 2006	July 31, 2006	June 30, 2006 Notes	2006 U.S. GAAP

	Note 1	Note 1	Notes 2, 3 and 4
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros)
ASSETS
Cash and cash equivalents	206.4	316.1	(203.3)	319.2
Current assets, net	531.6	200.0	13.2	744.8

Total current assets	738.0	516.1	(190.1)	1,064.0
Intangible assets, net	90.7	233.3	206.9	530.9
Goodwill	251.8	—	1,709.2	1,961.0
Other non-current assets, net	597.2	161.5	18.1	776.6

Total non-current assets	939.7	394.8	1,934.1	3,268.5

TOTAL ASSETS	1,677.7	910.9	1,743.9	4,332.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	17.2	—	—	17.2
Current portion of financial debt	38.3	122.7	(121.9)	39.1
Current liabilities	339.8	202.1	(2.3)	539.6

Total current liabilities	395.3	324.8	(124.2)	595.9
Financial debt	400.1	—	1,179.9	1,580.0
Other non-current liabilities	99.7	27.2	68.6	195.5

Total non-current liabilities	499.8	27.2	1,248.5	1,775.5
Total shareholders’ equity	759.7	558.9	619.6	1,938.2
Minority interests	22.9	—	—	22.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,677.7	910.9	1,743.9	4,332.5

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AT JUNE 30, 2006 UNDER U.S. GAAP

		Pro Forma			Pro Forma
		Purchase			Adjustments to
		Allocation		Pro Forma Other	Balance Sheet
	Ref.	Adjustments	Ref.	Adjustments	at June 30, 2006

		Note 3		Note 4
		(Unaudited)		(Unaudited)	(Unaudited)
	(In millions of euros)
ASSETS
Cash and cash equivalents	3.2.5	(203.3)		—	(203.3)
Current assets, net	3.2.3	15.3		(2.1)	13.2

Total current assets		(188.0)		(2.1)	(190.1)
Intangible assets, net	3.2.1	206.9		—	206.9
Goodwill	3.2.1	1,709.1		—	1,709.1
Other non-current assets, net	3.2.1	18.1		—	18.1

Total non-current assets		1,934.1		—	1,934.1

TOTAL ASSETS		1,746.1		(2.1)	1,743.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of financial debt	3.1	(121.9)		—	(121.9)
Current liabilities	3.2	(0.2)		(2.1)	(2.3)

Total current liabilities		(122.1)		(2.1)	(124.2)
Financial debt	3.2.3	1,179.9		—	1,179.9
Other non-current liabilities	3.2.1	68.6		—	68.6

Total non-current liabilities		1,248.5		—	1,248.5
Total shareholders’ equity		619.6			619.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,746.1		(2.1)	1,743.9

CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006 UNDER U.S. GAAP

			Pro Forma	Combined
	Historical CGG	Historical Veritas	Adjustments	Pro Forma
	6 Months Ended	6 Months Ended	6 Months Ended	Statement of Income
	June 30, 2006	July 31, 2006	June 30, 2006	Ended June 30,
	U.S. GAAP	U.S. GAAP	U.S. GAAP	2006 U.S. GAAP

	Note 1	Note 1	Notes 2, 3 and 4
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros except per share data)
Operating revenues	642.0	339.1	(6.5)	974.6
Cost of operations	(420.9)	(260.5)	(6.1)	(687.5)

Gross profit	221.1	78.6	(12.6)	287.1
Research and development expenses — net	(23.7)	(10.0)	—	(33.7)
Selling, general and administrative expenses	(60.6)	(18.6)	(1.8)	(81.0)
Other revenues (expenses) — net	7.4	—	—	7.4

Operating income	144.2	50.0	(14.4)	179.8
Interest, other financial income and expense, net, exchange gains and losses, net and others	(53.7)	2.2	(58.8)	(110.3)
Derivative of convertible bonds and related costs	(23.0)	—	—	(23.0)
Equity in income of affiliates	5.8	—	—	5.8

Income (loss) of consolidated companies before income taxes and minority interests	73.3	52.2	(73.2)	52.3
Income taxes	(29.8)	(20.0)	25.7	(24.1)
Minority interests	(0.9)	—	—	(0.9)

Net income (loss)	42.6	32.2	(47.5)	27.3

Weighted average number of outstanding shares	17,219,465		9,204,094	26,423,559
Weighted average number of potential shares	17,583,926		9,204,094	26,788,020
Earnings per share:
— basic	2.47			1.03

— diluted	2.42			1.02

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME UNDER U.S. GAAP FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006

							Pro Forma
							Adjustments
							to Statement
		Pro Forma					of Income
		Consistency		Pro Forma			6 Months
		Adjustments		Purchase		Pro Forma	Ended
		Under		Allocation		Other	June 30, 2006
	Ref.	U.S. GAAP	Ref.	Adjustments	Ref.	Adjustments	U.S. GAAP

		Note 2		Note 3		Note 4
		(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
	(In millions of euros)
Operating revenues		—		—		(6.5)	(6.5)
Cost of operations	2.1	5.6	3.3.1	(15.6)		3.9	(6.1)

Gross profit		5.6		(15.6)		(2.6)	(12.6)
Selling, general and administrative expenses		—	3.3.1	(1.8)		—	(1.8)

Operating income		5.6		(17.4)		(2.6)	(14.4)
Interest, other financial income and expense, net, exchange gains and losses, net and others		—	3.3.2, 3.3.3	(58.8)		—	(58.8)

Income (loss) of consolidated companies before income taxes and minority interests		5.6		(76.2)		(2.6)	(73.2)
Income taxes		(2.0)	3.3.5	26.8		0.9	25.7

Net income (loss)		3.6		(49.4)		(1.7)	(47.5)

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP
Note 1 — Description of transaction and basis of presentation

Description of transaction
      The merger is described in the section entitled “The Merger” contained elsewhere in this proxy statement/ prospectus.

Basis of presentation
      Pro forma adjustments related to the unaudited pro forma condensed combined statement of income are computed assuming the merger was completed on the first day of the earliest fiscal year presented (that is, January 1, 2005 for each of the unaudited pro forma condensed combined statement of income presented).
      Pro forma adjustments related to the unaudited pro forma condensed combined balance sheet are computed assuming the merger was completed at the balance sheet date (that is December 31, 2005 for the unaudited pro forma condensed combined balance sheet presented at December 31, 2005, and June 30, 2006 for the unaudited pro forma condensed combined balance sheet presented at June 30, 2006).
      All pro forma adjustments are directly attributable to the merger, except for the adjustments related to Exploration Resources, and can be estimated reliably. The unaudited pro forma condensed combined financial information does not reflect any costs savings that may be realizable from the elimination of certain expenses or from synergies.
      There are certain differences in the way in which CGG and Veritas present items on their respective statements of income under U.S. GAAP. As a result certain items reported under “Other income (expenses)” in Veritas’ statement of income have been reclassified in the IFRS and the US GAAP unaudited pro forma condensed combined financial information to comply with CGG’s accounting presentation.
      Balances and transactions between CGG and Veritas at and for the periods presented were eliminated as intercompany transactions, assuming the merger was completed from January 1, 2005.
      The CGG ADS price used to compute the estimated fair value of the CGG ADSs to be issued in the merger is based on the average closing price of a CGG ADS for the period beginning two days before and ending two days after the date the merger was officially announced (September 5, 2006). However, the actual measurement date for the value of CGG ADSs under IFRS will occur at the effective time of the merger. For each U.S$1.0 increase or decrease in the price of an CGG ADS, the value of the CGG ADSs to be issued in the merger, computed pursuant to the terms of the merger agreement would increase or decrease by approximately U.S$46 million, with a corresponding increase or decrease to goodwill.

Historical financial statements and currency translation
      CGG’s historical financial statements at and for the fiscal year ended December 31, 2005 are presented in euros and are derived from CGG’s audited consolidated financial statement included in CGG’S 2005 20-F, which is incorporated by reference into this proxy statement/ prospectus.
      CGG’s historical financial statements at and for the six months period ended June 30, 2006 are presented in euros and are derived from CGG’s unaudited consolidated financial statement included in CGG’S 6-K, furnished to the SEC on September 5, 2006, which is incorporated by reference into this proxy statement/ prospectus.
      Veritas historical financial statements at and for the twelve months period ended January 31, 2006 are presented in U.S. dollars and are derived from Veritas’ audited financial statements included in

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
Veritas 10-K at July 31, 2006, filed with the SEC on October 4, 2006, and from Veritas unaudited financial statements at and for the six months period ended January 31, 2006.
      All data related to Veritas historical balance sheet at January 31, 2006 and the pro forma adjustments to the balance sheet at December 31, 2005 are translated into euros at CGG’s closing rate at December 31, 2005 of €1.00 = U.S.$1.1797.
      All data related to Veritas historical statement of income for the twelve months period ended January 31, 2006 and the pro forma adjustments to the statement of income for the twelve months period ended December 31, 2005 are translated into euros at CGG’s average rate for this period of €1.00 = U.S.$1.2418.

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
Combined Historical Veritas U.S. GAAP Statement of Income for the twelve months period ended January 31, 2006

	Historical	Historical	Historical		Historical
	Veritas	Veritas	Veritas		Veritas
	12 Months	6 Months	6 Months	Historical Veritas	12 Months
	Ended	Ended	Ended	12 Months Ended	Ended
	July 31,	January 31,	January 31,	January 31,	January 31,
	2005	2005	2006	2006	2006
	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

	(In millions of	(In millions of	(In millions of	(In millions of	(in millions of
	U.S. dollars)	U.S. dollars)	U.S. dollars)	U.S. dollars)	euros)
	(A)	(B)	(C)	(A) - (B) + (C)	(unaudited)
		(unaudited)	(unaudited)	(unaudited)
Operating revenues	634.0	321.8	407.5	719.7	579.6
Cost of operations	(519.0)	(260.9)	(304.6)	(562.7)	(453.2)

Gross profit	115.0	60.9	102.9	157.0	126.4
Research and development expenses — net	(18.9)	(9.1)	(10.7)	(20.5)	(16.5)
Selling, general and administrative expenses	(31.9)	(15.0)	(20.4)	(37.3)	(30.0)

Operating income	64.2	36.8	71.8	99.2	79.9
Interest, other financial income and expense, net, exchange gains and losses, net and others	12.0	(0.1)	3.8	15.9	12.8

Income of consolidated companies before income taxes and minority interests	76.2	36.7	75.6	115.1	92.7
Income taxes	6.8	(18.4)	(32.8)	(7.6)	(6.1)

Net income	83.0	18.3	42.8	107.5	86.6
Net income (loss)	83.0	18.3	42.8	107.5	86.6

Weighted average number of outstanding shares (in thousands)	33,843				34,393
Weighted average number of potential shares (in thousands)	35,054				36,442
Earning per share:
— basic	2.45				2.52

— diluted	2.37				2.38

      The purpose of this schedule is to reflect Veritas’ statement of income for the twelve month period ended January 31, 2006. The schedule is not intended to be a U.S. GAAP presentation of Veritas’ results and is presented to reflect twelve months of results for purposes of comparison with CGG’s calendar year presentation.
      Certain items included in Veritas’ annual statements of income for the fiscal year ended July 31, 2006 are derived from annual calculations including net pension and post-retirement benefit obligations,

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
employee incentive awards and income taxes, among other items. This schedule does not consider the impact of how these items would have been different had the fiscal year ended on December 31, 2005.
      Veritas historical financial statements at and for the six months period ended July 31, 2006 are presented in U.S. dollars and are derived from Veritas’ audited financial statements included in Veritas’ annual report on Form 10-K for the fiscal year ended July 31, 2006, which is incorporated by reference into this proxy statement/ prospectus, as shown in the table below.
      All data related to Veritas historical balance sheet at July 31, 2006 and the pro forma adjustments to the balance sheet at June 30, 2006 are translated into euros at CGG’s closing rate at June 30, 2006 of €1.00 = U.S.$1.2713.
      All data related to Veritas historical statement of income for the six months period ended July 31, 2006 and the pro forma adjustments to the statement of income for the six months period ended June 30, 2006 are translated into euros at CGG’s average rate for this period of €1.00 = U.S.$1.2230.
Combined Historical Veritas U.S. GAAP Statement of Income for the six months period ended July 31, 2006

	Historical	Historical	Historical	Historical
	Veritas	Veritas	Veritas	Veritas
	12 Months	6 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	July 31,	January 31,	July 31,	July 31,
	2006	2006	2006	2006
	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

	(in millions of	(in millions of	(in millions of	(in millions of
	U.S. dollars)	U.S. dollars)	U.S. dollars)	euros)
	(A)	(B)	(A) - (B)	(unaudited)
		(unaudited)	(unaudited)
Operating revenues	822.2	407.5	414.7	339.1
Cost of operations	(623.2)	(304.6)	(318.6)	(260.5)

Gross profit	199.0	102.9	96.1	78.6
Research and development expenses — net	(22.9)	(10.7)	(12.2)	(10.0)
Selling, general and administrative expenses	(43.2)	(20.4)	(22.8)	(18.6)

Operating income	132.9	71.8	61.1	50.0
Interest, other financial income and expense, net, exchange gains and losses, net and others	6.5	3.8	2.7	2.2

Income (loss) of consolidated companies before income taxes and minority interests	139.4	75.6	63.8	52.2
Income taxes	(57.2)	(32.8)	(24.4)	(20.0)

Net income	82.2	42.8	39.4	32.2
Net income (loss)	82.2	42.8	39.4	32.2

Weighted average number of outstanding shares (in thousands)	35,260			35,673
Weighted average number of potential shares (in thousands)	39,623			39,607
Earning per share:
— basic	2.33			0.90

— diluted	2.08			0.81

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
      At September 1, 2005, Exploration Resources was consolidated into CGG’s consolidated financial statements ended December 31, 2005, as described in CGG’s 2005 20-F.
      The pro forma income statement for the eight months ended August 31, 2005 of Exploration Resources has been derived from the U.S. GAAP income statement of Exploration Resources for the eight months ended August 31, 2005 and from the related pro forma adjustments, included in CGG’s registration statement on Form F-4 filed with the SEC on June 1, 2006.
      The U.S. GAAP income statement of Exploration Resources for the eight months ended August 31, 2005 and the related pro forma adjustments have been translated at an average exchange rate of NOK 8.0839 per euro.
Combined Historical Exploration Resources U.S. GAAP Statement of Income and related Pro forma Adjustments for the eight months period ended August 31, 2005

				Historical
				Exploration
		Purchase	Other	Resources and
	Historical	Accounting	Adjustments	Related
	Exploration	Exploration	Exploration	Pro forma
	Resources	Resources	Resources	Adjustments
	8 Months	8 Months	8 Months	8 Months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2005	2005	2005	2005
	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros)
Operating revenues	66.3		(2.5)	63.8
Cost of operations	(58.7)	(10.0)	(0.1)	(68.8)

Gross profit	7.6	(10.0)	(2.6)	(5.0)
Selling, general and administrative expenses	(8.4)			(8.4)

Operating income	(0.8)	(10.0)	(2.6)	(13.4)
Interest, other financial income and expense, net, exchange gains and losses, net and others	1.1	—	(5.7)	(4.6)

Income (loss) of consolidated companies before income taxes and minority interests	0.3	(10.0)	(8.3)	(18.0)
Income taxes	(1.2)	2.8	3.6	5.2
Minority interests	0.6		(0.4)	0.2

Net income (loss)	(0.3)	(7.2)	(5.1)	(12.6)

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
      The pro forma income statement for the eight months ended August 31, 2005 of Exploration Resources has been derived from the IFRS income statement of Exploration Resources for the nine months ended September 30, 2005, adjusted by the month of September 2005 already consolidated in CGG’s consolidated financial statements at December 31, 2005 and from the related pro forma adjustments, as described in CGG’s Form 6-K report submitted to the SEC on November 18, 2005. The IFRS income statement of Exploration Resources for the eight months ended August 31, 2005 and the related pro forma adjustments have been translated at an average exchange rate of NOK 8.0839 per euro.
Combined Historical Exploration Resources IFRS Statement of Income and related Pro forma Adjustments for the eight months period ended August 31, 2005

				Historical
				Exploration
				Resources
		Purchase		and Related
	Historical	Accounting		Pro Forma
	Exploration	Exploration	Other Pro	Adjustments
	Resources	Resources	Forma	8 Months
	9 Months	8 Months	Adjustments	ended
	IFRS ended	IFRS ended	Exploration	August 31,
	September 30,	September 30,	Resources (a)	2005
	2005	2005	IFRS	IFRS

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions of euros)
Operating revenues	78.6		(9.9)	68.7
Cost of operations	(67.4)	(9.4)	7.1	(69.7)

Gross profit	11.2	(9.4)	(2.8)	(1.0)
Selling, general and administrative expenses	(6.3)		0.5	(5.8)

Operating income	4.9	(9.4)	(2.3)	(6.8)
Interest, other financial income and expense, net, exchange gains and losses, net and others	(2.1)		(9.2)	(11.3)

Income (loss) of consolidated companies before income taxes	2.8	(9.4)	(11.5)	(18.1)
Income taxes	0.4	2.6	0.9	3.9

Net income (loss)	3.2	(6.8)	(10.6)	(14.2)
— attributable to shareholders	3.8	(7.5)	(10.5)	(14.2)
— attributable to minority interests	(0.6)	0.7	(0.1)	—

(a)	Adjustments include the deduction of the income statement for the month of September 2005 for Exploration Resources.

Note 2 —	Adjustments to Veritas historical financial statements to ensure consistency of accounting principles with CGG’s historical financial statements under IFRS and U.S. GAAP
      The unaudited pro forma condensed combined financial information under IFRS and U.S. GAAP includes adjustments to Veritas’ historical financial statements for the following differences between the accounting principles applied under IFRS and U.S. GAAP in CGG’s financial statements and the accounting principles applied under U.S. GAAP in Veritas’ financial statements.
      The deferred tax effect of these adjustments was computed at an estimated tax rate of 35%.

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)

2.1. Adjustment on multi-client surveys amortization of Veritas
      CGG amortizes multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record). In this respect, CGG uses three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

•	Long-term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.
      Veritas amortizes multi-client sales based upon the greater of the percentage of total costs to total estimated sales for the first five years multiplied by actual sales (sales forecast method) or five years straight-line amortization from the date of survey completion.
      If Veritas had applied the same estimate of economic life as CGG for the minimum straight-line depreciation for its surveys in Gulf of Mexico and for its 2D surveys, multi-clients surveys would have supported a higher amortization before January 31, 2005, and a lower amortization after January 31, 2005. The amortization expense on multi-client surveys would have been €32.5 million (U.S.$40.3 million) instead of €45.3 million (U.S.$56.3 million) for the twelve month period ended January 31, 2006 and €16.9 million (U.S.$20.7 million) instead of €22.5 million (U.S.$27.5 million) for the six months period ended July 31, 2006. The amortization expense of multi-clients surveys was thus adjusted by €12.8 million (U.S.$16.0 million) for the twelve months period ended January 31, 2006 and €5.6 million (U.S.$6.8 million) for the six months period ended July 31, 2006 in “Cost of operations” in the IFRS and U.S. GAAP condensed combined income statement.

2.2 Reclassification of specific items in the statement of income of Veritas
      Certain items reported under “Other income (expenses)” in Veritas’ statement of income, corresponding to a gain on the involuntary conversion of assets amounting to €9.6 million (U.S.$11.9 million) for the twelve months period ended December 31, 2005 have been reclassified in the IFRS and US GAAP unaudited pro forma condensed combined statements of income to comply with CGG’s accounting presentation.
      The unaudited pro forma condensed combined financial information under IFRS also includes adjustments to Veritas’ historical financial statements for the following differences between the accounting principles applied under IFRS in CGG’s financial statements and the accounting principles applied under U.S. GAAP in Veritas’ financial statements.
     2.3     Reclassification of specific items in the balance sheet of Veritas (IFRS)
      Under IFRS, software is presented as an intangible asset in the balance sheet. Software presented in non-current assets in Veritas historical balance sheet has been reclassified to intangible assets in the IFRS pro-forma condensed, combined and unaudited balance sheet for €4.6 million (U.S.$5.4 million) at December 31, 2005 and for €2.9 million (U.S.$3.7 million) at June 30, 2006.

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
      Under IFRS, deferred tax is presented as a non-current item in the balance sheet. Deferred tax assets presented in current assets in Veritas historical balance sheet have been reclassified to non-current assets in the IFRS pro forma condensed, combined and unaudited balance sheet for €9.2 million (U.S.$10.8 million) at December 31, 2005 and for €6.5 million (U.S.$8.2 million) at June 30, 2006. Deferred tax liabilities presented in current liabilities in Veritas historical balance sheet have been reclassified to non-current liabilities in the IFRS pro forma condensed, combined and unaudited balance sheet for €4.5 million (U.S.$5.3 million) at December 31, 2005 and for €4.2 million (U.S.$5.3 million) at June 30, 2006.
      Under IFRS, debt issuing costs are presented as a reduction of financial debt in the balance sheet. Debt issuance costs presented in current assets in Veritas historical balance sheet have been reclassified as a reduction of the current portion of financial debt in the IFRS pro forma condensed, combined and unaudited balance sheet for €1.0 million (U.S.$1.2 million) and debt issuing costs presented in non-current assets in Veritas historical balance sheet have been reclassified as a reduction of the current portion of financial debt in the IFRS pro forma condensed, combined and unaudited balance sheet for €2.2 million (U.S.$2.6 million) at December 31, 2005. Debt issuing costs presented in current assets in Veritas historical balance sheet have been reclassified as a reduction of the current portion of financial debt in the IFRS pro forma condensed, combined and unaudited balance sheet for €1.1 million (U.S.$1.4 million) and debt issuing costs presented in non-current assets in Veritas historical balance sheet have been reclassified as a reduction of the current portion of financial debt in the IFRS pro forma condensed, combined and unaudited balance sheet for €1.9 million (U.S.$2.4 million) at June 30, 2006.

2.4 Cancellation of deferred charges in Veritas’ financial statements (IFRS)
      Deferred charges are not allowed under IFRS. Variance on deferred charges included in Veritas’ balance sheets is recognized in the income statement as expense for €2.8 million (U.S.$3.5 million) for the twelve months ended December 31, 2005 as income and for €1.6 million (U.S.$1.9 million) for the six months ended June 30, 2006. As of December 31, 2005 and June 30, 2006, deferred charges were €9.6 million (U.S.$11.3 million) and €7.2 million (U.S.$9.4 million), respectively.

2.5 Veritas’ actuarial gain and losses recorded directly in equity (IFRS)
      CGG opted under IFRS for recognition of actuarial gains and losses directly in equity. Veritas’ cumulative actuarial gains and losses on the UK pension plan are recognized directly in equity for U.S.$9 million at January 31, 2006 and July 31, 2006 and the corresponding amortization is cancelled in the pro forma income statement for €0.5 million (U.S.$0.6 million) for the twelve months ended December 31, 2005 and for €0.2 million (U.S.$0.3 million) for the six months ended June 30, 2006.

2.6 Application of proportional method to two Veritas’ subsidiaries (IFRS)
      Under IFRS, subsidiaries on which the parent company exercises a joint control are recorded using the proportional method in the consolidated financial statements. CGG’s preliminary assessment of the control of two Veritas’ subsidiaries is that these subsidiaries are jointly controlled by Veritas and CGG has therefore consolidated those subsidiaries into the IFRS pro forma information using the proportional method. They were accounted for under the equity method under US GAAP. The effect of accounting for those entities using the proportional method under IFRS is an increase of €3.1 million (U.S.$3.9 million) on “Operating revenues” and an increase of €3.4 million (U.S.$4.2 million) on “Cost of sales” for the twelve months period ending December 31, 2005 and an increase of €2.8 million (U.S.$3.4 million) on “Operating revenues” and an increase of €2.5 million (U.S.$3.1 million) on “Cost of sales” for the six months period ending June 30, 2006 in the pro forma condensed, combined and unaudited income statement.

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)

2.7 Cancellation of deferred revenues in Veritas’ financial statements (IFRS)
      Under U.S. GAAP, revenues that are not fixed and determinable are not recognized in the income statement but deferred. Under IFRS, revenues that can be estimated reliably can be recognized as items in the income statement. The variance of deferred revenues that can be reliably estimable included in Veritas’ balance sheets is recognized as revenues in the pro forma income statement for a negative impact of €2.4 million (U.S. $3.0 million) for the twelve months ended December 31, 2005 and for a negative impact of €0.2 million (U.S. $0.3 million) for the six months ended June 30, 2006. As of December 31, 2005 and June 30, 2006, deferred revenues were €7.3 million (U.S.$8.6 million) and €6.5 million (U.S.$8.3 million), respectively.

2.8 Capitalization of development costs (IFRS)
      Based on a preliminary estimate of CGG’s management, some development costs were capitalized, amounting to €5.0 million (U.S. $6.2 million) for the twelve months period ending December 31, 2005 and €3.0 million (U.S. $3.7 million) for the six months period ending June 30, 2005.
Note 3 — Pro forma adjustments on Purchase Price Computation and Purchase Price Allocation

3.1 Purchase Price Computation and Purchase Price Allocation

3.1.1 Purchase Price Computation
      The preliminary estimate of the computation of the purchase price under IFRS and U.S. GAAP is as follows:

Number of Veritas common stock outstanding at July 31, 2006		35,985,254
Number of shares of Veritas common stock to be issued upon the conversion of Veritas’ outstanding Convertible Senior Notes due 2024(1)		4,383,604
Number of shares of Veritas common stock reserved for the issuance upon the conversion of Deferred Shares Units		2,000

Total number of shares of Veritas common stock at July 31, 2006		40,370,858
Ratio to be applied for shares of Veritas common stock to be exchanged for CGG ADSs		50.664%
Shares of Veritas common stock to be exchanged for CGG ADSs at July 31, 2006		20,453,491
Exchange ratio per Veritas share	2.25 CGG ADSs

Total number of CGG ADSs to be issued		46,020,356
Multiplied by CGG’s average ADS price (in U.S. dollars) for the period beginning two days before and ending two days after the September 5, 2006 (the date the merger was announced), as an estimate of the ADS price at the effective date of the merger	U.S.$	32.44

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)

	in millions
	(except share data)

	U.S.$	€

Fair value of CGG ADSs issued (A)	1,493	1,174
Total number of Veritas common stock at July 31, 2006	40,370,858
Ratio to be applied for shares of Veritas common stock to be exchanged for cash	49.336%
Shares of Veritas common stock to be exchanged for cash at July 31, 2006	19,917,366
Cash paid per Veritas share	75

Fair value of compensation paid (B)	1,494	1,175
(in millions of U.S. dollars)
Total consideration given in exchange for Veritas shares(A)+(B)	2,987	2,349
Cash paid in exchange for Veritas outstanding stock options	65	51
Estimated transaction costs(2)	25	19

Estimated purchase price	3,077	2,419

(1)	Convertible Senior Notes due 2024
      At July 31, 2006, Veritas notes payable consisted of U.S.$155.0 million of Convertible Senior Notes due 2024, corresponding to 155,000 notes with U.S.$1,000 nominal value. The Convertible Senior Notes bear interest at a per annum rate which equals the three-month LIBOR rate, adjusted quarterly, minus a spread of 0.75%. The interest rate of the notes, from June 15, 2006 through September 14, 2006, was 4.58%, based on a LIBOR rate of 5.33%. For fiscal 2006, the weighted average interest rate on the notes was 3.66%. The notes will mature on March 15, 2024 and may not be redeemed by Veritas prior to March 20, 2009. Holders of the notes may require Veritas to repurchase some, or all, of the notes on March 15, 2009, 2014 and 2019. They could also require repurchase upon a change of control (as defined in the indenture under which the Convertible Senior Notes were issued).
      Under certain circumstances and at the option of the holder, the Convertible Senior Notes are convertible prior to the maturity date into cash and shares of Veritas common stock. These circumstances include:

1. the closing sale price of Veritas common stock is over 120% of the conversion price, which is currently U.S.$24.03 (with 120% being U.S.$28.84) for 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs;

2. if Veritas calls the notes for redemption (which may occur at any time after March 20, 2009) and the redemption has not occurred;

3. the occurrence of a five consecutive trading day period in which the trading price of the notes was less than 95% of the closing sale price of Veritas common stock on such day multiplied by the conversion ratio; or

4. the occurrence of specified corporate transactions.
      Should any of these circumstances occur, the Convertible Senior Notes would be convertible at the then current stock price times the conversion ratio of 41.6146. This amount would be payable in cash equal to the principal amount of the notes, the par value adjusted for dividends or other equity

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
transactions, and the additional amount payable in shares of Veritas common stock. This settlement method is prescribed in the indenture and is not at the discretion of any party.
      Since the beginning of the second fiscal quarter of 2006, the Convertible Senior Notes are convertible as the stock price remained greater than 120% of the Conversion Price for at least 20 trading days in the period of 30 consecutive trading days ending on October 31, 2005. As a consequence, noteholders have the conversion privilege to convert their convertible notes at any time prior to the merger so long as the Veritas stock price remained greater than 120% of the Conversion Price for at least 20 trading days.
      Any convertible notes that are not converted prior to the effective time of the merger or put to the surviving company by the noteholder for repurchase upon a change of control will remain outstanding prior to the merger. In this case, the convertible notes indenture provides that the holder of each convertible note then outstanding shall have the right to convert such convertible note into the kind and amount of cash or securities receivable upon such merger by a holder of the number of shares of Veritas common stock deliverable upon conversion of such convertible note solely into Veritas common stock at the then applicable conversion price immediately prior to such merger. As a consequence, the outstanding convertible bonds will be convertible after the merger into the merger consideration that a non-electing holder Veritas common stock would receive, which may be cash, CGG ADSs or a combination of cash and CGG ADSs.
      CGG has assumed for pro forma purposes that all convertible notes would be converted into shares of Veritas common stock at the effective date of the merger. If all noteholders exercise their right to convert when the Veritas stock price is U.S.$75, then the amount payable by Veritas on conversion is U.S.$155 million (€131.4 million at December 31, 2005 and €121.9 million at June 30, 2006) in cash plus the issuance of 4,383,604 shares of Veritas common stock. The 4,383,604 shares of Veritas common stock are included in the purchase price computation and the repayment of the principal amount of the notes is included in the pro forma adjustments on the balance sheet.

(2)	Direct transaction costs
      CGG’s estimated direct transaction costs amount to U.S.$25 million (€19 million) under IFRS and U.S. GAAP before tax. Veritas costs are expensed as incurred. The estimated cost of issuing CGG ADSs has not been taken into account.

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)

3.1.2 Purchase Price Allocation

	As of July 31, 2006

	U.S. GAAP	U.S. GAAP	IFRS	IFRS
	($)	(€)	($)	(€)

	(in millions)
Net book value of net assets acquired at July 31, 2006	711	559	709	557
Allocation of purchase price:
— Acquired technologies and in-process research and development(1)	39	31	39	31
— Acquired customer relationship(2)	90	71	90	71
— Reassessment of multi-client library(3)	74	58	74	58
— Reassessment of property, plant & equipment(4)	26	20	26	20
— Favorable contracts(5)	60	47	60	47
— Deferred taxes on the above adjustments(6)	(96)	(76)	(101)	(79)
— Goodwill (residual balance not allocated)	2,173	1,709	2,180	1,714

Estimated purchase price	3,077	2,419	3,077	2,419

(1)	Acquired technologies (useful life of 5 years) and in-process research and development
      The fair value of Veritas’ technologies and in-process research and development is based upon the preliminary estimates of CGG management. The fair values of Veritas’ technologies and identifiable intangible assets are based on global estimated discounted net cash flows and are classified as intangible assets in the balance sheet. In-process research and development is preliminary estimated to be U.S.$16 million and would be immediately expensed at the date of acquisition but not for pro forma purposes. This charge has been excluded from the pro forma adjustments as it is of a non-recurring nature.

(2)	Acquired customer relationship (useful life of 20 years)
      The fair value of Veritas’ customer relationship is based on preliminary estimated Veritas’ excess earnings, excluding any potential synergy with CGG. Customer relationships are classified as intangible assets in the balance sheet.

(3)	Reassessment of multi-client library (maximum useful life of 5 years)
      The fair value of Veritas’ multi-client library is based upon the preliminary estimates of CGG management. The estimated fair value of Veritas’ multi-client library was determined utilizing a discounted cashflow method, and is classified as intangible assets in the balance sheet.

(4)	Reassessment of property, plant & equipment
      The fair value of Veritas’ property, plant and equipment is based upon the preliminary estimates of CGG management. The fair value of Veritas’ property, plant and equipment is based on estimate market value of seismic equipment.

(5)	Favorable contracts (weighted average remaining life of 6 years)
      The fair value of Veritas’ favorable contracts correspond to the difference on economic conditions between Veritas’ existing vessels charters’ conditions and general market conditions of vessels charters at the date of acquisition. Favorable contracts are classified as intangible assets in the balance sheet.

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)

(6)	Deferred taxes on the above adjustments
      Deferred tax on the above adjustments have been computed at a U.S. tax rate of 35%. In the definitive purchase price allocation and through the detailed analysis of each asset according to the location of such asset, the deferred tax asset will be computed for each asset at the related tax rate of the country in which it is located, that might be different from that of United States.
      Under IFRS, the acquired in-process R&D identified in the business combination has been recognized in the balance sheet as an intangible asset with the related deferred tax liability whereas, under U.S. GAAP, it was expensed at the date of acquisition on a gross basis in accordance with EITF 96-7 “Accounting for Deferred Taxes on In-Process Research and Development Activities acquired in a Purchase Business Combination”.

(7)	Deferred revenues
      In connection with the purchase price allocation, under U.S. GAAP, deferred revenues that represent a legal performance obligation should be valued at their fair value. CGG management has estimated that the carrying amount of deferred revenues is at fair value.

(8)	Pre-acquisition contingencies
      There are no significant contingent liabilities, therefore none has been taken into account in the preliminary purchase price allocation.

3.2 Pro forma adjustments on the unaudited pro forma combined balance sheet under IFRS and U.S. GAAP

3.2.1 Allocation of purchase price
      The allocation of the estimated purchase price has been adjusted to reflect the difference between the estimated U.S. GAAP book value and the fair value of Veritas net assets, and also the accrual of estimated direct transaction costs of U.S.$25 million (€21 million at December 31, 2005 and €20 million at June 30, 2006) million before tax.
      To account for differences between the U.S. GAAP book value and the fair value of Veritas net assets, U.S. GAAP pro forma adjustments have been made to record:

			At June 30,
	At December 31, 2005		2006

	(in U.S.$ millions)	(in € millions)	(in € millions)

Identifiable intangible assets	263	222.9	206.9
Identifiable tangible assets	26	22.0	20.4
Additional goodwill
— at December 31, 2005	2,229	1,889.2	—
— at June 30, 2006	2,173	—	1,709.2
Deferred taxes on the above adjustments	95	80.9	75.0

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
      To account for differences between the IFRS book value and the fair value of Veritas net assets, adjustments have been made to record:

			At June 30,
	At December 31, 2005		2006

	(in U.S.$ millions)	(in € millions)	(in € millions)

Identifiable intangible assets	263	222.9	206.9
Identifiable tangible assets	26	22.0	20.4
Additional goodwill
— at December 31, 2005	2,235	1,894.6	—
— at June 30, 2006	2,180	—	1,714.9
Deferred taxes on the above adjustments	101	85.7	79.5

3.2.2 Adjustments to shareholders’ equity
      Adjustments have been made to adjust the IFRS and U.S. GAAP shareholders’ equity for the following purposes:

•	to remove the historical balance of Veritas for an amount of U.S.$655 million (€554.8 million) at December 31, 2005 and of U.S.$711 million (€558.9 million) at June 30, 2006;

•	to cancel deferred revenues that do not correspond to a performance obligation for an amount of U.S.$9 million before tax and U.S$5 million (€4.7 million at December 31, 2006 and €4.2 million at June 30, 2006); and

•	to record the amounts related to the issuance of CGG’s ADSs in the merger for an amount of U.S.$1,493 million (€1,265.4 million at December 31, 2005 and €1,174.2 million at June 30, 2006).
      In addition, adjustments have been made to adjust IFRS shareholders’ equity to cancel the minimum liability component on the UK pension plan recorded in U.S. GAAP Veritas’ financial statements.

3.2.3 Financing of the acquisition
      A U.S.$1,600 million bridge loan facility, with an 18-months maturity, would be drawn by $1,500 million for the financing of the part of the acquisition price to be paid in cash, with an interest rate based on LIBOR plus a 3.75 additional margin. The issuance cost related to this facility have been estimated at U.S.$19.5 million.

3.2.4 Share-based payment adjustments
      As indicated in the merger agreement, each option granted by Veritas, which is outstanding and unexercised immediately prior to the merger effective date, whether vested or not vested, shall be cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the cash paid in exchange for shares of Veritas common stock (i.e. U.S.$75.0) over the exercise price per share. The corresponding payment amounts to an estimated U.S.$65 million and contributes to the purchase price.

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)

3.2.5 Net effect of pro forma adjustment on cash
      The net effect of pro forma adjustments on cash is:

Cash-out for purchase price as disclosed in 3.1.1
Compensation paid for Veritas shares	(U.S.$1,494.0 million)
Cash paid in exchange for Veritas outstanding stock options	(U.S.$65.0 million)
Estimated transaction costs	(U.S.$25.0 million)
Cash-out for reimbursement of Convertible Notes due 2024 as disclosed in 3.1.1(1)	(U.S.$155.0 million)
Cash-in for financing of the acquisition as disclosed in 3.2.3
Amount drawn on the U.S.$1,600 million bridge facility	U.S.$1,500.0 million
Less issuance costs paid on the bridge loan facility	(U.S.$19.5 million)

Total net effect of pro forma adjustments on cash	(U.S.$258.5 million)
      The net effect on pro forma adjustments on cash is a cash-out of U.S.$258.5 million that corresponds to a cash-out of €219.1 million on the pro forma condensed, combined and unaudited balance sheet at December 31, 2005 for both U.S. GAAP and IFRS and a cash-out of €203.3 million in the pro forma condensed, combined and unaudited balance sheet at June 30, 2006 for both U.S. GAAP and IFRS.

3.3 Pro forma adjustments on the unaudited pro forma combined statement of income under IFRS and U.S. GAAP

3.3.1 Amortization of tangible and intangible assets at fair value
      An adjustment has been made under U.S. GAAP to record the amortization expense related to the fair value of identifiable fixed assets from the purchase price for approximately €30.5 million (U.S.$38 million) as cost of operations (for technologies, multi-client surveys and property, plant and equipment) and €3.7 million (U.S.$4.5 million) as selling expenses (for customer relationships) for the twelve months period ended December 31, 2005, and for approximately €15.5 million (U.S.$19 million) as cost of operations (for technologies, multi-client surveys and property, plant and equipment) and €1.9 million (U.S.$2.3 million) as selling expenses (for customer relationships) for the six months period ended June 30, 2006, in the U.S. GAAP pro forma condensed combined and unaudited income statement.
      An adjustment has been made under IFRS to record the amortization expense related to the fair value of identifiable fixed assets from the purchase price for approximately €33.2 million (U.S.$41.2 million) as cost of operations (for technologies, multi-client surveys and property, plant and equipment) and €3.6 million (U.S.$4.5 million) as selling expenses (for customer relationships) for the twelve months period ended December 31, 2005, and for approximately €16.8 million (U.S.$20.6 million) as cost of operations (for technologies, multi-client surveys and property, plant and equipment) and €1.9 million (U.S.$2.3 million) as selling expenses (for customer relationships) for the six months period ended June 30, 2006 in the pro forma condensed, combined and unaudited income statement.

3.3.2 Interests costs and amortization of issuance costs related to the financing of the acquisition
      Based on an estimated LIBOR+3.75% corresponding to a 9.1% interest rate at the date of the commitment on financing for both periods, an adjustment has been recognized for an estimated interest cost of approximately €110.3 million (U.S.$137.1 million) for the twelve months period ended December 31, 2005, and for approximately €56 million (U.S.$68.6 million) for the six months period ended June 30, 2006, has been recorded in the respective statements of income as “Interests expense.” Had the interest rate been higher by 1/8%, the interest cost would have been increased by €1.5 million (U.S.$1.9 million) for the twelve months period ended December 31, 2005 and €0.8 million

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
(U.S.$0.9 million) for the six months period ended June 30, 2006. The effect on net income would have been a reduction of net income by €1.0 million (U.S.$1.2 million) for the twelve months period ended December 31, 2005 and €0.5 million (U.S.$0.6 million) for the six months period ended June 30, 2006.
      Had the interest rate been lower by 1/8%, the interest cost would have been decreased by €1.5 million (U.S.$1.9 million) for the twelve months period ended December 31, 2005 and €0.8 million (U.S.$0.9 million) for the six months period ended June 30, 2006. The effect on net income would have been an increase of net income by €1.0 million (U.S.$1.2 million) for the twelve months period ended December 31, 2005 and €0.5 million (U.S.$0.6 million) for the six months period ended June 30, 2006.
      Additionally, based on issuing fees estimated to U.S.$19.5 million for the bridge loan to be issued, an estimated amortization expense of approximately €10.5 million (U.S.$13 million) for the twelve months period ended December 31, 2005, and for approximately €5.4 million (U.S.$6.5 million) for the six months period ended June 30, 2006, has been recorded in the respective statements of income as “Interests expenses”. The bridge loan would be refinanced by long-term debt to be issued when the merger would be effective. The corresponding issuing fees will then be amortized over the new maturity of this long-term debt, but for pro forma purposes, the new maturity can not be determined at the date of preparing the unaudited consolidated pro forma financial information.

3.3.3 Interests costs on convertible bonds
      As CGG has assumed that the convertible bonds were converted prior to the merger, CGG has cancelled the related interests expense of approximately €3.4 million (U.S.$4.2 million) for the twelve months period ended December 31, 2005, and for approximately €2.6 million (U.S.$3.2 million) for the six months period ended June 30, 2006, in the pro forma adjustments.

3.3.4 Share-based payment adjustments
      As indicated in the merger agreement, each employee option granted by Veritas, which is outstanding and unexercised immediately prior to the merger effective date, whether vested or not vested, shall be cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the cash paid in exchange for Veritas share (i.e. U.S.$75.0) over the exercise price per share. The corresponding payment amounts to an estimated U.S.$65 million and contributes to the purchase price.
      As a consequence all Veritas stock-options are assumed to be cancelled at the merger effective date. For IFRS pro forma purposes only, the related compensation costs booked in Veritas historical financial statements have been removed in the pro forma unaudited condensed combined statements of income, for €1.2 million (U.S.$1.5 million) in cost of sales and for €1.3 million (U.S.$1.6 million) in general and administrative expenses for the twelve months period ended December 31, 2005 and for €1.1 million (U.S.$1.3 million) in cost of sales and for €1.2 million (U.S.$1.5 million) in general and administrative expenses.

3.3.5 Deferred taxes effect
      The effect on deferred taxes of the IFRS pro forma adjustments, computed at the U.S. tax rate of 35% for both periods, is a net decrease of €54.0 million (U.S.$67.0 million) of the “Income tax expense” for the twelve months period ended December 31, 2005 and a net decrease of €26.4 million (U.S.$32.3 million) of the “Income tax expense” for the six months period ended June 30, 2006 in the respective pro forma condensed combined statements of income under IFRS.
      The effect on deferred taxes of the U.S. GAAP pro forma adjustments, computed at the U.S. tax rate of 35% for both periods, is a net decrease of €53.1 million (U.S.$65.9 million) of the “Income tax

NOTES TO CGG AND VERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AT DECEMBER 31, 2005 AND AT JUNE 30, 2006 UNDER IFRS AND U.S. GAAP — (Continued)
expense” for the twelve months period ended December 31, 2005 and a net decrease of €26.6 million (U.S.$32.6 million) of the “Income tax expense” for the six months period ended June 30, 2006 in the respective pro forma condensed combined statements of income under U.S. GAAP.
Note 4 — Other Pro forma adjustments
      Other pro forma adjustments correspond mainly to elimination of intercompany transactions between CGG and Veritas assuming the merger would have been effective at January 1, 2005 for the twelve months period ended December 31, 2005, and at January 1, 2006 for the six months period ended June 30, 2006, in the pro forma adjustments.

CONTRACTS BETWEEN CGG AND VERITAS PRIOR TO THE MERGER
      From time to time in the ordinary course of business, CGG or its subsidiaries enter into contracts with Veritas or its subsidiaries. These contracts include purchases of seismic equipment from CGG’s subsidiary, Sercel, contracts for the acquisition of offline seismic data, seismic data processing software agreements, license agreements, non-disclosure agreements, cooperation agreements and other commercial agreements. Many of these contracts have been substantially performed, but have confidentiality, indemnity or other continuing obligations.
      In addition, CGG has entered into the merger agreement with Veritas and customary confidentiality agreements executed in connection with the parties’ negotiation of the transactions contemplated by the merger agreement.
      CGG intends to offer certain of Veritas’ current executive officers continued employment with the combined company after the effective time of the merger. See “The Merger — Interests of the Directors and Executive Officers of Veritas in the Merger — Continuing Employment with CGG.”

DESCRIPTION OF THE CGG AMERICAN DEPOSITARY SHARES
      The Bank of New York, as depositary, will register and deliver CGG American Depositary Shares, also referred to as ADSs. Each ADS represents one-fifth of one ordinary share (or a right to receive one-fifth of one ordinary share) deposited with the principal Paris office of Crédit Agricole Indosuez, BNP Paribas, Banque Worms, Société Générale or Credit Lyonnais, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.
      You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are an ADS registered holder. This description assumes you are an ADS registered holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS registered holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
      The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.
      As an ADS holder, CGG will not treat you as one of its shareholders and you will not have any shareholder rights provided by French law. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS registered holder rights. A deposit agreement among CGG, the depositary and you, as an ADS registered holder, and all other persons indirectly holding ADSs sets out an ADS registered holder’s rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
      The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in the section “Additional Information — Where You Can Find More Information” beginning on page 190 of this proxy statement/ prospectus.
Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?
      The depositary has agreed to pay to registered ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution CGG pays on the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS registered holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS registered holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “The Merger — Certain Material U.S. Federal Income Tax Consequences” beginning on page 86 of this proxy statement/ prospectus. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares CGG distributes as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ADSs which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ADSs. The depositary may sell a portion of the distributed ADSs sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to purchase additional ADSs. If CGG offers holders of its securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS registered holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, an ADS holder will receive no value for them.

If the depositary makes rights available to ADS registered holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted ADSs that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to ADS registered holders anything else CGG distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what CGG distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what CGG distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS registered holders unless it receives satisfactory evidence from CGG that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS registered holders. CGG has no obligation to register ADSs, shares, rights or other securities under the Securities Act. CGG also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions CGG makes on its shares or any value for them if it is illegal or impractical for CGG to make them available to you.
Deposit, Withdrawal and Cancellation

How are ADSs issued?
      The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Deposited shares may be in either bearer or registered form. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?
      You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS registered holder or a person the ADS registered holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
      If you hold your ADSs as a certificated ADR, you may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder a certificate evidencing those ADSs.
Voting Rights

How do you vote?
      ADS registered holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS registered holders of shareholders’ meetings and arrange to deliver CGG’s voting materials to them if CGG asks it to. Those materials will describe the matters to be voted on and explain how ADS registered holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.
      If you do not provide valid instructions to the depositary, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.
      The depositary will try, subject to the laws of French and CGG’s articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS registered holders. The depositary will only vote or attempt to vote as instructed.
      Shares that have been held under the deposit agreement for at least two years are entitled to double voting rights under CGG’s statuts. The depositary will try, subject to the laws of France and CGG’s articles of association or similar documents, to exercise double voting rights in accordance with instructions from ADS registered holders that requested that shares underlying their ADSs be held by the depositary in registered form and have held their ADSs for at least two years.
      CGG cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.
      In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if CGG requests the depositary to act, CGG agrees to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons Depositing or
Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	• Transfer and registration of shares on CGG’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Payment of Taxes
      You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS registered holders any proceeds, or send to ADS registered holders any property, remaining after it has paid the taxes.
      The depositary will use reasonable efforts to follow procedures established by the French Treasury to enable eligible U.S. holders of ADSs to qualify for a reduced withholding tax rate, if available at the time dividends are paid, or to recover any excess French taxes that were initially deducted from distributions.

Reclassifications, Recapitalizations and Mergers

If CGG:	Then:

• Changes the nominal or par value of CGG ordinary shares;

• Reclassifies, splits up or consolidates any of the deposited securities;

• Distributes securities on the shares that are not distributed to you; or

• Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of its assets, or takes any similar action.	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if CGG asks it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination

How may the deposit agreement be amended?
      CGG may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS registered holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?
      The depositary will terminate the deposit agreement at CGG’s direction by mailing notice of termination to the ADS registered holders then outstanding at least 90 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to CGG and the ADS registered holders at least 30 days prior to the date fixed for termination if 60 days have passed since the depositary told CGG it wants to resign but a successor depositary has not been appointed and accepted its appointment.
      After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS registered holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination CGG’s only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that CGG agreed to pay.
Limits on CGG’s Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
      The deposit agreement expressly limits CGG’s obligations and the obligations of the depositary. It also limits CGG’s liability and the liability of the depositary. CGG and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if CGG or it is prevented or delayed by law or circumstances beyond CGG’s control from performing CGG’s or its obligations under the deposit agreement;

•	are not liable if CGG or it exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents CGG or it believes in good faith to be genuine and to have been signed or presented by the proper person.
      In the deposit agreement, CGG and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
      Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
      The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or CGG’s transfer books are closed or at any time if the depositary or CGG thinks it advisable to do so.
Your Right to Receive the CGG Ordinary Shares Underlying your ADSs
      ADS registered holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or CGG has closed its transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) CGG is paying a dividend on CGG’s shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.
      This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-release of ADSs
      The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.
Direct Registration System
      In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.
      In connection with and in accordance with the arrangements and procedures relating to DRS/ Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/ Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

COMPARISON OF RIGHTS OF VERITAS STOCKHOLDERS AND CGG SHAREHOLDERS
      The rights of Veritas stockholders are governed by the General Corporation Law of the State of Delaware and the provisions of Veritas’ certificate of incorporation and bylaws. The rights of CGG shareholders are governed by the French Commercial Code and by the provisions of CGG’s articles of association and bylaws (statuts). An English translation of CGG’s articles of association and bylaws is attached as an exhibit to CGG’s 2005 20-F, which is incorporated by reference into this proxy statement/ prospectus. The following is a summary of the material differences between the rights of Veritas stockholders and CGG shareholders. These differences arise from differences between the General Corporation Law of the State of Delaware and the French Commercial Code and between Veritas’ certificate of incorporation and bylaws and CGG’s articles of association and bylaws (statuts). For more complete information, you should read Veritas’ certificate of incorporation and bylaws and the English translation of CGG’s articles of association and bylaws, as amended, as well as the relevant provisions of the General Corporation Law of the State of Delaware and the French Commercial Code.
      Veritas’ certificate of incorporation and bylaws and CGG’s articles of association and bylaws may be obtained without charge by following the instructions in the section entitled “Additional Information — Where You Can Find More Information.”
Size and Qualification of the Board of Directors; Committees

Veritas
      Under the General Corporation Law of the State of Delaware, the certificate of incorporation or bylaws of a corporation may specify the number of directors. Veritas’ certificate of incorporation and bylaws provide that the number of directors shall be fixed by resolution adopted by a majority of the entire board of directors, but the number of directors shall be no less than three and no more than ten. As of the date of this proxy statement/ prospectus, Veritas has eight directors. Veritas’ bylaws provide that the directors shall be elected at an annual meeting of the holders of the voting stock of Veritas. The Veritas board of directors is not classified, and directors hold office for one-year terms.
      The General Corporation Law of the State of Delaware provides that directors must be natural persons. Neither the General Corporation Law of the State of Delaware nor Veritas’ certificate of incorporation or bylaws requires board members to have any specific qualifications.
      Veritas’ board of directors has four committees: a nominating and corporate governance committee, an innovation and technology committee, a compensation committee and an audit committee.

CGG
      The organizational documents of CGG provide that the board of directors must have no less than six and no more than 15 members, each of whom shall be elected by the shareholders at an ordinary shareholders meeting. This number can be increased in case of a merger.
      CGG’s articles of association and bylaws provide that a director must own at least one ordinary share of CGG and that directors be elected for a six-year term. The CGG board of directors internal regulations recommend that each director own at least 50 shares. In addition, in the absence of a specific provision on age limit applicable to directors, the French commercial code shall apply which states that no more than one-third of the directors may be more than 70 years old. If the number of directors over 70 years old should exceed one-third of the number of directors on the board of directors, the oldest director(s) shall automatically be deemed to have retired at the ordinary shareholders meeting called to approve the financial statements for the fiscal year in which the proportion of directors over 70 years old was exceeded, unless the permitted proportion was re-established in the interim. CGG’s articles of association and bylaws provide that the age limit applicable to the chairman of the board of directors and to the chief executive officer shall be 65 years. However, the board of directors may further extend their mandate one or more times for a total period not to exceed three years.

      The French Commercial Code provides that directors can be individuals or entities, including corporations. If an entity is a director, it must appoint an individual to act as its permanent representative.
      CGG’s articles of association and bylaws provide that the board of directors can create committees in charge of studying certain issues the board has to resolve. The composition and missions of these committees shall be decided by the board of directors. The CGG board of directors has three committees: a strategic planning committee, an audit committee and an appointment-remuneration committee.
Removal of Directors and Vacancies

Veritas
      Pursuant to Veritas’ certificate of incorporation and bylaws, any director may be removed with or without cause by the affirmative vote of the holders of at least a majority of the shares entitled to vote in the election of directors.
      Under Veritas’ certificate of incorporation and bylaws, newly created directorships resulting from any increase in the number of directors and any vacancies, however created, shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, and not by the stockholders.

CGG
      Each of the directors elected at the CGG shareholders meeting shall be elected for a term of six years. Under CGG’s articles of association and bylaws, at least a majority vote of the board of directors present or represented is required to remove the chairman or chief executive officer and to decide any replacement.
      In addition, any vacancy on the board of directors following the death or resignation of one or more directors, shall be temporarily filled by the appointment of a replacement director by the CGG board of directors, such appointment being subject to approval at the next shareholders meeting. The appointment of a replacement director in the event of a vacancy by reason of death or resignation requires the affirmative vote of at least the majority of the directors present or represented.
      A member of the CGG board of directors, including the chief executive officer and the chairman of the board of directors, may be removed prior to the expiration of such director’s term by a majority vote of CGG’s shareholders. Under the French Commercial Code and current case law, removal of a member of the board of directors will not subject a company to liability unless the removed director shows that the removal was done in an injurious or vexatious manner.
      A director appointed to replace another director will hold office only for the remainder of his predecessor’s term.
Duties of the Board of Directors and Liability of Directors

Veritas
      The General Corporation Law of the State of Delaware provides that the board of directors of a Delaware corporation has ultimate responsibility for managing the corporation’s business and affairs. In discharging this function, directors of Delaware corporations owe fiduciary duties of care and loyalty to the corporations for which they serve as directors. Directors of Delaware corporations also owe fiduciary duties of care and loyalty to stockholders. Delaware courts have held that directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them.
      A director of a Delaware corporation, in the performance of his or her duties, is fully protected in relying, in good faith, upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.
      The General Corporation Law of the State of Delaware does not contain any statutory provision permitting the board of directors, committees of the board or individual directors, when discharging the duties of their respective positions, to consider the interests of any constituencies other than the corporation or its stockholders. In addition, the duty of the board of directors, committees of the board and individual directors of a Delaware corporation may be enforced directly by the corporation or may be enforced by a stockholder, as such, by a derivative action or may, in certain circumstances, be enforced directly by a stockholder or by any other person or group.
      Veritas’ certificate of incorporation limits the liability of directors to the fullest extent permitted by the General Corporation Law of the State of Delaware. Thus, a Veritas director is not personally liable to the corporation or its stockholders for monetary damages resulting from a breach of a fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

CGG
      CGG directors may be held civilly liable, either individually or jointly, as applicable, to the company or to third parties for breaches of statutory or regulatory provisions applicable to public limited companies, for violations of CGG’s organizational documents and for mismanagement. Mismanagement is broadly defined as any act, intentional or unintentional, contrary to the interest of the company. If mismanagement results in a company’s bankruptcy, the directors, in their individual capacities, may be liable for part or all of the excess of the liabilities of the company over its assets, or may be subject to bankruptcy proceedings.
      Directors are generally jointly and severally liable for misconduct arising from the board acting collectively, and individually liable for misconduct that can be specifically attributed to them. In particular, all of a company’s directors will be jointly and severally liable for actions taken by the company’s board of directors unless individual directors can prove that they were against the action, made their opposition known and such opposition was recorded in the minutes, and that they took all steps available to them to prevent the action from being taken. Third parties, including a company’s shareholders, bringing suit against one or more directors, must prove that they have suffered a loss, either personally or through the company, and that the directors’ action caused such loss.
      Directors can incur criminal liability for violating certain provisions of the French Commercial Code and other laws and regulations, including employment and securities laws, as well as regulations specific to a company’s business. In particular, the French Commercial Code provides that a company’s directors can be fined and/or sentenced to prison if they, in bad faith and for their own direct or indirect benefit, use the company’s assets or credit for purposes which they know are not to the company’s benefit.
      The French Commercial Code prohibits a company from providing in its organizational documents any clause the effect of which would be to make the exercise of any action for liability against the directors subject to prior notice or to the consent of the general meeting, or to waive the right to any such action in advance. In addition, no decision of the general meeting shall have the effect of extinguishing an action for liability against the directors or managing director for a tort or a negligent act committed in the performance of their duties.

Transactions With Interested Parties

Veritas
      The General Corporation Law of the State of Delaware generally provides that transactions involving a Delaware corporation and an interested director or officer of that corporation are not void or voidable solely for this reason if:

•	the material facts as to the director’s or officer’s relationship or interest are disclosed and a majority of disinterested directors authorizes the transaction;

•	the material facts are disclosed as to the director’s or officer’s relationship or interest and the transaction is specifically approved in good faith by the stockholders; or

•	the transaction is fair to the corporation at the time that it is authorized by the board of directors, a committee of the board of directors or the stockholders.
      As a U.S. public company, however, Veritas is prohibited from directly or indirectly extending or maintaining credit, or arranging for the extension of credit or renewing any extension of credit, in the form of a personal loan to or for any directors or executive officers under U.S. federal securities laws.

CGG
      Under the French Commercial Code, any transaction directly or indirectly between a company and a member of its board of directors and/or its chief executive officer or any deputy executive officers (or any entity in which any of these persons is at the same time an owner, partner with unlimited liability, chief executive officer, member of the supervisory board or an executive officer) or one of its shareholders holding more than 10% of the total voting rights (or, if such shareholder is a legal entity, the entity’s parent), if any, that cannot be reasonably considered to be in the ordinary course of business of the company and is not at arm’s length, is subject to the prior consent of the board of directors. Any such transaction entered into without the prior consent of the board of directors can be nullified if it causes prejudice to the company, unless it is subsequently approved at the next shareholders meeting upon presentation of a report of the statutory auditors explaining the reasons why the prior consent of the board has not been properly sought or given. The statutory auditors must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to shareholders for approval at their next meeting. In the event that the transaction is not ratified by the shareholders, it will remain enforceable by third parties against the company, but the company may in turn hold the interested member of the board of directors, the concerned executive officer, and, in some circumstances, the other members of the board of directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. Moreover, certain transactions between a company and a member of its board of directors who is a natural person and/or its chief executive officer or any deputy executive officers, if any, are disallowed by the French Commercial Code.
      The French Commercial Code enjoins corporations from granting any loan, overdraft, caution or aval (guarantees) to any individual member of the board of directors or their dependents. Any such transaction must be nullified. In addition, as a company with securities registered under the Exchange Act, CGG is prohibited from directly or indirectly extending or maintaining credit, or arranging for the extension of credit or renewing any extension of credit, in the form of a personal loan to or for any directors or executive officers under U.S. federal securities laws.
Indemnification

Veritas
      Veritas’ certificate of incorporation and bylaws require indemnification of its past and present directors, officers, employees and agents to the fullest extent permitted under the General Corporation Law of the State of Delaware. Under the General Corporation Law of the State of Delaware, a corporation may indemnify any director, officer, employee or agent involved in a third-party action or agreeing at the request of the corporation to serve, serving or formerly serving as an officer, director, employee or agent of the corporation, against expenses, judgments, fines and settlement amounts paid in the third-party action, if the director, officer, employee or agent acted in good faith and reasonably believed that his actions were in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, a corporation may indemnify any director, officer, employee or agent involved in a derivative action brought by or on behalf of the corporation against expenses incurred in the derivative action, if the director, officer, employee or agent acted in good faith and reasonably believed that his actions were in, or not opposed to, the best interests of the corporation. However, no indemnification for expenses in derivative actions is permitted where the person has been adjudged liable to the corporation, unless, and only to the extent a proper court finds him entitled to indemnification. If a present or former director or officer of a corporation has been successful in defending a third-party or derivative action, indemnification for expenses incurred is mandatory under the General Corporation Law of the State of Delaware.
      The statutory provisions for indemnification are nonexclusive with respect to any other rights, such as contractual rights, to which a person seeking indemnification may be entitled. Furthermore, under the General Corporation Law of the State of Delaware, a corporation may advance expenses incurred by officers, directors, employees and agents in defending any action upon, in the case of directors and officers, receipt of an undertaking by the person to repay the amount advanced if it is ultimately determined that such person is not entitled to indemnification.
      The merger agreement provides that, for a period of six years following the merger, CGG and the combined company shall, jointly and severally, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Veritas in such capacities to the fullest extent that Veritas would have been required to do so in accordance with the provisions of each indemnification or similar agreement or arrangement with Veritas. CGG and the combined company agree that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the merger now existing in favor of the current and former officers and directors of Veritas as provided in the certificate of incorporation, bylaws or any material contract of Veritas, will survive the merger and continue in full force and effect in accordance with their terms.

CGG
      Under French law, sociétés anonymes, such as CGG, may generally indemnify, contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liabilities cannot be indemnified under French law, whether directly by the company or through liability insurance.
      Sociétés anonymes are generally allowed to advance expenses incurred by their officers and directors in defending any civil or criminal action. They may also indemnify those directors and officers for their expenses, provided that they acted in good faith and in their capacities as directors or officers of the company.
Stockholders Meetings, Voting and Quorum

Veritas
      The General Corporation Law of the State of Delaware and Veritas’ bylaws provide for annual and special meetings. Veritas is required to hold an annual meeting of stockholders on a date set by resolution of the board of directors. A special meeting may be held for any purpose or purposes, such as the approval and adoption of a merger, charter amendment, sale of substantially all of the assets of the company or any other matter requiring stockholder approval. The business transacted at any special meeting of stockholders is limited to the purposes stated in the notice of special meeting.

      Pursuant to Veritas’ bylaws, a special meeting for any purpose or purposes may be called at any time by a majority of the entire board of directors. Written notice of each meeting of the stockholders must be given either personally or by mail not less than 10 days or more than 60 days before the date of such meeting to each stockholder of record entitled to vote at such meeting and must state the date, time and place of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. However, meetings may be held without notice if all stockholders entitled to vote are present (except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been not lawfully called or convened), or if notice is waived by those not present.
      Under Veritas’ certificate of incorporation, holders of Veritas common stock have one vote with respect to each share of Veritas common stock held by them upon all proposals presented to the stockholders on which the holders of common stock are entitled to vote. There are currently no issued or outstanding shares of Veritas preferred stock, although Veritas’ certificate of incorporation contains a provision authorizing the issuance of 1,000,000 shares of preferred stock.
      Each share of preferred stock shall entitle the holder thereof to the voting rights, preferences as to dividends, liquidation, conversion, and other rights of such preferred stock as determined by resolution of the board of directors.
      Veritas’ bylaws provide that, except as otherwise provided by applicable law or by Veritas’ certificate of incorporation, the holders of a majority of the voting power of all outstanding shares of the corporation entitled to vote generally in the election of directors, represented in person or by proxy, without regard to class or series, shall constitute a quorum at a stockholders meeting.

CGG
      French companies may hold either ordinary or extraordinary general meetings of shareholders. Ordinary meetings are required for matters that are not specifically reserved by law to extraordinary general meetings. These matters include the election, replacement and removal of the members of the board of directors, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends or the authorization for dividends to be paid in shares and the issuance of bonds. Extraordinary general meetings are required to approve, among other things, amendments to a company’s articles of association and bylaws (including change of the corporate purpose), modifications to shareholders’ rights, mergers and spin-offs, increases or decreases in share capital (including a waiver of preferential subscription rights), the change of nationality of the company (subject to conditions as described in the French Commercial Code), the extension or reduction of the duration of the company, the creation of a new class of shares, the authorization of the issuance of securities convertible or exchangeable into shares and of debt securities, the transformation of the company into another legal form and the voluntary liquidation of the company before the end of its statutory term.
      The CGG board of directors is required to convene an annual general meeting of shareholders for approval of the annual financial statements. This meeting must be held within six months from the end of CGG’s fiscal year, unless the chief judge of the Paris Commercial Court (Président du Tribunal de Commerce de Paris) orders an extension of this six-month period pursuant to a request. CGG may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by CGG’s board of directors or, in the circumstances prescribed by law, if the board of directors fails to convene such a meeting, by its statutory auditors or by a court-appointed agent. A shareholder or shareholders holding at least 5% of CGG’s capital stock, or any interested party in case of emergency, may request that the court appoint an agent to convene the shareholders meeting.
      French law requires that a preliminary notice (avis de reunion) of the general shareholders meeting of a company that is listed on a French stock exchange be published in the official French journal of mandatory legal notices (Bulletin d’annonces légales obligatoires, which is referred to as the BALO), at least 30 days prior to the meeting. A copy of the preliminary notice is usually first sent to the AMF with an indication of the date on which it is to be published. The preliminary notice must state the details of the company and information about the voting process and include the agenda of the meeting as well as a draft of the resolutions that will be submitted to a shareholders’ vote.
      At least 15 days before the date set for the general meeting on first call, a second notice of the general shareholders meeting (avis de convocation)must be published in the BALO, as well as with another French journal of legal notices in the area in which the company is registered, usually after having first being sent to the AMF. This notice period is reduced to six days in case of a second call (i.e., where the quorum required on the first call was not met). If all the shares of the company are registered shares, there is no need to publish the second notice in any journal but merely to send notice by mail to each shareholder with the same 15-day notice. In addition to those publications, individual letters must also be sent by mail at least 15 days before the meeting to all holders of registered shares who have held their shares for more than one month prior to the date of notice. The notice must include the details of the company, as well as a description of the type, agenda, place, date and time of the meeting and other information about the voting process. It also includes a draft of the resolutions that will be submitted to a shareholders’ vote to the extent that the resolutions have changed since the original notice. With the sole exception of removal and replacement of directors (which may be discussed at any meeting), any matter which does not appear on the agenda may not be discussed at the meeting.
      There is no requirement that a shareholder own a minimum number of shares in order to be able to attend or be represented at a general shareholders meeting. In order to participate in any general meeting, a holder of registered shares must have paid up its shares and have its shares registered in his name or in the name of the accredited financial intermediary referred to in article L. 228-1 of the French Commercial Code in a shareholder account maintained by the company or on behalf of it by an accredited financial institution at least five days prior to the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares a certificate indicating the number of bearer shares the holder owns and stating that these shares are blocked in the account held by the intermediary in the holder’s name until the date of the meeting (certificate d’immobilisation). This certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting convenes.
      Under French law, ordinary general shareholders meetings and extraordinary general shareholders meetings called to decide a share capital increase by capitalization of reserves, profits or share premium, generally require the presence, in person or voting by mail or by proxy, of shareholders holding outstanding shares representing in the aggregate at least 20% of the voting rights. A quorum of at least 25% of the outstanding shares entitled to vote is required for all other extraordinary general meetings. If a quorum is not reached, the meeting must be adjourned. No quorum is required when an ordinary general meeting is reconvened, but only questions that were on the agenda of the adjourned meeting may be considered. A quorum of at least 20% of the shares entitled to vote is required when an extraordinary shareholders meeting is reconvened, except where the reconvened meeting is considering a share capital increase by capitalization of reserves, profits or share premium, in which case no quorum is required. If no quorum is reached at a reconvened extraordinary shareholders meeting requiring a 20% quorum, then the meeting may be adjourned to a date within a period not to exceed two months.
      One voting right is attached to each CGG ordinary share (including each CGG ordinary shares underlying five CGG ADSs) at all shareholders meetings. However, CGG’s articles of association provide that, as from May 22, 1997, each share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes. In the event of capital increases effected by a free attribution of shares, as a result of the incorporation of reserves, retained earnings or issuance premiums, the shares attributed by reason of and proportionately to the ownership of shares holding double voting rights are immediately granted double voting rights as if they themselves had fulfilled the requirements therefore. Double voting rights are cancelled for any share that is converted into a bearer share or whose ownership is transferred.
      Under CGG’s ADS deposit agreement, the CGG ordinary shares underlying CGG ADSs will be held in bearer form unless the holder thereof notifies the depositary in writing that the ordinary shares should be held in registered form. As a result, new holders of CGG ordinary shares (including CGG ordinary shares represented by CGG ADSs), including former holders of Veritas common stock who receive CGG ADSs pursuant to the merger, will qualify to obtain double-voting rights only after holding those CGG ADSs in the same registered name for two years after giving such notice.
Stockholder Proposals

Veritas
      Veritas’ bylaws establish procedures that must be followed for a stockholder to submit a proposal to be voted on by the stockholders of Veritas at its annual meeting of stockholders and a substantially similar procedure to be followed for the nomination and election of directors. No business may be proposed by a stockholder at the annual meeting of stockholders without giving written notice to the secretary of Veritas between 90 and 120 days prior to the scheduled date of the meeting.
      In the event, however, that the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the first anniversary of the record date for the preceding year’s annual meeting, a stockholder’s notice shall be considered timely if it is delivered to the secretary of Veritas not later than the close of business on the later of the 90th day prior to the scheduled date of the meeting or the 10th calendar day following the day on which public announcement of the date of such meeting is first made by the corporation.
      In the event, however, that the number of directors to be elected is increased and there is no public announcement by Veritas naming all of the nominees for director or specifying the size of the increased board of directors at least 100 calendar days prior to the first anniversary of the record date for the preceding year’s annual meeting, a stockholder’s notice shall be considered timely with respect to nominees for any new positions created by such increase if it is delivered to the secretary of Veritas not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by the corporation.
      No nomination may be proposed by a stockholder at a special meeting of stockholders held for the purpose of electing directors without giving written notice not earlier than the 90th calendar day prior to such special meeting and not later than the close of business on the later of the 70th calendar day prior to such special meeting or the 10th calendar day following the date on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.
      To properly bring business before the annual meeting of Veritas stockholders, a stockholder’s notice must set forth:

•	a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of such stockholder, along with a representation that such stockholder will appear at such meeting in person or by proxy to present the proposal;

•	the name and record address of such stockholder; and

•	the class or series and number of shares of Veritas capital stock that are owned beneficially or of record of such stockholder.
      In addition, stockholders’ notices relating to director nominations must be accompanied by a written consent of each proposed nominee being named as a nominee and to serve as a director, if elected, and must include all information relating to the nominee that is required to be disclosed in proxy solicitations for director elections pursuant to Section 14 of the Exchange Act.
      In addition, pursuant to Rule 14a-8 under the Exchange Act, a stockholder may have his proposal disclosed in a company’s proxy materials and presented to stockholders for a vote, provided that the stockholder follows the procedures set forth in Rule 14a-8 and provided, further, that the proposal is not substantively excludable under the SEC’s stockholder proposal rules.

CGG
      Under the French Commercial Code, shareholders can nominate individuals for election to a company’s board of directors at an ordinary general shareholders meeting if the election of directors is part of the agenda for the shareholders meeting. However, shareholders cannot elect a new director at an ordinary general shareholders meeting if the agenda for the meeting does not include the election of directors, unless such nomination is necessary to fill a vacancy due to the previous removal of a director. In addition, in case of a merger or a spin-off, the nomination of new directors may be decided by the extraordinary general shareholders meeting voting on the transaction. In either case, the nomination must contain the name, age, professional references and professional activity of the nominee for the past five years (including at foreign companies), if any, the occupation within the company, as well as the number of the company’s shares owned by such candidate, if any. This information must be made available to shareholders by the company’s board of directors no less than 15 days before the meeting in case of an annual ordinary general shareholders meeting. In addition, any holder of registered shares may ask the company, from the date of the notice until the fifth day before the meeting inclusive, to send him this information at his own expenses. If the agenda of a shareholders meeting includes the election of members of the board of directors, any shareholder is entitled to be a candidate for election to the board at that shareholders meeting, even though such shareholder has not complied with established nomination procedures. Such a candidate may be asked to provide the same information as described above during the meeting.
      Under the French Commercial Code and given the amount of CGG’s share capital, (i) shareholders representing, individually or collectively, a specified percentage (comprised between 0.5% and 4% of a company’s capital stock) determined on the basis of a formula related to capitalization, and (ii) a duly authorized association of shareholders who have held their shares in registered form for at least two years and holding, in the aggregate, at least 1% of the voting rights of the company, may request that a resolution, which they propose for adoption at a shareholders meeting, be included in the agenda. This request must be made within 10 days of the publication of the initial notice of the shareholders meeting in the BALO and may specify the reasons for the resolution. Properly submitted requests will be considered at the meeting. The French Commercial Code requires a company’s board of directors to respond at the meeting to any questions submitted in writing by any shareholder and relating to any document made available by the board of directors on the management and the business of the company.
      As a foreign private issuer, the requirements set forth in Rule 14a-8 of the Exchange Act requiring the inclusion of certain shareholder proposals in a company’s proxy materials do not apply to CGG.
Approval of Extraordinary Actions

Veritas
      Under the General Corporation Law of the State of Delaware, fundamental corporate transactions (such as mergers, sales of all or substantially all of the corporation’s assets, dissolutions and amendments to the certificate of incorporation) as well as certain other actions, require the approval of the holders of not less than a majority of the outstanding shares entitled to vote.
      Veritas’ bylaws may be amended by either its stockholders or its board of directors.

CGG
      Under the French Commercial Code, decisions taken by an extraordinary general shareholders meeting (except if the meeting decides upon any capital increase by capitalization of reserves, profits or share premium) require the approval of at least two-thirds of the votes cast.

      An extraordinary general shareholders meeting deciding upon any capital increase by capitalization of reserves, profits or share premium requires a 50% majority of the votes cast.
      A unanimous vote, however, is required to increase the liabilities of the shareholders.
      Furthermore, the transformation of a société anonyme into another type of legal entity requires, depending on the type of entity into which the company seeks to transform, a unanimous vote, a three-fourths majority vote or a two-thirds majority vote of the votes cast.
      Abstention from voting by the shareholders present, represented by proxy or voting by mail is computed as a vote against the resolutions submitted to a vote.
Certain Rights of Preferred Stockholders

Veritas
      Veritas’ certificate of incorporation provides for the issuance of shares of preferred stock. However, no shares of preferred stock have been issued or are outstanding. If issued, the preferred stock would have such preferences, privileges and relative rights as stated in the resolution or resolutions of the board of directors of Veritas providing for such issuance of preferred stock.

CGG
      None of the CGG ordinary shares are entitled to any preferential distribution.
Stockholder Action By Written Consent

Veritas
      Under the General Corporation Law of the State of Delaware and the Veritas certificate of incorporation, any action required or permitted to be taken by the stockholders of Veritas may be taken without prior notice and an actual meeting if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

CGG
      The French Commercial Code does not allow shareholders of a société anonyme to act by written consent.
Disclosures of Interests

Veritas
      Under federal securities laws, stockholders of Veritas reaching certain stock ownership levels must disclose that fact and, under certain circumstances, provide extensive background information in filings with the SEC.
      Under federal securities laws, every officer or director of Veritas, as well as every person owning more than 10% of any class of Veritas’ securities registered under the Exchange Act, must file with the SEC and the NYSE, an initial report of its holdings of all of such securities, and a further report after there has been any change in such holdings.
      In addition, Veritas must furnish the following information with respect to any person, including any group, who is known to the company to be the beneficial owner of more than 5% of any class of its voting securities: (1) title of class; (2) the name and address of the beneficial owner; (3) amount and nature of beneficial ownership; and (4) percent of class owned.

      Under federal securities laws, Veritas has a duty to describe any arrangements known to it, including any pledge by any person of its securities, the operation of which may at a subsequent date result in a change in control of the company.

CGG
      Under French law, any individual or entity, acting alone or in concert with others, who becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of CGG’s outstanding share capital or voting rights (including through CGG ADSs), or whose holdings subsequently fall below any of these thresholds, must notify both CGG and the AMF of the number of shares and CGG ADSs that it holds and of the voting rights attached thereto within five trading days from the date the relevant threshold was crossed.
      Furthermore, CGG’s articles of association and bylaws provide that any individual or legal entity which at any time comes to hold a number of shares representing 1% or any multiple thereof of the total number of shares or voting rights of the company, or comes to cross any further 1% threshold, or whose holding falls below these thresholds, must, within five trading days from the date it crossed a threshold, notify CGG of the total number of shares that it owns.
      Failure to provide timely written notice to CGG under the provisions of the articles of association may, upon petition (registered in the minutes of the general shareholders meeting) of one or more shareholders representing 1% or more of CGG’s share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold from that meeting and for any further meeting that would be held within the two years following the date of compliance of the notification requirements.
      French corporate law and the regulations of the AMF impose additional reporting requirements on any person or persons acting alone or in concert who acquire more than 10% or 20% of CGG’s share capital or voting rights. Any purchaser exceeding these thresholds must file a statement with CGG and the AMF. The notice must specify the acquirer’s intentions for the twelve-month period following the acquisition of its 10% or 20% stake, including whether or not it intends to (a) increase its stake, (b) acquire a controlling interest in CGG or (c) seek the election of nominees to CGG’s board of directors, and whether it is acting alone or in concert with other shareholders. The statement must be filed within 10 trading days from the date either of these thresholds was crossed. The statement is published by the AMF. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. Similar reporting requirements must be complied with if the purchaser’s intentions have changed due to subsequent events.
      Under French law and the regulations of the AMF, any person or persons, acting alone or in concert, who enter into an agreement containing stipulations granting preferential treatment with respect to the sale of shares, voting rights, or otherwise, for shares representing 0.5% or more of CGG’s share capital or voting rights, must file such stipulations with the AMF within five trading days from the date of the agreement.
      Moreover, under French law and the regulations of the AMF, and subject to limited exemptions provided for therein, any person or persons, acting alone or in concert, who acquires shares representing more than one-third of CGG’s share capital or voting rights must initiate a public tender offer for the balance of CGG’s share capital and all other outstanding securities that are convertible into or exchangeable for CGG’s share capital or voting rights.
      If a shareholder (including a holder of CGG ADSs) fails to comply with these notification requirements, the shareholder will be deprived of voting rights attached to the shares it holds in excess of the relevant threshold. The shareholder will be deprived of its voting rights at all shareholders meetings held until the end of a two-year period following the date on which the shareholder has complied with the notification requirements. Furthermore, any shareholder who fails to comply with these requirements, including the notification requirements of CGG’s organizational documents, may have all or part of its voting rights (and not only with respect to the shares in excess of the relevant threshold) suspended for up to five years by court decree at the request of CGG’s chairman, any of CGG’s shareholders or the AMF. Such shareholder may also be subject to criminal liability.
      In order to allow shareholders to give appropriate notice in accordance with French law and the articles of association and bylaws of the company, CGG is required to publish in the BALO, no later than 15 calendar days from its annual ordinary shareholders meeting, information with respect to the total number of voting rights available as of the date of such meeting. In addition, CGG shall disclose the proration of available shares and voting rights on a monthly basis if those shares and voting rights have varied since their last disclosure. The means of such disclosure will be specified in the revised stock exchange general regulation which is expected to be enacted in the near future. The Exchange Act beneficial ownership requirements applicable to Veritas shareholders also apply to holders of CGG ordinary shares and ADSs.
      In addition, the U.S. federal securities law requirements with respect to information about a beneficial owner of more than 5% of any class of voting securities also apply to CGG as a company with equity securities registered under the Exchange Act.
Payment of Dividends

Veritas
      Under the General Corporation Law of the State of Delaware, dividends may be declared by the board of directors of a corporation. The General Corporation Law of the State of Delaware generally permits dividends to be paid out of any surplus, defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors, which cannot be less than the aggregate par value of all issued shares of capital stock. The General Corporation Law of the State of Delaware also permits a dividend to be paid out of the net profits of the current or the preceding fiscal year, or both, unless net assets are less than the capital represented by any outstanding preferred shares. Dividends are paid to the holder of record on the record date of the dividend. Veritas has not paid any dividends on its common stock during the two most recent fiscal years and has no current plans to pay any dividends on its common stock.

CGG
      CGG does not currently pay dividends on its ordinary shares. Under French law, the board of directors is entitled to propose the distribution of dividends at the ordinary shareholders meeting. The holders of a majority of the voting rights present or represented at the meeting must then approve the distribution. The aggregate amount of dividends a company is entitled to distribute for a certain fiscal year may not exceed the amount of distributable amounts (sommes distribuables) for that year. In any fiscal year, the company’s distributable amounts will equal the sum of the following:

•	the company’s profits for the fiscal year, less

•	the company’s losses for the fiscal year, less

•	any required contribution to the company’s legal reserve fund under French law, plus

•	any additional profits that the company reported but did not distribute in its prior fiscal years, less

•	any loss carryforward from prior fiscal years, plus

•	any reserves available for distribution.
      Except in case of a decrease in the share capital, no distribution may be made to shareholders if, before such distribution or as a result of such distribution, the shareholders’ equity has fallen or would fall below the amount of the share capital increased by those reserves that may not be distributed according to applicable legal provisions or the company’s organizational documents. The methods of payment of dividends are determined by the shareholders at their general meeting.

      If the company has made a profit since the end of the preceding fiscal year, as shown on an interim balance sheet certified by the company’s statutory auditors, the board of directors is entitled, subject to the provisions of the French Commercial Code and other regulations, to distribute interim dividends prior to the approval of the annual accounts by the shareholders. The amount of these interim dividends may not exceed the amount of the distributable profit (bénéfice distribuable) resulting from the following formula:

•	the profit of the company for the fiscal year, less

•	the aggregate amount of losses the company may have incurred prior to the last fiscal year, less

•	any required contribution to the company’s legal reserve fund under French law, plus

•	any additional profits the company reported but did not distribute during the last fiscal year.
      Pursuant to French case law, except otherwise stated in the articles of association of the company (which is not the case for CGG) or in the decision of the shareholders to issue new shares, the shareholders at the date of the general shareholders meeting deciding upon the payment of dividends are entitled to the integrality of the allocated dividend, whatever the date on which the shares were issued.
Preferential Subscription Rights

Veritas
      Under the General Corporation Law of the State of Delaware, stockholders have no pre-emptive rights to subscribe for additional issues of stock or for any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation. The Veritas certificate of incorporation does not provide for pre-emptive rights.

CGG
      Under the French Commercial Code, if a corporation issues shares or other securities that carry a right, directly or indirectly, to purchase equity securities issued by the corporation for cash, current shareholders have preferential rights to purchase those securities on a pro rata basis. Those rights entitle the individual or entity that holds them to subscribe in an offering of any securities that may increase the company’s share capital for consideration consisting of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. The rights are listed on Euronext Paris for the same period.
      Preferential subscription rights with respect to any particular offering can be waived, totally or partly, upon the affirmative vote of two-thirds of the shareholders present or represented at an extraordinary shareholders meeting. French law requires a company’s board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the offering must be completed within the period prescribed by the law and by the decision of the shareholders meeting (up to 18 months). The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time (at least three trading days). Stockholders may also waive their own preferential subscription rights with respect to any particular offering.
Anti-Takeover Provisions

Veritas
      Section 203 of the General Corporation Law of the State of Delaware imposes, with some exceptions, a three-year ban on certain transactions and business combinations between a corporation (or its majority-owned subsidiaries) and a holder of 15% or more of the corporation’s outstanding voting stock, together with affiliates or associates thereof.

      The three-year ban does not apply if:

•	prior to the time that the 15% stockholder becomes such, either (1) the proposed business combination or (2) the transaction by which the 15% stockholder became a 15% stockholder is approved by the board of directors of the corporation;

•	if, upon consummation of the transaction that resulted in the stockholder becoming a 15% stockholder of the corporation, the 15% stockholder owns at least 85% of the outstanding voting stock of the corporation, without regard to those shares owned by the corporation’s directors who are also officers or by certain employee stock plans; or

•	if the transaction or business combination is approved by the board of directors of the corporation and, at an annual or special meeting, by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the 15% stockholder.
      A corporation may elect not to be governed by Section 203 of the General Corporation Law of the State of Delaware. Neither Veritas’ certificate of incorporation nor its bylaws contain this election. Therefore, Veritas is governed by Section 203 of the General Corporation Law of the State of Delaware.

CGG
      Under applicable French stock exchange regulations, when an individual or legal entity, acting alone or in concert, comes to hold, directly or indirectly, more than one-third of the shares or voting rights of a listed company, such person or legal entity is required to inform immediately the AMF thereof and make a tender offer for all the capital stock of the company and for all other securities convertible into, or exchangeable or otherwise exercisable for, the capital stock or voting rights of the company. The offer must be on terms and conditions that are acceptable to the AMF and must remain open for 25 trading days.
      The same provisions apply to:

•	any individual or legal entity acting alone or in concert that holds directly or indirectly between one-third and one-half of the shares or voting rights of a company and has increased its interest in the capital or voting rights of such company by more than 2% within less than 12 consecutive months;

•	any individual or legal entity acting alone or in concert that, as a result of a merger or asset contribution, comes to hold more than one-third of a company’s shares or voting rights, where such shares represent an essential part of the assets of the entity absorbed or contributed; or

•	any company holding more than one-third of the share capital or voting rights of a listed company, where such interest constitutes an essential part of the company’s assets and (i) a third party acquires “control” (as defined under the law applicable to such company) of the company; or (ii) a group of persons acting in concert acquires control of the company, unless one or more of those persons already exercised control over the company and remain predominant, and as long as the balance of respective interests is not altered significantly.
      French stock exchange general regulations provide that the AMF may grant certain exemptions to the obligation to make a mandatory offer.
      Under French stock exchange general regulation, a shareholder who comes to hold, alone or in concert, at least 95% of the voting rights of a listed company may initiate a withdrawal offer (offre publique de retrait) to acquire the shares of the remaining shareholders and, subject to the initiator’s decision at the time of the offer launch, the withdrawal offer may be followed by a mandatory squeeze-out (retrait obligatoire) of the remaining minority shareholders. The majority shareholder may also reserve its right to initiate a squeeze-out until the withdrawal offer has been completed. In the event that a majority shareholder or group of shareholders holds 95% of a company’s voting rights, any minority holder of voting equity securities is entitled to solicit the AMF to request that the majority shareholder or group of shareholders file a withdrawal offer to acquire the minority shares. Under the French Monetary and Financial Code, the consideration paid to minority shareholders in a squeeze-out cannot be inferior to the consideration paid in the preceding withdrawal offer (and may be required to be higher if any event that would have an impact on the value of the company’s securities occurs after the withdrawal offer has been declared receivable by the AMF). Also, it must be appraised by an independent expert selected with the prior approval of the AMF.
      French law and CGG’s articles of association and bylaws also require notification if a shareholder’s ownership of shares exceeds certain thresholds and provide the loss of voting rights in the event that such timely notice is not provided. See above under “— Disclosures of Interests.”
      On March 31, 2006, new legislation relating to tender offers took effect in France allowing companies to issue warrants that are convertible into shares at a discounted price in response to the receipt of a takeover proposal from certain potential acquirers. Such warrants may be allocated for free to all the shareholders of the issuing company, the status of shareholder being assessed anytime until the date of expiry of the public offer period. Approval by holders of a majority of a company’s outstanding shares is required for adoption of the resolution concerning the issuance of the warrants and the conditions for their use, including the maximum amount of the share capital increase that could result from the warrants being exercised and the maximum number of warrants to be issued. The general shareholders meeting can also delegate the decision of issuing such warrants and/or only the determination of the terms and conditions of their issue to the board of directors.
Stockholder Suits

Veritas
      Under the General Corporation Law of the State of Delaware, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. A person may institute and maintain a derivative suit only if he was a stockholder at the time of the transaction which is the subject of the suit or his stock was transferred to him, her or it by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The General Corporation Law of the State of Delaware also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless the demand would be futile.

CGG
      The French Commercial Code allows the legal representatives of a company, or a shareholder or shareholders, irrespective of the percentage of share capital he owns, or a group of shareholders owning a specified percentage of the share capital who unanimously designate one or more among them, or a duly authorized association of shareholders complying with certain conditions, to represent them, to initiate a derivative lawsuit (action sociale) against one or more directors. The purpose of such lawsuit is to recover the damages that the company incurred as a result of the director’s actions.
Inspection of Books and Records

Veritas
      Under the General Corporation Law of the State of Delaware, every stockholder, upon proper written demand stating the purpose, may inspect (and make copies and extracts from) the corporate books and records as long as the inspection is for a “proper purpose” and during normal business hours. A “proper purpose” is any purpose reasonably related to the interest of the inspecting person as a stockholder.

CGG
      Under the French Commercial Code, shareholders or their proxies may examine a number of corporate records pertaining to the last three fiscal years, including:

•	inventory lists;

•	annual financial statements;

•	consolidated financial statements, if any;

•	reports of the board of directors and the statutory auditors;

•	proposed resolutions;

•	information regarding candidates for the board of directors;

•	the total overall compensation paid to the corporation’s 10 highest-paid employees;

•	the total amount of charitable deductions made by the corporation, certified by the statutory auditors;

•	minutes of shareholders meetings;

•	attendance sheets of shareholders meetings;

•	a list of transactions with related parties;

•	report on employment-related matters (bilan social); and

•	a list of the corporation’s directors and statutory auditors.
      Shareholders may consult the documents listed above at any time at the company’s registered office. Shareholders are also entitled to make one copy of the documents available for examination with the exception of inventory lists.
      Shareholders have special inspection rights before a shareholders meeting. They can request additional information, including:

•	the agenda for the meeting;

•	a table showing the results of operations for the last five years;

•	summary of the company’s financial situation over the last fiscal year;

•	the proposed resolutions to be presented at the meeting;

•	a proxy card and a form for voting by mail; and

•	a form for requesting documents at later meetings.
      Between the date of publication of the meeting notice and the date of the meeting shareholders or their proxies may inspect, at the company’s registered office, any of the above documents, as well as a list of the company’s shareholders, which must be finalized by the company 16 calendar days before the meeting.
Reporting Requirements

Veritas
      As a U.S. large accelerated filer, Veritas must file with the SEC, among other reports and notices:

•	an annual report on Form 10-K within 75 days after the end of each fiscal year;

•	quarterly reports on Form 10-Q within 40 days after the end of each of the first three quarters of the fiscal year; and

•	current reports on Form 8-K upon the occurrence of specified corporate events.
      In addition to the foregoing, federal securities laws require Veritas to mail the following documents to its stockholders in advance of each annual meeting:

•	an annual report containing audited financial statements; and

•	a proxy statement that complies with the requirements of the Exchange Act.

CGG
      As a French société anonyme, CGG is required to file the following documents with the Paris Commercial Court within one month from the annual ordinary shareholders meeting:

•	annual financial statements;

•	management report;

•	report of the statutory auditors on the annual financial statements;

•	the proposed allocation of the results submitted to the shareholders; and

•	the resolution on the allocation of the company’s results approved by the shareholders.
      As a French société anonyme and the parent company of a group, CGG is required to file the following documents with the Paris Commercial Court within one month from its annual ordinary shareholders meeting:

•	consolidated financial statements;

•	group management report; and

•	report of the statutory auditors on the consolidated financial statements.
      As a company listed on a regulated market, CGG is also required to:

•	attach to its annual financial statements an inventory of the securities listed in the corporate portfolio as of the close of the fiscal year and a table relating to the proposed allocation of the results to be voted by the general shareholders meeting;

•	publish annually in the BALO, within four months from the end of the fiscal year and at least 15 days prior to the annual ordinary shareholders meeting, the following documents:

•	annual financial statements;

•	the proposed allocation of results; and

•	consolidated financial statements, if available;
      with a clear statement, on the face thereof, that those documents have not been reviewed by the company’s statutory auditors.
      Other information relating to the entities within the consolidation perimeter of the company may not be required if they are available at the company’s registered office.

•	publish, within 45 days from the annual ordinary shareholders meeting, a separate BALO entry of the following documents:

•	approved annual financial statements;

•	the decision of the allocation of the result; and

•	consolidated accounts reviewed by the statutory auditors.
      Other information relating to the entities within the consolidation perimeter of the company may not be required if they are available at the company’s registered office.

•	Publish in the BALO, within four months from the end of the first six months of each fiscal year, a table of activity and results relating to that period and a report on the period activity (along with the certification of the statutory auditors that those documents were made with good faith); and

•	Publish in the BALO, within 45 days from the end of each quarter, a breakdown per branch of activity of its quarterly turnover and, if applicable, its turnover for previous quarters, a comparison of those figures with the figures of the previous fiscal year, as well a consolidated statement of its net turnover.
      For so long as CGG is a foreign private issuer in the United States, it is required to file with the SEC an annual report on Form 20-F within six months after the end of each fiscal year. Furthermore, CGG must furnish reports on Form 6-K with respect to any material information which is required to be publicly disclosed in France or filed with Euronext Paris SA, or regarding information distributed or required to be distributed by CGG to its shareholders.

ADDITIONAL INFORMATION
Stockholder Proposals
      The 2007 annual meeting of Veritas stockholders will not be held if the merger is completed. Therefore, Veritas reserves the right to postpone or cancel its 2007 annual meeting. If the 2007 annual meeting is held, Veritas stockholders may submit proposals on matters appropriate for stockholder action at meetings of Veritas’ stockholders in accordance with Rule 14a-8 under the Exchange Act. If a Veritas stockholder wants Veritas to include such a proposal in its proxy statement for presentation at its 2007 annual meeting of stockholders, the proposal must have been received by Veritas’ Corporate Secretary, at 10300 Town Park Drive, Houston, Texas 77072, Attention: Corporate Secretary, a reasonable time before Veritas begins to print and mail its proxy statement for presentation at its 2007 annual meeting, and all applicable requirements of Rule 14a-8 must be satisfied. If the stockholder submitting the proposal is not the holder of record, the stockholder will need to submit to Veritas proof of ownership for at least one year. This can generally be obtained from the broker or other nominee holding the shares.
      A stockholder will also be able to nominate directors or have other business brought before the 2007 annual meeting, if such meeting is held, by submitting the nomination or proposal to Veritas not later than the close of business on the later of (i) the ninetieth day prior to the 2007 annual meeting or (2) the tenth day following the day on which public announcement of the date of the 2007 annual meeting is first made accordance with Section 2.12 of Veritas’ bylaws. The nomination or proposal must be delivered to Veritas’ Corporate Secretary, 10300 Town Park Drive, Houston, Texas 77072, Attention: Corporate Secretary, and meet all the requirements of Veritas’ bylaws.
Legal Matters
      The legality of the CGG ordinary shares offered by this proxy statement/ prospectus will be passed upon for CGG by Ms. Béatrice Place-Faget, vice president, corporate legal affairs of CGG. Ms. Place-Faget is regularly employed by CGG and holds options to purchase CGG ordinary shares and holds an unvested interest in CGG ordinary shares under CGG’s free allocation of shares employee program.
Experts
      The consolidated financial statements of CGG as of and for the years ended December 31, 2004 and 2005 incorporated into this proxy statement/ prospectus by reference to CGG’s 2005 20-F have been audited by Barbier Frinault & Autres Ernst & Young and Mazars & Guérard, independent registered public accounting firms, as set forth in their reports thereon incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon their reports given on the authority of these firms as experts in accounting and auditing.
      The consolidated financial statements of Exploration Resources ASA as of and for the year ended December 31, 2004 incorporated into this proxy statement/ prospectus by reference to CGG’s 2005 20-F have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein. Such consolidated financial statements are incorporated herein in reliance upon their report given on the authority of said firm as experts in accounting and auditing.
      The financial statements of Arabian Geophysical and Surveying Company (Argas) for the year ended December 31, 2005 incorporated into this proxy statement/ prospectus by reference to CGG’s 2005 20-F have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein. Such financial statements are incorporated herein by reference in reliance upon their report given on the authority of said firm as experts in accounting and auditing.
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial

Reporting) incorporated in this proxy statement/ prospectus by reference to the Veritas DGC Inc. Annual Report on Form 10-K for the year ended July 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Where You Can Find More Information
      CGG and Veritas file reports and other information with the SEC. You may read and copy these reports, statements or other information filed by either CGG or Veritas at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of CGG and Veritas are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.
      CGG has filed a registration statement on Form F-4 to register with the SEC the CGG ordinary shares underlying the CGG ADSs to be issued to Veritas stockholders pursuant to the merger. This proxy statement/ prospectus forms a part of that registration statement and constitutes a prospectus of CGG, in addition to being a proxy statement of Veritas for its special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about CGG and Veritas. As allowed by SEC rules, this proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.
      The SEC allows CGG and Veritas to “incorporate by reference” information into this proxy statement/ prospectus. This means that CGG and Veritas can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/ prospectus, except for any information that is superseded by information that is included directly in this proxy statement/ prospectus or incorporated by reference subsequent to the date of this proxy statement/ prospectus.

      This proxy statement/ prospectus incorporates by reference the documents listed below that CGG and Veritas have previously filed with or furnished to the SEC. They contain important information about CGG and Veritas and the financial condition of each company.

CGG SEC Filings (File No. 001-14622)	Period and/or Date Filed or Date Furnished
Annual Report on Form 20-F	Fiscal year ended December 31, 2005, filed on May 9, 2006
Reports on Form 6-K	Furnished on September 5, 2006, September 6, 2006, September 22, 2006, September 28, 2006 and November 15, 2006

The financial statements of Exploration Resources as of and for the six months ended June 30, 2005 and the year ended December 31, 2004 in CGG’s prospectus filed pursuant to Rule 424(b) (File No. 333-134649)	Filed on July 3, 2006

Veritas SEC Filings (File No. 001-7427)	Period and/or Date Filed
Annual Report on Form 10-K	Fiscal year ended July 31, 2006, filed on October 4, 2006
Current Reports on Form 8-K	Filed on: September 5, 2006, October 4, 2006 and November 20, 2006 (which excludes current reports reporting information under Items 2.02 or 7.01 of Form 8-K and related exhibits, which are not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section)
Proxy Statement on Schedule 14A for Veritas’ 2006 Annual Meeting of Stockholders	Filed on October 28, 2005
      In addition, CGG and Veritas incorporate by reference additional documents that they may file or furnish with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/ prospectus and the date of the Veritas special meeting. These documents include periodic reports, such as annual reports on Form 20-F or on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 6-K or Form 8-K.
      CGG and Veritas also incorporate by reference the merger agreement attached to this proxy statement/ prospectus as Annex A.
      CGG has supplied all information contained in or incorporated by reference into this proxy statement/ prospectus relating to CGG, Volnay Acquisition Co. I and Volnay Acquisition Co II., and Veritas has supplied all information contained in this proxy statement/ prospectus relating to Veritas.
      Documents incorporated by reference are available to you without charge upon your written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/ prospectus. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

CGG Tour Maine-Montparnasse 33, avenue du Maine BP 191 75755 Paris Cedex 15	Veritas 10300 Town Park Drive Houston, Texas 77072
+33 64 47 45 00 Attention: Investor Relations	(832) 351-8300 Attention: Investor Relations
      In order for you to receive timely delivery of the documents in advance of the Veritas special meeting, CGG or Veritas, as applicable, should receive your request by no later than December 29, 2006.

      You also may obtain these documents at the Securities and Exchange Commission’s website, www.sec.gov, and you may obtain certain of these documents at CGG’s website, “www.cgg.com,” by selecting “Investors” and then selecting “Financial Reports,” and at Veritas’ website, “www.vertiasdgc.com,” by selecting “Investors,” then selecting “Financials” and then selecting “SEC Filings.” Information contained on the CGG and Veritas websites is expressly not incorporated by reference into this proxy statement/ prospectus.
      CGG and Veritas are not incorporating the contents of the websites of the SEC, CGG, Veritas or any other person into this document. CGG and Veritas are providing only the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/ prospectus at these websites for your convenience.
      CGG and Veritas have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this proxy statement/ prospectus or in any of the materials that are incorporated into this proxy statement/ prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/ prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/ prospectus does not extend to you. The information contained in this proxy statement/ prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A
Execution Version
AGREEMENT AND PLAN OF MERGER
by and among
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE
VOLNAY ACQUISITION CO. I
VOLNAY ACQUISITION CO. II
and
VERITAS DGC INC.
dated as of
September 4, 2006

A-i

A-ii

A-iii

TABLE OF DEFINED TERMS

Acceptable Confidentiality Agreement	A-71
Acquisition Agreement	A-47
Acquisition Proposal	A-50
Advisers Act	A-29
affiliates	A-43
Affiliates Letter	A-62
Aggregate Consideration	A-3
Amendment No. 2	A-71
AMF	A-15
Antitrust Division	A-52
Applicable Jurisdiction	A-71
beneficial ownership	A-●
Book-Entry Shares	A-4
Burdensome Condition	A-52
Business Day	A-71
Capital Budget	A-41
Cash Designated Shares	A-7
Cash Election Shares	A-5
Certificate	A-4
Certificates of Merger	A-2
CFIUS	A-65
Claim	A-56
Cleanup	A-71
Closing	A-2
Closing Date	A-3
Code	A-71
Commitment Letter	A-39
Company	A-1
Company Adverse Recommendation Change	A-46
Company Assets	A-26
Company Balance Sheet	A-16
Company Board	A-14
Company Charter	A-27
Company Common Stock	A-12
Company Convertible Debt	A-12
Company Directors	A-71
Company Disclosure Letter	A-●
Company IP Rights	A-23
Company Material Contract	A-24
Company Notice	A-47
Company Notice of Change	A-48
Company Option	A-7
Company Option Plans	A-7
Company Permits	A-22
Company Plans	A-18
Company Preferred Stock	A-12
Company Required Vote	A-29

A-iv

Company Rights	A-13
Company Rights Agreement	A-13
Company SEC Documents	A-16
Company Series A Preferred Stock	A-12
Company Special Meeting	A-54
Company Stock Plans	A-7
Company Summary Plan Description	A-19
Company Vessels	A-27
Competition Laws	A-71
Confidentiality Agreement	A-51
Continuing Employees	A-58
Cut-off Time	A-12
Deemed Stock Amount	A-3
Deferred Share Units	A-12
Delayed Forms	A-15
Depositary	A-8
Derivative Transaction	A-71
DGCL	A-2
Dissenting Share	A-8
EC Merger Regulation	A-15
Election Deadline	A-6
Election Form	A-5
Election Form Record Date	A-5
Employment Agreement	A-20
Employment and Withholding Taxes	A-72
Environmental Claim	A-72
Environmental Laws	A-72
ERISA	A-18
ERISA Affiliate	A-18
ESPP	A-13
ESPP Options	A-13
ESPP Shares	A-13
Exchange Act	A-15
Exchange Agent	A-8
Exchange Fund	A-9
Exchange Ratio	A-4
Exon-Florio Act	A-15
Exon-Florio Amendment	A-65
Financing	A-72
First Merger	A-2
Foreign Plan	A-72
Form F-4	A-34
Form F-6	A-34
FTC	A-52
Governmental Entity	A-15
Hazardous Material	A-72
HSR Act	A-15
IFRS	A-33
Indemnified Parties	A-56

A-v

Intellectual Property	A-22
Investment Company Act	A-29
IRS Ruling	A-●
knowledge	A-72
Laws	A-15
Leased Real Property	A-72
Leases	A-72
Liens	A-72
Litigation	A-72
LTIP Plans	A-13
LTIP Shares	A-12
Mailing Date	A-5
Material Adverse Effect	A-63
Merger Consideration	A-3
Merger I Certificate of Merger	A-2
Merger I Effective Time	A-2
Merger I Surviving Corporation	A-2
Merger II Certificate of Merger	A-2
Merger II Effective Time	A-2
Merger Sub I	A-1
Merger Sub II	A-1
Mergers	A-2
No Election Shares	A-5
NYSE	A-4
Owned Real Property	A-73
Parent	A-1
Parent Adverse Recommendation Change	A-49
Parent Assets	A-39
Parent Balance Sheet	A-33
Parent Balance Sheet Date	A-33
Parent Board	A-40
Parent Depositary Share	A-4
Parent Disclosure Letter	A-30
Parent Investigation	A-51
Parent IP Rights	A-36
Parent Material Contract	A-37
Parent Necessary Corporate Documents	A-55
Parent Notice	A-49
Parent Notice of Change	A-50
Parent Options	A-30
Parent Ordinary Share	A-4
Parent Ordinary Shares	A-30
Parent Permits	A-36
Parent Plans	A-34
Parent SEC Documents	A-32
Parent Shareholder Approval	A-31
Parent Shareholders’ Meeting	A-55
Per Share Cash Consideration	A-4
Per Share Consideration	A-4

A-vi

Per Share Stock Consideration	A-4
Permitted Liens	A-73
Person	A-73
Proxy Statement	A-18
Qualifying Amendment	A-54
Real Property	A-73
Registered Company IP	A-23
Registered Parent IP	A-37
Release	A-73
Representatives	A-46
Return	A-73
Sarbanes-Oxley Act	A-16
SEC	A-15
Second Merger	A-2
Secretary of State	A-2
Securities Act	A-16
Severance Benefits	A-59
Severance Policy	A-●
Significant Subsidiary	A-74
Skadden Arps	A-65
Specified Company SEC Documents	A-●
Specified Parent SEC Documents	A-30
Stock Designated Shares	A-6
Stock Election Shares	A-5
Subsidiary	A-74
Superior Proposal	A-50
Surviving Corporation	A-2
Tax	A-74
Termination Date	A-65
Termination Fee	A-67
Total Cash Amount	A-4
Total Common Stock Amount	A-4
Total Stock Amount	A-4
Total Stock Consideration	A-4
US Continuing Employee	A-59
US GAAP	A-16
Valuation Period	A-4
VES Class A Shares	A-3
VES Shares	A-3

A-vii

      AGREEMENT AND PLAN OF MERGER, dated as of September 4, 2006, by and among Veritas DGC Inc., a Delaware corporation (the “Company”), Compagnie Générale de Géophysique, a société anonyme organized under the laws of the Republic of France (“Parent”), Volnay Acquisition Co. I, a Delaware corporation to be formed as a wholly owned subsidiary of Parent (“Merger Sub I”), and Volnay Acquisition Co. II, a Delaware corporation to be formed as a wholly owned subsidiary of Parent (“Merger Sub II”).
      WHEREAS, the respective Boards of Directors of Parent and the Company have each approved a transaction pursuant to which (i) Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation, (ii) immediately thereafter, the Company will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving corporation and a wholly owned subsidiary of Parent, and (iii) Parent will pay aggregate consideration equal to 1.14 Parent Depositary Shares (as defined herein) and U.S. $37.00 cash per outstanding share of Company Common Stock (as defined below) at the Merger I Effective Time (as defined below); and
      WHEREAS, the Board of Directors of Parent has determined that the Mergers are in furtherance of and consistent with Parent’s business strategies and is in the best interest of Parent’s shareholders, and has determined to recommend the matters constituting the Parent Shareholder Approval to the shareholders of Parent; and
      WHEREAS, Parent has approved and adopted this Agreement and the Mergers and desires to form each of Merger Sub I and Merger Sub II to effectuate the Mergers; and
      WHEREAS, the Board of Directors of the Company has determined that the transactions contemplated by this Agreement are in the best interest of the Company’s stockholders, and has determined to recommend the adoption of this Agreement, on the terms and subject to the conditions provided for in this Agreement, to the stockholders of the Company; and
      WHEREAS, for United States federal income tax purposes, it is intended that the Mergers qualify (i) as a reorganization under the provisions of Section 368(a) of the Code and the rules and regulations promulgated thereunder and (ii) for an exception to the general rule of Section 367(a)(1) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Section 368 of the Code.
      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
THE MERGERS
      Section 1.1     The Mergers.
      (a) First Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Merger I Effective Time, Merger Sub I shall be merged with and into the Company (the “First Merger”). At the Merger I Effective Time, the separate existence of Merger Sub I shall cease and the Company shall continue its existence under the DGCL as the surviving corporation (sometimes hereinafter referred to as the “Merger I Surviving Corporation”). The First Merger shall have the effects as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, upon the First Merger, all the rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the Merger I Surviving Corporation and all the obligations, duties, debts and liabilities of the Company and Merger Sub I shall be the obligations, duties, debts and liabilities of the Merger I Surviving Corporation.
      (b) Second Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, immediately after the First Merger and at the Merger II Effective Time, the Merger I Surviving Corporation shall be merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”). At the Merger II Effective Time, the separate existence of the Merger I Surviving Corporation shall cease and Merger Sub II shall continue its existence under the DGCL as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”). The Second Merger shall have the effects as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, upon the Second Merger, all the rights, privileges, immunities, powers and franchises of the Merger I Surviving Corporation and Merger Sub II shall vest in the Surviving Corporation and all the obligations, duties, debts and liabilities of the Merger I Surviving Corporation and Merger Sub II shall be the obligations, duties, debts and liabilities of the Surviving Corporation.
      Section 1.2     Effective Times. (a) Upon the terms and subject to the provisions of this Agreement, at or as promptly as practicable following the Closing, Parent, Merger Sub I and the Company will cause an appropriate Certificate of Merger (the “Merger I Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in such form and executed as provided in the DGCL. The First Merger shall become effective on the date and at the time when the Merger I Certificate of Merger has been duly filed with the Secretary of State or, subject to the DGCL, such later time as is agreed upon by the parties and specified in the Merger I Certificate of Merger, and such time is hereinafter referred to as the “Merger I Effective Time.”
      (b) Upon the terms and subject to the provisions of this Agreement, at or as promptly as practicable following the Closing and immediately after the Merger I Effective Time, Parent, Merger Sub II and the Merger I Surviving Corporation will cause an appropriate Certificate of Merger (the “Merger II Certificate of Merger” and, together with the Merger I Certificate of Merger, the “Certificates of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in such form and executed as provided in the DGCL. The Second Merger shall become effective on the date and at the time when the Merger II Certificate of Merger has been duly filed with the Secretary of State or, subject to the DGCL, such later time as is agreed upon by the parties and specified in the Merger II Certificate of Merger, which in any event shall be as promptly as practicable after the Merger I Effective Time, and such time is hereinafter referred to as the “Merger II Effective Time.”
      Section 1.3     Closing. Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Section 7.1 and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 4:00 p.m., Houston time, on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or waiver (by the party entitled to waive the condition) of all of the conditions set forth in Article VI hereof (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1000 Louisiana, Suite 6800, Houston, Texas 77002, unless another time, date and/or place is agreed to in writing by the parties hereto.
      Section 1.4     Certificate of Incorporation; Bylaws. Pursuant to the First Merger, (a) the Certificate of Incorporation of the Company, as in effect immediately prior to the Merger I Effective Time, shall be the Certificate of Incorporation of the Merger I Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (b) the Bylaws of the Company, as in effect immediately prior to the Merger I Effective Time, shall be the Bylaws of the Merger I Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. Pursuant to the Second Merger, (a) the Certificate of Incorporation of Merger Sub II, as in effect immediately prior to the Merger II Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (b) the Bylaws of Merger Sub II, as in effect immediately prior to the Merger II Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
      Section 1.5     Directors and Officers of the Surviving Corporation and Certain Subsidiaries.
      (a) The directors of the Merger Sub I immediately prior to the Merger I Effective Time shall, from and after the Merger I Effective Time, be the directors of the Merger I Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Merger I Surviving Corporation’s Certificate of Incorporation and Bylaws. The directors of Merger Sub II immediately prior to the Merger II Effective Time shall, from and after the Merger II Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.
      (b) The officers of Merger Sub I immediately prior to the Merger I Effective Time shall, from and after the Merger I Effective Time, be the initial officers of the Merger I Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of Merger Sub II immediately prior to the Merger II Effective Time shall, from and after the Merger II Effective Time, be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
      Section 1.6     Conversion of Capital Stock.
      (a) At the Merger I Effective Time, subject to the other provisions of this Article I and Section 2.1, each share of Company Common Stock issued and outstanding immediately prior to the Merger I Effective Time (other than shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries and except for any Dissenting Shares) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.7, either (i) the Per Share Stock Consideration or (ii) the Per Share Cash Consideration (the Per Share Cash Consideration together with the Per Share Stock Consideration, the “Merger Consideration”).
      For purposes of this Agreement:

“Aggregate Consideration” shall mean the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

“Deemed Stock Amount” shall mean the Total Common Stock Amount; provided, however, that regardless of the actual number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time, in no event shall the Deemed Stock Amount exceed the sum of

(i) 35,985,254, (ii) the aggregate number of shares of Company Common Stock, if any, issued by the Company after the Cut-off Time and prior to the date of this Agreement upon the exercise of the Company Options (outstanding as of the Cut-off Time and disclosed in Section 3.2(a) of the Company Disclosure Letter) in accordance with the terms of such Company Options and (iii) the aggregate number of shares of Company Common Stock, if any, issued by the Company after the date of this Agreement and prior to the Merger I Effective Time in accordance with Section 5.1(d).

“Exchange Ratio” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Final Parent Depositary Share Price.

“Final Parent Depositary Share Price” shall mean the average of the per share closing sale prices of Parent Depositary Shares on the New York Stock Exchange (the “NYSE”), as reported in The Wall Street Journal, for the Valuation Period.

“Parent Depositary Share” means an American Depositary Share of Parent representing one-fifth (0.20) of a Parent Ordinary Share.

“Parent Ordinary Share” means an ordinary share, nominal value €2.00 per share, of Parent.

“Per Share Cash Consideration” shall mean cash in an amount of U.S. dollars equal to the value of the Per Share Consideration.

“Per Share Consideration” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the Total Common Stock Amount.

“Per Share Stock Consideration” shall mean a number of Parent Depositary Shares (which need not be a whole number) equal to the Exchange Ratio.

“Total Cash Amount” shall mean (x) the product obtained by multiplying (1) U.S. $75.00 by (2) 49.336% of the Deemed Stock Amount, minus (y) any cash distributions made by the Company (I) after the date of this Agreement or (II) with a record date after the date of this Agreement and on or before the Merger I Effective Time, subject to adjustment pursuant to Section 1.6(d).

“Total Common Stock Amount” shall mean the total number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time.

“Total Stock Amount” shall mean the product obtained by multiplying (x) 2.2501 by (y) 50.664% of the Deemed Stock Amount, subject to adjustment pursuant to Section 1.6(d).

“Total Stock Consideration” shall mean the product obtained by multiplying (x) the Total Stock Amount by (y) the Final Parent Depositary Share Price.

“Valuation Period” shall mean the twenty consecutive trading days during which the Parent Depositary Shares are traded on the NYSE ending on the third calendar day immediately prior to the Merger I Effective Time, or if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day.

      (b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (x) a certificate (each a “Certificate”) previously representing any such shares of Company Common Stock or (y) non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.1(c) hereof, and (iii) any cash to be paid in lieu of any fractional Parent Depositary Shares in accordance with Section 2.1(e) hereof.
      (c) All Parent Depositary Shares issued as provided in this Section 1.6 shall be of the same class and shall have the same terms as the currently outstanding Parent Depositary Shares. The Parent Ordinary Shares underlying the Parent Depositary Shares that are issued in connection with the First Merger shall be of the same class and shall have the same terms as the currently outstanding Parent Ordinary Shares with all rights attached or accrued to them to any distribution occurring after the Closing Date (including without limitation, interim dividends or distributions out of retained earnings or issuance or merger premium). Parent or the Company shall, following the Closing, except as provided in Section 2.1(b), pay all stamp duties, if any, imposed in connection with the issuance or creation of the Parent Depositary Shares (and the underlying Parent Ordinary Shares) in connection with the First Merger.
      (d) If at any time during the period between the date of this Agreement and the Merger I Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, appropriate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration. Nothing in this Section 1.6(d) shall be construed to permit either party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement. Prior to the Merger I Effective Time, Parent shall not take any action, including amending the deposit agreement between Parent and Depositary that would cause each Parent Depositary Share to represent more or less than one-fifth (0.20) of a Parent Ordinary Share.
      (e) At the Merger I Effective Time, all shares of Company Common Stock that are owned directly or indirectly by Parent or the Company or any of their respective Subsidiaries shall be cancelled and shall cease to exist and no stock or depositary shares of Parent, cash or other consideration shall be delivered in exchange therefor; provided, however, that, for the avoidance of doubt, this Section 1.6(e) shall not apply to shares of Company Common Stock held by or on behalf of the ESPP, as to which Section 1.6(a) shall apply.
      (f) Each issued and outstanding share of common stock, par value U.S. $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Merger I Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value U.S. $0.01 per share, of the Merger I Surviving Corporation.
      (g) At the Merger II Effective Time, all outstanding shares of the Merger I Surviving Corporation shall be cancelled and shall cease to exist and no stock or depositary shares of Parent, cash or other consideration shall be issued or delivered in exchange therefore.
      (h) The calculations required by Section 1.6(a) shall be prepared by Parent promptly after the Closing.
      Section 1.7     Election Procedures.
      (a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent) in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”) and pursuant to which each holder of record of shares of Company Common Stock as of the close of business on the Election Form Record Date may make an election pursuant to this Section 1.7 shall be mailed together with the Proxy Statement or at such other time as the Company and Parent may agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the record date for notice of the Company Special Meeting (the “Election Form Record Date”).
      (b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Company Common Stock (“No Election Shares”). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before

5:00 p.m., New York time, on the 33rd day following the Mailing Date (or such other time and date as the Company and Parent shall agree) (the “Election Deadline”) (other than any shares of Company Common Stock that constitute Dissenting Shares as of such time) shall also be deemed to be “No Election Shares.”
      (c) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
      (d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. With respect to shares of Company Common Stock represented by a Certificate, an Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all certificated shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the Certificates, if any, representing Company Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable shares of Company Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub I, Merger Sub II or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
      (e) Within five Business Days after the Election Deadline, unless the Merger I Effective Time has not yet occurred, in which case as soon after the Merger I Effective Time as practicable (and in no event more than five Business Days after the Merger I Effective Time), Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Depositary Shares or cash pursuant to the First Merger in accordance with the Election Forms as follows:

(i) Cash Election Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion of the Cash Election Shares pursuant to the First Merger is greater than the Total Cash Amount, then:

(1) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

(2) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid pursuant to the First Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

(3) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii) Cash Election Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion of the Cash Election Shares pursuant to the First Merger is less than the Total Cash Amount, then:

(1) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

(2) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, in each case by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid pursuant to the First Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

(3) the Stock Election Shares and the No Election shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(iii) Cash Election Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion of the Cash Election Shares pursuant to the First Merger is equal to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.
      Notwithstanding anything in this Agreement to the contrary, for purposes of determining the allocations set forth in this Section 1.7(e), Parent shall have the right, but not the obligation, to require that any shares of Company Common Stock that constitute Dissenting Shares as of the Election Deadline be treated as Cash Election Shares, although no such shares shall be subject to any of the pro rata selection processes contemplated by this Section 1.7(e).
      (f) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.
      Section 1.8     Stock Options.
      (a) Immediately prior to the Merger I Effective Time, each option granted by the Company to purchase shares of Company Common Stock (each a “Company Option”) pursuant to any stock option plan, program or arrangement of the Company, including, without limitation, the Company’s 1992 Employee Non-Qualified Stock Option Plan, 1992 Non-Employee Director Stock Option Plan, 2001 Key Employee Nonqualified Stock Option Plan, and the Share Incentive Plan (collectively the “Company Option Plans”), which is outstanding and unexercised immediately prior to the Merger I Effective Time, whether or not vested, shall be cancelled and converted into the right to receive, for each share of Company Common Stock subject to such option immediately prior to such cancellation and conversion, an amount in cash equal to the excess, if any, of the Per Share Cash Consideration over the exercise price per share under such option immediately prior to such cancellation and conversion (less any applicable withholding Taxes). On the date of or promptly following the Merger I Effective Time, Parent shall wire transfer to the Company such aggregate amount as is required to be paid pursuant to this Section 1.8 and shall cause the Company to pay on the Closing Date to the holders of the Company Options by wire transfer of immediately available funds the amounts such holders are entitled to receive hereunder.
      (b) All Company Option Plans shall terminate as of the Merger I Effective Time and the provisions in any Company Option Plan and the Company’s 2001 Key Employee Restricted Stock Plan (with the Company Option Plans, the “Company Stock Plans”) or any other plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be terminated as of the Merger I Effective Time, and the Company shall use its reasonable best efforts to ensure that following the Merger I Effective Time no holder of a Company Option or any participant in any Company Stock Plan or any other plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation or any interest in respect of any capital stock of the Company or the Surviving Corporation.
      (c) Prior to the Merger I Effective Time, the Board of Directors of the Company (or the appropriate committee thereof) shall take all actions and make all determinations necessary, in each case under the terms of the Company Option Plans, to effect the provisions of this Section 1.8.
      Section 1.9     Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, in the event appraisal rights are available under the DGCL, with respect to each share of Company Common Stock as to which the holder thereof has properly demanded appraisal of such shares pursuant to, and who has otherwise complied with the provisions of Section 262 of the DGCL as to appraisal rights (each, a “Dissenting Share”), if any, such Dissenting Shares shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 1.6(a) but instead at the Merger I Effective Time shall become the right to receive payment, solely from the Surviving Corporation, of the fair value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws his demand for appraisal of such Dissenting Shares, (ii) if any holder of Dissenting Shares fails to establish his entitlement to appraisal rights as provided in the DGCL or (iii) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such Dissenting Shares and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares and if such forfeiture shall occur following the Election Deadline, each such Dissenting Share shall thereafter be deemed to have been converted into and to have become, as of the Merger I Effective Time, the right to receive, without interest thereon, the Merger Consideration into which No Election Shares shall have been converted pursuant to Section 1.7(e), subject to the last sentence of Section 1.7(e). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of Parent.
ARTICLE II
EXCHANGE OF CERTIFICATES
      Section 2.1     Exchange of Certificates.
      (a) Exchange Agent. Prior to the Merger I Effective Time, Parent shall deposit, or shall cause to be deposited, (i) with The Bank of New York, as depositary for the Parent Depositary Shares, or any successor depositary thereto (the “Depositary”), a number of Parent Ordinary Shares equal to one-fifth of the aggregate number of Parent Depositary Shares to be issued as Merger Consideration, and (ii) with the Company’s transfer agent or a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, sufficient cash and the receipts representing such aggregate number of Parent Depositary Shares to make pursuant to this Article II all deliveries of cash and Parent Depositary Shares as required by Article I. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.1(c) and to make payments in lieu of fractional shares pursuant to Section 2.1(e). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.1(c) and 2.1(e) hereof, the Exchange Fund shall not be used for any other purpose. Any cash and receipts representing Parent Depositary Shares deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 2.1(e) and any dividends or other distributions in accordance with Sec-

tion 2.1(c)) shall hereinafter be referred to as the “Exchange Fund.” The cash portion of the Exchange Fund shall be invested in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under Section 1.6, Parent shall take all steps necessary promptly to, or to enable or cause the Surviving Corporation promptly to, deposit (i) with the Depositary an additional number of Parent Ordinary Shares equal to one-fifth of the aggregate number of additional Parent Depositary Shares necessary and (ii) with the Exchange Agent in trust additional cash and additional receipts representing Parent Depositary Shares, in each case sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Surviving Corporation shall pay all charges and expenses, including those of the Depositary and the Exchange Agent, in connection with the exchange of shares for the Merger Consideration. Subject to Section 2.1(f), any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.
      (b) Exchange Procedures. As soon as practicable, after the Merger I Effective Time, Parent shall instruct and cause the Exchange Agent to mail to each record holder, as of the Merger I Effective Time, of (i) an outstanding Certificate that immediately prior to the Merger I Effective Time represented shares of Company Common Stock or (ii) Book-Entry Shares (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall be in customary form and agreed to by Parent and the Company prior to the Merger I Effective Time) and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates or Book-Entry Shares. Upon surrender of a Certificate or Book-Entry Shares for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) one or more Parent Depositary Shares (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of Parent Depositary Shares that such holder has the right to receive pursuant to Section 1.6 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 1.6 and this Article II, including cash payable in lieu of any fractional Parent Depositary Shares pursuant to Section 2.1(e) and dividends and other distributions pursuant to Section 2.1(c). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates or Book-Entry Shares. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.1, each Certificate or Book-Entry Share shall be deemed at any time after the Merger I Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share, cash in lieu of any fractional Parent Depositary Shares to which such holder is entitled pursuant to Section 2.1(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.1(c).

      (c) Distributions with Respect to Unexchanged Parent Depositary Shares. No dividends or other distributions declared or made with respect to Parent Depositary Shares (or the underlying Parent Ordinary Shares) with a record date after the Merger I Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Depositary Shares that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Share and no cash payment in lieu of fractional Parent Depositary Shares shall be paid to any such holder until such holder shall surrender such Certificate or Book-Entry Share in accordance with this Section 2.1. Subject to applicable law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to such holder of Parent Depositary Shares issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash due pursuant to Section 1.6 and cash payable in lieu of fractional Parent Depositary Shares to which such holder is entitled pursuant to Section 2.1(e) and the amount of dividends or other distributions with a record date after the Merger I Effective Time theretofore paid with respect to the Parent Ordinary Shares and payable with respect to such Parent Depositary Shares, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger I Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Depositary Shares. For purposes of dividends or other distributions in respect of Parent Depositary Shares, all Parent Depositary Shares to be issued pursuant to the First Merger (excluding Parent Depositary Shares issuable upon exercise of options which are issued pursuant to Section 1.8 unless such options are actually exercised prior to the Merger I Effective Time, or upon conversion of the Company Convertible Debt) shall be entitled to dividends pursuant to the immediately preceding sentence as if such Parent Depositary Shares were issued and outstanding as of the Merger I Effective Time.
      (d) Further Rights in Company Common Stock. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.1(c) or Section 2.1(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.
      (e) Fractional Shares. No certificates or scrip or Parent Depositary Shares representing fractional Parent Depositary Shares or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any Parent Depositary Shares.
      Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a Parent Depositary Share (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the average of the closing sale prices of Parent Depositary Shares on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Merger I Effective Time shall occur and (ii) the fraction of a Parent Depositary Share which such holder would otherwise be entitled to receive pursuant to Section 1.6 hereof. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall, or shall cause the Surviving Corporation to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent Depositary Shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional Parent Depositary Shares.
      (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for nine months after the Merger I Effective Time occurs shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of Company Common Stock (other than Dissenting Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional Parent Depositary Shares to which they are entitled pursuant to Section 2.1(e) and any dividends or other distributions with respect to Parent Depositary Shares to which they are entitled pursuant to Section 2.1(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of shares of Company Common Stock three years after the Merger I Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any Liens (as defined in Section 8.5(e)), claims or interest of any Person previously entitled thereto.
      (g) No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Depositary Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.
      (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional Parent Depositary Shares to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), in each case, without any interest thereon.
      (i) Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent, the Surviving Corporation or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent, as the case may be.
      (j) Affiliate Shares. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any “affiliate” of the Company (as determined pursuant to Section 5.20) shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 5.20 hereof.
      Section 2.2     Stock Transfer Books. At the close of business on the date on which the Merger I Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the close of business on the date on which the Merger I Effective Time occurs, any Certificates or Book-Entry Shares presented to the Exchange Agent, Parent or the Surviving Corporation for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates, any cash in lieu of fractional Parent Depositary Shares to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), without any interest thereon.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
      Except as set forth in (i) the disclosure letter delivered by the Company to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent) or (ii) the Company SEC Documents filed with the SEC between July 31, 2005 and the date of this Agreement, but excluding any risk factor disclosure contained in any such Company SEC Report under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading and excluding information set forth in any exhibit thereto (the “Specified Company SEC Disclosure”), to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Disclosure is responsive to the matters set forth in this Article III, the Company represents and warrants to Parent as follows:
      Section 3.1     Organization.
      (a) Each of the Company and each of its Significant Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.
      (b) Each of the Company and each of its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification or licensing is required, except where the failure to be so qualified or licensed individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
      (c) The Company has previously made available to Parent a complete and correct copy of each of its certificate of incorporation and bylaws, in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of its Significant Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither the Company nor any of its Significant Subsidiaries is in violation of its certificate of incorporation, bylaws or similar governing documents.
      (d) Section 3.1(d) of the Company Disclosure Letter sets forth a true and correct list of all of the Significant Subsidiaries of the Company and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Significant Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Significant Subsidiaries in any material respect.
      Section 3.2     Capitalization.
      (a) The authorized capital stock of the Company consists of 78,500,000 shares of common stock of the Company, par value $.01 per share (the “Company Common Stock”), of which two shares are designated special voting shares, and 1,000,000 shares of preferred stock, par value $.01 per share (the “Company Preferred Stock”), of which 400,000 shares are designated Preferred Stock — Junior Participating Series A (the “Company Series A Preferred Stock”). As of the close of business on July 31, 2006 (the “Cut-off Time”), (i) 35,985,254 shares of Company Common Stock were issued and outstanding, (ii) 1,349,592 shares of Company Common Stock are held in the treasury of the Company, (iii) there are no special voting shares issued and outstanding or held in treasury, (iv) there are no shares of Company Preferred Stock issued and outstanding or held in treasury, (v) 6,450,263 shares of Company Common Stock are reserved for issuance upon the conversion of the Company’s outstanding Convertible Senior Notes due 2024 (the “Company Convertible Debt”), (vi) 1,178,473 shares of Company Common Stock are reserved for issuance upon the exercise of outstanding Company Options, (vii) 2,000 shares of Company Common Stock are reserved for issuance upon conversion of Deferred Share Units (“Deferred Share Units”), (viii) that number of shares of Company Common Stock (“LTIP Shares”) determined by dividing (A) $4,584,030 by (B) the closing price for one share of Company Common Stock on the NYSE at the close of trading on the first trading day after the Company’s earnings release for its fiscal year ended July 31, 2006, are reserved for issuance under the Company’s long-term equity-based incentive plans (the

“LTIP Plans”), and (ix) that number of shares of Company Common Stock (“ESPP Shares”) that are reserved for issuance under the Company Employee Stock Purchase Plan (“ESPP” and the options granted under the ESPP, the “ESPP Options”) determined by dividing (A) the total amount invested by participants in the ESPP during the fiscal quarter ending October 31, 2006, by (B) 85% of the lower of the closing price on the last reported trade on the NYSE on August 1, 2006 and October 31, 2006 (or, if the Closing shall occur prior to such date, the last Business Day prior to the Closing Date). On May 16, 2006, each outstanding Veritas Energy Services exchangeable share (collectively, the “VES Shares”) and each outstanding Veritas Energy Services Class A exchangeable share, Series 1 (collectively, the “VES Class A Shares”) was exchanged for one share of Company Common Stock, and there are no outstanding VES Shares or VES Class A Shares. Neither the Company nor any of its Subsidiaries has any remaining liability or obligation with respect to any VES Shares or VES Class A Shares, other than the administrative obligation to issue shares of Company Common Stock (which shares of Company Common Stock are reflected as issued and outstanding as of the date of this Agreement) upon the exchange of those VES Shares and VES Class A Shares that have yet to be tendered for exchange. From the Cut-off Time to the date of this Agreement, no additional shares of Company Common Stock have been issued (other than pursuant to Company Options, Deferred Share Units and ESPP Options which were outstanding as of the Cut-off Time and are disclosed in Section 3.2(a) of the Company Disclosure Letter or the conversion of any Company Convertible Debt outstanding as of the Cut-off Time), no additional Company Options, Deferred Share Units, LTIP Shares or ESPP Options have been issued or granted, and there has been no increase in the number of shares of Company Common Stock issuable upon exercise of the Company Options, Deferred Share Units, LTIP Shares or ESPP Options from those issuable under such Company Options, Deferred Share Units, LTIP Shares or ESPP Options, respectively, as of the Cut-off Time. Neither the Company nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock other than 1,349,592 shares of Company Common Stock held in treasury as of the date of this Agreement. No bonds, debentures, notes or other indebtedness having the right to vote (or, except for the Company Convertible Debt, convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Company Options or ESPP Options, the conversion of Deferred Share Units, the issuance of LTIP Shares or the conversion of Company Convertible Debt will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for (i) the Company Options, Deferred Share Units, ESPP Options, LTIP Shares, Company Convertible Debt and the Series A Junior Participating Preferred Stock purchase rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated as of May 15, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as amended (the “Company Rights Agreement”), and (ii) the VES Shares and VES Class A Shares that have not yet been tendered for exchange, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. Section 3.2(a) of the Company Disclosure Letter sets forth the following information with respect to each Company Stock Options outstanding as of the Cut-off Time: (i) the name of the holder and (ii) the number of shares of Company Common Stock issuable upon exercise thereof. Immediately after the consummation of the First Merger, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.
      (b) (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens, other than statutory Liens for Taxes not yet due and payable and such restrictions as may exist under applicable Law, and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for the securities of the Subsidiaries of the Company, or is obligated to make any capital contribution to or other investment in any other Person.
      (c) No indebtedness of the Company or any of its Subsidiaries contains any restriction (other than customary notice provisions) upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.
      Section 3.3     Authorization; Validity of Agreement.
      (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, (i) with respect to the consummation of the First Merger, to adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the certificate of incorporation and bylaws of the Company and (ii) with respect to the consummation of the Second Merger, to approval of this Agreement and the Second Merger by the board of directors of Merger I Surviving Corporation and the adoption of this Agreement by Parent as the sole stockholder of Merger I Surviving Corporation in accordance with the DGCL and the certificate of incorporation and bylaws of Merger I Surviving Corporation. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company (the “Company Board”). The Company Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for adoption at a meeting of such stockholders and, except for the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).
      (b) The restrictions contained in Section 203 of the DGCL do not apply to the First Merger. To the knowledge of the Company, no “moratorium,” “control share,” “fair price” or other antitakeover laws are applicable to the First Merger or any of the other transactions contemplated by this Agreement.
      Section 3.4     No Violations; Consents and Approvals.
      (a) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of either of the Mergers or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or the bylaws of the Company, or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Significant Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 3.4(b) are duly and timely obtained or made and the adoption of this Agreement by the stockholders of the Company has been obtained, conflict with or violate any federal, state, provincial, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation (collectively, “Laws”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; except in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
      (b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, provincial, local or foreign court, arbitral, legislative, administrative, executive or regulatory authority or agency (a “Governmental Entity”) or any other Person is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of either of the Mergers or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or “blue sky” or takeover Laws, (iv) compliance with any applicable requirements under Canadian provincial securities Laws, (v) the adoption of this Agreement by the Company Required Vote, (vi) such filings, authorizations or approvals, or expiration or termination of applicable waiting periods, as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) or (B) any other Competition Laws, rules or regulations, (vii) the filing of the Certificates of Merger with the Secretary of State, (viii) compliance with any applicable requirements of Council Regulation (EC) No. 139/2004 of the Council of the European Union (the “EC Merger Regulation”), (ix) compliance with French securities regulatory requirements, including the Autorité des Marchés Financiers (the “AMF”) (x) compliance with any applicable requirements of the Exon-Florio Amendment to the Defense Protection Act of 1998 (the “Exon-Florio Act”), (xi) compliance with any applicable requirements under stock exchange rules and (xii) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.
      Section 3.5     SEC Reports and Financial Statements.
      (a) Except for its annual report on Form 10-K for the year ended July 31, 2004, its quarterly reports on Form 10-Q for the periods ending October 31, 2004, January 31, 2005 and April 30, 2005 (the “Delayed Forms”), each of which reports has now been filed, the Company has timely filed with (i) the Securities and Exchange Commission (the “SEC”) and (ii) any Canadian regulatory authority all forms and documents required to be filed by it since January 1, 2003 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other Canadian Law, including (A) its Annual Reports on Form 10-K for the years ended July 31, 2003 and July 31, 2005, respectively, (B) its Quarterly Reports on Form 10-Q for the periods ended October 31, 2005, January 31, 2006 and April 30, 2006, (C) all proxy statements relating to meetings of stockholders of the Company since January 1, 2003 (in the form mailed to stockholders), and (D) all other forms, reports and registration statements required to be filed by the Company with the SEC and any Canadian regulatory authority since January 1, 2003. The documents described in clauses (A)-(D) above and the Delayed Forms, in each case as amended (whether filed on or prior to the date of this Agreement), are referred to in this Agreement collectively as the “Company SEC Documents.” As of their respective dates or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other applicable Laws, as the case may be, and the applicable rules and regulations of the SEC and other foreign regulatory authorities thereunder.
      (b) The July 31, 2005 consolidated balance sheet of the Company (the “Company Balance Sheet”) and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows (including, in each case, the related notes, where applicable), as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2005 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheet of the Company and its Subsidiaries (including the related notes, where applicable) as of April 30, 2006 and the related (i) unaudited consolidated statements of operations and comprehensive income for the three and nine-month periods then ended and (ii) unaudited consolidated statement of cash flows for the nine-month period then ended (in each case including the related notes, where applicable), as reported in the Company’s Quarterly Report on Form 10-Q for the period ended April 30, 2006 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with United States generally accepted accounting principles (“US GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with US GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. PricewaterhouseCoopers LLP is an independent public accounting firm with respect to the Company and has not resigned or been dismissed as independent public accountants of the Company.
      (c) Since February 1, 2005, (A) except with respect to the ESPP Options, the exercise price of each Company Option has been no less than the Fair Market Value (as defined under the terms of the respective LTIP Plan under which such Company Option was granted) of a share of Company Common Stock as determined on the date of grant of such Company Option, and (B) all grants of Company Options were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in material compliance with applicable Law and recorded in the Company’s financial statements referred to in Section 3.5(b) in accordance with US GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant, except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

      Section 3.6     Absence of Certain Changes.
      (a) Since July 31, 2005, (i) the Company and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on the Company.
      (b) Since April 30, 2006 to the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) except as required pursuant to the terms of the Company Plans as in effect on April 30, 2006 or as required to comply with applicable Law, (A) increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of April 30, 2006 other than in the ordinary course of business consistent with past practices, (B) granted any severance or termination pay or entered into any contract to make or grant any severance or termination pay (other than in the ordinary course of business substantially consistent with past practices or pursuant to pre-existing plans or arrangements), (C) entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons whether pursuant to an employee benefit plan or otherwise (except for loans pursuant to the terms of the Company’s or its affiliates’ retirement plans and routine travel advances), or (D) adopted or amended any new or existing Company Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of the Company’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock, except for issuances of Company Common Stock (1) upon the exercise of Company Options or ESPP Options in accordance with their terms at the time of exercise, (2) in connection with the conversion of VES Shares in accordance with their terms at the time of exercise and in connection with the mandatory exchange of VES Shares on or about May 16, 2006, (3) in connection with recruitment activities in the ordinary course of business consistent with past practice, (4) upon the conversion of any of the Company Convertible Debt in accordance with its terms at the time of conversion, or (5) pursuant to the terms of the LTIP Plan, (iv) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of the Company or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by US GAAP or by applicable Law, (v) except for the election made to re-patriate U.S. $55 million to the U.S. pursuant to §965(b)(4) of the Code, made any material Tax election or settled or compromised any material income Tax liability, (vi) made any material change in the policies and procedures of the Company or its Subsidiaries in connection with trading activities, (vii) sold, leased, exchanged, transferred or otherwise disposed of any material Company Asset other than in the ordinary course of business consistent with past practices, (viii) revalued, or has knowledge of any reason that would have required or would require revaluing, any of the Company Assets in any material respect, including writing down the value of any of the Company Assets or writing off notes or accounts receivable, in each case in any material respect and other than in the ordinary course of business consistent with past practices, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.
      Section 3.7     Absence of Undisclosed Liabilities.
      Since July 31, 2005, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (ii) liabilities in respect of Litigation (which are the subject of Section 3.10), and (iii) liabilities under Environmental Laws (which are the subject of Section 3.14). Neither the Company nor any of its Subsidiaries is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on the Company.

      Section 3.8     Disclosure Documents.
      (a) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC in connection with the First Merger (the “Proxy Statement”) or any amendment or supplement thereto will, at the date on which the Proxy Statement or any such amendment or supplement thereto is first mailed to the stockholders of the Company or at the time such stockholders vote on the adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement in the form mailed to the stockholders of the Company will comply as to form in all material respects with the requirements of the Exchange Act.
      (b) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Parent Necessary Corporate Documents or in the Form F-4 or any amendment or supplement thereto will, at the date on which the Parent Necessary Corporate Documents or any such supplement or amendment thereto is delivered or put at the disposal of the shareholders of Parent or at the time such shareholders vote on the matters constituting the Parent Shareholder Approval or at the time the Form F-4 or any such amendment or supplement becomes effective under the Securities Act, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
      (c) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in any document provided to a lender or potential lender in connection with the Financing (or any amendment or supplement to such a document), will, at the date on which the Financing is consummated, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
      Section 3.9     Employee Benefit Plans; ERISA.
      (a) Section 3.9 of the Company Disclosure Letter contains a complete and correct list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or other insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated that, together with the Company or any of its Subsidiaries, would be deemed a “single employer” within the meaning of section 4001(b) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA” and each such entity, an “ERISA Affiliate”), or to which the Company, any of its Subsidiaries or any ERISA Affiliate of the Company is party at any time since September 1, 2000, whether written or oral, for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any ERISA Affiliate of the Company and regardless of where in the world the plan is established (the “Company Plans”).
      (b) With respect to each Company Plan, the Company has heretofore delivered to Parent complete and correct copies of each of the following documents (including all amendments to such documents), as applicable:

(i) the Company Plan or a written description of any Company Plan not in writing;

(ii) the most recent annual report and accounts or Internal Revenue Service Form 5500 Series with respect to each Company Plan for the last three Company Plan years ending prior to the date of this Agreement for which such a report was filed, including all related reports required therewith;

(iii) the most recent Summary Plan Description of the Company (the “Company Summary Plan Description”), together with all Summaries of Material Modification issued with respect to such Company Summary Plan Description with respect thereto, and where there is no Summary Plan Description, all written communications with members of the Company Plan which are of current effect and which summarize the benefits provided in such Company Plan (other than day-to-day communications with individual Plan members);

(iv) if the Company Plan or any obligations thereunder are funded through a trust or any other funding vehicle, the trust or other funding agreement and the latest financial statements thereof (including the accounts for the Company Plan), any actuarial valuation or other actuarial report in relation to the Company Plan prepared or received within the last six Company Plan years ending prior to the date of this Agreement (and whether prepared for the Company or for the trustees or managers of the relevant Company Plan), and details of any agreement (whether made in writing or otherwise and whether or not legally binding) for the funding of such a plan;

(v) all contracts relating to the Company Plan with respect to which the Company or any ERISA Affiliate may have any material liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;

(vi) the most recent determination letter received from the Internal Revenue Service with respect to each Company Plan intended to qualify under section 401(a) of the Code and in relation to any Company Plan established in the United Kingdom, evidence of its status as a registered scheme together with confirmation as to whether or not it is contracted out of the Second State pension; and

(vii) all reports, statements, annual information returns, investment information summaries or other returns, filings and material communications between the Company or any ERISA Affiliate of the Company or, if in the Company’s possession, the trustees of any Company Plan with any governmental agency with respect to such Company Plan since September 1, 2003.
      (c) No Company Plan in effect as of the date hereof is subject to Title IV or section 302 of ERISA. No liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate of the Company that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of the Company of incurring any such liability. Insofar as the representation made in this Section 3.9(c) applies to sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company or any ERISA Affiliate of the Company made, or was required to make, contributions during the six-year period ending on the Closing Date.
      (d) None of the Company, any ERISA Affiliate of the Company, any of the Company Plans, or any trust created thereunder, nor, to the knowledge of the Company, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company, any of its Subsidiaries or any ERISA Affiliate would be reasonably likely to be subject to a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed on the Company or the Company Plan pursuant to Section 4975(a) or (b) or 4976 of the Code or any legislation applicable to the Company Plan in the jurisdiction where the Company Plan and/ or its members are resident.
      (e) All contributions and/or premiums required to be made or paid with respect to any Company Plan on or prior to the Closing Date have been timely made or paid or are reflected on the Company Balance Sheet. Since January 1, 2006, there has been no amendment to, written interpretation of or announcement (whether or not written) by Company or any ERISA Affiliate of the Company or the trustees of any Company Plan relating to, or change in employee participation or coverage under, any Company Plan that would increase materially the expense of maintaining such Company Plan above the level or expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

      (f) Each of the Company Plans has been operated and administered in all material respects in accordance with its terms, all employee plan summaries and booklets and applicable Laws, including ERISA and the Code and any applicable requirements prohibiting discrimination on grounds of age, sex or otherwise.
      (g) Each of the Company Plans that is in effect on the date hereof that is intended to be “qualified” within the meaning of Section 401(a) of the Code (A) satisfies in form the requirements of such section except to the extent amendments are not required by law to be made until a date after the Closing Date, (B) has received a favorable determination letter from the Internal Revenue Service regarding such qualified status as to all requirements preceding the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2002, and (C) has not, since receipt of the most recent favorable determination letter, been amended or operated in a way that would adversely affect its qualified status. As to any Company Plan intended to be qualified under section 401 of the Code, there has been no termination or partial termination of the Plan within the meaning of Section 411(d)(3) of the Code. Each trust funding a Company Plan, which trust is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, satisfies the requirements of such section and has received a favorable determination letter from the Internal Revenue Service regarding such exempt status and has not, since receipt of the most recent favorable determination letter, been amended or operated in a way which would adversely affect such exempt status.
      (h) Assuming for this purpose that each individual who is a party to an Employment Agreement (as defined below) with the Company or one of its Subsidiaries and whose employment is based in the United States were to become entitled to the total payments and benefits (including without limitation severance payments and benefits and vesting of equity) to which such individual would be entitled in connection with a change in control of the Company, the amount of such payments and benefits which would be nondeductible by reason of Section 280G of the Code will not exceed an aggregate of $30.0 million. For purposes of this Section 3.9(h), “Employment Agreement” shall mean a written agreement specifying terms and conditions of employment and related compensation and, for the avoidance of doubt, shall not include any written agreement that provides only nondisclosure provisions, commission arrangements or bonus arrangements or any award agreement granted pursuant to any Company Stock Plan (as defined in Section 1.8(a)).
      (i) Except with respect to lifetime health and dental benefits, which the Company has by contract agreed to provide to David B. Robson and his wife, no Company Plan provides death, medical, hospitalization or similar benefits (whether or not insured), with respect to current or former employees of the Company, its Subsidiaries or any ERISA Affiliate of the Company after retirement or other termination of service, other than (i) coverage mandated by applicable Laws, (ii) death benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA or (iii) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof).
      (j) Except with respect to (i) those employment agreements disclosed in Section 3.9 of the Company Disclosure Letter, (ii) accelerated vesting of Company Options and accelerated lapse of restrictions on restricted Company Common Stock pursuant to grants of Company Options and previously issued grants of restricted Company Common Stock, (iii) accelerated conversion of Deferred Share Units, (iv) accelerated vesting of incentive awards under the Company Plans, and (v) lump-sum payments required under the Company’s Deferred Compensation Plan and related trust, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer or director of the Company, any of its Subsidiaries or any ERISA Affiliate of the Company to severance pay, unemployment compensation or any other similar termination payment, or (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer or director.
      (k) Except with respect to any actions or omissions that would not reasonably be expected to have a Material Adverse Effect on the Company, (1) there has been no material failure of a Company Plan that is a group health plan (as defined in section 5000(b)(1) of the Code) to meet the requirements of section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in section 4980B(g) of the Code), (2) neither the Company nor any Subsidiary has contributed to a nonconforming group health plan (as defined in section 5000(c) of the Code), (3) no ERISA Affiliate of the Company or any Subsidiary has incurred a tax under section 5000(a) of the Code which is or could become a liability of the Company or a Subsidiary, and (4) there has been no material failure on the part of the Company or any ERISA Affiliate of the Company to comply with the Health Insurance Portability Accountability Act of 1996, as amended.
      (l) There are no pending or, to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Company Plan, by any employee or beneficiary under any such Company Plan or otherwise involving any such Company Plan (other than routine claims for benefits).
      (m) All material obligations of the Company and any of its Subsidiaries required to be performed in connection with the Company Plans and funding media established therefor have been performed.
      (n) None of the Company Plans require or permit a retroactive increase in premiums or payments, or require additional payments or premiums on the termination of any Company Plan or insurance contract in respect thereof.
      (o) Neither the Company nor any of its Subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability in Canada under a “registered pension plan”, “retirement compensation arrangement” or a “deferred profit sharing plan”, each as defined under the Income Tax Act (Canada), a “pension plan” as defined under any Canadian applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Canadian employees, officers or directors, other than a Group RRSP as described in Section 3.9 of the Company Disclosure Schedule.
      (p) The representations and warranties of the Company in this Section 3.9 shall specifically, but not by way of limitation, apply to Foreign Plans that are Company Plans, as applicable.
      (q) The contribution and benefit liabilities of the Company and its Subsidiaries respecting each Company Plan that is a Foreign Plan are fully funded based upon applicable accounting valuation and actuarial methodology contained in the most recent accounting, valuation or actuarial report respecting the Foreign Plan.
      Section 3.10     Litigation; Compliance with Law.
      (a) Except for such Litigation that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (A) there is no Litigation pending or, to the knowledge of the Company, threatened in writing against, relating to or naming as a party thereto the Company or any of its Subsidiaries, any of their respective properties or assets or any of the Company’s officers or directors (in their capacities as such), (B) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon the Company, any of its Subsidiaries or any of the Company’s officers or directors (in their capacities as such), and (C) there is no Litigation that the Company or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve material rights of the Company or any of its Subsidiaries.
      (b) Except as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has complied, and is in compliance, with all Laws and Company Permits which affect the respective businesses of the Company or any of its Subsidiaries, the Real Property and/or the Company Assets, including the Company Vessels, and the Company and its Subsidiaries have not been and are not in violation of any such Law or Company Permit; nor has any notice, charge, claim or action been received by the Company or any of its Subsidiaries or been filed, commenced, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
      (c) Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign laws, neither the Company nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign laws or (iii) taken any action that would be reasonably likely to subject the Company or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.
      (d) The Company and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Real Property, the Company Assets, including the Company Vessels, and the conduct of their respective businesses as currently conducted (“Company Permits”), except where the failure to hold such Company Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the Mergers or any other transactions contemplated hereby do not and will not violate any Company Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
      (e) This Section 3.10 does not relate to matters with respect to (i) Company Plans, ERISA and other employee benefit matters (which are the subject of Section 3.9), (ii) Tax Laws and other Tax matters (which are the subject of Section 3.13), (iii) Environmental Laws and other environmental matters (which are the subject of Section 3.14), and (iv) labor matters (which are the subject of Section 3.17).
      Section 3.11     Intellectual Property.
      (a) For purposes of this Agreement, the term “Intellectual Property” means any and all (i) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of source of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; and (iii) copyrights in and to published and unpublished works of authorship, whether copyrightable or not (including software), and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and in each of cases (i) to (iii) inclusive, whether registered, unregistered or capable of registration.

      (b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter or as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on the Company:

(i) the Company, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use, all Intellectual Property used in the present conduct of the businesses of the Company and its Subsidiaries, (“Company IP Rights”) free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;

(ii) to the Company’s knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict the Company’s or any of its Subsidiary’s ownership rights in and to any Intellectual Property owned by them;

(iii) the conduct of the business of the Company and its Subsidiaries as presently conducted does not, to the knowledge of the Company, infringe or misappropriate any third Person’s Intellectual Property; or

(iv) to the knowledge of the Company, no third Person is infringing or misappropriating any Intellectual Property, owned by the Company or its Subsidiaries, and to the knowledge of the Company there is no litigation pending or threatened in writing by or against the Company or any of its Subsidiaries, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of the Company IP Rights infringe or misappropriate any third party’s Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Company IP Right.
      (c) All Intellectual Property owned by the Company or its Subsidiaries that is the subject of an application for registration or a registration (“Registered Company IP”) is to the knowledge of the Company, in force, and all application, renewal and maintenance fees in relation to all Registered Company IP have been paid to date, except for any Registered Company IP that the Company has abandoned, not renewed or allowed to expire.
      (d) Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company’s knowledge (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Company IP Rights, and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Company IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Company IP Rights or exercise remedies thereunder.
      Section 3.12     Material Contracts.
      (a) Except for such agreements or arrangements that are included as an exhibit to the Company SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is an employment agreement between the Company, on the one hand, and its officers and key employees, on the other hand, (ii) which, upon the consummation of the Mergers or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent, Merger Sub I, Merger Sub II, the Company or the Surviving Corporation or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (iii) which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which expressly limits the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Corporation (or any of its Affiliates) after the Merger I Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Company and its Subsidiaries, taken as a whole, or, following the Merger I Effective Time, to the Surviving Corporation and its Affiliates, taken as a whole, (v) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (vi) the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (vii) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Mergers. Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a), whether or not included as an exhibit to the Company SEC Documents, is referred to herein as a “Company Material Contract,” and for purposes of Section 5.1(r) and the bringdown of Section 3.12(b) pursuant to Section 6.3(a), “Company Material Contract” shall include any such contract arrangement, commitment or understanding that is entered into after the date of this Agreement. The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract that is not included as an exhibit to the Company SEC Documents. For the avoidance of doubt, each of the Company Charters constitutes a Company Material Contract.
      (b) Each Company Material Contract is valid and binding and in full force and effect and the Company and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Company Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company’s knowledge (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Company Material Contract and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Company Material Contract or exercise remedies thereunder. Each Company Material Contract is enforceable by the Company or a Subsidiary of the Company in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
      Section 3.13     Taxes.
      (a) (i) All material Returns required to be filed by or with respect to the Company and its Subsidiaries have been filed in accordance with all applicable Laws and all such returns are true, correct and complete in all material respects, (ii) the Company and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been withheld and either duly and timely paid to the proper governmental authority or properly set aside in accounts for such purpose in accordance with applicable Laws and all material sales or transfer Taxes required to be collected by the Company or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected in the Company Balance Sheet are adequate under US GAAP to cover Tax liabilities accruing through the date thereof, (v) no deficiencies for any material Taxes have been asserted or assessed, or, to the knowledge of the Company, proposed, against the Company or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, and (vi) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of the Company, threatened or scheduled to commence, against or with respect to the Company or any of its Subsidiaries in respect of any material Tax.
      (b) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.
      (c) The Company is not a “United States real property holding corporation” as defined in Section 897 of the Code.
      (d) There are no Tax sharing, allocation, indemnification or similar agreements in effect as between the Company or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which the Company or any of its Subsidiaries could be liable for any Taxes of any party other than the Company or any Subsidiary of the Company.
      (e) Neither the Company nor any of its Subsidiaries have, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.
      (f) There are no Liens for material Taxes on any asset of the Company or its Subsidiaries, except for Permitted Liens.
      (g) Each of the Company and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
      (h) Neither the Company nor its Subsidiaries is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes.
      (i) Neither the Company nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.
      (j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign tax law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign tax law) executed on or prior to the Closing Date.
      (k) Since January 1, 2000, neither the Company nor any of its Subsidiaries has undergone an “ownership change” as defined pursuant to Section 382(g) of the Code.
      (l) None of the Company or any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
      (m) The Company has made available to Parent correct and complete copies of (i) all U.S. federal Tax Returns and material Canadian federal Tax Returns of the Company and its Subsidiaries relating to taxable periods ending on or after July 31, 2003, filed through the date hereof and (ii) any audit report within the last three years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries.
      (n) Since July 31, 2005, the Company has not engaged in any hedging transactions.
      Section 3.14     Environmental Matters.
      (a) The Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company of all permits and other authorizations of Governmental Entities required under applicable Environmental Laws for the Company’s operations as conducted as of the date of this Agreement or the Company’s assets as deployed as of the date of this Agreement, and compliance with the terms and conditions thereof), except where failure to be in compliance, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
      (b) There is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law, except for any such Environmental Claims which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
      (c) To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
      (d) There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries, except for such Cleanups which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
      (e) No Company Vessel has been involved in any Release or threatened Release of a Hazardous Material, except for such Releases which individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.
      Section 3.15     Company Assets; Company Vessels.
      (a) Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of their respective tangible properties and assets (real, personal or mixed) (the “Company Assets”) that they purport to own. Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company, the Company and its Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all such Company Assets, including all such Company Assets reflected in the Company Balance Sheet or acquired since the date thereof (except as may have been disposed of since April 30, 2006 or may be disposed of after the date of this Agreement in accordance with this Agreement in either case in the ordinary course of business consistent with past practice), in each case free and clear of any Liens, except Permitted Liens. The Company Assets and the Company IP Rights constitute all of the assets and rights used to operate the businesses of the Company and its Subsidiaries in substantially the same manner that the Company and its Subsidiaries have been operating their respective businesses prior to the Closing, and all material operating equipment of the Company and its Subsidiaries is, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated.

      (b) Except for the vessels described in Section 3.15(b) of the Company Disclosure Letter (the “Company Vessels”), there are no other vessels owned or chartered by Company or any of its Subsidiaries that are used to conduct seismic operations. Except for the rights of the owner or its lenders specified in each Company Charter and for the rights of lessors of equipment leased to the Company or its Subsidiaries, no Person has any rights to, or interest in, any of the agreements pursuant to which the Company or one of its Subsidiaries charters any Company Vessel (each, a “Company Charter”) or the Company Vessels created by, through or under the Company or any of its Subsidiaries. All operating expenses owed by the Company with respect to each Company Vessel have been timely and fully paid. To the knowledge of the Company, there are no circumstances which give, or which, with notice or lapse of time, or both, would give, the owners of the Company Vessels the right to withdraw any of the Company Vessels from the Company’s or any of its Subsidiary’s service prior to the end of the applicable primary or option terms specified in the Company Charter. There are no material amounts or obligations being contested under any Company Charter, and there are no material unresolved disputes under any Company Charter.
      (c) Each Company Vessel has all equipment required to conduct 2-D or 3-D marine seismic surveys, as applicable, and is seaworthy.
      (d) Section 3.15(d) of the Company Disclosure Letter accurately describes in all material respects the main technical characteristics of each of the Company Vessels identified therein.
      Section 3.16     Insurance.
      Section 3.16 of the Company Disclosure Letter contains a complete and correct list of all material insurance policies maintained by or on behalf of any of the Company and its Subsidiaries as of the date of this Agreement. Such policies are, and at the Closing policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid. The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies.
      Section 3.17     Labor Matters.
      (a) (i) Neither the Company nor any of its Subsidiaries is a party to or bound by a collective bargaining agreement, labor agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, or labor organization and no such agreement is currently being negotiated; (ii) no employees of the Company or any of its Subsidiaries are represented by any labor organization with respect to their employment with the Company or its Subsidiaries; (iii) no representation election petition or application for certification has been filed by, or on behalf of, any employees of the Company or any of its Subsidiaries and there is no such petition or application pending with the National Labor Relations Board, any applicable Canadian labour relations board or any Governmental Entity; (iv) to the knowledge of the Company, no labor union is currently engaged in or threatening organizational efforts with respect to any employees of the Company or any of its Subsidiaries and (v) since January 1, 2003, no labor dispute, strike, slowdown, picketing, work stoppage, lockout or other collective labor action against or affecting the Company or any of its Subsidiaries has occurred or is in progress or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries.
      (b) Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the knowledge of the Company, each of the Company and its Subsidiaries: (i) is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, immigration, wages and hours, employment standards, workers’ compensations and labor relations, and is not engaged in any unfair labor practices; (ii) has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to employees; and (iii) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing.

      (c) (i) Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company, there are no actions, suits, claims, labor disputes, grievances or controversies, pending, or to the knowledge of the Company, threatened involving the Company or any of its Subsidiaries and any of their respective employees or former employees; and (ii) there are no complaints, charges, lawsuits, arbitrations or other proceedings pending, or to the knowledge of the Company, threatened by or on behalf of any present or former employee of the Company or any of its Subsidiaries alleging any claim for damages, including material breach of any express or implied contract of employment, wrongful termination, infliction of emotional distress or material violation of any federal, state, provincial or local statutes or regulations concerning terms and conditions of employment, including wages and hours, employee safety, termination of employment or workplace discrimination and harassment.
      (d) The Company and each of its Subsidiaries are and have been in compliance with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar foreign, state or local law relating to plant closings and layoffs.
      (e) Section 3.17(e) of the Company Disclosure Letter contains a complete and correct list of the names of all directors and officers of the Company as of the date of this Agreement, together with such Person’s position or function, annual base salary or wages.
      Section 3.18     Affiliate Transactions. There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Plans described in Section 3.9 of the Company Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since July 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole.
      Section 3.19     Derivative Transactions and Hedging.
      Section 3.19 of the Company Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time, and except as set forth in Section 3.19 of the Company Disclosure Letter, still believes to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
      Section 3.20     Disclosure Controls and Procedures.
      The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. Except as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004, neither the Company nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in the Company’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
      Section 3.21     Investment Company. Neither the Company nor any of its Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
      Section 3.22     OFAC. Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to the Company’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury or equivalent European Union measure.
      Section 3.23     Rights Agreement. The Company has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered.
      Section 3.24     Required Vote by Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Required Vote”) is the only vote of the holders of any class of capital stock of the Company required by the DGCL or the certificate of incorporation or the bylaws of the Company to adopt this Agreement.
      Section 3.25     Recommendation of Company Board of Directors; Opinion of Financial Advisor.
      (a) The Company Board, at a meeting duly called and held, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company, (ii) approving this Agreement and transactions contemplated hereby, (iii) recommending adoption of this Agreement by the stockholders of the Company and (iv) directing that the adoption of this Agreement be submitted to the stockholders of the Company for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn.
      (b) The Company has received an opinion of Goldman, Sachs & Co., to the effect that, as of the date of this Agreement, the Per Share Stock Consideration and the Per Share Cash Consideration to be received by the holders of shares of Company Common Stock (other than Parent, the Company or any of their Subsidiaries), in the aggregate, in the First Merger is fair, from a financial point of view, to such holders. A true, complete and correct copy of such opinion has been, or will promptly be, delivered to Parent.
      Section 3.26     Brokers. Except for Goldman, Sachs & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company is solely responsible for the fees and expenses of Goldman, Sachs & Co. as and to the extent set forth in the engagement letter dated July 16, 2006. The Company has previously delivered to Parent a true, complete and correct copy of such engagement letter.
      Section 3.27     No Other Representations or Warranties.
      Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT,
MERGER SUB I AND MERGER SUB II
      Except as set forth in (i) the disclosure letter delivered by Parent to the Company at or prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent) or (ii) the Parent SEC Documents filed with the SEC between December 31, 2005 and the date of this Agreement, but excluding any risk factor disclosure contained in any such Parent SEC Report under the heading and excluding information set forth in any exhibit thereto “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (the “Specified Parent SEC Disclosure”), to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Disclosure is responsive to the matters set forth in this Article IV, Parent, and, upon execution and delivery of this Agreement, Merger Sub I and Merger Sub II, jointly and severally represent and warrant to the Company as follows:
      Section 4.1     Organization. Each of Parent, Merger Sub I, Merger Sub II and Parent’s Significant Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted. Each of Parent, Merger Sub I and Merger Sub II and each of Parent’s Significant Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character of the property owned, operated or leased by it or the nature of its activities makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Since the date of its incorporation, neither Merger Sub I nor Merger Sub II has engaged in any activities other than in connection with or as contemplated by this Agreement and each of Merger Sub I and Merger Sub II do not have any Subsidiaries. Parent has previously made available to the Company a complete and correct copy of its articles of association and by-laws as in effect on the date of this Agreement. None of Parent, Merger Sub I, or Merger Sub II is in violation of its articles of association, certificate of incorporation, by-laws or other organizational documents. Section 4.1 of the Parent Disclosure Letter sets forth a true and correct list of all of the Significant Subsidiaries of Parent and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Significant Subsidiaries of Parent do not contain any provision limiting or otherwise restricting the ability of Parent to control its Significant Subsidiaries in any material respect.
      Section 4.2     Capitalization.
      (a) As of the date of this Agreement, the authorized capital stock of Parent consists of (x) 17,485,446 ordinary shares, par value €2.00 per share (the “Parent Ordinary Shares”), which were issued and outstanding as of June 30, 2006 and (y) 6,815 Parent Ordinary Shares which were issued upon the exercise of Parent Options (as defined below) during the period beginning July 1, 2006 and ending on the date of this Agreement. As of the date of this Agreement, (i) there are 4,339,285 Parent Depository Shares representing an aggregate of 867,857 Parent Ordinary Shares issued and outstanding, (ii) unexercised options to acquire 757,911 Parent Ordinary Shares (“Parent Options”) have been granted to officers and employees of Parent and (iii) Parent has committed to issue up to 53,200 Parent Ordinary Shares to certain employees, subject to the satisfaction of certain conditions. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote are issued or outstanding. All issued and outstanding shares of Parent’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Parent Stock Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries. The Parent Depositary Shares and the underlying Parent Ordinary Shares issued pursuant to the First Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid (and, with respect to the Parent Depositary Shares nonassessable), and not subject to preemptive rights.
      (b) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of Parent’s Subsidiaries are owned, directly or indirectly, by Parent free and clear of any Liens, other than statutory Liens for Taxes not yet due and payable and such restrictions as may exist under applicable Law, and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Upon formation, all of the issued and outstanding shares of capital stock of each of Merger Sub I and Merger Sub II will be owned, directly or indirectly, by Parent.
      Section 4.3     Authorization; Validity of Agreement. Parent has, and upon formation each of Merger Sub I and Merger Sub II will have, the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, with respect to the consummation of the First Merger, to the receipt of the Parent Shareholder Approval. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been, and upon execution and delivery of this Agreement by Merger Sub I and Merger Sub II, the execution, delivery and performance by each of Merger Sub I and Merger Sub II will have been, duly authorized by all necessary corporate or other action, except for the affirmative vote of the holders representing more than 50% (in the case of clause (iii) below) or two-thirds (in the case of clauses (i) and (ii) below), as applicable, of the voting rights attached to Parent Ordinary Shares cast at Parent Shareholders’ Meeting, authorizing and approving: (i) the issuance of Parent Ordinary Shares in connection with the First Merger pursuant to L225-148 of the French Commercial Code, (ii) the issuance of Parent Ordinary Shares in respect of the Parent Depositary Shares to be delivered upon the conversion of the Company Convertible Debt and (iii) the election of the members of the Board of Directors contemplated by Section 5.13 (collectively, the “Parent Shareholder Approval”). Upon receipt of the Parent Shareholder Approval, no other corporate or other proceedings on the part of either Parent, Merger Sub I or Merger Sub II will be necessary to authorize the execution, delivery and performance of this Agreement by any of Parent, Merger Sub I or Merger Sub II and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent, and, upon the execution and delivery by each of Merger Sub I and Merger Sub II, will have been duly and validly executed and delivered by each of Merger Sub I and Merger Sub II, and, assuming that this Agreement constitutes the valid and binding agreement of the Company, constitutes (or, with respect to Merger Sub I and Merger Sub II, upon execution and delivery will constitute) a valid and binding agreement of each of Parent, Merger Sub I and Merger Sub II enforceable against such party in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

      Section 4.4     No Violations; Consents and Approvals.
      (a) Neither the execution, delivery and performance of this Agreement by Parent, Merger Sub I or Merger Sub II, nor the consummation by Parent, Merger Sub I or Merger Sub II of either of the Mergers or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation, articles of association or the bylaws of Parent, Merger Sub I or Merger Sub II, as applicable, or the certificate of incorporation, articles of association, bylaws or similar governing documents, as applicable, of any of Parent’s, Merger Sub I’s or Merger Sub II’s Significant Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.4(b) are duly and timely obtained or made and the Parent Shareholder Approval has been obtained, conflict with or violate any Laws applicable to Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, or any of their respective properties or assets; except in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, Merger Sub I or Merger Sub II.
      (b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required to be obtained or made by Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, in connection with the execution, delivery and performance of this Agreement by Parent, Merger Sub I or Merger Sub II, or the consummation by Parent, Merger Sub I or Merger Sub II of either of the Mergers or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or “blue sky” or takeover Laws, (iv) compliance with any applicable requirements of Canadian provincial securities Laws, (v) the Parent Shareholder Approval, (vi) such filings, authorizations, approvals or expiration or termination of applicable waiting periods as may be required under (A) the HSR Act or (B) any other Competition Laws, rules or regulations, (vii) the filing of each of the Certificates of Merger with the Secretary of State, (viii) compliance with any applicable EC Merger Regulations, (ix) compliance with French securities regulatory requirements, including the requirements of the AMF, (x) compliance with any applicable requirements of the Exon-Florio Act, (xi) compliance with any applicable requirements under stock exchange rules, and (xii) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent.
      Section 4.5     SEC Reports and Financial Statements.
      (a) Parent has timely filed with (i) the SEC and (ii) the AMF all forms and documents required to be filed by it since January 1, 2003 under the Exchange Act, including its Annual Reports on Form 20-F for the years ended December 31, 2003, December 31, 2004 (as amended by Amendment No. 2 filed with the SEC on October 31, 2005 (“Amendment No. 2”) and December 31, 2005, respectively (“Parent SEC Documents”), or pursuant to French Law. As of their respective dates or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Parent SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (A) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act and other applicable Laws as the case may be, and the applicable rules and regulations of the SEC and other foreign regulatory authorities thereunder.
      (b) (i) The audited consolidated financial statements of Parent (including any related notes and schedules) included in its annual reports on Form 20-F for Parent’s fiscal years ended December 31, 2003 and 2004 fairly present in all material respects, in conformity with generally accepted accounting principles in France applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended, and such audited consolidated financial statements (in Amendment No. 2 with respect to the fiscal year ended December 31, 2004) are reconciled to US GAAP as required by and in accordance with the requirements of the Exchange Act and (ii) the audited consolidated financial statements of Parent (including any related notes and schedules) included in its annual reports on Form 20-F for Parent’s fiscal year ended December 31, 2005 fairly present in all material respects, in conformity with International Financial Reporting Standards (“IFRS”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the date thereof and their consolidated results of operations and changes in financial position for the period then ended, and such audited consolidated financial statements are reconciled to US GAAP as required by and in accordance with the requirements of the Exchange Act. For purposes of this Agreement, the “Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2005 set forth in Parent’s annual report on Form 20-F for Parent’s fiscal year ended December 31, 2005, and “Parent Balance Sheet Date” means December 31, 2005.”
      Section 4.6     Absence of Certain Changes.
      (a) Since December 31, 2005, (i) Parent and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on Parent.
      (b) Since March 31, 2006 to the date of this Agreement, neither Parent nor any of its Subsidiaries has (i) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock, (ii) effected or authorized any split, combination or reclassification of any of Parent’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock, except for issuances of Parent Common Stock upon the exercise of Parent Options, in each case in accordance with their terms at the time of exercise or upon conversion of the remainder of Parent’s 7.75% subordinated convertible bonds due 2012, as disclosed in Parent’s report on Form 6-K submitted to the SEC on May 15, 2006, (iii) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by IFRS or by applicable Law, (iv) made any material Tax election or settled or compromised any material income Tax liability, (v) made any material change in the policies and procedures of Parent or its Subsidiaries in connection with trading activities, (vi) revalued, or has knowledge of any reason that would have required or would require revaluing, any of Parent Assets in any material respect, including writing down the value of any of Parent Assets or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices, or (vii) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

      Section 4.7     Absence of Undisclosed Liabilities. Since the date of Parent Balance Sheet, none of Parent, Merger Sub I or Merger Sub II, nor any of Parent’s other Subsidiaries, has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, and (ii) liabilities in respect of Litigation (which are the subject of Section of 4.10(a)). None of Parent, Merger Sub I or Merger Sub II, nor any of Parent’s other Subsidiaries, is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on Parent.
      Section 4.8     Disclosure Documents.
      (a) Subject to the last sentence of Section 4.8(b), the Registration Statement on Form F-4 of Parent (the “Form F-4”) and the Registration Statement on Form F-6 of Parent (the “Form F-6”) to be filed under the Securities Act relating to the issuance of the Parent Depositary Shares pursuant to the First Merger and the issuance of Parent Ordinary Shares underlying such Parent Depositary Shares that may be required to be filed with the SEC, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 4.8(b), comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act. The Parent Necessary Corporate Documents to be delivered to, or put at the disposal of, Parent’s shareholders in connection with obtaining the Parent Shareholder Approval at the Parent Shareholders’ Meeting will, when provided to Parent’s shareholders, subject to the last sentence of Section 4.8(b), comply as to form and substance in all material respects with the applicable requirements of French securities regulations.
      (b) None of the Parent Necessary Corporate Documents or any amendment or supplement thereto, will, at the date on which the Parent Necessary Corporate Documents or any amendment or supplement thereto is delivered or put at the disposal of the shareholders of Parent or at the time such shareholders vote on the matters constituting the Parent Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Neither the Form F-4, the Form F-6 nor any amendment or supplement thereto will at the time it becomes effective under the Securities Act or at the time of the Parent Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent in this Section 4.8 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Parent Necessary Corporate Documents, the Form F 4 or the Form F-6.
      (c) None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will, at the date on which the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
      Section 4.9     Employee Benefit Plans; ERISA.
      (a) None of the bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or other insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement, ever sponsored, maintained or contributed to by Parent, any of its Subsidiaries or any ERISA Affiliate of Parent, or to which Parent, any of its Subsidiaries or any ERISA Affiliate of Parent is party, whether written or oral, for the benefit of any current or former employee, officer or director of Parent, any of its Subsidiaries or any ERISA Affiliate of Parent (the “Parent Plans” in effect as of the date of this

Agreement) is subject to Title IV or section 302 of ERISA. No liability under Title IV or section 302 of ERISA has been incurred by Parent or any ERISA Affiliate of Parent that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any ERISA Affiliate of Parent of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). Insofar as the representation made in this Section 4.9(a) applies to sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which Parent or any ERISA Affiliate of Parent made, or was required to make, contributions during the five-year period ending on the last day of the most recent plan year ended prior to the Closing Date.
      (b) None of Parent, any ERISA Affiliate of Parent, any of the Parent Plans, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which Parent, any of its Subsidiaries or any ERISA Affiliate of Parent could be subject to a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.
      (c) Each of the Parent Plans has been operated and administered in all material respects in accordance with its terms, all employee plan summaries and booklets and applicable Laws, including ERISA and the Code.
      (d) Each of the Parent Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code, and Parent (or the relevant Subsidiary) has received a currently effective determination letter from the IRS stating that it is so qualified, and no event has occurred which would affect such qualified status. Any fund established under a Parent Plan that is intended to satisfy the requirements of Section 501(c)(9) of the Code has so satisfied such requirements.
      (e) There has been no material failure of a Parent Plan that is a group health plan (as defined in section 5000(b)(1) of the Code) to meet the requirements of section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in section 4980B(g) of the Code). Neither Parent nor any Subsidiary has contributed to a nonconforming group health plan (as defined in section 5000(c) of the Code) and no ERISA Affiliate of Parent or any Subsidiary has incurred a tax under section 5000(a) of the Code which is or could become a liability of Parent or a Subsidiary. There has been no material failure on the part of Parent or any ERISA Affiliate of Parent to comply with the Health Insurance Portability Accountability Act of 1996, as amended.
      (f) There are no pending or, to the knowledge of Parent, threatened or anticipated claims by or on behalf of any Parent Plan, by any employee or beneficiary under any such Parent Plan or otherwise involving any such Parent Plan (other than routine claims for benefits).
      Section 4.10     Litigation; Compliance with Law.
      (a) Except for such Litigation that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (A) there is no Litigation pending or, to the knowledge of Parent, threatened in writing against, relating to or naming as a party thereto Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, any of their respective properties or assets or any of Parent’s officers or directors (in their capacities as such), (B) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon Parent, any of its Subsidiaries or any of Parent’s officers or directors (in their capacities as such) and (C) there is no Litigation that Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, has pending against other parties, where such Litigation is intended to enforce or preserve material rights of Parent or any of its Subsidiaries.
      (b) Except as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has complied, and is in compliance with all Laws and Parent Permits which affect the respective businesses of Parent or any of its Subsidiaries, the Real Property and/or Parent Assets, and Parent and its Subsidiaries have not been and are not in violation of any such Law or Permit; nor has any notice, charge, claim or action been received by Parent or any of its Subsidiaries or been filed, commenced, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
      (c) Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign laws, neither Parent nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign laws or (iii) taken any action that would be reasonably likely to subject Parent or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.
      (d) Parent and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Real Property, Parent Assets and the conduct of their respective businesses as currently conducted (“Parent Permits”), except where the failure to hold such Parent Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received notice that any Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no knowledge of any reasonable basis for any such termination, modification or nonrenewal. The execution, delivery and performance of this Agreement and the consummation of the Mergers or any other transactions contemplated hereby do not and will not violate any Parent Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
      (e) This Section 4.10 does not relate to matters with respect to (i) Parent Plans, ERISA and other employee benefit matters (which are the subject of Section 4.9), or (ii) Tax Laws and other Tax matters (which are the subject of Section 4.13).
      Section 4.11     Intellectual Property.
      (a) Except as set forth in Section 4.11(a) of the Parent Disclosure Letter or as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on Parent:

(i) Parent, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use all Intellectual Property used in the present conduct of the businesses of Parent and its Subsidiaries, (“Parent IP Rights”) free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;

(ii) to Parent’s knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict Parent’s or any of its Subsidiary’s ownership rights in and to any Intellectual Property owned by them;

(iii) the conduct of the business of Parent and its Subsidiaries as presently conducted does not, to the knowledge of Parent, infringe or misappropriate any third Person’s Intellectual Property; or

(iv) to the knowledge of Parent, no third Person is infringing or misappropriating any Intellectual Property, owned by Parent or its Subsidiaries, and to the knowledge of Parent there is no litigation pending or threatened in writing by or against Parent or any of its Subsidiaries, nor, to the knowledge of Parent, has Parent or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of Parent IP Rights infringe or misappropriate any third party’s Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Parent IP Right.
      (b) All Intellectual Property owned by Parent or its Subsidiaries that is the subject of an application for registration or a registration (“Registered Parent IP”) is to the knowledge of Parent, in force, and all application, renewal and maintenance fees in relation to all Registered Parent IP have been paid to date, except for any Registered Parent IP that Parent has abandoned, not renewed or allowed to expire.
      (c) Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent, to Parent’s knowledge (i) there does not exist, nor has Parent or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Parent IP Rights, and (ii) neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Parent IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Parent IP Rights or exercise remedies thereunder.
      Section 4.12     Material Contracts.
      (a) Except for such agreements or arrangements that are included as an exhibit to the Parent SEC Documents, as of the date hereof, none of Parent, Merger Sub I or Merger Sub II, nor any of Parent’s other Subsidiaries, is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 19 of Form 20-F under the Securities Act) to be performed after the date of this Agreement, (ii) which expressly limits the ability of Parent or any Subsidiary Parent to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to Parent and its Subsidiaries, taken as a whole, (iii) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, or (iv) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Mergers. Each contract, arrangement, commitment or understanding of the type described in this Section 4.12(a), whether or not set forth in Section 4.12(a) of the Parent Disclosure Letter, is referred to herein as a “Parent Material Contract.” Parent has previously made available to the Company true, complete and correct copies of each Parent Material Contract that is not included as an exhibit to the Parent SEC Documents.
      (b) Each Parent Material Contract is valid and binding and in full force and effect and Parent and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Parent Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent, to Parent’s knowledge (i) there does not exist, nor has Parent, Merger Sub I or Merger Sub II or any of Parent’s other Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Parent Material Contract and (ii) none of Parent, Merger Sub I or Merger Sub II or any of Parent’s other Subsidiaries has received written notice of the desire of the other party or parties to any such Parent Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Parent Material Contract or exercise remedies thereunder. Each Parent Material Contract is enforceable by Parent or a Subsidiary of Parent in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent.
      Section 4.13     Taxes.
      (a) (i) All material Returns required to be filed by or with respect to Parent and its Subsidiaries have been filed in accordance with all applicable Laws and all such returns are true, correct and complete in all material respects, (ii) Parent and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been withheld and either duly and timely paid to the proper governmental authority or properly set aside in accounts for such purpose in accordance with applicable Laws and all material sales or transfer Taxes required to be collected by Parent or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to Parent and its Subsidiaries reflected in Parent Balance Sheet are adequate under IFRS to cover Tax liabilities accruing through the date thereof, (v) no deficiencies for any Taxes have been asserted or assessed, or, to the knowledge of Parent, proposed, against Parent or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, and (vi) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of Parent, threatened or scheduled to commence, against or with respect to Parent or any of its Subsidiaries in respect of any material Tax.
      (b) Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only Parent and any Subsidiaries of Parent) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.
      (c) There are no Tax sharing, allocation, indemnification or similar agreements in effect as between Parent or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which Parent or any of its Subsidiaries could be liable for any Taxes of any party other than Parent or any Subsidiary of Parent.
      (d) Neither Parent nor any of its Subsidiaries have, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.
      (e) There are no Liens for material Taxes on any asset of Parent or its Subsidiaries, except for Permitted Liens.
      (f) Each of Parent and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
      (g) Neither Parent nor its Subsidiaries is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to material Taxes.
      (h) Neither Parent nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.
      (i) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign tax law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign tax law) executed on or prior to the Closing Date.
      (j) Since January 1, 2000, neither Parent nor any of its Subsidiaries has undergone an “ownership change” as defined pursuant to Section 382(g) of the Code.
      (k) None of Parent or any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
      (l) For the last 36 months, Parent has been continuously engaged in an active trade or business outside the United States, within the meaning of §1.367(a)-2T(b)(2) and (3) and Parent has no plan or intention to dispose of or discontinue such active trade or business.
      Section 4.14     Parent Assets.
      Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent, Parent and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of their respective tangible properties and assets (real, personal or mixed) (the “Parent Assets”) that they purport to own. Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent, Parent and its Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all such Parent Assets, including all such Parent Assets reflected in Parent Balance Sheet or acquired since the date thereof (except as may have been disposed of since December 31, 2005 or may be disposed of after the date of this Agreement in accordance with this Agreement in either case in the ordinary course of business consistent with past practice), in each case free and clear of any Liens, except Permitted Liens. All material operating equipment of Parent and its Subsidiaries is, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated.
      Section 4.15     Financing. Parent has received a commitment letter (including the term sheet referenced therein, but excluding the fee letter referenced therein) from Credit Suisse International (the “Commitment Letter”) whereby such financial institution has committed, upon the terms and subject to the conditions set forth therein, to provide, debt financing that, when combined with Parent’s other sources of financing (including cash on hand), is sufficient to fund the Total Cash Amount and the expenses of Parent, Merger Sub I and Merger Sub II in connection with the Mergers. Parent has delivered to the Company a true, complete and correct copy of the letter referred to in this Section 4.15 as in effect on the date hereof (including any amendments in effect through the date of this Agreement). The Commitment Letter is in full force and effect. The obligations of the financing sources to fund the commitments under the Commitment Letter are not subject to any conditions other than as set forth in the Commitment Letter. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Commitment Letter by Parent. As of the date of this Agreement, Parent has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Commitment Letter not being satisfied or (ii) the funding contemplated in the Commitment Letter not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement.
      Section 4.16     Affiliate Transactions. Section 4.16 of the Parent Disclosure Letter contains a complete and correct list of all material agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than Parent or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries taken as a whole.

      Section 4.17     Derivative Transactions and Hedging. Section 4.17 of the Parent Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time, and except as set forth in Section 4.17 of the Parent Disclosure Letter, still believes to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Parent and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
      Section 4.18     Disclosure Controls and Procedures. Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. Except as set forth in Section 4.18 of the Parent Disclosure Letter and subject to the compliance dates for “foreign private issuers” as defined in Rule 405 of the Securities Act, neither Parent nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Parent’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
      Section 4.19     Investment Company. Parent is not an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act or the Investment Advisers Act.
      Section 4.20     OFAC. Neither Parent nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to Parent’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury or equivalent European Union measure.
      Section 4.21     Recommendation of Parent Board of Directors. The Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, (a) determined that this Agreement and the transactions contemplated hereby are advisable and are fair to, and in the best interests of, the shareholders of Parent, (b) approved this Agreement and transactions contemplated hereby, and (c) resolved to recommend approval of the matters constituting the Parent Shareholder Approval.
      Section 4.22     Required Vote by Parent Shareholders. The Parent Shareholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary under applicable law to approve and adopt the transactions contemplated by this Agreement.
      Section 4.23     Brokers. Except for Credit Suisse and Rothschild, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent is solely responsible for the fees and expenses of Credit Suisse Securities (USA) LLC and Rothschild as and to the extent set forth in their respective engagement letters. Section 4.23 of the Parent Disclosure Letter accurately describes the fees payable under such engagement letter.
      Section 4.24     Ownership of Company Common Stock. None of Parent, Merger Sub I or Merger Sub II is an “interested stockholder” (within the meaning of Section 203 of the DGCL) with respect to the Company and has not, within the last three years, been an “interested stockholder” with respect to the Company.
      Section 4.25     Takeover Statutes. The Parent Board has taken the necessary action, if any, to make inapplicable to this Agreement, the Mergers and the other transactions contemplated hereby any applicable antitakeover or similar statute or regulation under French Law or any other applicable antitakeover Law.
      Section 4.26     No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE V
COVENANTS
      Section 5.1     Interim Operations of the Company.
      The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Merger I Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.1 of the Company Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, (y) required by applicable Law, or (z) consented to in writing by Parent after the date of this Agreement and prior to the Merger I Effective Time (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary course substantially consistent with past practices, and the Company shall use reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and to keep available the services of their current officers and key employees and preserve and maintain existing relations with key customers, suppliers, officers, employees and creditors;

(b) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new line of business, or (ii) incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than, and during the same time period set forth in, the Company’s current capital budget reviewed by the Company Board in August 2006, the amount of which has been furnished to Parent prior to the date of this Agreement (the “Capital Budget”), and excluding capital expenditures to repair lost or damaged property or equipment in the ordinary course of business substantially consistent with past practice; provided, however, if the Closing Date has not occurred on or prior to January 15, 2006 but is reasonably expected to occur within the succeeding 60 days, then the Company shall prepare and provide to Parent a revised capital budget for the remainder of the Company’s fiscal year which describes and reprioritizes the capital expenditures and commitments intended to be made in the remainder of the fiscal year based on the then current facts and circumstances for the Company and the potential impact on the combined company. The Company and Parent agree to work in good faith to reasonably agree on the revised plan taking into account what is prudent and appropriate for the business of the Company; and if Parent objects to the aggregate amount of such spending the Company will endeavor to revise the plan in accordance with the reasonable objections from Parent except (i) to the extent that the Company Board determines in good faith that to make such revisions would be reasonably likely to adversely effect the Company’s competitive position, future operating results, the safety of its employees or its compliance with Law, (ii) to the extent the proposed spending or commitments are consistent with past practice and prudent operation of the business of the Company or (iii) where permitting Parent to participate in the spending decision would violate or prejudice the rights of its customers or contravene any Law or binding agreement entered into prior to the date of this Agreement. If a revised plan is agreed among the Company and Parent, the Company shall not spend or make commitments for capital spending in excess of the amounts set forth in the revised plan, subject to the right to make emergency expenditures and commitments to the extent that unforeseen circumstances require it;

(c) the Company shall not, nor shall it permit any of its Subsidiaries to, amend its certificate of incorporation or bylaws or similar organizational documents;

(d) the Company shall not, nor shall it permit any of its Subsidiaries (other than direct or indirect wholly owned Subsidiaries) to, declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests; and the Company shall not, nor shall it permit any of its Subsidiaries to (i) adjust, split, combine or reclassify any capital stock or other equity interests or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of the Company or any of its Subsidiaries, other than issuances (A) of shares of Company Common Stock pursuant to the Convertible Company Debt, the Company Options, the ESPP Options, Deferred Share Units and awards under the LTIP Plan, in each case outstanding on the date of this Agreement or, with respect to Company Options, issued in accordance with the proviso to this clause (i), (B) by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company, (C) of the LTIP Shares pursuant to LTIP awards made prior to the date of this Agreement in accordance with the terms in effect on the date of this Agreement, or (D) pursuant to the Company Rights or the Company Rights Agreement in effect on the date of this Agreement, provided that if the First Merger shall not have been consummated on or prior to December 31, 2006, the parties recognize that the Company may need to grant Company Options to employees in such amounts, and on such terms and conditions, as shall be reasonably acceptable to Parent, or (ii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.1(d), except as (1) required by the terms of any capital stock of, or other equity interests in, the Company or any of its Subsidiaries outstanding on the date of this Agreement and described in Section 5.1(d)(ii)(1) of the Company Disclosure Letter, (2) contemplated by any Company Plan existing on the date of this Agreement and described in Section 5.1(d)(ii)(2) of the Company Disclosure Letter or (3) contemplated by any employment agreement of the Company existing on the date of this Agreement and described in Section 5.1(d)(ii)(3) of the Company Disclosure Letter;

(e) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except for normal increases in the ordinary course of business consistent with past practice (or, with respect to employees, in connection with promotions on a basis consistent with past practice), grant any increase in the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any former or current director, officer or employee of the Company or any of its Subsidiaries, (ii) except as required to comply with applicable Law or any agreement in existence on the date of this Agreement or as expressly provided in this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any bonus, incentive compensation, deferred compensation, severance, termination, change in control, retention, hospitalization or other medical, life, disability, insurance or other welfare, profit sharing, stock option, stock appreciation right, restricted stock or other equity based, pension, retirement or other employee compensation or benefit plan, program agreement or arrangement except such amendments, if any, as may reasonably be required by Law or be advisable in order to minimize liability for any additional Taxes that might be imposed under Section 409A of the Code in the absence of such an amendment; provided, however, that the cost associated with such amendment is reasonably acceptable to Parent or (iii) enter into or amend any employment agreement or, except in accordance with existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for employment agreements or arrangements with new hires in the ordinary course of business substantially consistent with past practice;

(f) the Company shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting in effect at July 31, 2005, except changes in accordance with US GAAP as concurred to by the Company’s independent auditors or as disclosed in the Specified Company SEC Disclosure;

(g) the Company shall not, nor shall it permit any of its Subsidiaries to, acquire by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any Person or other business organization, division or business of such Person or other than in the ordinary course of business substantially consistent with past practices any material assets; provided, however, that the foregoing shall not be deemed to prohibit a merger involving only one of the Company’s wholly owned Subsidiaries, on the one hand, and another of the Company’s wholly owned Subsidiaries on the other hand or the acquisition of assets to the extent permitted by Section 5.1(b);

(h) the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any of the Company Assets, except for (A) the licensing of data or commercial software in the ordinary course of business substantially consistent with past practice, (B) any sale, lease or disposition pursuant to agreements existing on the date of this Agreement and entered into in the ordinary course of business or disclosed in Section 5.1(h) of the Company Disclosure Letter, (C) sales of surplus or obsolete equipment in the ordinary course of business substantially consistent with past practice or (D) any sale, lease or disposition in an arms length transaction, for not materially less than fair market value and not in excess of $1.0 million individually or $25.0 million in the aggregate;

(i) the Company shall not, nor shall it permit any of its Subsidiaries to, mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the Company Assets;

(j) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except as set forth in clause (ii) below, pay, discharge or satisfy any material claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of the Company Material Contracts as in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business substantially consistent with past practice and not in violation of this Agreement, in each case to which the Company or any of its Subsidiaries is a party, or (ii) compromise, settle, grant any waiver or release relating to any Litigation, other than settlements or compromises of litigation where the amount paid or to be paid does not exceed $1.0 million for any individual claim or series of related claims, or $10.0 million in the aggregate for all claims;

(k) the Company shall not, nor shall it permit any of its Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 3.18 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding, directly or indirectly, with any of the Company’s affiliates; provided, that for the avoidance of doubt, for purposes of this clause (k), the term “affiliates” shall not include any employees of the Company or any of its Subsidiaries, other than the directors and executive officers thereof and employees who share the same household with such directors and executive officers;

(l) other than as required by Law, the Company shall not, nor shall it permit any of its Subsidiaries to, change any Tax method of accounting, make or change any material Tax election,

amend any material Return or settle or compromise any material Tax liability other than in the ordinary course of business substantially consistent with past practice;

(m) the Company shall not, nor shall it permit any of its Subsidiaries to, take any action that would reasonably be expected to result in (i) any of the conditions to the Mergers set forth in Article VI not being satisfied, or (ii) a Material Adverse Effect on the Company;

(n) the Company shall not, nor shall it permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the First Merger) or any agreement relating to an Acquisition Proposal, except for Acceptable Confidentiality Agreements and except as permitted in Section 5.1(g);

(o) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) incur or assume any long-term debt, or except in the ordinary course of business substantially consistent with past practice and in no event exceeding $10.0 million in the aggregate, incur or assume any short-term indebtedness, (ii) modify any material indebtedness or other liability to increase the Company’s (or any of its Subsidiaries’) obligations with respect thereto, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly owned Subsidiary of the Company), except in the ordinary course of business and substantially consistent with past practice and in no event exceeding $10 million in the aggregate, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company, or by such Subsidiaries to the Company, or customary loans or advances to employees substantially consistent with past practice or short-term investments of cash in the ordinary course of business in accordance with the Company’s cash management procedures), or (v) enter into any material commitment or transaction, except in the ordinary course of business and substantially consistent with past practice and in no event exceeding $5 million in the aggregate; provided, however, that the restrictions in this Section 5.1(o) shall not prohibit the incurrence of any long-term debt or short-term indebtedness or other liability or obligation by the Company that is owed to any wholly owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or another wholly owned Subsidiary of the Company; provided further, however, that the limitations in this Section 5.1(o) shall not apply to (w) letters of credit issued in the ordinary course of business by the Company’s lenders in favor of any customer of the Company or its Subsidiaries in connection with any services to be performed by the Company or any of its Subsidiaries, (x) surety or performance bonds issued at the request of the Company or any of its Subsidiaries issued by third Persons in favor of any customer of the Company or its Subsidiaries in connection with any services to be performed by the Company or any of its Subsidiaries, (y) guarantees by the Company or any of its Subsidiaries, whether or not secured by cash deposit, of the obligations described in clause (x) above and (z) capital expenditures permitted by Section 5.1(b);

(p) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement, understanding or commitment that expressly limits the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Corporation or any Affiliate of the Surviving Corporation after the Merger II Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Company and its Subsidiaries, taken as a whole, or, following the Merger II Effective Time, to the Surviving Corporation and its Affiliates, taken as a whole;

(q) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement or materially amend or modify in an adverse manner the terms of (or waive any material rights under) any existing material joint venture, partnership or other similar arrangement (other than any such action between its wholly owned Subsidiaries);

(r) the Company shall not, nor shall it permit any of its Subsidiaries to, terminate any Company Material Contract to which it is a party or waive or assign any of its rights or claims under any Company Material Contract in a manner that is materially adverse to the Company or, except in the ordinary course of business substantially consistent with past practice, modify or amend in any material respect any Company Material Contract; and

(s) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing.
      Section 5.2     Interim Operations of Parent.
      Parent covenants and agrees that during the period from the date of this Agreement until the Merger I Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (x) expressly contemplated or permitted by this Agreement, (y) required by applicable Law, or (z) consented to in writing by the Company after the date of this Agreement and prior to the Merger I Effective Time (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) the business of Parent and its Subsidiaries shall be conducted only in the ordinary course substantially consistent with past practices; provided, however, that the foregoing shall not be deemed (i) to prohibit Parent or any of its Subsidiaries from engaging in any acquisition or divestiture transaction that would not reasonably be expected to materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement or (ii) to prohibit Parent from taking any action in response to an unsolicited proposal to acquire directly or indirectly all or any substantial portion of the assets or equity of Parent or any of its Subsidiaries;

(b) Parent shall not, nor shall it permit any Subsidiary of Parent that is not wholly owned by Parent to, declare, set aside or pay any extraordinary, special or other dividend or distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests;

(c) Parent shall not issue, grant, sell, transfer or distribute to any employee of Parent or any of its Subsidiaries any options, warrants, calls, commitments or rights of any kind to acquire any Parent Ordinary Shares, other than in the ordinary course of business substantially consistent with past practices;

(d) Parent will not, and will not permit any of its Subsidiaries to, redeem, purchase or otherwise acquire directly or indirectly any of Parent’s capital stock, except for repurchases, redemptions or acquisitions (i) required by the terms of Parent’s capital stock or any securities outstanding on the date of this Agreement, (ii) contemplated by any Parent Plan existing on the date of this Agreement or (iii) pursuant to arrangements described in Section 5.2 of the Parent Disclosure Letter;

(e) Parent shall not change its methods of accounting in effect at December 31, 2005, except in accordance with changes in IFRS or applicable Law as concurred to by Parent’s independent auditors;

(f) Parent shall not amend its articles of association or by-laws in a manner that adversely affects the terms of the Parent Ordinary Shares;

(g) Parent shall not adopt or enter into a plan of complete or partial liquidation or dissolution;

(h) Parent shall not take any action that would reasonably be expected to result in (i) any of the conditions to the Mergers set forth in Article VI not being satisfied or (ii) a Material Adverse Effect on Parent;

(i) Parent shall not, nor shall it permit any of its Subsidiaries to, make any material change to any Tax method of accounting, make or change any material Tax election, amend any material Return or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Parent and its Subsidiaries taken as a whole; and

(j) Parent shall not enter into an agreement, contract, commitment or arrangement to do any of the foregoing.
      Section 5.3     Acquisition Proposals.
      (a) The Company agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and the Company shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to the Company or to any Person that the Company, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to the Company, or (iii) accept an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(a)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to the Company or (y) that would require, or would have the effect of causing, the Company to abandon, terminate or fail to consummate the First Merger or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any Representative of the Company or any of its Subsidiaries, whether or not such Representative is so authorized, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (ii) of this Section 5.3(a) with respect to a third party at any time prior to obtaining the Company Required Vote if, prior to such vote, (x) the Company receives a written Acquisition Proposal with respect to the Company from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by the Company or any of its Subsidiaries or any of their respective Representatives after the date of this Agreement), (y) the Company Board determines in good faith (after consultation with its financial advisors) that such proposal constitutes or is reasonably likely to result in a Superior Proposal with respect to the Company, and (z) the Company Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be reasonably expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, provided that (I) the Company shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement and (II) actions taken pursuant to this sentence shall not constitute a violation of clause (i) of this Section 5.3(a). Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to an Acquisition Proposal with respect to the Company pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.
      (b) Neither the Company Board nor any committee thereof shall directly or indirectly (i) (A) withdraw (or amend or modify in a manner adverse to Parent, Merger Sub I or Merger Sub II), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent, Merger Sub I or Merger Sub II), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the First Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to the Company (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend (unless, in each case, in conjunction with a Company Adverse Recommendation Change permitted under this Section 5.3(b)), or allow the Company or any of its

Subsidiaries to execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(a)) (each an “Acquisition Agreement”) or (B) requiring it to abandon, terminate or fail to consummate the First Merger or any other transaction contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Required Vote, and subject to the Company’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, in response to a Superior Proposal with respect to the Company, the Company Board or any committee thereof may make a Company Adverse Recommendation Change; provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change in response to a Superior Proposal with respect to the Company (X) until three Business Days after the Company provides written notice to Parent (a “Company Notice”) advising Parent that the Company Board or a committee thereof has received a Superior Proposal with respect to the Company, specifying the material terms and conditions of such Superior Proposal and identifying the Person or group making such Superior Proposal and (Y) if during such three Business Day period, Parent proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Company Board determines in good faith (1) after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to the Company and its stockholders from a financial point of view as the Superior Proposal and (2) after consultation with its outside counsel that its failure to do so would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law to the stockholders of the Company (it being understood that any material change in the financial or other material terms of a Superior Proposal with respect to the Company after the Company Notice shall require a new Company Notice and a new three Business Day period under this Section 5.3(b)).
      (c) The Company agrees that in addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after the Company’s receipt thereof), the Company shall advise Parent in writing of any request for information from a Person that has made, or the Company reasonably believes may be contemplating, an Acquisition Proposal with respect to the Company or any Acquisition Proposal with respect to the Company received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to the Company, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal with respect to the Company or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to the Company which was not previously provided to Parent as promptly as practicable after it provides such information to such other Person. The Company shall keep Parent fully informed of the status of any Acquisition Proposals with respect to the Company (including the identity of the parties and price involved and any material changes to any terms and conditions thereof). The Company agrees not to release any third party from, or waive any provisions of, any confidentiality agreement related to any potential Acquisition Proposal or any standstill agreement, in each case in favor of the Company.
      (d) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Required Vote, and subject to the Company’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Company Board may make a Company Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board (i) determines in good faith, after consultation with its outside legal counsel, that the failure to make such Company Adverse

Recommendation Change would be reasonably expected to be inconsistent with its fiduciary duties to the stockholders of the Company, (ii) determines in good faith that the reasons for making such Company Adverse Recommendation Change are independent of any pending Acquisition Proposal with respect to the Company and (iii) provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Company Board may not make such a Company Adverse Recommendation Change until the third Business Day after receipt by Parent of the Company Notice of Change and (y) during such three Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties.
      (e) Parent agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and Parent shall, and shall cause its Subsidiaries to, cause their respective Representatives not to (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to Parent, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to Parent or any of its Subsidiaries or afford access to the properties, books or records of Parent or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person that Parent, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to Parent, or (iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(e)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to Parent or (y) that would require, or would have the effect of causing, Parent to abandon, terminate or fail to consummate the First Merger or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of Parent’s Subsidiaries or by any Representative of Parent or any of its Subsidiaries, whether or not such Representative is so authorized, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, Parent and Parent Board may take any actions described in clause (ii) of this Section 5.3(e) with respect to a third party at any time prior to obtaining the Parent Shareholder Approval if, prior to such approval, (x) Parent receives a written Acquisition Proposal with respect to Parent from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by Parent or any of its Subsidiaries or any of their respective Representatives after the date of this Agreement), (y) the Parent Board determines in good faith (after consultation with its financial advisors) that such proposal constitutes or is reasonably likely to result in a Superior Proposal with respect to Parent, and (z) the Parent Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be reasonably expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law, provided that (I) Parent shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement and (II) actions taken pursuant to this sentence shall not constitute a violation of clause (i) of this Section 5.3(e). Nothing contained in this Section 5.3 shall prohibit Parent or the Parent Board from taking and disclosing to Parent’s shareholders a position with respect to an Acquisition Proposal with respect to Parent pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.
      (f) Neither the Parent Board nor any committee thereof shall directly or indirectly (i) (A) withdraw (or amend or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof of this Agreement, the First Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Parent (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend (in each such case unless in connection with a Parent Adverse Recommendation Change permitted under this Section 5.3(f)), or allow Parent or any of its Subsidiaries to execute or enter into, any Acquisition Agreement with respect to Parent (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(e)) or (B) requiring it to abandon, terminate or fail to consummate the First Merger or any other transaction contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining Parent Required Vote, and subject to Parent’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, in response to a Superior Proposal with respect to Parent, the Parent Board or any committee thereof may make a Parent Adverse Recommendation Change; provided, however, that Parent shall not be entitled to exercise its right to make a Parent Adverse Recommendation Change in response to a Superior Proposal with respect to Parent (X) until three Business Days after Parent provides written notice to the Company (a “Parent Notice”) advising the Company that the Parent Board or a committee thereof has received a Superior Proposal with respect to Parent, specifying the material terms and conditions of such Superior Proposal and identifying the Person or group making such Superior Proposal and (Y) if during such three Business Day period, the Company proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Parent Board determines in good faith (1) after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Parent and its shareholders from a financial point of view as the Superior Proposal and (2) after consultation with its outside counsel that its failure to do so would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law to the shareholders of Parent (it being understood that any material change in the financial or other material terms of a Superior Proposal with respect to Parent after the Parent Notice shall require a new Parent Notice and a new three Business Day period under this Section 5.3(f)).
      (g) Parent agrees that in addition to the obligations of Parent set forth in paragraphs (e) and (f) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after Parent’s receipt thereof), Parent shall advise the Company in writing of any request for information from a Person that has made, or Parent reasonably believes may be contemplating, an Acquisition Proposal with respect to Parent or any Acquisition Proposal with respect to Parent received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to Parent, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Parent shall promptly provide to the Company copies of any written materials received by Parent in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Parent agrees that it shall provide to the Company any non-public information concerning Parent or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to Parent which was not previously provided to the Company as promptly as practicable after it provides such information to such other Person. Parent shall keep the Company fully informed of the status of any Acquisition Proposals with respect to Parent (including the identity of the parties and price involved and any material changes to any terms and conditions thereof). Parent agrees not to release any third party from, or waive any provisions of, any confidentiality agreement related to any potential Acquisition Proposal or any standstill agreement, in each case in favor of Parent.
      (h) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Parent Shareholder Approval, and subject to Parent’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Parent Board may make a Parent Adverse Recommendation Change described in clause (A) of the definition thereof if the Parent Board (i) determines in good faith, after consultation with its outside legal counsel, that the failure to make such Parent Adverse Recommendation Change would be reasonably expected to be inconsistent with its fiduciary duties to the shareholders of Parent, (ii) determines in good faith that the reasons for making such Parent Adverse Recommendation

Change are independent of any pending Acquisition Proposal with respect to Parent and (iii) provides written notice to the Company (a “Parent Notice of Change”) advising the Company that the Parent Board is contemplating making a Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Parent Board may not make such a Parent Adverse Recommendation Change until the third Business Day after receipt by the Company of the Parent Notice of Change and (y) during such three Business Day period, at the request of the Company, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties.
      (i) For purposes of this Agreement, “Acquisition Proposal” shall mean, with respect to the Company or Parent, as the case may be, any bona fide proposal, whether or not in writing (other than by Parent or any of its Subsidiaries with respect to the Company, or by the Company or any of its Subsidiaries, with respect to Parent), for the (i) direct or indirect acquisition or purchase of a business or assets that generates or constitutes 15% or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole (including capital stock of or ownership interest in any Subsidiary), (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business generates or constitutes 15% or more of the net revenues, net income or assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning 15% or more of any class of equity securities of such party or any of its Subsidiaries whose business generates or constitutes 15% or more of the net revenues, net income or assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. The term “Superior Proposal” shall mean, with respect to the Company or Parent, as the case may be, any bona fide written Acquisition Proposal with respect to such party that was not initiated, solicited, facilitated or knowingly encouraged by such party or any of its Subsidiaries or any of their respective Representatives, made by a third party to purchase all of the outstanding equity securities or capital stock of such party or all of the businesses and assets of such party and its Subsidiaries pursuant to a tender offer, exchange offer, merger or asset purchase (x) on terms which a majority of the Board of Directors of such party determines in good faith (after consultation with its financial advisors, and taking into account all financial, legal and regulatory matters, including the terms and conditions of the Acquisition Proposal and this Agreement (including any changes to the terms of this Agreement offered by the other party in response to such Superior Proposal), including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be superior to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated hereby and to any alternative transaction or changes to the terms of this Agreement proposed by the other party hereto pursuant to this Section 5.3 and (y) which is likely to be consummated on its terms.
      (j) For the avoidance of doubt, any factually accurate and complete public statement by a party hereto that does nothing more than disclose the receipt of an Acquisition Proposal with respect to such party that was not initiated, solicited or knowingly facilitated or encouraged after the date of this Agreement by such party or any of its Subsidiaries or any of their respective Representatives, and the terms thereof, shall not be deemed to be a recommendation of such Acquisition Proposal or the withdrawal, amendment or modification of the recommendation of the Board of Directors (or any committee thereof) in favor of this Agreement and the transactions contemplated hereby.
      (k) Immediately after the execution and delivery of this Agreement, each party hereto shall, and shall cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal with respect to such party. Each party agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.3 and (ii) request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of any Acquisition Proposal with respect to such party or any similar transaction to return or destroy (which destruction shall be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.
      Section 5.4     Access to Information and Properties.
      (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the authorized representatives of the other party, including officers, employees, accountants, counsel, financial advisors and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Merger I Effective Time, to all of its properties, offices, contracts, books, commitments, records, data and books and personnel and, during such period, it shall, and shall cause each of its Subsidiaries to, make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request. No party or any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
      (b) From the date of this Agreement until the Merger I Effective Time, Parent and its authorized representatives, including engineers, advisors and consultants, lenders and financing sources, may enter into and upon all or any portion of the Real Property in order to investigate and assess, as Parent reasonably deems necessary or appropriate, the environmental condition of the Real Property, the Company Assets or the businesses of the Company or any of its Subsidiaries (the “Parent Investigation”). The Parent Investigation may include a Phase I environmental site assessment, or similar or related non-invasive investigation. The Company shall, and shall cause each of its Subsidiaries to, (i) cooperate with Parent in conducting any such Parent Investigation, (ii) allow Parent reasonable access to the Company’s and its Subsidiaries’ respective businesses, the Real Property and the Company Assets, and grant with full permission to conduct any such Parent Investigation, and (iii) provide to Parent all plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of the Company, its Subsidiaries, or any of their predecessors, that are in the possession of the Company or any of its Subsidiaries or are reasonably available to the Company or any Subsidiary from any agent, consultant, contractor or other third party service provider, and all information relating to environmental matters regarding the Company’s and its Subsidiaries’ respective businesses, the Real Property and the Company Assets that is in the possession of, or reasonably available to, the Company or any of its Subsidiaries.
      (c) The Company shall, or shall use commercially reasonable efforts to cause each owner of a Company Vessel subject to a Company Charter (by exercising its inspection rights under the applicable Company Charter) to allow Parent at Parent’s sole cost, risk and expense, to inspect the Company Vessels at any reasonable time, provided that such inspection shall be conducted in a manner that does not unreasonably interfere with the operation of the Company Vessels. Any such inspection may include (to the extent permitted under the applicable Company Charter) the opening up of the machinery and equipment. The Company shall advise Parent upon request of the location and whereabouts of each Company Vessel to facilitate such an inspection.
      (d) Parent and the Company will hold any information obtained or contemplated under Sections 5.4(a), (b) and/or (c) above in accordance with the provisions of the confidentiality agreement between the Company and Parent, dated as of August 3, 2006 (the “Confidentiality Agreement”).
      (e) No investigation by Parent or the Company or their respective Representatives made pursuant to this Section 5.4 shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

      Section 5.5     Further Action; Reasonable Best Efforts.
      (a) Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings, and to obtain the Financing. Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and, subject to applicable Laws and any applicable privilege relating to the exchange of information, will provide the other parties with copies of all filings made by such party with any Governmental Entity (except for filings available publicly on the SEC’s EDGAR system) or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby; provided that neither party is obligated to share any document submitted to a Governmental Entity that reflects the negotiations between the parties or the valuation of some or all of any party’s business.
      (b) Each of Parent, Merger Sub I, Merger Sub II and the Company shall use their respective reasonable best efforts and shall cooperate with the other parties to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under the laws, rules, guidelines or regulations of any Governmental Entity. Without limiting the foregoing, the Company and Parent shall, as soon as practicable, file Notification and Report Forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and file any voluntary filings or other notifications required to be filed under (i) the EC Merger Regulation with the European Commission and (ii) the Exon-Florio Amendment with CFIUS, and in each case shall use reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC, the Antitrust Division, the European Commission or CFIUS for additional information or documentation. Each party acknowledges that its goal is to file the Notification and Report Forms within 15 Business Days after the date of this Agreement and to file the notifications to be filed under the Exon-Florio Amendment within 20 Business Days after the date of this Agreement, and that if it does not file such forms within such period, its senior executives shall discuss the reasons for the failure to meet such goal with the senior executives from the other party.
      (c) In case at any time after the Merger I Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Corporation shall take or cause to be taken all such necessary action.
      (d) Each of the parties hereto shall use reasonable best efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Mergers.
      (e) Notwithstanding the foregoing provisions of this Section 5.5, none of Parent, Merger Sub I or Merger Sub II shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Entity, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any assets or operations of Parent, Merger Sub I or Merger Sub II or any of their respective affiliates or any of the respective businesses of the Company or any of its Subsidiaries, including the Company Assets or the Company IP Rights, in each case, which constitutes a Burdensome Condition. “Burdensome Condition” means any requirement, condition or restriction that, individually or in the aggregate with all other requirements, conditions and restrictions, is reasonably likely to (i) be materially burdensome to Parent, (ii) be materially burdensome to the Company, (iii) materially diminish the value of Parent’s business or (iv) materially diminish the value of the Company’s business.

      Section 5.6     Disclosure Documents; Stockholders’ Meetings.
      (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 and the Form F-6, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement, the Form F-4 and the Form F-6 and seeking timely to obtain any such actions, consents, approvals or waivers. Notwithstanding anything herein to the contrary, the Company may, subject to obtaining the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), make such reasonable payments and agree to such reasonable modifications or amendments in order to obtain such consents, approvals or waivers that are required to be from parties to any material contracts in connection with the consummation of the transactions contemplated by this Agreement. The Proxy Statement will be included as part of the Form F-4. Parent shall file the Form F-4 with the SEC and the “note d’information” with the AMF as promptly as reasonably practicable after the date of this Agreement. Each party acknowledges that the parties’ mutual goal is to file the Form F-4 with the SEC and the “note d’information” with the AMF within 45 days after the date of this Agreement, and that if such documents are not so filed within such period, its senior executives shall discuss the reasons for the failure to meet such goal with the senior executives from the other party. Each of the Company and Parent shall use reasonable best efforts to have the Proxy Statement cleared by the SEC and the Form F-4 and Form F-6 declared effective by the SEC as promptly as practicable and to keep the Form F-4 and Form F-6 effective as long as is necessary to consummate the Mergers and the transactions contemplated by this Agreement. The Company and Parent shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 and the Form F-6 received by any Governmental Entity. Parent shall use reasonable best efforts to obtain, prior to the effective date of the Form F-4, all necessary state securities law or “blue sky” permits or approvals required to carry out the transactions contemplated hereby. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 or the Form F-6 prior to filing such documents with any Governmental Entity, and will provide each other with a copy of all such filings made with any Governmental Entity. Parent shall pay all expenses incident to the Parent Necessary Corporate Documents, the Form F-4 and the Form F-6 and state law approvals (including all SEC and other filing fees and all printing and mailing expenses associated with the Parent Necessary Corporate Documents, the Form F-4 and the Form F-6) and the Company shall pay all expenses incident to the Proxy Statement (including all printing and mailing expenses). If required by applicable Law, the Company shall cause the Proxy Statement, and any amendment or supplement thereto, to be filed with the applicable Canadian Governmental Entities concurrently with the mailing of such document to stockholders of the Company. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form F-4 has been declared effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Depositary Shares (or the underlying Parent Ordinary Shares) issuable in connection with the First Merger for offering or sale in any jurisdiction, and each of Parent and the Company shall notify the other promptly of any request by any Governmental Entity for amendment of the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 or the Form F-6 or comments thereon and responses thereto and requests by any Governmental Entity for additional information.
      (b) If at any time prior to the Merger I Effective Time, any event or circumstance relating to the Company, Parent, Merger Sub I, Merger Sub II or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent, Merger Sub I or Merger Sub II that should be set forth in an amendment to the Form F-4 or a supplement to the Proxy Statement, the Company, Parent, Merger Sub I or Merger Sub II shall promptly inform the other parties hereto thereof in writing. No filing of, or amendment or supplement to, the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 or the Form F-6 shall be made by Parent or the Company without the consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that the Company, in connection with a Company Change in Recommendation permitted under Section 5.3, and Parent, in connection with a Parent Change in Recommendation permitted under Section 5.3, may amend or supplement the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 or the Form F-6 (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a change, and in such event, the right of approval set forth in this Section 5.6(b) shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors’ deliberations and conclusions be accurately described. A “Qualifying Amendment” means an amendment or supplement to the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 or the Form F-6 to the extent it contains (i) a Company Change in Recommendation or a Parent Change in Recommendation (as the case may be), (ii) a statement of the reasons of the Company Board or the Board of Directors of Parent (as the case may be) for making such a Company Change in Recommendation or a Parent Change in Recommendation (as the case may be) and (iii) additional information reasonably related to the foregoing, the disclosure of which is required by Law . All documents that the Company or Parent is responsible for filing with the SEC or the AMF in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the rules and regulations thereunder, the Exchange Act and the rules and regulations thereunder and other applicable Law.
      (c) The Company, acting through the Company Board, shall take, in accordance with its certificate of incorporation and bylaws and with applicable Law, all action necessary (including the mailing of the Proxy Statement to the stockholders of the Company) to duly call, give notice of, convene and hold a meeting of its stockholders only for the purpose of considering and taking action upon this Agreement and electing directors if such meeting is held in conjunction with the Company’s regular annual meeting (such meeting, including any postponement or adjournment thereof, the “Company Special Meeting”), on a date mutually agreed between the Company and Parent, which date shall be as soon as practicable and in no event later than 45 days following the date upon which the Form F-4 becomes effective and the French “note d’information” is approved by the AMF. Except as otherwise provided in Section 5.3, the Company Board shall (i) recommend adoption of this Agreement and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption. Notwithstanding any withdrawal, amendment or modification by the Company Board or any committee thereof of its recommendation of this Agreement in accordance with Section 5.3 or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal with respect to the Company, or any other fact or circumstance, this Agreement shall be submitted to the stockholders of the Company at the Company Special Meeting for the purpose of adopting this Agreement. At any such Company Special Meeting following any such withdrawal, amendment or modification of the Company Board’s recommendation of this Agreement, the Company may submit this Agreement to its stockholders without a recommendation or with a negative recommendation (although the approval of this Agreement by the Company Board may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Special Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders or, if as of the time for which the Company Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting; provided that no adjournment or postponement may be to a date on or after three Business Days prior to the Termination Date.
      (d) Parent, acting through its Board of Directors, shall take, in accordance with its articles of association and by-laws and with applicable Law, all action necessary to promptly convene and hold an extraordinary meeting of its shareholders (such meeting, including any postponement or adjournment thereof, the “Parent Shareholders’ Meeting”) on a date mutually agreed upon between the Company and Parent, which date shall be as soon as practicable and in no event later than 45 days following the date upon which the Form F-4 becomes effective and the French “note d’information” is approved by the AMF for the sole purpose of approving the matters constituting the Parent Shareholder Approval, and shall use its reasonable best efforts to cause the Parent Shareholders’ Meeting to be held on the same day as the Company Special Meeting. The resolutions proposed at the Parent Shareholders’ Meeting, together with all other corporate documents provided by applicable Law (including expert reports, if required) (the “Parent Necessary Corporate Documents”), shall be sufficient for the valid approval of the issuance of the Parent Ordinary Shares in accordance with this Agreement. Except as otherwise provided in Section 5.3, the Parent Board shall (i) recommend approval of the matters constituting the Parent Shareholder Approval and include in the Parent Necessary Corporate Documents such recommendation and (ii) use its reasonable efforts to solicit and obtain such approval. In connection with the Parent Shareholders’ Meeting, Parent will use its reasonable best efforts, subject to the immediately preceding sentence, to obtain the Parent Shareholder Approval and will otherwise comply with all legal requirements applicable to the Parent Shareholders’ Meeting. Parent shall promptly take any action required to be taken under foreign or state securities or blue sky laws in connection with the issuance of Parent Depositary Shares (and the underlying Parent Ordinary Shares) in connection with the First Merger. Notwithstanding any withdrawal, amendment or modification by the Board of Directors of Parent of its recommendation of the Parent Shareholder Approval in accordance with Section 5.3 or the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal with respect to Parent, or any other fact or circumstance, this Agreement shall be submitted to the shareholders of Parent at the Parent Shareholders’ Meeting for the purpose of approving the matters constituting the Parent Shareholder Approval. At any such Parent Shareholders’ Meeting following any such withdrawal, amendment or modification of the recommendation of Parent’s Board of Directors, Parent may submit matters constituting the Parent Shareholder Approval to its shareholders without a recommendation or with a negative recommendation (although the approval of the matters constituting the Parent Shareholder Approval by the Board of Directors of Parent may not be rescinded or amended), in which event the Board of Directors of Parent may communicate the basis for its lack of a recommendation or negative recommendation to its shareholders in the Parent Necessary Corporate Documents or an appropriate amendment or supplement thereto. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Shareholders’ Meeting to the extent necessary to ensure that any required supplement or amendment to the Parent Necessary Corporate Documents is provided to Parent’s shareholders or, if as of the time for which the Parent Shareholders’ Meeting is originally scheduled (as set forth in the Parent Necessary Corporate Documents) there are insufficient Parent Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting; provided that no adjournment or postponement may be to a date on or after three Business Days prior to the Termination Date.
      (e) The information supplied by the Company, Parent, Merger Sub I and Merger Sub II or any of their respective affiliates for inclusion in the Form F-4 shall not, at the time the Form F-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company, Parent, Merger Sub I and Merger Sub II or any of their respective affiliates for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any supplement thereto) is first mailed to the stockholders of the Company, at the time of the Company Special Meeting, at the time of the Parent Stockholders’ Meeting or at the Merger I Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by the Company, Parent, Merger Sub I and Merger Sub II or any of their respective affiliates for inclusion in the Parent Necessary Corporate Documents shall not, at the date the “note d’information” is approved by the AMF or at the time the Parent Necessary Corporate Documents are delivered or put at the disposal of the shareholders of Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Merger I Effective Time, any event or circumstance relating to the Company, Parent, Merger Sub I or Merger Sub II or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent, Merger Sub I or Merger Sub II that should be set forth in an amendment to the Form F-4 or a supplement to the Proxy Statement or the “note d’information,” the Company, Parent, Merger Sub I or Merger Sub II shall promptly inform the other parties hereto thereof in writing.
      (f) Promptly following the execution and delivery of this Agreement, Parent, as the owner of all of the outstanding shares of capital stock of each of Merger Sub I and Merger Sub II, will adopt this Agreement in its capacity as sole stockholder of each of Merger Sub I and Merger Sub II. Promptly following the Merger I Effective Time, Parent, as the owner of all of the outstanding shares of capital stock of the Merger I Surviving Corporation, will adopt this Agreement in its capacity as sole stockholder of Merger I Surviving Corporation.
      Section 5.7     Notification of Certain Matters. Each of the Company, on one hand, and Parent, Merger Sub I and Merger Sub II, on the other hand, shall give prompt notice to the other of any fact, event or circumstance known to such party that is reasonably likely, individually or taken together with all other facts, events and circumstances known to such party, to result in a Material Adverse Effect on such party.
      Section 5.8     Directors’ and Officers’ Insurance and Indemnification.
      (a) After the Merger I Effective Time, Parent and the Surviving Corporation shall, jointly and severally, (i) indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and any of its Subsidiaries in such capacities (“Indemnified Parties”) to the fullest extent that the Company or any of its Subsidiaries would have been required to do so in accordance with the provisions of each indemnification or similar agreement or arrangement between the Company or any of its Subsidiaries and any Indemnified Party (but in no event shall such indemnification be required to the extent prohibited by applicable Law), in each case against any losses, damages, fines, penalties, expenses (including attorneys’ fees and expenses) or liabilities resulting from any claim, liability, loss, damage, cost or expense, asserted against, or incurred by, an Indemnified Party that is based on the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company or any of its Subsidiaries or a fiduciary under any Company Plans and arising out of actions or omissions or alleged actions or omissions in their capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or a fiduciary under any Company Plan occurring at or prior to the Merger I Effective Time (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses in advance of the final disposition of any such Claim to each Indemnified Party to the fullest extent permitted under applicable Law) and (ii) take all necessary actions to ensure that Parent’s director’s and officer’s liability insurance continues to cover each officer and director of the Company, in each case so long as they remain employed or retained by Parent or any affiliate of Parent (including the Surviving Corporation) as an officer or director and, to the extent Parent’s current director’s and officer’s liability insurance policy covers consultants, as a consultant, on terms that are no less favorable than those enjoyed by Parent’s other directors and officers. Parent and the Surviving Corporation agree that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Merger I Effective Time now existing in favor of the current and former officers and directors of the Company as provided in the certificate of incorporation or bylaws of the Company or any Company Material Contract, in each case in effect as of the date hereof, shall survive the Mergers and shall continue in full force and effect in accordance with their terms and without amendment thereof.
      (b) Parent’s and the Surviving Corporation’s obligations under this Section 5.8 shall continue in full force and effect for a period of six years from the Merger I Effective Time; provided, however, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation (“Claim”) asserted or made within such period shall continue until the final disposition of such Claim. In the event that Parent or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provisions shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 5.8. The provisions of this Section 5.8 are intended for the benefit of, and shall be enforceable by, the respective Indemnified Parties and their heirs and representatives.
      (c) Prior to the Closing, the Company shall purchase and fully prepay, and after the Merger I Effective Time Parent shall maintain, tail directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier covering, with a claims period of six years from the Merger I Effective Time, with respect to the directors and officers of the Company and its Subsidiaries who are currently covered by the Company’s existing directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the Merger I Effective Time, in an amount and scope and on terms and conditions no less favorable to such directors and officers than those in effect on the date of this Agreement; provided, however, that the aggregate premium for such insurance shall not exceed 200% of the per annum rate of premium currently paid by the Company and its Subsidiaries for such insurance on the date of this Agreement per policy year of coverage. In the event that the aggregate premium for such insurance exceeds such maximum amount, Parent shall purchase as much coverage per policy year as reasonably obtainable for such maximum amount.
      Section 5.9     Publicity. None of the Company, Parent, Merger Sub I or Merger Sub II, nor any of their respective affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Mergers, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party, except as may be required by Law or by any listing agreement with, or regulation of, any U.S. or foreign securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other party. In addition, the Company shall to the extent reasonably practicable consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases, reasonably in advance of publication or release.
      Section 5.10     Financing. (a) Parent shall use reasonable best efforts to obtain and effectuate the Financing. Parent shall use reasonable best efforts to keep the Company reasonably informed with respect to all material developments concerning the Financing contemplated by the Commitment Letter. Without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not amend or alter, or agree to amend or alter, the Commitment Letter in any manner that would reasonably be expected to impair, delay or prevent the consummation of the transactions contemplated by this Agreement. Parent shall use commercially reasonable efforts to enforce its rights under the Commitment Letter.
      (b) The Company shall, and shall cause its Subsidiaries and its and their respective officers, employees, and shall use its reasonable best efforts to cause its advisors and accountants to, provide reasonable and customary cooperation with Parent and its affiliates in connection with the arrangement of the Financing and any other financing that Parent, in its reasonable discretion, deems necessary to fund the transaction, including participation in meetings, due diligence sessions, road shows, rating agency presentations, the preparation of offering memoranda, private placement memoranda, prospectuses, rating agency presentations, other marketing material and similar documents, obtaining comfort letters from the Company’s accountants (which comfort letters shall be customary in form, scope and substance), and obtaining legal opinions from the Company’s outside counsel (which legal opinions shall be customary in form, scope and substance), as may be reasonably requested by Parent. In conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Parent, to call for prepayment or redemption, or to prepay or redeem, or to attempt to renegotiate the terms of, any then existing indebtedness for borrowed money of the Company; provided, however, that the Company shall not be obligated to make or cause to become effective such prepayment or redemption or call for prepayment or redemption or renegotiated terms (nor shall the Company be required to incur any liability in respect of any such prepayment or redemption or call therefor or renegotiation thereof) prior to the Merger I Effective Time. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors and other representatives from and against any and all losses or damages suffered or incurred by them (including any expenses incurred) in connection with any such call for prepayment or redemption, or prepayment or redemption or renegotiation done by the Company at the request of Parent.
      (c) Nothing contained in this Section 5.10 shall require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Merger I Effective Time. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors and other representatives for and against any and all losses or damages suffered or incurred by them (including any expenses incurred) in connection with the arrangement of the Financing and any information (other than information relating to the Company or its Subsidiaries provided by the Company to Parent for use in any information memoranda or marketing materials) utilized in connection therewith or in connection with the actions taken pursuant to this Section 5.10.
      Section 5.11     Stock Exchange Listing. Parent shall use its reasonable best efforts to (a) cause the Parent Depositary Shares (and, if required, the underlying Parent Ordinary Shares) to be issued in connection with the First Merger to be listed on the NYSE, subject to official notice of issuance and (b) obtain the approval (visa) of the AMF on the prospectus relating to the Parent Ordinary Shares and the approval of Euronext Paris SA to the listing of the Parent Ordinary Shares, in each case to be issued at the Merger I Effective Time (so that the listing of the Parent Ordinary Shares takes place at the Merger I Effective Time, or as soon as practicable thereafter) as part of the transactions contemplated by this Agreement, subject to official notice of issuance.
      Section 5.12     Employee Benefits. (a) Subject to Sections 1.8 and 5.17, during the period from the Closing Date until the first anniversary thereof, Parent shall, or shall cause its affiliates to, continue, for each Person who is employed by the Company or any of its Subsidiaries immediately prior to the Merger I Effective Time (the “Continuing Employees”), the compensation (including but not limited to cash compensation and incentive and bonus opportunities, but excluding equity-based compensation), benefits (including but not limited to employee welfare benefit plans and vacation, paid time-off and severance) and similar plans as such compensation arrangements and plans were in effect immediately prior to the Merger I Effective Time; provided, however, that the Parent may amend, supplement or replace any such plan, policy or program if, in the good faith judgment of management of Parent, any such amendment, supplement or replacement will provide the Continuing Employees covered thereby with benefits under such plan, policy or program, as amended, supplemented or replaced, that are in the aggregate at least as valuable as the benefits to be received under such plan, policy or program, as applicable, as in effect immediately prior to any such amendment, supplement or replacement.
      (b) The service of each Continuing Employee with the Company or its Subsidiaries (or any predecessor employer) prior to the Merger I Effective Time shall be treated as service with Parent and its affiliates for purposes of each Parent Plan (including but not limited to employee welfare benefit plans and vacation, paid time-off and severance plans or policies) in which such Continuing Employee is eligible to participate after the Merger I Effective Time, including for purposes of eligibility, vesting and benefit levels and accruals (other than defined benefit pension plan accruals).
      (c) Following the Merger I Effective Time, for purposes of each Parent Plan in which any Continuing Employee or his or her eligible dependents is eligible to participate after the Merger I Effective Time, Parent shall, or shall cause its affiliates to, (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable Company Plan as of the Merger I Effective Time (or, if later, any applicable plan transition date) and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Merger I Effective Time for the plan year in which the Merger I Effective Time (or such transition date) occurs.

      (d) In the event that on or within 12 months following the Closing Date (i) the employment of a Continuing Employee who is employed by the Company or an affiliate of the Company in the United States (a “US Continuing Employee”) is terminated by the Surviving Corporation, Parent or an affiliate of either other than for Cause as defined under the Severance Policy (as defined below) or under other circumstances entitling the US Continuing Employee to severance benefits under the terms of the Severance Policy, or (ii) the Surviving Corporation, Parent or an affiliate of either fails to provide a US Continuing Company Employee with at least the same level of compensation and benefits as were in effect immediately prior to the Merger I Effective Time in accordance with the requirements of Section 5.12(a), Parent shall be responsible for and shall pay, or cause its affiliate to pay, to such US Continuing Employee, in a lump sum payment, the amount of severance benefits and COBRA reimbursement payments (the “Severance Benefits”) that is determined for such US Continuing Employee in accordance with the terms of the Veritas DGC, Inc. Severance Policy (the “Severance Policy” ), a copy of which is included in Section 5.12(d) of the Company Disclosure Letter, not later than thirty (30) days following the date of such US Continuing Employee’s termination of employment or, if such payment is required to be delayed by Section 409A, the date that is six months following such US Continuing Employee’s “separation from service” within the meaning of Section 409A of the Code. The obligation to provide the Severance Benefits shall be subject to the US Continuing Employee’s executing a release of all claims against the Company, the Surviving Corporation, Merger Sub I, Merger Sub II and their respective affiliates, in a form reasonably satisfactory to the Surviving Corporation. Severance benefits for Continuing Employees who are not US Continuing Employees shall be determined in accordance with applicable Law.
      (e) Nothing in this Agreement shall be construed as requiring Parent or any of its Affiliates to employ any Continuing Employee for any length of time following the Closing Date. Nothing in this Agreement, express or implied, shall be construed to prevent Parent or its affiliates from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Closing Date or (ii) terminating or modifying to any extent any Company Plan or any other employee benefit plan, program, agreement or arrangement that Parent or its affiliates may establish or maintain; provided, however, that to the extent that, and for so long as, a Continuing Employee remains employed by Parent or any of its affiliates during the twelve month period following the Closing Date, the compensation and benefits payable to such employee during such period shall be subject to the provisions of this Section 5.12.
      Section 5.13     Appointment of Directors. Parent shall take all necessary corporate action to increase the size of the Parent Board by up to five members and to appoint the Company Directors immediately following the Merger I Effective Time to fill the vacancies on the Parent Board created by such increase. Parent, through the Parent Board and subject to the Parent Board’s fiduciary duties to the shareholders of Parent, shall take all necessary action to recommend that the Company Directors be elected to the Parent Board in the circular of Parent relating to the first annual meeting of the shareholders of Parent following the Closing.
      Section 5.14     Rights Agreement. The Company Board shall take such action as is necessary to terminate the Company Rights Agreement and the Company Rights immediately prior to the Merger I Effective Time and to render the Company Rights inapplicable to the Mergers and the other transactions contemplated by this Agreement.
      Section 5.15     Certain Tax Matters.
      (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).
      (b) Parent and the Company shall each use its reasonable best efforts to cause the Mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Sections 6.2(d) and 6.3(d) and to obtain a ruling from the Internal Revenue Service under Treasury Regulation Section 1.367(a)-3(c)(9) to the effect that the Mergers will not be subject to Section 367(a)(1) of the Code (the “IRS Ruling”).

      (c) Parent and the Company shall jointly cooperate in connection with the Company’s request for the IRS Ruling and shall promptly provide all information in connection with the IRS Ruling request. The preparation of the IRS Ruling request, and any oral or written communication with the Internal Revenue Service, shall be conducted jointly by the Company and Parent.
      (d) Neither Parent nor the Company will take or fail to take (and, following the Mergers, Parent will cause the Company not to take or fail to take) any action which action (or failure to act) would reasonably be expected to (i) cause the Mergers to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or (ii) cause the stockholders of the Company to recognize gain pursuant to Section 367(a)(1) of the Code, other than any such stockholder that would be a “five-percent transferee shareholder” of Parent (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(b). With respect to the Mergers, Parent will (and following the Mergers will cause the Company to) file all required information with its Tax Returns and maintain all records required for Tax purposes, including, without limitation, the reporting requirements contained in Treasury Regulation Section 1.367(a)-3(c)(6).
      (e) Parent will make arrangements with each five-percent transferee shareholder, as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(ii), if any, to ensure that such shareholder will be informed of any disposition of any property that would require the recognition of gain under such Person’s gain recognition agreement entered into under Treasury Regulation Section 1.367(a).
      (f) Officers of Parent, Merger Sub I, Merger Sub II and the Company shall execute and deliver to Vinson & Elkins L.L.P., tax counsel for the Company, and Skadden Arps, tax counsel for Parent, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including contemporaneously with the execution of this Agreement, at the time the Form F-4 is declared effective by the SEC and the Merger I Effective Time, in connection with such tax counsel’s respective delivery of opinions pursuant to Sections 6.2(d) and 6.3(d) hereof. Each of Parent, Merger Sub I, Merger Sub II and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.15(f).
      (g) The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the First Merger that are required or permitted to be filed on or before the Merger I Effective Time. Each of Merger Sub I and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity (or for which its stockholders are primarily liable), which becomes payable in connection with the First Merger.
      Section 5.16     Supplemental Indenture. If the Company Convertible Debt is not converted prior to the Merger I Effective Time, Parent shall assume the Company Convertible Debt in accordance with its terms at the Merger I Effective Time by executing a supplemental indenture in accordance with the terms of the indenture, dated March 3, 2004, between the Company and U.S. Bank National Association, as trustee.
      Section 5.17     ESPP. Any “Offering Period” (as defined in the ESPP) that began on or prior to the date hereof under the ESPP may continue through the earlier of the date on which it is currently expected to expire in accordance with the terms of the ESPP in effect on the date hereof and the end of the last Business Day before the Merger I Effective Time; provided, (a) no person shall be allowed to elect to increase his or her payroll deductions or other contributions to purchase Company Common Stock for such Offering Period after the date hereof; and (b) the Company shall not commence any new Offering Periods under the ESPP on or after the date hereof. Prior to the Merger I Effective Time, the

Company shall take any and all actions necessary to cause the ESPP to be terminated effective as of the earlier of the last day of the Offering Period that is underway as of the date hereof or the last Business Day prior to the Merger I Effective Time.
      Section 5.18     Investigation by Parties; No Other Representations or Warranties.
      (a) Each of Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the other party hereto and their respective Subsidiaries and their businesses and operations, and each of Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, has requested such documents and information from the other party as each such party considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement. Each of Parent, Merger Sub I, Merger Sub II and the Company acknowledges and agrees that it has had an opportunity to ask all questions of and receive answers from the other parties hereto with respect to any matter such party considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement. In connection with such investigation, each of the parties hereto and their representatives have received certain other estimates, projections and other forecasts for the other parties hereto and certain estimates, plans and budget information. Each of the parties hereto acknowledges and agrees that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; that such parties are familiar with such uncertainties; that such parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their representatives; and that such parties will not (and will cause all of their respective Subsidiaries or other affiliates or any other Person acting on their behalf to not) assert any claim or cause of action against the other parties hereto or any of their direct or indirect partners, directors, officers, employees, agents, stockholders, affiliates, consultants, counsel, accountants, investment bankers or representatives with respect thereto, or hold any such Person liable with respect thereto.
      (b) Each of the parties hereto agree that, except for the representations and warranties expressly set forth in Articles III and IV of this Agreement, no party hereto has made and shall not be deemed to have made any representation or warranty of any kind. Without limiting the generality of the foregoing, each of Parent, Merger Sub I, Merger Sub II and the Company agrees that none of the other parties hereto, nor any of their respective affiliates or representatives, makes or has made any representation or warranty with respect to:

(i) any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of such other party or any of its Subsidiaries or the future business, operations or affairs of such other party or any of its Subsidiaries heretofore or hereafter delivered to or made available to the other parties hereto or their respective representatives or affiliates; or

(ii) any other information, statement or documents heretofore or hereafter delivered to or made available to the other parties hereto or their respective representatives or affiliates, except to the extent and as expressly covered by a representation and warranty contained in Article III or IV of this Agreement.
      Section 5.19     Section 16 Matters. Prior to the Closing Date, Parent and the Company, and their respective Boards of Directors, shall use their reasonable best efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.
      Section 5.20     Affiliates Letter. Prior to the date of the Company Special Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Company Special Meeting, “affiliates” of the Company within the meaning of Rule 145 under the Securities Act. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Company Special Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its commercially reasonable efforts to deliver or cause to be delivered to Parent, prior to the date of the Company Special Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A (the “Affiliates Letter”). Parent shall not be required to maintain the effectiveness of the Form F-4 or any other registration statement under the Securities Act for the purposes of resale of Parent Depositary Shares (or the Parent Ordinary Shares underlying such Parent Depositary Shares) by such affiliates received pursuant to the First Merger and Parent may direct the Exchange Agent not to issue certificates representing Parent Depositary Shares (or the Parent Ordinary Shares underlying such Parent Depositary Shares) received by any such affiliate until Parent has received from such Person an Affiliates Letter. Parent may issue certificates representing Parent Depositary Shares (or the Parent Ordinary Shares underlying such Parent Depositary Shares) received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 5.20.
      Section 5.21     Merger Subs.
      (a) As soon as reasonably practicable after the date hereof, Parent shall (i) cause to be formed and organized Merger Sub I and Merger Sub II as wholly owned subsidiaries of Parent incorporated under the laws of Delaware and (ii) cause each of Merger Sub I and Merger Sub II to become a party to this Agreement which shall be done by each of Merger Sub I and Merger Sub II executing and delivering a copy of this Agreement to each of the Company and Parent and (iii) cause each of Merger Sub I and Merger Sub II to take all necessary action to complete the transactions contemplated hereby subject to the terms and conditions hereof.
      (b) Merger Sub I and Merger Sub II are being formed solely for the purpose of effecting the transactions contemplated by this Agreement, and Merger Sub I and Merger Sub II shall not (and Parent shall not permit Merger Sub I and Merger Sub II to) conduct any business or acquire any assets (other than as contemplated by this Agreement) prior to the Merger II Effective Time.
ARTICLE VI
CONDITIONS
      Section 6.1     Conditions to Each Party’s Obligation To Effect the Mergers.
      The respective obligation of each party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):

(a) (i) This Agreement shall have been adopted by the Required Company Vote in accordance with the DGCL and (ii) the Parent Shareholder Approval shall have been obtained in accordance with applicable French Law;

(b) No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of either Merger or makes consummation of either Merger illegal;

(c) (i) The waiting period (and any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated and (ii) all required approvals by the European Commission applicable to the Mergers under applicable Competition Laws, including the EC Merger Regulation, shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired;

(d) Other than filing the Certificates of Merger in accordance with the DGCL and excluding those specified in foregoing paragraph (c), all authorizations, consents, waiting periods and approvals of all Governmental Entities in the Applicable Jurisdictions required to be obtained under applicable Law prior to consummation of the Mergers shall have been obtained or satisfied;

(e) The Form F-4 and Form F-6 shall have been declared effective, and no stop order suspending the effectiveness of the Form F-4 or Form F-6 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and the approval (visa) of the “note d’information” by the AMF relating to the Parent Ordinary Shares to be issued at the Merger I Effective Time as part of the transactions contemplated by this Agreement shall have been obtained; and

(f) The Parent Depositary Shares (and, if required, the underlying shares of Parent Ordinary Shares) issuable to the stockholders of the Company pursuant to the First Merger and to the holders of the Company Convertible Debt shall have been authorized for listing on the NYSE, subject to official notice of issuance, and the AMF and the Euronext Paris SA shall have approved the listing of the Parent Ordinary Shares to be issued at the Merger I Effective Time as part of the transactions contemplated by this Agreement.

      Section 6.2     Conditions to the Obligation of the Company to Effect the Mergers.
      The obligation of the Company to effect the Mergers is further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable Law):

(a) (i) The representations and warranties of each of Parent, Merger Sub I and Merger Sub II set forth in Sections 4.2(a) and (b) and 4.3 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) the representations and warranties of each of Parent, Merger Sub I and Merger Sub II set forth in this Agreement (other than the representations and warranties set forth in Sections 4.2(a) and (b) and 4.3) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;

(b) Each of Parent, Merger Sub I and Merger Sub II shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it on or prior to the Closing Date pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;

(c) There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to restrain, preclude, enjoin or prohibit the Mergers or any of the other transactions contemplated by this Agreement;

(d) The Company shall have received the opinion of Vinson & Elkins L.L.P., counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub I, Merger Sub II and the Company, all of which are consistent with the state of facts existing as of the Merger I Effective Time, to the effect that (i) the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) each transfer of Company Common Stock to Parent pursuant to the First Merger and in accordance with Treasury Regulation Section 1.367(a)-3(d) will not be subject to Section 367(a)(1) of the Code or the Company has received the IRS Ruling. In rendering the opinion described in this Section 6.2(d), Vinson & Elkins L.L.P. shall have received and may rely upon the certificates and representations referred to in Section 5.15(f) hereof and any rulings received by the parties from the IRS with respect to the Mergers (and any representations of the Company, Parent, Merger Sub I or Merger Sub II made in connection therewith). The opinion may further assume that all applicable reporting requirements have been satisfied and that any “five-percent transferee shareholder” with respect to Parent within the meaning of Treasure Regulation 1.367(a)-3(c)(5)(ii) will in a timely and effective manner file the agreement described in Treasure Regulation 1.367(a)-3(c)(1)(iii)(B); and

(e) Parent shall have deposited or caused to be deposited in the Exchange Fund cash and Parent Depositary Shares in an amount sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 1.6.
      Section 6.3     Conditions to Obligations of Parent, Merger Sub I and Merger Sub II to Effect the Mergers.
      The obligations of Parent, Merger Sub I and Merger Sub II to effect the Mergers are further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Parent, Merger Sub I and Merger Sub II in writing, in whole or in part, to the extent permitted by applicable Law):

(a) (i) The representations and warranties of the Company set forth in Sections 3.2(a) and (b) and 3.3 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); provided that for purposes of this clause (i), the representations and warranties of the Company set forth in Section 3.2(a) shall not be deemed untrue and incorrect due to the failure, if any, of the Company to disclose the existence as of the Cut-off Time of up to 3,000 shares in the aggregate of any combination of Company Common Stock and/or options or rights to acquire shares of Company Common Stock, and (ii) the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Sections 3.2(a) and (b) and 3.3) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;

(b) The Company shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing Date pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;

(c) There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to (i) prohibit or limit in any respect the ownership or operation by the Company, Parent,

Merger Sub I or Merger Sub II or any of their respective affiliates of any portion of the business or assets of the Company and its Subsidiaries or to require any such Person to dispose of or hold separate any portion of the business or assets of the Company and its Subsidiaries as a result of the Mergers or any of the other transactions contemplated by this Agreement, in any such case which would constitute a Burdensome Condition, or (ii) restrain, preclude, enjoin or prohibit the Mergers or any of the other transactions contemplated by this Agreement;

(d) Parent shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub I, Merger Sub II and the Company, all of which are consistent with the state of facts existing as of the Merger I Effective Time, to the effect that the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 6.3(d), Skadden Arps shall have received and may rely upon the certificates and representations referred to in Section 5.15(f) hereof;

(e) Each of the approvals described in Section 6.1(c) and (d) shall have been obtained without the imposition of any condition or restriction which constitutes a Burdensome Condition; and

(f) At or prior to the Merger I Effective Time, the Committee on Foreign Investment in the United States (“CFIUS”) shall have notified Parent in writing that it has determined not to investigate the transactions contemplated by this Agreement (including the Mergers) pursuant to the powers vested in it by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, which amended Section 721 of the Defense Production Act of 1950 (“Exon-Florio Amendment”) or, in the event that CFIUS has undertaken such an investigation, CFIUS has terminated such investigation or the President of the United States has determined not to take any action or, in the event that CFIUS or the President of the United States has requested Parent to modify the transactions contemplated by this Agreement (including the Mergers) or otherwise enter into any other commitment to protect the National Security of the United States, as determined by the Exon Florio Amendment, such modification or commitment would not reasonably be expected to constitute a Burdensome Condition.

ARTICLE VII
TERMINATION
      Section 7.1     Termination.
      Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Mergers may be abandoned at any time prior to the Merger I Effective Time (notwithstanding any adoption of this Agreement by the stockholders of the Company or any approval of the matters constituting the Parent Shareholder Approval by the shareholders of Parent):

(a) By the mutual consent of Parent and the Company in a written instrument;

(b) By either the Company or Parent upon written notice to the other, if:

(i) the Mergers shall not have been consummated on or before April 15, 2007 (the “Termination Date”); provided, however that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Mergers to have been consummated on or before such date;

(ii) any Governmental Entity having jurisdiction over any party hereto shall have issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting consummation of either Merger or making consummation of either Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable; provided, however, that the right to terminate pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of or resulted in such action or who is then in material breach of Section 5.5 with respect to such action;

(iii) the stockholders of the Company fail to adopt this Agreement by the Company Required Vote at the Company Special Meeting; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(iii) if it has (x) breached any of its obligations under Section 5.3 and an Acquisition Proposal with respect to the Company has been publicly proposed by any Person (other than Parent or any of its affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or an Acquisition Proposal with respect to the Company or such intention has otherwise become known to the Company’s stockholders generally (other than as a result of disclosure by Parent, any of its Subsidiaries or any of their respective Representatives) or (y) breached any of its obligations under Section 5.6(c); or

(iv) the Parent Shareholder Approval shall not have been obtained in accordance with applicable French Law at the Parent Shareholders’ Meeting; provided that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(iv) if it has (x) breached any of its obligations under Section 5.3 and an Acquisition Proposal with respect to Parent has been publicly proposed by any Person (other than the Company or any of its affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent or an Acquisition Proposal with respect to Parent or such intention has otherwise become known to Parent’s stockholders generally (other than as a result of disclosure by the Company, any of its Subsidiaries or any of their respective Representatives) or (y) breached any of its obligations under Section 5.6(d);

(c) by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (ii) is incapable of being cured by Parent or is not cured by Parent within 45 days following receipt of written notice from the Company of such breach or failure to perform;

(d) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and (ii) is incapable of being cured by the Company or is not cured by the Company within 45 days following receipt of written notice from Parent of such breach or failure to perform;

(e) By Parent, (i) if the Company, or the Company Board or any committee thereof, as the case may be, shall have entered into any agreement with respect to any Acquisition Proposal with respect to the Company other than the Mergers or an Acceptable Confidentiality Agreement as permitted by Section 5.3, or (ii) if a Company Adverse Recommendation Change shall have occurred or the Company Board or any committee thereof shall have resolved to make a Company Adverse Recommendation Change;

(f) By the Company, (i) if Parent, or the Parent Board or any committee thereof, as the case may be, shall have entered into any agreement with respect to any Acquisition Proposal with respect to Parent other than the Mergers or an Acceptable Confidentiality Agreement as permitted by Section 5.3, or (ii) if a Parent Change in Recommendation shall have occurred or the Board of Directors of Parent or any committee thereof shall have resolved to make a Parent Change in Recommendation; and

(g) by Parent, upon written notice to the Company, if Parent takes any action to defeat or otherwise seek to forestall an unsolicited hostile Acquisition Proposal with respect to Parent (other than any action permitted to be taken under Section 5.3), which action (x) is in breach or violation of any of Parent’s material obligations under this Agreement and (y) results in any of the conditions to the Mergers set forth in Section 6.1 not being satisfied; provided that (i) for purposes of this clause (g), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(i), except that all references to “15%” therein shall be deemed to be references to “40%,” (ii) Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if, prior to the time such unsolicited hostile Acquisition Proposal with respect to Parent was made, Parent was in breach of any of its obligations under Section 5.3, and (iii) simultaneously with its termination pursuant to this Section 7.1(g), Parent shall pay to the Company the Termination Fee provided under Section 8.1(g).

      Section 7.2     Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to this Section 7.2, Article VIII and Section 5.4(d), this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Parent, Merger Sub I, Merger Sub II or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreement; provided that nothing herein shall relieve any party from any liability (including, in the case of the Company, damages based on the value of the consideration that would have otherwise been payable to the stockholders of the Company) with respect to any willful breach of any obligation under this Agreement.
ARTICLE VIII
MISCELLANEOUS
      Section 8.1     Fees and Expenses.
      (a) Whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in Sections 2.1, 5.4, 5.6 and 5.8 and in this Article VIII.
      (b) If this Agreement is terminated by Parent pursuant to Section 7.1(e), then the Company shall pay to Parent a termination fee in the amount of U.S. $85.0 million (the “Termination Fee”).
      (c) If this Agreement is terminated by the Company pursuant to Section 7.1(f), then Parent shall pay to the Company the Termination Fee.
      (d) (i) if this Agreement is terminated by either party pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent an amount of U.S. $20.0 million as a reasonable estimate of Parent’s expenses, and (ii) if this Agreement is terminated by either party pursuant to Section 7.1(b)(iv), then Parent shall pay to the Company an amount of U.S. $20.0 million as a reasonable estimate of the Company’s expenses.
      (e) In the event that (i) (x) an Acquisition Proposal with respect to the Company has been publicly proposed by any Person (other than Parent, Merger Sub I or Merger Sub II, or any of their respective affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or an Acquisition Proposal with respect to the Company or such intention has otherwise become known to the Company’s stockholders generally (other than as a result of disclosure by the Parent, any of its Subsidiaries or any of their respective Representatives) and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or 7.1(b)(iii), and (ii) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to the Company, or an Acquisition Proposal with respect to the Company is consummated, the Company shall pay Parent the Termination Fee upon the first to occur of the events described in this clause (ii) (less the amount of any payment previously made by the Company pursuant to Section 8.1(d)(i)).
      (f) In the event that (i)(x) an Acquisition Proposal with respect to Parent has been publicly proposed by any Person (other than the Company or any of its affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent or an Acquisition Proposal with respect to Parent or such intention has otherwise become known to Parent’s stockholders generally (other than as a result of disclosure by the Company, any of its Subsidiaries or any of their respective Representatives) and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or 7.1(b)(iv), and (ii) within 12 months after the termination of this Agreement, Parent or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to Parent, or an Acquisition Proposal with respect to Parent is consummated, Parent shall pay the Company the Termination Fee upon the first to occur of the events described in this clause (ii) (less the amount of any payment previously made by Parent pursuant to Section 8.1(d)(ii)).
      (g) Notwithstanding anything in this Agreement to the contrary, in the event that (A) Parent takes any action to defeat or otherwise seek to forestall an unsolicited hostile Acquisition Proposal with respect to Parent (other than any action permitted to be taken under Section 5.3), which action (x) is in breach or violation of any of Parent’s material obligations under this Agreement and (y) results in any of the conditions to the Mergers set forth in Section 6.1 not being satisfied and thereafter the Company terminates the Agreement pursuant to Section 7.1(c) in respect of such action, or (B) Parent terminates the Agreement pursuant to Section 7.1(g), then, upon such termination by the Company or Parent, as the Company’s sole and exclusive remedy, Parent shall pay to the Company the Termination Fee as liquidated damages, and for the avoidance of doubt, no other fees, expenses or damages shall be payable by Parent in respect thereof; provided, however, that such Termination Fee is not intended and shall not be an admission or acknowledgement that such amount is equal to the damages sustained by the Company as a result of any intentional breach of this Agreement by Parent that is not described in this Section 8.1(g).
      (h) Any payment required pursuant to Section 8.1(b), (c), (d) or (g) shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to an account designated by the party entitled to such payment. Any payment of the Termination Fee pursuant to Section 8.1(e) or (f) shall be made prior to the first to occur of the execution of a definitive agreement providing for an Acquisition Proposal or the consummation of an Acquisition Proposal. Each party acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay or cause to be paid the amounts due from it pursuant to this Section 8.1, and, in order to obtain such payment, the other party commences a suit that results in a judgment for the amounts set forth in this Section 8.1, the defaulting party shall pay to the other party its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 from the date payment was due at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.
      (i) For purposes of Sections 8.1(e), 8.1(f) and 8.1(g), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(j), except that all references to “15%” therein shall be deemed to be references to “40%.”
      (j) This Section 8.1 shall survive any termination of this Agreement. In no event shall either party be entitled to receive under this Article VIII more than an aggregate amount equal to the Termination Fee.
      Section 8.2     Amendment; Waiver.
      (a) This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the First Merger, but after any such approval no amendment shall be made without the approval of the stockholders of the Company if such amendment alters or changes (i) the Merger Consideration, (ii) any term of the articles of association or by-laws of Parent or (iii) any terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
      (b) At any time prior to the Merger I Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive in whole or in part any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive in whole or in part compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.
      Section 8.3     Survival. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Merger I Effective Time shall survive until (but not beyond) the Merger I Effective Time. The covenants and agreements of the parties hereto (including the Surviving Corporation after the Mergers) shall survive the Merger I Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).
      Section 8.4     Notices.
      All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in Person, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):
      (a) if to the Company, to:

Veritas DGC Inc.
10300 Town Park Drive
Houston, Texas 77072
Telephone: 832-351-8300
Facsimile: 832-351-8701
Attention: Thierry Pilenko
      with a copy to (which copy shall not constitute notice):

Veritas DGC Inc.
10300 Town Park Drive
Houston, Texas 77072
Telephone: 832-351-8300
Facsimile: 832-351-8792
Attention: Larry Worden

      and

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2300
Houston, Texas 77002-6760
Telephone: 713-758-2222
Facsimile: 713-758-2346

Attention:	Jeffery B. Floyd

W. Matthew Strock
      and
      (b) if to Parent, Merger Sub I or Merger Sub II, to:

CGG
Tour Maine Montparnasse
33 avenue du Maine
75755 Paris cedex 15
France
Facsimile: 33 1 64 47 34 29
Attention: Thierry Le Roux
      with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Telephone: 212-735-3000
Facsimile: 212-735-2000

Attention:	Peter Allan Atkins

Frank Ed Bayouth II
      Section 8.5     Rules of Construction and Interpretation; Definitions.
      (a) When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word “affiliates” when used in this Agreement shall have the meaning ascribed to it in Rule 12b-2 under the Exchange Act. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 4, 2006. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
      (b) Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
      (c) The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, or that such items are material to the Company or Parent, as the case may be. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.
      (d) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
      (e) The following terms have the following definitions:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement on terms no less favorable to the Company or Parent, as the case may be, than the Confidentiality Agreement.

(ii) “Applicable Jurisdiction” means any jurisdiction (i) where either party or any of its Subsidiaries has any significant assets or conducts any significant business or (ii) where consummation of either of the Mergers without first obtaining or satisfying any authorization, consent, waiting period or approval of any Governmental Entity in such jurisdiction which is required to be obtained under applicable Law prior to consummation of such Merger would constitute a criminal offense;

(iii) “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Delaware or New York.

(iv) “Cleanup” means all actions required to: (i) clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

(v) “Code” means the Internal Revenue Code of 1986, as amended.

(vi) “Company Directors” means up to five individuals currently serving on the Company Board who shall be designated by Parent with the concurrence of the Company, such concurrence not to be unreasonably withheld, to become members of the Parent Board as of the Merger I Effective Time pursuant to Section 5.13.

(vii) “Competition Laws” means Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade and includes the HSR Act and the Competition Act (Canada).

(viii) “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(ix) “Employment and Withholding Taxes” means any federal, state, provincial, local, foreign or other employment, unemployment, insurance, social security, disability, workers’ compensation, payroll, health care or other similar Tax and all Taxes required to be withheld by or on behalf of each of the Company and any of its Subsidiaries in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.

(x) “Environmental Claim” means any claim, demand, suit, action, cause of action, proceeding, investigation or written notice to the Company or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Material at any location for which the Company or its Subsidiaries may bear responsibility or liability, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

(xi) “Environmental Laws” means all Laws, including common law, relating to pollution, Cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or to human or public health, including Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act and the Resource Conservation and Recovery Act.

(xii) “Financing” means debt financing in the amounts set forth in the Commitment Letter and on terms not less favorable to the borrower than those set forth in the Commitment Letter.

(xiii) “Foreign Plan” means, with respect to any Person, each benefit plan, arrangement or agreement that is a governmental or nongovernmental and/or industrial or non-industrial retirement, welfare or other benefit plan, program, agreement or arrangement respecting the operations of such Person outside of the United States for the benefit of any current or former employee, officer or director of such Person or any of its Subsidiaries.

(xiv) “Hazardous Material” means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, (iii) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise actionable or dangerous under any Environmental Laws, or (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous.

(xv) “knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 8.5(e) of the Company Disclosure Letter and, with respect to Parent, the actual knowledge of the individuals listed in Section 8.5(e) of the Parent Disclosure Letter.

(xvi) “Leased Real Property” means all interests in real property pursuant to the Leases.

(xvii) “Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which the Company or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.

(xviii) “Liens” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.

(xix) “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).

(xx) “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, a material adverse effect on (i) the business, results of operations or condition (financial or other) of such party and its Subsidiaries taken as a whole, except to the extent arising or resulting from or caused by, any of the following, which shall be excluded from consideration (A) any change in Laws of general applicability or interpretations thereof by courts or Governmental Entities, (B) changes attributable to or resulting from changes in general industry conditions or general economic conditions, except to the extent any such change affects such party to a greater extent than other companies that are similarly situated in such party’s industry generally, (C) changes and effects attributable to the announcement or pendency of this Agreement or the Mergers or the other transactions contemplated hereby, (D) the failure of such party to meet internal or analysts’ expectations or projections (it being understood, however, that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded pursuant to this paragraph), and (E) compliance by such party with the terms of this Agreement or the Mergers or the other transactions contemplated herein; provided that the exception contained in this subsection (E) shall not apply to Sections 3.4 or 4.4, or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

(xxi) “Owned Real Property” means the real property, and interests in real property, owned by the Company and its Subsidiaries.

(xxii) “Permitted Liens” “means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable, (iii) Liens existing pursuant to credit facilities of the Company and its Subsidiaries or the Parent and its Subsidiaries, as the case may be and in each case in effect as of the date of this Agreement and (iv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be and in each case taken as a whole as currently used, or otherwise individually or in the aggregate have or result in a Material Adverse Effect on the Company or Parent, as the case may be.

(xxiii) “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.

(xxiv) “Real Property” means the Owned Real Property and the Leased Real Property.

(xxv) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

(xxvi) “Return” means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(xxvii) “Significant Subsidiary” means (i) with respect to any Person (including the Company), any other Person that is a significant subsidiary as such term is defined in Rule 1-02(w) of Regulation S-X of the SEC and (ii) with respect to the Company, any Subsidiary that holds or has any rights with respect to any assets which are critical to the business of the Company and its Subsidiaries, taken as a whole.

(xxviii) “Subsidiary” means with respect to any Person, any other Person of which (i) such Person is directly or indirectly the controlling general partner or (ii) 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions are directly or indirectly owned by such Person.

(xxix) “Tax” means any federal, state, provincial, local, foreign or other tax, import, duty or other governmental charge or assessment or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and additions to tax.
      Section 8.6     Headings; Schedules. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.
      Section 8.7     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.
      Section 8.8     Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.
      Section 8.9     Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, void, unenforceable, overly broad or against public policy by any court of competent jurisdiction, the parties intend that such court modify such provision to the extent necessary so as to render it valid, effective, enforceable, reasonable and not overly broad and such term, provision, covenant or restriction shall be deemed modified to the extent necessary to provide the intended benefits to modify this Agreement so as to effect the original intent of the parties, as evidenced by this Agreement, as closely as possible in a mutually acceptable manner in order that the transactions as originally contemplated hereby are fulfilled to the fullest extent possible.
      Section 8.10     Governing Law. This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.
      Section 8.11     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that each of Parent, Merger Sub I and Merger Sub II may assign this Agreement to any of its Subsidiaries, or to any lender to each of Parent, Merger Sub I or Merger Sub II, or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect Parent’s, Merger Sub I’s or Merger Sub II’s obligations or liabilities under this Agreement.

      Section 8.12     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Sections 5.8, 5.10 and 8.11) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.
      Section 8.13     Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at Law or equity; provided, however, that the Company shall have no rights under this Section 8.13 with respect to any action taken by Parent in response to an unsolicited Acquisition Proposal with respect to Parent. The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this Section 8.13 is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.
      Section 8.14     Jurisdiction. Each of the parties hereto agrees that any claim, suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, under or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, suit, action or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such court), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such court in any such claim, suit, action or proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or proceeding. Each of the parties hereto further agree that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document in any such claim, suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.4 shall be deemed effective service of process on such party. The parties hereto hereby agree that a final, non-appealable judgment in any such claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions in the world by suit on the judgment or in any other manner provided by applicable Law.
      Section 8.15     Effectiveness. This Agreement shall become effective upon execution and delivery by each of Parent and the Company.
* * * * * *

      IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PARENT

By:	/s/ ROBERT BRUNCK

Name: Robert Brunck

Title:	Chairman and Chief Executive Officer

THE COMPANY

By:	/s/ THIERRY PILENKO

Name: Thierry Pilenko

Title:	Chairman and Chief Executive Officer

ANNEX B
Opinion of Goldman, Sachs & Co.
PERSONAL AND CONFIDENTIAL
September 4, 2006
Board of Directors
Veritas DGC Inc.
10300 Town Park
Houston, TX 77072
Gentlemen:
      You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Veritas DGC Inc. (the “Company”) of the Per Share Stock Consideration (as defined below) and the Per Share Cash Consideration (as defined below) to be received by such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of September 4, 2006 (the “Agreement”), by and among Compagnie Générale de Géophysique (“CGG”), Volnay Acquisition Co. I, a wholly owned subsidiary of CGG (“Merger Sub I”), Volnay Acquisition Co. II, a wholly owned subsidiary of CGG (“Merger Sub II”), and the Company. Pursuant to the Agreement, Merger Sub I will be merged with and into the Company (the “First Merger”) and each outstanding Share (other than Shares owned by CGG or the Company or any of their respective subsidiaries) will be converted, at the election of the holder thereof, into (i) that number of American Depository Shares (the “CGG ADSs”), each representing one fifth of an ordinary share, nominal value €2.00 per share, of CGG, equal to the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration (as defined in the Agreement), by the average of the per share closing sale prices of CGG ADSs on the New York Stock Exchange during the Valuation Period (as defined in the Agreement), as more fully set forth in the Agreement (the “Per Share Stock Consideration”) or (ii) an amount of U.S. dollars equal to the Per Share Consideration (the “Per Share Cash Consideration”), subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. Pursuant to the Agreement, immediately after the First Merger, the Company will be merged with and into Merger Sub II.
      Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also may provide investment banking services to the Company and CGG in the future. In connection with the above-described investment banking services we may receive compensation.

Board of Directors
Veritas DGC Inc.
September 4, 2006
Page Two
      Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, CGG and their respective affiliates, actively trade the debt and equity securities (or related derivative securities) of the Company and CGG for their own account and for the accounts of their customers and hold long and short positions of such securities.
      In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended July 31, 2005; annual reports to stockholders and annual reports on Form 20-F of CGG for the five years ended December 31, 2005; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain interim reports to stockholders of CGG; certain other communications from the Company and CGG to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management and certain internal financial analyses and forecasts for CGG prepared by its management, as reviewed and approved for use by Goldman, Sachs & Co. in connection with this opinion by the management of the Company (collectively, the “Forecasts”), including certain cost savings and operating synergies projected by the management of CGG to result from the Transaction, as reviewed and approved for use by Goldman, Sachs & Co. in connection with this opinion by the management of the Company (the “Synergies”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and with members of the senior managements of the Company and CGG regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of CGG. In addition, we have reviewed the reported price and trading activity for the Shares and the CGG ADSs, compared certain financial and stock market information for the Company and CGG with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oilfield services industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
      We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, prepared by the management of the Company and CGG, as the case may be, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and CGG, as the case may be. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or CGG or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or CGG or on the expected benefits of the Transaction in any way meaningful to our analysis.
      Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor are we expressing any opinion as to the prices at which CGG ADSs will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a

Board of Directors
Veritas DGC Inc.
September 4, 2006
Page Three
recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Stock Consideration and the Per Share Cash Consideration to be received by holders of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,
/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

ANNEX C
Opinion of Credit Suisse Securities (USA) LLC
[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]
September 4, 2006
Board of Directors
Compagnie Générale de Géophysique
Tour Maine Montparnasse
33 avenue du Maine
75755 Paris cedex 15
France
Members of the Board:
      You have asked us to advise you with respect to the fairness, from a financial point of view, to Compagnie Générale de Géophysique (“CGG”) of the Aggregate Consideration (as defined below) to be paid by CGG pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among CGG, Volnay Acquisition Co. I and Volnay Acquisition Co. II, each to be formed as a wholly owned subsidiary of CGG (respectively, “Merger Sub I” and “Merger Sub II”), and Veritas DGC Inc. (“Veritas”). The Merger Agreement provides for, among other things, the merger of Merger Sub I with and into Veritas (the “First Merger”) pursuant to which Veritas will be the surviving entity and all outstanding shares of the common stock, par value $0.01 per share, of Veritas (“Veritas Common Stock”) will be converted (subject to certain election and proration procedures and limitations set forth in the Merger Agreement, as to which we express no opinion) into the right to receive in the aggregate (a) a total number of American Depositary Shares of CGG (“CGG ADSs”), each representing one-fifth of an ordinary share, nominal value EUR2.00 per share, of CGG (“CGG Ordinary Shares”), equal to the product of 2.2501 multiplied by 50.664% of the total number of shares of Veritas Common Stock outstanding immediately prior to the effective time of the First Merger (such total number of CGG ADSs, the “Stock Consideration”) plus (b) a total cash amount equal to the product of $75.00 multiplied by 49.336% of the total number of shares of Veritas Common Stock outstanding immediately prior to the effective time of the First Merger (such total cash amount, the “Cash Consideration” and, together with the Stock Consideration, the “Aggregate Consideration”), subject to adjustment as set forth in the Merger Agreement. The Merger Agreement also provides that (i) immediately following the First Merger, Veritas will merge with and into Merger Sub II pursuant to which Merger Sub II will be the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”) and (ii) the Aggregate Consideration will be reduced by the amount of any cash distributions made by Veritas after the date of the Merger Agreement.
      In arriving at our opinion, we have reviewed a draft dated September 4, 2006 of the Merger Agreement and certain publicly available business and financial information relating to CGG and Veritas. We also have reviewed certain other information relating to CGG and Veritas, including financial forecasts and estimates relating to CGG and Veritas, provided to or discussed with us by CGG and Veritas, and have met with the managements of CGG and Veritas to discuss the business and prospects of CGG and Veritas, respectively. We also have considered certain financial and stock market data of CGG and Veritas, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of CGG and Veritas, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.
      In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all

Board of Directors
Compagnie Générale de Géophysique
September 4, 2006

material respects. As you are aware, the financial forecasts relating to Veritas which we were provided were prepared by the management of Veritas (and adjusted by the management of CGG) through calendar year 2007 and were prepared by the management of CGG for calendar years 2008 through 2011. With respect to the financial forecasts and estimates for CGG and Veritas that we have reviewed, we have been advised, and we have assumed, that such forecasts and estimates for CGG have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CGG as to the future financial performance of CGG and that such forecasts (including adjustments thereto) and estimates for Veritas have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of CGG and Veritas, as the case may be, as to the future financial performance of Veritas and the other matters covered thereby. With respect to the estimates provided to us by the management of CGG with respect to the cost savings and synergies anticipated to result from the Mergers, we have been advised by the management of CGG, and we have assumed, that such estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CGG as to such cost savings and synergies. We have assumed, with your consent, that the financial results (including potential cost savings and synergies) reflected in the forecasts and estimates that we have reviewed will be realized in the amounts and at the times indicated thereby in all respects material to our analyses. We also have assumed, with your consent, that the total number of shares of Veritas Common Stock outstanding immediately prior to the effective time of the First Merger will not vary materially from the estimate thereof provided by Veritas to CGG.
      We have assumed, with your consent, that the Mergers will each qualify for federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Mergers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on CGG, Veritas or the contemplated benefits of the Mergers, that the Mergers will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof and that Veritas will not effect any other material disposition or acquisition transactions. Representatives of CGG have advised us, and we further have assumed, that the Merger Agreement, when executed, will conform to the draft reviewed by us in all respects material to our analyses. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of CGG or Veritas, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to CGG of the Aggregate Consideration and does not address any other aspect or implication of the Mergers or any other agreement, arrangement or understanding entered into in connection with the Mergers or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion also is based on certain assumptions as to industry cycles for oil and gas service businesses, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses. We are not expressing any opinion as to what the value of CGG ADSs or the underlying CGG Ordinary Shares represented thereby actually will be when issued to the holders of Veritas Common Stock pursuant to the First Merger or the prices at which CGG ADSs or CGG Ordinary Shares will trade at any time. Our opinion does not address the relative merits of the Mergers as compared to alternative transactions or strategies that might be available to CGG, nor does it address the underlying business decision of CGG to proceed with the Mergers.
      We have acted as financial advisor to CGG in connection with the Mergers and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Mergers. We will also receive a fee for rendering this opinion. In addition, CGG has agreed to indemnify us for certain

Board of Directors
Compagnie Générale de Géophysique
September 4, 2006

liabilities and other items arising out of our engagement. From time to time, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to CGG unrelated to the proposed Mergers, for which we and our affiliates have received, and would expect to receive, compensation. In addition, we and certain of our affiliates will be participating in the financing for the Mergers, for which we and such affiliates will receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of CGG and Veritas, as well as provide investment banking and other financial services to such companies.
      It is understood that this letter is for the information of the Board of Directors of CGG in connection with its evaluation of the Mergers and does not constitute a recommendation to any security holder as to how such security holder should vote or act on any matter relating to the Mergers.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by CGG in the Mergers is fair to CGG from a financial point of view.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

ANNEX D
Opinion of Rothschild, Inc.
September 4, 2006
CONFIDENTIAL
Board of Directors
Compagnie Générale de Géophysique
1, rue Léon Migaux
91341 Massy Cedex
France
Members of the Board of Directors:
      You have requested our opinion as to the fairness from a financial point of view, to Compagnie Générale de Géophysique (“CGG”), of the amount of the total consideration to be delivered by CGG in respect of all outstanding Common Stock, par value $.01 per share (the “Company Common Stock”), of Veritas DGC Inc. (“Veritas” or the “Company”) (the “Transaction”), pursuant to the Agreement and Plan of Merger, dated as of September 4, 2006 (the “Merger Agreement”), among Veritas, CGG, and Volnay Acquisition Co. I and Volnay Acquisition Co. II, each a wholly owned subsidiary of CGG. The Merger Agreement provides, among other things, for the merger of Volnay Acquisition Co. I with and into the Company and the conversion of Company Common Stock into the right to receive the consideration provided for therein. The Transaction is being effected pursuant to the terms and subject to the conditions set forth in the Merger Agreement. For purposes of this letter and the opinion set forth herein, we have assumed that total consideration equating to $74.93 per share will be delivered by CGG in respect of the Company Common Stock pursuant to the Transaction (the “Consideration”). Except as defined herein, all capitalized terms used herein that have not been defined have the respective meanings ascribed to such terms in the Merger Agreement.
      In arriving at our opinion, we have, among other things, (i) reviewed the financial terms and conditions of the draft of the Merger Agreement dated September 3, 2006; (ii) reviewed certain publicly available business and financial information relating to CGG and Veritas that we deemed to be relevant; (iii) reviewed certain unaudited financial statements relating to each of CGG and Veritas and certain other financial and operating data, including financial forecasts, concerning their respective businesses provided to or discussed with us by management; (iv) held discussions with management of each of CGG and Veritas regarding the past and current operations and financial condition and prospects of the respective companies; (v) reviewed the reported price and trading activity for the Company Common Stock; (vi) compared certain financial performance information for each of CGG and Veritas with similar information for certain publicly traded companies that we deemed to be relevant; (vii) reviewed, to the extent publicly available, the financial terms of certain transactions that we deemed to be relevant; and (viii) considered such other factors and information as we deemed appropriate.
      In the course of our analysis and in rendering our opinion, we have relied upon the accuracy and completeness of the foregoing information and have not assumed any obligation to independently verify any information utilized or considered by us in formulating our opinion, and we have relied on such information being accurate and complete in all material respects. We have not made any review of or

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sought or obtained advice of legal counsel regarding legal matters relating to CGG and Veritas, and we understand that you have relied and will rely only on the advice of your legal counsel as to such matters. We have assumed that the financial information for CGG and Veritas that has been provided to us is accurate and complete in all material respects. With respect to the financial forecasts for CGG and Veritas provided to or otherwise discussed with us (including the expected cost savings and other potential synergies projected to result from the Transaction and the amount, timing and achievability thereof), we have been advised, and have assumed, that such forecasts and information (including as to such expected cost savings and other potential synergies) have been reasonably prepared on bases reflecting the best available estimates and judgments of management as to the future financial performance of the respective companies and the other matters covered thereby. We have also assumed that such expected cost savings and other potential synergies projected by CGG management to result from the Transaction will be realized as so projected. We express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of CGG or Veritas since the respective dates of the most recent financial statements and other financial and business information relating to the respective companies made available to us. We have assumed that, in all respects material to our analysis, the representations and warranties contained in the Merger Agreement are true and correct, each of the parties to the Merger Agreement will perform all of the covenants and agreements to be performed by it under the Merger Agreement and the Transaction will be consummated in accordance with the terms and conditions described in the Merger Agreement without any waiver or modification thereof. We have assumed that the material governmental regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained without any effect adverse to any party to the Merger Agreement on the expected benefits of the Transaction in any way meaningful to our analysis. We have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of CGG or Veritas, nor have we been furnished with the results of any such evaluation, appraisal or inspection. We have assumed that the final Merger Agreement will be the same as the September 3, 2006 draft of the Merger Agreement reviewed by us.
      Our opinion is based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.
      We are serving as financial advisor to you in connection with the Transaction and are entitled to certain fees upon delivery of this opinion, as well as certain additional fees for our services, substantially all of which additional fees are contingent upon consummation of the Transaction. In the past, we or our affiliates have performed certain investment banking services for CGG and have received customary fees for such services. In the ordinary course of business, we and our affiliates may trade the securities of CGG and/or Veritas for our own and/or their own accounts or for the accounts of customers and may at any time hold a long or short position in such securities.
      This opinion is for the information of the Board of Directors of CGG in connection with its evaluation of the Transaction, and does not constitute a recommendation to the Board of Directors to approve the proposed Transaction or a recommendation to any shareholder as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion is limited to the fairness from a financial point of view, to CGG, of the amount of the Consideration to be delivered by CGG pursuant to the Transaction, and we express no opinion as to the merits of the underlying decision by CGG to engage in the Transaction or as to any aspect of the Transaction other than the amount of the Consideration. We are also not expressing any opinion as to the prices at which CGG Ordinary Shares or American Depositary Shares may trade at any time.

      This opinion may not be disclosed, quoted or referred to (in whole or in part), in any manner, or used for any purpose except as expressly set forth above, without our prior written approval; provided, however, that to the extent required by applicable law this opinion may be reproduced in its entirety in any disclosure document or proxy statement that CGG must file with the U.S. Securities and Exchange Commission or French securities regulatory authorities.
      Based upon the foregoing and other factors we deem relevant and in reliance thereon, it is our opinion that, as of the date hereof, the amount of the Consideration to be delivered by CGG pursuant to the Transaction is fair to CGG from a financial point of view.

Very truly yours,

ROTHSCHILD INC.

ANNEX E
Independent Expertise Report Regarding the Proposed Acquisition of
Veritas DGC Inc. by Compagnie Générale de Géophysique
November 9, 2006
To the board of directors of Compagnie Générale de Géophysique
      In the context of the proposed acquisition of Veritas DGC Inc. (“Veritas”) by Compagnie Générale de Géophysique (“CGG”), whereby each outstanding share of Veritas common stock will be converted into the right to receive a number of CGG American Depositary Shares (ADSs) and/or an amount of cash (the “Merger”), Lehman Brothers Europe Limited (“Lehman Brothers,” “we” or “us”) has been retained as an expert indépendant (independent expert) within the meaning of the General Regulations (Réglement général) of the French Autorité des marchés financiers (the “AMF”) by the CGG board of directors to assess the fairness to CGG, from a financial point of view, of the consideration to be paid by CGG in the Merger, in accordance with the provisions of Article 261-3 of the General Regulations (Réglement général) of the AMF. We do not admit to being an independent expert under any rules or regulations applying to the Merger, the note d’opération (French prospectus) or the Registration Statement (as defined herein) (other than the applicable rules of the AMF) or subject to rules applicable to experts in other contexts.
      Lehman Brothers was engaged by the CGG board of directors at the request of the AMF, after the CGG board of directors and the Veritas board of directors had approved the agreement and plan of merger, and such agreement was executed by both companies as of September 4, 2006 (the “Merger Agreement”).
      Pursuant to the Merger Agreement, the value of the Merger consideration (the “Consideration”) to be paid for each share of Veritas common stock will be equal to $37.00 paid in cash plus approximately 1.14 CGG ADS. Based on CGG ADS price on the New York Stock Exchange (the “NYSE”) as of November 8, 2006 of $36.34, the Consideration was equal to $78.43.
Preliminary Notice
      We have performed our review and analyses in accordance with Article 262-1 of the General Regulations of the AMF and its Instruction n° 2006-08 dated July 25, 2006 on independent expertise (completed by recommendations of the AMF dated September 28, 2006). Our due diligence is described in Section 7 below.
      Lehman Brothers’ services in relation to the expert report described herein were provided for the information of the CGG board of directors in connection with the Merger. This report may not be used, disclosed publicly (other than in the note d’opération to be prepared and published by CGG in connection with the Merger and in the proxy statement/ prospectus contained in an Amendment to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission on October 16, 2006 in connection with the Merger), quoted or referred to, made available or relied upon by any third party without our prior written consent. Lehman Brothers’ report is not intended to be and does not constitute a recommendation to any stockholder of CGG or Veritas as to how such stockholder should vote in connection with the Merger. Lehman Brothers was not requested to opine as to, and this report does not address, CGG’s or Veritas’ underlying business decision to proceed with or effect the Merger. Lehman Brothers is not qualified to express any view on any strategic, technological, legal, accounting or tax matters, for which CGG must rely on its other advisers.

      In arriving at its conclusions in Sections 8.1.3, 8.2.3 and 10 hereunder, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of CGG that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, CGG has represented to Lehman Brothers that it has provided Lehman Brothers with all information that is or could be relevant for the purposes of the conduct of its engagement as an independent expert in relation to the Merger. With respect to financial projections prepared by CGG management (in relation to both CGG and Veritas), upon advice of CGG, Lehman Brothers assumed that these financial projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CGG, as to the future financial performance of CGG and Veritas and that CGG and Veritas will perform substantially in accordance with these financial projections. Upon the advice of CGG, Lehman Brothers also assumed that the estimated cost savings and operating and revenue synergies will be realized substantially in accordance with CGG’s expectations.
      In arriving at its conclusions in Sections 8.1.3, 8.2.3 and 10 hereunder, Lehman Brothers did not conduct a physical inspection of the properties and facilities of CGG and Veritas and did not make or obtain any evaluations or appraisals of the assets or liabilities of CGG and Veritas. Lehman Brothers’ conclusions were necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, November 9, 2006. Changes subsequent to the date hereof may affect our conclusions and we do not assume any obligation to update, review, revise or reaffirm them. Lehman Brothers has assumed that the Merger will be carried out pursuant to the terms and conditions set forth in the Merger Agreement and that all authorizations necessary to carry out the Merger will be obtained.
      Lehman Brothers has expressed no opinion as to the prices at which shares of CGG common stock or ADSs, or Veritas common stock will trade at any time following the announcement or the consummation of the Merger or in the event that the Merger is not completed. As a result, other factors after the date hereof may affect the value of the businesses of CGG and Veritas, including but not limited to: (i) changes in prevailing interest rates and other factors which generally influence the price of securities, (ii) adverse changes in the capital markets, (iii) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of CGG or Veritas, (iv) any necessary actions by or restrictions of state or any governmental agencies or regulatory authorities, and (v) the timely execution of all necessary agreements to complete the Merger on terms and conditions that are acceptable to all parties having an interest therein. No opinion is expressed as to whether any alternative transaction might be more beneficial to CGG. Although Lehman Brothers has evaluated the fairness, from a financial point of view, to CGG of the Consideration to be paid by CGG in the Merger, Lehman Brothers was not requested to, and did not, recommend the Consideration to be paid in the Merger, which was determined through negotiations between CGG and Veritas.
      For purposes of rendering its conclusions in Sections 8.1.3, 8.2.3 and 10 hereunder, Lehman Brothers performed certain financial, comparative and other analyses. Lehman Brothers did not ascribe a specific range of value to Veritas, but rather made its determination as to the fairness, from a financial point of view, to CGG of the Consideration to be paid by CGG on the basis of financial, comparative and other analyses. The preparation of this report involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Interested persons are recommended to read the Lehman Brothers report in its entirety. In arriving at its conclusions, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its work. In particular, certain financial analyses presented herein include information presented in tabular format. In order to fully understand the analyses used by Lehman Brothers, the tables must be read together with the text of each section. The tables alone do not constitute a complete description of such analyses.
      In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CGG and Veritas. Any estimates contained in Lehman Brothers’ analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold or to reflect the prices at which CGG common stock or ADSs might trade following the consummation of the Merger.

1.	Transaction Overview

1.1. Companies Involved in the Merger

1.1.1. Compagnie Générale de Géophysique
      CGG is a leading manufacturer of geophysical equipment and an international provider of geophysical services. Founded in France in 1931, it sells its geophysical equipment primarily to other geophysical service companies and provides geophysical services principally to oil and gas companies that use seismic imaging to help explore for, develop and manage oil and gas reserves by (i) identifying new areas where subsurface conditions are favorable for the accumulation of oil and gas; (ii) determining the size and structure of previously identified oil and gas fields and (iii) optimizing development and production of oil and gas reserves (reservoir management).
      CGG ADSs are traded on the NYSE under the trading symbol “GGY”. Each CGG ADS represents one-fifth of one CGG ordinary share. CGG ordinary shares are traded on Eurolist by Euronext Paris under the trading symbol “GLE”.
      CGG’s principal executive offices are located at Tour Maine-Montparnasse, 33, avenue du Maine, BP 191, 75755 Paris, Cedex 15, France.

1.1.2. Veritas DGC Inc.
      Veritas is a leading provider of integrated geophysical information services to the petroleum industry worldwide. Its customers include major national and independent oil and gas companies that utilize geophysical technologies to: (i) identify new areas where subsurface conditions are favorable for the production of hydrocarbons, (ii) determine the size and structure of previously identified oil and gas fields, and (iii) optimize development and production of hydrocarbon reserves. Veritas and its predecessors have been in operation for more than 36 years.
      Veritas common stock is traded on the NYSE under the symbol “VTS”.
      Veritas’ principal executive offices are located at 10300 Town Park Drive, Houston, Texas 77072, USA.

1.2. The Merger
      Volnay Acquisition Co. I and Volnay Acquisition Co. II, are each wholly-owned subsidiaries of CGG organized under the laws of the State of Delaware. Volnay Acquisition Co. I and Volnay Acquisition Co. II were formed on September 5, 2006 solely for the purpose of effecting the Merger.
      On September 4, 2006, CGG and Veritas agreed to combine their businesses pursuant to the Merger Agreement. Under the terms of the Merger Agreement, Volnay Acquisition Co. I will merge with and into Veritas, with Veritas surviving this merger as a wholly-owned subsidiary of CGG, immediately followed by Veritas merging with and into Volnay Acquisition Co. II, with Volnay Acquisition Co. II surviving this merger and continuing its corporate existence as a wholly-owned subsidiary of CGG. The combined company will be renamed “CGG-Veritas” immediately after the effective time of the Merger.
      The Merger Agreement provides that at the effective time of the Merger, each outstanding share of Veritas common stock will be converted into the right to receive either a number of CGG ADSs or an amount of cash, subject to election and proration procedures. The actual amount of cash and/or number of CGG ADSs that a Veritas shareholder is entitled to receive for each share of Veritas common stock cannot be determined until the effective time of the Merger. Those amounts will be determined based on the formula set forth in the Merger Agreement. The formula is designed to substantially equalize the value of the consideration to be received for each share of Veritas common stock, at the time the calculation is made, regardless of whether each shareholder of Veritas elects to receive cash, CGG ADSs or a combination of cash and CGG ADSs, or makes no election. CGG and Veritas deemed this equalization mechanism to be desirable because the value of the CGG ADSs will fluctuate between September 4, 2006 (the date the Merger Agreement was entered into) and the effective time of the Merger. Pursuant to the terms of the Merger Agreement, the value of the Consideration to be received with respect to each share of Veritas common stock will be equal to $37.00 paid in cash plus approximately 1.14 CGG ADS. Based on the CGG ADS price on the NYSE as of November 8, 2006 of $36.34, the Consideration was equal to $78.43.

2.	Overview of Lehman Brothers
      Lehman Brothers Europe Limited is an indirect 100%-owned European subsidiary of Lehman Brothers Holdings Inc. Founded in 1850, Lehman Brothers Holdings Inc. maintains leadership positions in equity and fixed income sales, trading and research, investment banking, private investment management, asset management and private equity. The firm is headquartered in New York, with regional headquarters in London and Tokyo, and operates in a network of offices around the world. For the fiscal year ended November 30, 2005, Lehman Brothers Holdings Inc. had total revenues of $14.6 billion.
      Lehman Brothers Holdings Inc. has approximately 23,000 employees in 47 offices located in 20 countries.
      Lehman Brothers Holdings Inc. has been present in France since 1957, where it has established a leading franchise.
      The CGG board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with the oil services industry, and because its investment banking professionals have substantial experience in transactions comparable to the Merger.
      Additional information is available on the Lehman Brothers website at www.lehman.com.

3.	Independent Expertise Assignments Carried Out by Lehman Brothers as per Title VI of Book II of the AMF General Regulations Over the Past 12 months
      None.

4.	Statement of Independence
      This statement is made pursuant to Article 261-4 of the General Regulations of the AMF in connection with the provision of our expert report as to the fairness to CGG, from a financial point of view, of the Consideration to be paid by CGG under the Merger in the capacity of an independent expert pursuant to Article 261-3 of the General Regulations of the AMF.

      Lehman Brothers has not acted as a financial advisor to CGG in connection with the Merger and will receive a fee from CGG (as detailed in Section 6 herein) for the provision of this expert report irrespective of whether or not the Merger is effected. In addition, CGG has agreed to indemnify us for certain liabilities that may arise out of our engagement by CGG and the rendering of such report.
      In the ordinary course of our business, we and our affiliates may actively trade in the debt and equity securities of CGG and Veritas, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      An affiliate of Lehman Brothers holding convertible bonds issued by CGG participated in the negotiation of a recent debt restructuring by CGG, in its capacity as convertible bondholder. In addition, in the last two years, an affiliate of Lehman Brothers acted as sole bookrunner in a sale by a CGG investor of its CGG shares.
      In this context, Lehman Brothers considers that it is independent vis-à-vis CGG and Veritas within the meaning of Article 261-4 II of the General Regulations of the AMF.

5.	Membership to an Association of Independent Experts Recognized by the AMF
      Lehman Brothers is not a member of any professional association of independent experts recognized by the AMF, according to Article 263-1 of its General Regulations. However, Lehman Brothers applies a strict internal regulation aimed at protecting its independence, avoiding conflict of interest situations and controlling, for each assignment, the quality of the work carried out and of the reports issued. In this particular case, these procedures include the review by a Fairness Opinion Committee, composed of senior members of Lehman Brother’s management in New York and London as well as internal counsel, of the work carried out in preparing this report.

6.	Fee
      Lehman Brothers’ fee for the completion of its assignment amounts to €300,000 plus taxes and reasonable out-of-pocket expenses.

7.	Overview of Diligences

7.1. Scope of Work

•	Review of the assignment

•	Identification of risks associated with the assignment

•	Collection of financial data and other relevant information

•	Meeting with CGG management and their financial advisors, Credit Suisse and Rothschild

•	Review of research reports on the companies, their trading comparables and the industry

•	Legal review (the Merger Agreement and attached disclosure letters, the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission on October 16, 2006 (the “Registration Statement”), and the draft note d’opération)

•	Share price analysis

•	Review of precedent transactions involving the share capital of the companies

•	Comparable company analysis

•	Precedent transaction analysis

•	Discounted cash flow analysis (business plan, free cash flows, discount rate, sensitivities)

•	Drafting of the valuation report

•	Review of working documents and expert report by Lehman Brothers’ Fairness Opinion Committee

•	Presentation of our conclusions to the CGG board of directors

7.2. Timing

•	Kick-off meeting: October 10, 2006

•	Review of CGG and Veritas business plans: October 20, 2006

•	Meeting with Credit Suisse, financial advisor to CGG, to perform a critical analysis of their valuation: October 27, 2006

•	Meeting with Rothschild, financial advisor to CGG, to perform a critical analysis of their valuation: October 31, 2006

•	Presentation to Lehman Brothers’ Fairness Opinion Committee: November 7, 2006

•	Presentation of our conclusions to the CGG board of directors: November 9, 2006

7.3. List of Interviewees

•	Thierry Le Roux, Group President and Chief Financial Officer

•	Stéphane-Paul Frydman, Controller, Treasurer and deputy Chief Financial Officer

•	Béatrice Place-Faget, Vice President, Corporate Legal Affairs

•	Representatives from Credit Suisse and Rothschild, financial advisors to CGG

7.4. Sources of Information
      Material information received from CGG and its financial advisors:

•	CGG 2006E-2011E business plan prepared by CGG management

•	Veritas 2006E-2011E business plan prepared by CGG management

•	Certain historical accounting and legal information on Veritas received by CGG during its due diligence

•	Legal documentation (the Merger Agreement and attached disclosure letters, the Registration Statement, and the draft note d’opération)

      Public information:

•	Historical financial information on CGG and Veritas available on the websites of the AMF and SEC as of November 8, 2006

•	Research reports and information on precedent transactions available on the websites of Thomson One Banker, Factiva, Mergermarket and the websites of the relevant companies as of November 8, 2006

•	Market data for the calculation of the discount rate (including beta, risk-free rate, risk premium): Barra for historical betas, Bloomberg for risk-free rate and Lehman Brothers Equity Strategy for the risk premium

7.5. Lehman Brothers’ Team
      The Lehman Brothers team was led by Jérôme Calvet, Managing Director, and Guillaume d’Hauteville, Managing Director, assisted by:

•	Two senior bankers with a banking experience of between eight and twelve years, combining both valuation expertise and oil and gas services industry knowledge

•	Four junior bankers with a banking experience of between one and seven years

      An independent review has been performed by Lehman Brothers’ Fairness Opinion Committee.

8.	Valuation of CGG and Veritas
      Pursuant to Article 2 of the AMF Instruction n°2006-08 dated July 25, 2006 on independent expertise, we have performed valuation analyses of both Veritas and CGG, as part of the Consideration will be in the form of CGG ADSs.
      Both CGG and Veritas have been valued on the basis of a multi-criteria analysis in order to assess their standalone and intrinsic value.

8.1. Valuation of CGG

8.1.1. Rejected Valuation Methods

8.1.1.1. Book Value of Shareholders’ Equity
      We believe this method is not relevant because the book value of shareholders’ equity is a pure accounting metric, and therefore not an accurate indicator of the value of a company with sizeable intangible assets which are difficult to value. For indicative purposes, the book value of shareholders’ equity was €802.6 million as of June 30, 2006, or €45.9 per ordinary share, equivalent to approximately $11.8 per ADS.

8.1.1.2. Net Asset Value
      We believe this method is not relevant because, although mostly applicable to specific sectors (such as financial institutions and real estate companies) and groups which should be analyzed asset by asset and not at a consolidated level (holding companies), it does not take into consideration the future operating and financial performance of a company as a going concern.

8.1.1.3. Target Prices of Research Analysts
      We believe this method is not relevant because target prices represent a mid-to-long term objective (in general between six months and one year) and do not reflect the fair value assessed by research analysts at the date when their reports are released. For indicative purposes, the average of target prices set by a benchmark of eight research analysts who have published on CGG since September 1, 2006 is €169 per ordinary share, or approximately $43 per ADS.

8.1.1.4. Dividend Discount Model
      The dividend discount model determines the equity value by calculating the present value of future dividends assuming a discount rate equal to the rate of return required by shareholders. We believe this method is not applicable to CGG because CGG has not paid any dividend over the past three years.

8.1.1.5. Precedent Transactions Involving the Share Capital of the Company
      This method values a company by reference to recent significant transactions involving its share capital.
      On March 15, 2005, Beacon Group, at that time the largest shareholder of CGG, sold all the shares it held in CGG for a total amount of €112 million, or €63 per share. This transaction took place in a business, market and industrial environment largely different from the current environment (see Section 8.1.2.1). As a consequence, we believe it does not represent a relevant benchmark for our analysis.

8.1.1.6. Precedent Transaction Analysis
      This method consists of analyzing multiples paid during precedent comparable transactions in a similar industry. We believe this method is not relevant to value an acquirer (i.e., CGG in the context of the Merger), because these implied multiples include a control premium.

8.1.2. Selected Valuation Methods

8.1.2.1. Share Price
      CGG ordinary shares have been traded on Eurolist by Euronext Paris since 1981. CGG ADSs have been traded on the NYSE since 1997. Each CGG ADS represents one-fifth of one CGG ordinary share. CGG’s free float represents more than 90% of the share capital of CGG and has been traded more than 2.5 times over the past 12 months: the liquidity of the stock is strong; hence, the share price is a relevant valuation metric.

      We have reviewed the trading performance of CGG’s ordinary shares and ADSs over the past five years. As indicated below, both securities are currently trading close to their historical highs over the period.
5-year trading performance of CGG’s ordinary shares and ADSs
Source: FactSet.

	Weighted	Premium/		Premium/
	Average	Discount	Weighted	Discount
	Price of	Implied by	Average	Implied by
	CGG Ordinary	Last Closing	Price of	Last Closing
	Shares(1)	Price (%)(2)	CGG ADSs(1)	Price (%)(2)

Last closing price as of November 8, 2006	€143.10	—	$36.34	—

1-month average	€129.38	10.6%	$31.72	14.6%

3-month average	€125.10	14.4%	$31.29	16.1%

6-month average	€128.33	11.5%	$32.32	12.5%

12-month average	€116.27	23.1%	$28.28	28.5%

52-week high	€158.20	(9.5)%	$40.50	(10.3)%

52-week low	€65.43	118.7%	$16.70	117.6%

6-month high	€158.20	(9.5)%	$40.50	(10.3)%

6-month low	€111.90	27.9%	$28.65	26.8%

(1)	Based on CGG ordinary shares price on Euronext of €143.10 and CGG ADSs price on the NYSE of $36.34 as of November 8, 2006

(2)	Averages weighted by volumes traded.

Source: FactSet.

8.1.2.2. Comparable Company Analysis
      This method consists of valuing a company by applying trading multiples of selected comparable listed companies to relevant financial data.

Selection of Comparable Companies
      The relevance of this method depends on the existence of a benchmark of comparable companies in terms of business (products and services, clients, geographic coverage), size (revenue or market capitalization), growth expectations, profitability, capital intensity and financing structure.
      The geophysical services and seismic surveys market gathers all the companies focused in geophysical data collection, processing and interpretation, in 2D, 3D and 4D (time being the fourth parameter). Geophysical data (seismic or other) are then used for the preparation of computer-aided subsurface transversal cross sections and maps. After having been analyzed and interpreted by geophysicists, these graphic representations are used to determine if the subsurface is likely to conceal new oil and gas deposits, to assess the presence of hydrocarbon deposits that can be exploited and to control and optimize production.
      The seismic surveys market includes two main activities:

•	Geophysical service supply, which includes seismic data collection and processing, mainly in land and marine areas. Seismic companies can provide seismic data to their clients (mainly oil and gas companies) according to two work modes, and so two commercial approaches:

•	The first approach consists of working exclusively for a single client (exclusive contract).

•	The second approach is to operate on a “non-exclusive” basis, also known as “multi-client”. In this case, the provider of geophysical services (the contractor) offers multi-client surveys which allow adjacent holders of exploration licenses to jointly participate in a survey encompassing a larger area, thus decreasing the survey cost per client. These surveys remain the property of the contractor who usually tries to anticipate the future needs of oil and gas companies in order to sell the data collected to the maximum possible number of clients. In this case, the contractor offers a user’s license for the data.

•	Seismic equipment manufacturing and selling, particularly geophysical equipment used to acquire land and marine seismic data (i.e., land and marine reservoir recording devices).
      The geophysical services and seismic surveys market, though global, is medium-sized (about $8 billion), and includes only a few players. CGG is the only company to focus exclusively on this market and to provide both services and products. Its main competitors are companies listed on the NYSE, where CGG shares are also traded, as indicated previously, in ADS form:

•	Petroleum Geo-Services (Norway) (“PGS”): PGS is one of the global leaders in geophysics, an activity on which the group has re-focused since early 2006, following the sale of its oil production business. With a fleet of 12 seismic vessels, PGS is a major player in land seismic acquisition in North America.

•	TGS-NOPEC (Norway) (“TGS-NOPEC”): TGS-NOPEC is focused on providing multi-client geoscience data in North America. The company does not own a seismic fleet (all vessels are chartered) but provides a global coverage and is present both in land and marine activities.

•	Input/ Output (United States) (“Input/ Output”): Input/ Output does not own any vessels, but develops its own technology of data collection and treatment (GX Technology and Concept Systems) and is present mainly in America, in both land and marine activities.

•	Fugro (Netherlands) (“Fugro”): Fugro is focused on seismic data collection and processing for the oil and gas industry, but also for the mining industry and the construction industry, especially for big infrastructure projects. Fugro collects data both in land and marine areas, as well as from the air, and develops part of its own technology internally. The company owns a fleet of 6 seismic vessels and 40 helicopters or planes designed for imaging collection.

Financial Data and Trading Multiples
      The comparable company analysis of the geophysical services and seismic surveys market is generally based on the analysis of the multiples of revenue, EBITDA, EBITDA adjusted for multi-client amortization (“EBITDA adjusted for MCA”), EBIT and net income.
      The two trading multiples selected for the valuation of CGG are:

•	EBITDA adjusted for MCA multiple: Given the different size or lack of multi-client library business in each company included in our comparable company sample, EBITDA needs to be adjusted for the true cost of these libraries. Seismic companies capitalize their multi-client library at acquisition and write down subsequently over different periods of time. In effect, this cost is excluded from EBITDA calculation, hence overstating EBITDA. Thus, the multiple of EBITDA after MCA is one way of adjusting for comparability across the peer group of comparable companies. Its deficiency is due to duration of amortization period, because amortization expense is booked after the initial cash cost has been incurred, but for CGG and Veritas yearly amortization expenses have been relatively consistent with the level of multi-client capital expenditures.

•	Price to earnings ratio, which is considered as a growth indicator and as a value of that growth by the market.

      It should be noted that these two trading multiples are the ones most frequently selected by research analysts covering the sector.
      The revenue multiples have not been selected, due to (i) the margin differential between the companies included in the sample, and (ii) their limited relevance compared to other valuation metrics reflecting the profitability of the companies.
      The EBIT multiples have been rejected due to accounting discrepancies between the comparable companies with respect to accounting methods for depreciation of industrial capital expenditures.
      We have applied the following methodology to all selected comparable companies:

For each selected comparable company, the EBITDA adjusted for MCA multiples correspond to the ratio of (i) the enterprise value (sum of the market capitalization based on the November 8, 2006 closing share price adjusted for the impact of securities giving access to the capital, of the last available net debt and of the last available book value of minority interests less the last available book value of investment in associates) to (ii) the EBITDA estimates adjusted for MCA from a selection of analyst reports for calendar years 2006 and 2007.

For each selected comparable company, the price to earnings ratio corresponds to the ratio of (i) the market capitalization based on the November 8, 2006 closing share price adjusted for the impact of securities giving access to the capital to (ii) the net income estimates from a selection of analyst reports for calendar years 2006 and 2007.

      The EBITDA adjusted for MCA multiples and price to earning ratios of comparable companies are presented in the table hereunder:

	Trading Multiples of Selected Comparable Companies

	Market		EV/ EBITDA				Price to
	Capitalisation as	Enterprise	After MCA				Earnings Ratio
	of November 8, 2006	Value
	($m)	($m)	2006E		2007E		2006E		2007E

PGS	3,690	4,137	8.5	x	6.5	x	14.8	x	10.7x
TGS — NOPEC	1,975	1,831	8.7	x	7.1	x	14.1	x	11.2x
Input/ Output	991	1,056	n.a.		n.a.		39.8	x	24.5x
Fugro	3,254	3,703	10.2	x	8.9	x	18.2	x	15.5x
Average			9.1	x	7.5	x	21.7	x	15.5x
Median			8.7	x	7.1	x	16.5	x	13.4x

Value per CGG ADS
      The enterprise value of CGG is derived from the application of EBITDA adjusted for MCA multiples to the relevant financial data from the CGG business plan.
      Based on the EBITDA adjusted for MCA multiples, the equity value of CGG is equal to the enterprise value as set above minus the net debt and the book value of minority interests as of June 30, 2006 plus the book value of investment in associates as of June 30, 2006.
      The equity value of CGG is also derived from the application of price to earnings ratios to the relevant financial data of the CGG business plan.
      The value per CGG share is obtained by dividing the equity value by the diluted number of share of the company.
      The diluted number of shares is equal to the sum of the number of outstanding shares as of June 30, 2006 and of the number of shares resulting from the exercise of outstanding in-the-money options post application of the treasury method of accounting. The treasury method of accounting assumes that holders of stock options exercise all their in-the-money options, and that the company uses the proceeds of this exercise to buy back and cancel its own shares.
      On the basis of this analysis, and considering one ordinary share is equivalent to five ADSs and a $/€ exchange rate of 1.28 as of November 8, 2006, the implied value of a CGG ADS is equal to between $28.46 and $46.34.

8.1.2.3. Discounted Cash Flow Analysis
      The discounted cash flow (“DCF”) analysis aims to determine the intrinsic economic value of a company based on the net present value of the unlevered free cash flows which are generated by the company’s operations. The equity value is calculated by deducting the net financial debt and the book value of minority interests from that net present value.

Business Plan
      In order to perform a DCF analysis of CGG, we used the business plan prepared by CGG management. The business plan covers the period of 2006 through 2011, or six fiscal years. It was initially approved by the CGG board of directors in May 2006 for the period of 2006 through 2008. It was then revised in August 2006 to take into account the performance of the company during the first half of 2006 and to include forecasts for the period of 2009 through 2011.
      The business plan is based on the following underlying assumptions (please note that Offshore and Processing divisions include the impact of the full-year consolidation of Exploration Resources in 2006):

•	Services:

•	Land:

•	Strong growth between 2006 and 2008, moderate growth from 2009 onwards

•	Improvement of the operating margin in 2006, followed by a slight decrease and a stabilization afterwards

•	Offshore:

•	Strong growth of contract revenue in 2006 and 2007, which then remain stable from 2008 onwards

•	Growth in multi-client revenue in 2006, which then remain stable in absolute terms until 2011

•	Strong improvement of the operating margin in 2006, which then stabilizes

•	Processing:

•	Strong revenue growth in 2006 and 2007, followed by softening of the trend over the business plan period

•	Operating margin improves over the period under review

•	Products (Sercel):

•	Strong growth in 2006, moderate growth from 2007 onwards

•	Improvement of the operating margin in 2006, which then stabilizes

•	Stable industrial capital expenditures over the business plan period and slight increase in multi-client library investments

•	Improved working capital terms in 2006, and sustainability of 2006 levels over the business plan period
      We tested the reliability of the business plan as follows:

•	Meeting with CGG’s Chief Financial Officer and deputy Chief Financial Officer who discussed the revenue growth and margin rates of each business segment, as well as the main underlying assumptions regarding capital expenditures and changes in working capital

•	Comparing the business plan provided and estimates from equity research for revenue, EBITDA adjusted for MCA and net income forecasts

•	Analyzing the historical growth in capital expenditures in exploration and production by the oil and gas sector

Discount Rate
      The discount rate is equal to the weighted average cost of capital (“WACC”), which results from the weighted average of the cost of equity and the cost of debt.
      The cost of equity can be defined as the rate of return required by shareholders, i.e., the rate of return required by investors for equity investments in assets with a similar risk profile to CGG’s.
      CGG’s retained cost of equity is 11.4%, estimated on the basis of the following assumptions. In particular, we have selected U.S. statistics for the risk-free rate and the risk premium as (i) a high proportion of CGG operations are based in America (34% of 2005 revenues), and (ii) our analyses value $-denominated ADS listed on the NYSE.

•	Risk free rate: 4.6% — Source: 10 year U.S. Treasury bonds as of November 8, 2006

•	Market risk premium: 4.9% — Source: Lehman Brothers Equity Strategy

•	Levered beta: 1.37

•	Unlevered beta of 1.18 corresponding to average of selected comparable companies, to which a premium has been applied to account for higher historical volatility of the CGG stock as compared to peers

•	Target debt to market capitalization ratio of 25%, based on ratios of selected comparable companies
      Cost of debt before tax has been estimated at 6.5%, which is in line with the average cost of debt before tax of several listed comparable oilfield services companies that have similar size and capital structure. Post-tax cost of debt (assuming a 35% tax rate) is 4.2%.
      Based on a net debt to market capitalization ratio of 25%, the discount factor amounts to 9.95%, and we have selected a range between 9.5% and 10.5% for the benefit of our sensitivity analysis.

Terminal Value and Perpetuity Growth Rate
      Terminal value, which corresponds to the stream of unlevered free cash flows beyond the period forecasted in the business plan, was calculated on the basis of the Gordon-Shapiro formula. The Gordon-Shapiro formula calculates the enterprise value of a company as the discounted sum of the future available unlevered free cash flows, assuming these unlevered free cash flows grow at the same rate every year (the perpetuity growth rate). Consequently, the terminal value is equal to the ratio between the unlevered free cash flows in 2012 and the difference between the discount rate and the perpetuity growth rate.
      We have considered a perpetual growth rate range of between 3.0% and 4.0%.
      We discounted the stream of unlevered free cash flows as of June 30, 2006. The sum of the discounted unlevered free cash flows and the discounted terminal value represents the enterprise value of CGG.
      The discounted terminal value represents more than two thirds of the enterprise value. It should be noted that the weight of the terminal value, which depends to a large extent on the financial assumptions used, is relatively high in an uncertain economic environment arising by the end of the business plan.

Value per CGG ADS
      The equity value of CGG is equal to the enterprise value as set out above minus the net financial debt and the book value of minority interests as of June 30, 2006 plus the book value of investment in associates as of June 30, 2006.
      The diluted number of shares is obtained on the basis of the calculation detailed above in Section 8.1.2.2.
      Assuming a discount rate between 9.5% and 10.5%, a growth into perpetuity equal to between 3.0% and 4.0%, a $/€ exchange rate of 1.28 as of November 8, 2006 and considering that one ordinary share is equivalent to five ADSs, the implied value of a CGG ADS is equal to between $33.78 and $45.47.

		Perpetual Growth Rate

		3.0%	3.5%	4.0%

	9.5%	$39.52	$42.25	$45.47
WACC	10.0%	$36.44	$38.73	$41.41
	10.5%	$33.78	$35.72	$37.97

8.1.3. Conclusion on CGG valuation
      The trading price of the CGG ADSs of $36.34 as of November 8, 2006 is broadly in line with the value ranges resulting from the valuation methods we deemed relevant.

			Premium/
			Discount Implied
			by Last Closing
			ADS Price of
			$36,34(1)

	Low	High	Low	High

Share price over the last 6 months	$28.65	$40.50	26.8%	(10.3)%
Comparable company analysis	$28.46	$46.34	27.7%	(21.6)%
DCF	$33.78	$45.47	7.6%	(20.1)%

(1)	Price of the CGG ADSs on the NYSE as of November 8, 2006.

8.2. Valuation of Veritas
      Given that Veritas did not provide to CGG an internal business plan during the due diligence process, the Veritas business plan was developed by CGG management in August 2006 in light of various discussions it had with Veritas’ management. This business plan covers the period of 2006 through 2011, or six fiscal years. As Veritas’ fiscal year ends on July 31, we updated the business plan to take into account the financial statements for fiscal year 2006, which were made publicly available after the business plan had been developed. However, we did not amend the business plan for the years 2007 to 2011 as CGG management judged that the differences between the data initially included in the business plan for 2006 and the published 2006 results would not significantly impact the forecasts for these years.

8.2.1. Rejected Valuation Methods

8.2.1.1. Book Value of Shareholders’ Equity
      We believe this method is not relevant for the reasons detailed in Section 8.1.1.1. For indicative purposes, the book value of shareholders’ equity was $710.5 million as of July 31, 2006, or $19.8 per share.

8.2.1.2. Net Asset Value
      We believe this method is not relevant for the reasons detailed in Section 8.1.1.2.

8.2.1.3. Target Prices of Research Analysts
      We believe this method is not relevant for the reasons detailed in Section 8.1.1.3., and because the value of target prices for Veritas has been impacted by the announcement of the Merger. For indicative purposes, the average of target prices set by a benchmark of five research analysts who have published between July 1, 2006 and September 1, 2006 is $58.4 per Veritas share.

8.2.1.4. Dividend Discount Model
      We believe this method is not relevant for the reasons detailed in Section 8.1.1.4, as Veritas has not paid any dividend to its shareholders over the past three years.

8.2.1.5. Precedent Transactions Involving the Share Capital of the Company
      We did not select this method as a relevant benchmark given that no specific transaction has recently occurred involving the share capital of Veritas.

8.2.1.6. Share Price
      We believe this method is not relevant because the current Veritas share price has been impacted by the announcement of the Merger. We believe the impact of the announcement has been to increase the price of Veritas stock to take account of synergies which may result from the Merger. Consequently, the post-Merger announcement price of Veritas stock does not reflect the stand-alone value of Veritas.

8.2.2. Selected Valuation Methods

8.2.2.1. Comparable Company Analysis
      This method has been described in Section 8.1.2.2. We have selected the same sample of comparable companies and analyzed the same multiples, i.e., the EBITDA adjusted for MCA multiple and the price to earnings ratio.

Calculation of the Diluted Number of Shares
      We have analyzed the dilutive effect of the exercise of stock options and equity grants as follows: the diluted number of Veritas shares is equal to the sum of (i) the number of outstanding shares as of July 31, 2006, (ii) the number of shares issuable upon the conversion of Veritas’ 2024 convertible bonds less the redemption amount of $155 million to be paid in cash, (iii) the number of shares issuable upon the exercise of outstanding in-the-money options after the application of the treasury method of accounting, (iv) shares issuable upon the satisfaction of performance share agreements, and (v) shares issuable upon conversion of Deferred Share Units.

Value per Veritas Share
      The enterprise value of Veritas is derived from the application of EBITDA adjusted for MCA multiples to the relevant financial data from the Veritas business plan.
      Based on the EBITDA adjusted for MCA multiples, the equity value of Veritas is equal to the enterprise value as set forth above minus the net debt and the book value of minority interests as of July 31, 2006
      The equity value of Veritas is also derived from the application of price to earnings ratios to the relevant financial data of the Veritas business plan.
      The value per Veritas share is obtained by dividing the equity value by the diluted number of Veritas shares.
      On the basis of this analysis, the implied value per Veritas share is equal to between $42.63 and $61.22.

8.2.2.2. Precedent Transaction Analysis
      The comparable transaction analysis consists of the review of valuation multiples observed in similar transactions that happened in the same industry including control premiums. This approach is limited by the difficulty in finding complete and exhaustive information that allow a precise valuation for a given company.
      The selected sample of transactions, as detailed below, includes majority transactions that occurred within the geophysical services and seismic surveys market. The transaction multiples have been determined with the implicit enterprise value derived from the acquisition price, and the last twelve-month financial statements as reported prior to the transaction date.

      The following table lists the precedent transactions used. EBITDA adjusted for multi-client amortization multiple valuation is the method used here.

	Multiples of Precedent Transactions
				Enterprise Value/ Last
			Enterprise Value	12-Month EBITDA
Date	Acquiror	Target	($m)	After MCA

4/20/2006	Schlumberger	WesternGeco	8,019	14.6x
2/13/2006	Arcapita	Roxar	200	13.9x
8/29/2005	CGG	Exploration Resources	442	15.3x
9/1/2004	CGG(1)	PGS Geophysical Business	900	15.9x
8/12/2004	National — Oilwell	Varco International	2,820	12.4x
2/20/2002	BJ Services	OSCA	458	17.0x
11/26/2001	Veritas DGC(1)	PGS	2,979	12.5x
3/22/2000	Tuboscope	Varco International	738	8.4x
5/10/1998	Baker Hughes	Western Atlas	6,144	9.7x
3/4/1998	EVI	Weatherford Enterra	2,791	8.7x
			Average	12.4x
			Median	12.5x

(1)	Transactions not completed.
     The multiple range that we have selected is 11.0x to 15.0x: this includes the spread of most of the transactions in the above table and its mid-point is slightly above the average of the sample to reflect the higher weighting of recent transactions in the range.
      On the basis of this analysis, the implied value of the Veritas share is equal to between $54.25 and $70.57. It should be reminded that these values take into account a premium including part of the synergies expected by the acquirer.

8.2.2.3. Discounted Cash Flow Analysis
      This method is described in Section 8.1.2.3

Business Plan
      In order to perform a discounted cash flow analysis of Veritas, we used the business plan prepared by CGG management
      The business plan is based on the following underlying assumptions:

•	Multi-clients:

•	Land:

•	Stable revenue in 2007, followed by a slight revenue growth from 2007 onwards

•	Improvement of the gross margin in the short term, stabilization thereafter

•	Offshore:

•	Strong revenue growth in 2007, stabilization thereafter and then slight decrease by the end of the business plan period

•	Slight improvement of the gross margin in 2007, stable thereafter

•	Contracts:

•	Land:

•	Stable revenue over the business plan period

•	Constant gross margin over the business plan period

•	Offshore:

•	Strong revenue growth in 2007 and 2008, stabilization from 2009 onwards

•	Improvement of the gross margin in the short term, stabilization thereafter

•	Multi-client amortization: Constant as a percentage of multi-client revenue over the business plan period

•	R & D and SG&A: Constant as a percentage of revenue over the business plan period

•	Strong increase in industrial capital expenditure in 2007 to finance an additional seismic vessel to be delivered in Q1 2007, then in line with historical levels

•	Multi-client library investments in line with historical levels

•	Slight improvement of working capital management over the business plan period

      We tested the reliability of the business plan as follows:

•	Meeting with CGG’s Chief Financial Officer and deputy Chief Financial Officer who discussed the revenue growth and margin rates of each business segment of Veritas, as well as the main underlying assumptions regarding capital expenditures and changes in working capital

•	Comparison between the business plan provided and estimates from research analysts for revenue, EBITDA adjusted for MCA and net income forecasts

•	Analysis of the historical growth in capital expenditures in exploration and production by the oil and gas sector

Discount Rate
      Veritas’ retained cost of equity is 11.1%, estimated on the basis of the following assumptions:

•	Risk free rate: 4.6% — Source: 10 year U.S. Treasury bonds as of November 8, 2006

•	Market risk premium: 4.9% — Source: Lehman Brothers Equity Strategy

•	Levered beta: 1.31

•	Unlevered beta of 1.13 corresponding to average of selected comparable companies

•	Target debt to market capitalization ratio of 25%, based on ratios of selected comparable companies
      Cost of debt before tax has been estimated at 6.5%, which is in line with the average cost of debt before tax of several listed comparable oilfield services companies which have similar size and capital structure. Post-tax cost of debt (assuming a 35% tax rate) is 4.2%.
      Based on a net debt to market capitalization ratio of 25%, the discount factor amounts to 9.69%, and we have selected a range equal to between 9.0% and 10.0% for the benefit of our sensitivity analysis.

Terminal Value and Perpetuity Growth Rate
      We have calculated the terminal value as per the methodology detailed in Section 8.1.2.3.
      We have considered a perpetuity growth rate range of between 3.0% and 4.0%.
      We discounted the stream of unlevered free cash flow as of July 31, 2006.
      The discounted terminal value represents more than two-thirds of the enterprise value. It should be noted that the weight of the terminal value, which depends to a large extent on the financial assumptions selected, is relatively high in an uncertain economic environment arising by the end of the business plan.

Value per Veritas Share
      The equity value of the Veritas shares is equal to the enterprise value as set above minus the net debt and the book value of minority interests as of July 31, 2006.
      The diluted number of shares is obtained on the basis of the calculation detailed above in 8.2.2.1.
      Assuming a discount rate equal to between 9.0% and 10.0% and a growth into perpetuity equal to between 3.0% and 4.0%, the implied value of the Veritas shares is equal to between $59.72 and $77.51.

		Perpetual Growth Rate

		3.0%	3.5%	4.0%

	9.0%	$68.14	$72.40	$77.51
WACC	9.5%	$63.61	$67.15	$71.33
	10.0%	$59.72	$62.70	$66.18

Synergies Expected from the Merger
      The DCF value of Veritas post-synergies has been calculated as the sum of the DCF value of Veritas pre-synergies and the DCF value of the synergies.
      The Merger is expected to result in revenue enhancement and cost savings, with an estimated total pre-tax operating impact of approximately $65 million per year.
      CGG expects the synergies to arise from various areas, such as:

•	Having one public company (CGG-Veritas) instead of two once Veritas common stock is deregistered with the SEC and delisted from the NYSE

•	The redeployment of support resources towards operations

•	The rationalization of operating facilities

•	A better utilization of vessels with less transit time between regions

•	Additional revenue potential through the combined multi-client libraries

      Two-thirds of the estimated synergies are anticipated to be achieved within the first year following completion of the Merger, with the full synergies expected during the following year.
      Implementation costs are estimated at approximately $20 million in non-recurring expenses (approximately 30% of cost synergies), with 80% occurring during the first year following completion of the Merger and 20% during the second year.
      The synergies have been valued as the sum of (i) the present value of after-tax synergies net of implementation costs during the two years following completion of the Merger, the discount rate being that of Veritas, and of (ii) the present value of the after-tax synergies from the third year following completion of the Merger, applying the Gordon-Shapiro formula (assuming a discount rate equal to Veritas’ and no growth into perpetuity).
      Assuming a discount rate equal to between 9.0% and 10.0%, the implied value of synergies is equal to between $366 million and $412 million, or between $8.45 and $9.51 per Veritas share.

8.2.3. Conclusion on Veritas Valuation
      The Consideration implies the following premium and discount on our valuation ranges resulting from the valuation methods we deemed relevant.

			Premium/Discount
			Implied by
			Consideration of
			$78.43(1)

	Low	High	Low	High

Comparable company analysis	$42.63	$61.22	84.0%	28.1%
Precedent transaction analysis	$54.25	$70.57	44.6%	11.1%
DCF without synergies	$59.72	$77.51	31.3%	1.2%
DCF with synergies	$68.17	$87.02	15.0%	(9.9)%

(1)	Consideration based on $37.00 plus 1.14 CGG ADS at $36.34 as of November 8, 2006.

9.	Review of Valuation Analyses Performed by CGG’s Financial Advisors
      Credit Suisse and Rothschild, financial advisors to CGG, have performed valuation analyses of CGG and Veritas, which are presented in the Registration Statement.

9.1. Review of Valuation Analyses of CGG
      Only Credit Suisse has performed a valuation analysis of CGG.
      Valuation methods not selected:

•	Book value of shareholders’ equity

•	Net asset value

•	Target prices of research analysts

•	Dividend discount model

•	Precedent transactions involving the share capital of the company

•	Share price

      Selected valuation methods:

•	Comparable company analysis

•	Precedent transaction analysis

•	Discounted cash flow analysis

9.1.1. Valuation Methods not Selected by Credit Suisse
      Unlike Credit Suisse, we considered the reference to the share price of CGG as a relevant valuation parameter as (i) the Consideration of the Merger will be partly in the form of CGG ADS and (ii) the stock price represents an objective valuation of CGG by the market.

9.1.2. Valuation Methods Selected by Credit Suisse

9.1.2.1. Comparable Company Analysis
      Credit Suisse selected a sample of 3 comparable companies, namely PGS, Input/ Output and TGS-NOPEC.
      For this exercise, Credit Suisse decided to consider the following trading multiples as relevant: EBITDA adjusted for MCA, price to earnings and price to cash flow per share. The calendar years considered for this analysis were 2006 and 2007.
      On the basis on this analysis, the implied value per CGG ADS is equal to between $32.10 and $38.75.

Differences of Assessment
      The differences of assessment between Credit Suisse and Lehman Brothers lead to a mid-range value gap of $1.98 per CGG ADS between the analysis of Credit Suisse and ours. These differences can be accounted for by (i) the selection of the sample of comparable companies, (ii) the financial metrics selected, (iii) the reference date, and (iv) the range of multiples selected.
      We have selected Fugro in our sample for the following reasons:

•	Fugro is a diversified group, present in both the geophysical services and seismic surveys markets, and on other oil services markets (drilling for hydrocarbons exploration, engineering as well as consultancy). However, its seismic business represents an important part of its revenues (50% in 2005).

•	Fugro’s main clients are oil and gas companies, as are CGG and Veritas clients

•	Fugro’s market capitalization is of a similar size to that of CGG and Veritas

      We have selected the EV/ EBITDA after MCA multiples as well as the price to earnings ratios.
      We derived the comparable company multiples based on a closing stock price as of November 8, 2006, while Credit Suisse used September 1, 2006 as the reference date. It should be noted that the financial estimates for the calendar years 2006 and 2007 which we selected, are based on a selection of research estimates published after the Merger was announced, while research estimates used by Credit Suisse were published before the Merger announcement.

9.1.2.2. Precedent Transaction Analysis
      While Credit Suisse selected this method, we believe it is not relevant for the reasons detailed in Section 8.1.1.6.

9.1.2.3. Discounted Cash Flow Analysis
      For the DCF, Credit Suisse selected:

•	Unlevered free cash flows derived from the CGG business plan

•	A discount rate equal to between 10.0% and 11.0%

•	A perpetuity growth rate equal to between 3.5% and 4.5%

      Based on these assumptions, the implied value of the CGG ADS is equal to between $32.96 and $44.19.

Differences of Assessment
      Differences of assessment between Credit Suisse and Lehman Brothers lead to a mid-range value gap of $1.05 per CGG ADS between the analysis of Credit Suisse and our analysis.
      These main differences result from:

•	Different assumptions for the discount rate (mid-range of 10.5% for Credit Suisse compared to 10.0% in our analysis)

•	Different assumptions for the perpetuity growth rate (mid-range of 4.0% for Credit Suisse compared to 3.5% in our analysis)

9.2. Review of Valuation Analyses of Veritas
      Both of Credit Suisse and Rothschild have performed a valuation analysis of Veritas.
      Valuation methods not selected:

•	Book value of shareholders’ equity

•	Net asset value

•	Target prices of research analysts

•	Dividend discount model

•	Precedent transactions involving the share capital of the company

•	Share price

      Selected valuation methods:

•	Comparable company analysis

•	Precedent transaction analysis

•	Discounted cash flow analysis

9.2.1. Valuation Methods not Selected by Credit Suisse and Rothschild
      We do not have any differences of opinion regarding the valuation methods not selected by Credit Suisse and Rothschild as discussed under Section 9.2 above.

9.2.2. Valuation Methods Selected by Credit Suisse and Rothschild

9.2.2.1. Comparable Company Analysis
      Credit Suisse selected the same sample of comparable companies as for the CGG comparable company analysis, namely PGS, Input/ Output and TGS-NOPEC.
      On the basis on this analysis, the implied value per Veritas share is equal to between $52.92 and $64.33.
      Rothschild selected a peer group including four companies: PGS, TGS-NOPEC, Seitel and Fugro.
      For this exercise, Rothschild decided to consider the following trading multiples as relevant: EV/EBITDA, EBITDA adjusted for MCA and EBIT. The years considered for this analysis were 2006 and 2007.
      On the basis on this analysis, the implied value per Veritas share is equal to between $40.60 and $72.83.

Differences of Assessment
      The differences of opinion between CGG’s financial advisors and Lehman Brothers leads to a mid-range value gap of:

•	$6.70 per Veritas share between the analysis of Credit Suisse and our analysis

•	$4.79 per Veritas share between the analysis of Rothschild and our analysis

      These differences result from differences in (i) the selection of the sample of comparable companies, (ii) the financial metrics selected, (iii) the reference date and (iv) the range of multiples selected.
      Unlike Credit Suisse but like Rothschild, we decided to include Fugro among the sample of comparable companies for the reasons explained previously.

      However, unlike Rothschild, we decided not to include Seitel in our sample of comparable companies since:

•	Seitel is significantly smaller than Veritas

•	Seitel’s shares are traded OTC in the United States, hence the market capitalization does not constitute in our opinion a relevant reference metric

•	only a limited number of research analysts follow the stock, the available financial forecasts do not allow us to compute a relevant consensus

      We have selected the EV/ EBITDA after MCA multiples as well as the price to earnings ratios.
      We derived the comparable company multiples based on closing stock price as of November 8, 2006, while CGG’s financial advisors used September 1, 2006 as the reference date. It should also be noted that:

•	The financial estimates for the calendar years 2006 and 2007 we selected are based on a selection of analysts’ estimates published after the Merger was announced, while research estimates used by CGG’s financial advisors were published before the Merger announcement.

•	Veritas financial statements for the fiscal year ending July 31, 2006 are included in our analysis of calendar year 2006 multiples. CGG’s financial advisors did not have access to such financial information at the time of their analysis. However, this difference does not significantly impact the values obtained.

9.2.2.2. Precedent Transaction Analysis
      Credit Suisse selected 11 precedent comparable transactions in the oilfield services sector and selected EV/ EBITDA adjusted for MCA as the only relevant multiple.
      On that basis, the implied value per Veritas share is equal to between $57.49 and $68.90.
      Rothschild selected nine precedent comparable transactions in the oilfield services sector and selected EV/ EBITDA adjusted for MCA as the only relevant multiple.
      On that basis the implied value per Veritas share is equal to between $56.00 and $79.90.

Differences of Assessment
      Differences of assessment between CGG’s financial advisors and Lehman Brothers lead to a mid-range value gap of:

•	$0.79 per Veritas share between the analysis of Credit Suisse and our analysis

•	$5.14 per Veritas share between the analysis of Rothschild and our analysis

      These differences can be accounted for by the selection of precedent transactions and the range of multiples selected. However, there is no difference as per the relevant multiple selected, which is the EV/EBITDA adjusted for MCA in all cases.

      Compared to Credit Suisse’s selection of precedent transactions, we did not select the transactions listed below, mainly because of the lack of comparability between each of the target companies and Veritas:

•	Seabulk International’s acquisition by Seacor (March 2005), Seabulk principal business being the services and assistance of maritime transport for petroleum and chemical products

•	Coflexip’s acquisition by Technip (July 2001), Coflexip’s main activity being the provision of products and solutions for the installation of subsea oil and gas fields

•	Camco International’s acquisition by Schlumberger (June 1998), Camco International being specialized in activities relating to exploration/drilling of oil and gas

•	Dresser Industries’ acquisition by Halliburton Company (February 1998), Dresser’s main activity being the provision of products and services related to drilling

      Compared to Credit Suisse, we selected the following additional precedent transactions:

•	Roxar’s acquisition by Arcapita (February 2006): Although smaller, this transaction is recent and therefore captures valuation levels related to the current phase of the cycle. In addition, Roxar is active in segments close to Veritas and targets the same type of clients

•	Exploration Resources’ acquisition by CGG (August 2005): Although smaller, this transaction involves two players of the seismic industry

•	CGG’s tentative acquisition of the seismic activities of PGS (September 2004): Although not completed, this transaction offers an indication of value level between two players of the seismic industry

      Compared to Rothschild’s selection of precedent transactions, we did not select the transactions below mainly because of the lack of comparability between each of the target companies and Veritas:

•	Seabulk International’s acquisition by Seacor (March 2005) (see above)

•	Subsea 7’s acquisition by Siem Offshore (November 2004), Subsea 7 being specialized in the installation of subsea equipments in deep water.

•	Coflexip’s acquisition by Technip (July 2001) (see above)

      Compared to Rothschild, we selected the following additional precedent transactions:

•	Roxar’s acquisition by Arcapita (February 2006) (see above)

•	Varco International’s acquisition by Tuboscope (May 2000): Since we selected as comparable transaction the acquisition of Varco International in 2004, we decided to also select this preceding transaction

•	Western Altlas’ acquisition by Baker Hugues (May 1998), the target being one of the main players of the seismic industry

•	Weatherford Enterra’s acquisition by EVI (May 1998), Weatherford Enterra being active in markets offering similarities with the seismic industry

9.2.2.4. Discounted Cash Flow Analysis
      For the DCF, Credit Suisse selected:

•	Unlevered free cash flows derived from the Veritas business plan

•	A discount rate equal to between 9.0% and 10.0%

•	A perpetuity growth rate equal to between 3.0% and 4.0%

      Based on these assumptions, the implied value of the Veritas share is equal to between $59.67 and $77.39 before synergies, and between $68.00 and $86.74 after synergies.
      For the DCF, Rothschild has:

•	Selected the unlevered free cash flows derived from the Veritas business plan

•	Selected a discount rate equal to between 10.0% and 12.0%

•	Calculated a terminal value based on an EBITDA adjusted for MCA multiple equal to between 10.0x and 12.0x, a range based on the analysis of precedent comparable transactions as well as comparable traded companies

      Based on these results, the implied value of the Veritas share is equal to between $59.42 and $72.20 before synergies, and between $70.99 and $86.76 after synergies.

Differences of Assessment
      Differences of assessment between CGG’s financial advisors and Lehman Brothers lead to a mid-range value gap of:

•	$0.08 per Veritas share between the analysis of Credit Suisse and our analysis before synergies, and $0.23 per Veritas share after synergies.

•	$2.80 per Veritas share between the analysis of Rothschild and our analysis before synergies, and $1.28 per Veritas share after synergies.

      These differences mainly result from:

•	The different assumptions on the discount period: Rothschild has calendarized and discounted the unlevered free cash flows up to December 31, 2010 and has determined the terminal value at this date, while Credit Suisse and Lehman Brothers have used the unlevered free cash flows on a fiscal year basis up to July 31, 2011 and have determined the terminal value at this date

•	The mid range assumption on the discount factor (11.0% for Rothschild compared to 9.5% for Credit Suisse and Lehman Brothers)

•	The methodologies and the assumptions selected for the calculation of the terminal value: Rothschild determined the terminal value based on a EBITDA adjusted for MCA multiple and selected as its main assumption a multiple of 11,0x

•	The difference between the normative tax rate used by Credit Suisse on one hand, and Rothschild and Lehman Brothers on the other hand

10.	Conclusion on the Fairness, from a Financial Standpoint, of the Consideration to be Paid by CGG in the Merger
      We understand that, pursuant to the Merger Agreement, the Consideration to be received with respect to each share of Veritas common stock will be equal to $37.00 paid in cash, plus approximately 1.14 CGG ADS.
      Our valuation analyses of CGG show that the CGG ADS price as of November 8, 2006, which equals $36.34, corresponds to a reasonable valuation of the company.
      We observe that, based the on CGG ADS price on the NYSE as of November 8, 2006 of $36.34, the Consideration was equal to $78.43.
      Analyses carried out on Veritas show that the Consideration is superior to valuation levels achieved through the use of analogous methodologies (which do not take into account synergies expected from the Merger). However, the Consideration is within the valuation range resulting from the application of the discounted cash flow analysis after taking into account expected synergies, the level of which we understand from CGG to have been an important factor for the launch of the Merger process.
      Based upon and subject to the foregoing, in particular the preliminary notice to this report, we are of the opinion that, as of the date hereof, the Consideration to be paid by CGG in the Merger is fair, from a financial point of view, to CGG.

Lehman Brothers Europe Limited
Paris,
November 9, 2006

ANNEX F
Section 262 of the General Corporation Law of the State of Delaware
      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to § § 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.
      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      The French Commercial Code prohibits provisions of statuts that limit the liability of directors. The French Commercial Code also prohibits a company from indemnifying its directors against liability unless in a civil matter they are found to have acted in good faith and in their capacity as directors or in a criminal matter they are found not to have acted against the interests of the company. A company may forward attorneys’ fees and costs to a director sued by a third party in his capacity as director but the amounts forwarded must be reimbursed to the company unless the director ultimately prevails in the litigation on all counts, but is nevertheless required to bear attorneys’ fees and costs.
      CGG’s statuts do not expressly provide for indemnification by it of liabilities of its directors or officers in their capacity as such. However, CGG maintains officers’ and directors’ liability insurance, which insures against certain liabilities that officers and directors in its group companies may incur in such capacities, including liabilities arising under the U.S. securities laws, subject to certain exceptions.

Item 21.	Exhibits and Financial Statement Schedules
      (a) See Exhibit Index.

Item 22.	Undertakings
      (A) The undersigned registrant hereby undertakes as follows:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed or throughout a continuous offering.

      (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (C) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Exchange Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (D) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (E) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (F) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, Compagnie Générale de Géophysique has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Paris, France on November 27, 2006.

Compagnie Générale de Géophysique

By:	/s/ Robert Brunck

Name: Robert Brunck

Title:	Chairman and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 27, 2006.

* Name: Robert Brunck Chairman of the Board and Chief Executive Officer (Principal executive officer)	* Name: Yves Lesage Director
/s/ Thierry Le Roux Name: Thierry Le Roux Group President and Chief Financial Officer (Principal financial and accounting officer)	* Name: Christian Marbach Director

* Name: Olivier Appert Director	* Name: John MacWilliams Director

* Name: Remi Dorval Director	* Name: Robert Semmens Director
Name: Jean Dunand Director	* Name: Daniel Valot Director

* Name: Gerard Fries Director	* Name: Jonathan Miller Authorized United States Representative
* By:/s/ Thierry Le Roux Thierry Le Roux, as Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description

2.1		Agreement and Plan of Merger, dated as of September 4, 2006, by and among CGG, Volnay Acquisition Co. I, Volnay Acquisition Co. II and Veritas DGC Inc. (included as Annex A to the proxy statement/ prospectus forming a part of this registration statement).

4.1		Form of Amended and Restated Deposit Agreement, dated as of , 2006 among CGG, The Bank of New York as Depositary, and the Owners and Holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1-1 to the Registration Statement on Form F-6 (filed by CGG with the Commission on October 16, 2006).

5.1		Opinion of Béatrice Place-Faget regarding the legality of the securities being registered.

8.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal income tax matters.

23.1		Consent of Ernst & Young & Autres and Mazars & Guérard.

23.2		Consent of Ernst & Young AS.

23.3		Consent of Ernst & Young.

23.4		Consent of PricewaterhouseCoopers LLP.

23.5		Consent of Béatrice Place-Faget (included in Exhibit 5.1).

23.6		Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 8.1).

24.1		Powers of Attorney (included as part of the signature pages of the Registration Statement (SEC File No. 333-126556) filed by CGG with the Commission on October 17, 2006).

99.1		Consent of Goldman, Sachs & Co.

99	.2*	Consent of Credit Suisse Securities (USA) LLC.

99.3		Consent of Rothschild Inc.

99.4		Consent of Lehman Brothers

99.5		Form of Proxy for Holders of Veritas Common Stock.

99.6		Form of Election.

99.7		Form of Notice of Guaranteed Delivery.

*	Previously filed.